Form 10-K, Exhibit 13
period 1994-09-30
JACOBS ENGINEERING GROUP INC /DE/
filed 1994-12-28
CIK 52988

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                      WITH REPORT OF INDEPENDENT AUDITORS

                              SEPTEMBER 30, 1994

SELECTED HIGHLIGHTS
For Fiscal Years Ended September 30


                                                      1994                        1993                        1992
     -----------------------------------------------------------------------------------------------------------------
     Revenues                                $1,165,754,100              $1,142,926,100              $1,106,427,400
     Net income                                  18,767,000                  28,670,000                  26,605,000
     -----------------------------------------------------------------------------------------------------------------
     Per share information:
      Net income                                     $ 0.75                      $ 1.15                      $ 1.11
      Net book value                                   7.96                        6.96                        5.81
      Closing year-end stock
       price                                         24.375                      23.250                      29.125
     -----------------------------------------------------------------------------------------------------------------
     Total assets                            $  504,364,200              $  351,020,100              $  316,731,100
     Stockholders' equity                       200,433,300                 173,796,600                 139,812,800
     Return on average equity                        10.03%                      18.28%                      21.56%
     Stockholders of record                           2,635                       2,616                       2,468
     -----------------------------------------------------------------------------------------------------------------
     Backlog:
      Engineering services                   $  793,060,000              $  736,600,000              $  647,100,000
      Total                                   2,500,000,000               1,858,600,000               1,760,000,000
     -----------------------------------------------------------------------------------------------------------------
     Permanent staff                                  6,940                       5,310                       4,530
     -----------------------------------------------------------------------------------------------------------------

Net income for fiscal 1994 includes special charges totalling approximately $10,200,000, or $0.40 per share. Of the total amount recorded, approximately $8,600,000, or $0.34 per share, relates to the consolidation of offices, asset write-downs and certain other special charges, and approximately $1,600,000, or $0.06 per share, relates to the settlement of certain third-party claims and litigation.

Net income for fiscal 1992 included a net gain of $2,118,000, or $0.09 per share, from the sale of 40 percent of the Company's holdings of the common stock of Genetics Institute, Inc.

Jacobs Engineering Group Inc.
   and Subsidiaries
Selected Financial Data
For Fiscal Years Ended September 30

                                          1994             1993             1992             1991           1990           1989
- -------------------------------------------------------------------------------------------------------------------------------
Results of Operations:
   Revenues                     $1,165,754,100   $1,142,926,100   $1,106,427,400   $1,036,288,600   $881,756,600   $793,576,800
   Net income                       18,767,000       28,670,000       26,605,000       20,385,000     14,390,000     10,220,000

- -------------------------------------------------------------------------------------------------------------------------------
Financial Position:
   Current ratio                     1.41 to 1        1.61 to 1        1.56 to 1        1.41 to 1      1.24 to 1      1.24 to 1
   Working capital                $106,057,200     $100,688,400      $92,706,100      $60,580,100    $39,544,000    $32,964,600
   Current assets                  367,484,600      264,948,800      258,206,400      206,576,400    202,403,900    172,489,100
   Total assets                    504,364,200      351,020,100      316,731,100      260,141,600    253,706,500    212,679,700
   Long-term debt                   25,000,000                -                -                -              -      6,332,100
   Stockholders' equity            200,433,300      173,796,600      139,812,800      106,935,500     82,964,200     58,806,100
   Return on average equity             10.03%           18.28%           21.56%           21.47%         20.30%         21.22%
   Backlog:
       Engineering services       $793,060,000     $736,600,000     $647,100,000     $457,300,000   $329,400,000   $222,830,000
       Total                     2,500,000,000    1,858,600,000    1,760,000,000    1,605,000,000  1,343,300,000    970,010,000

- -------------------------------------------------------------------------------------------------------------------------------
Per Share Information:
   Net income                            $0.75            $1.15            $1.11            $0.86          $0.64          $0.48
   Stockholders' equity                   7.96             6.96             5.81             4.50           3.70           2.74

- -------------------------------------------------------------------------------------------------------------------------------
Common and Common Stock
   Equivalents Outstanding          25,173,200       24,964,500       24,070,000       23,763,300     22,439,100     21,501,000
- -------------------------------------------------------------------------------------------------------------------------------

Net income for fiscal 1994 included special charges totaling approximately
  $10,200,000, or $0.40 per share. Of the total amount recorded, approximately $8,600,000, or $0.34 per share, related to the consolidation of offices, asset write-downs and certain other special charges, and approximately $1,600,000, or $0.06 per share, related to the settlement of certain third-party claims and litigation.

Net income for fiscal 1992 included a net gain of $2,118,000, or $0.09 per share, from the sale of 40 percent of the Company's holdings of the common stock of Genetics Institute, Inc.

The increases in revenues, current assets, total assets and backlog from 1987 to 1988 were due primarily to an acquisition.

Jacobs Engineering Group Inc.
    and Subsidiaries
Selected Financial Data
For Fiscal Years Ended September 30

                                              1988             1987             1986             1985
- -----------------------------------------------------------------------------------------------------
Results of Operations:
    Revenues                          $757,410,000     $320,307,300     $207,589,400     $220,492,800
    Net income                           6,552,000        3,512,000          850,000        2,020,000

- -----------------------------------------------------------------------------------------------------
Financial Position:
    Current ratio                        1.18 to 1        1.42 to 1        1.21 to 1        1.13 to 1
    Working capital                    $22,020,900      $26,657,100       $7,889,600       $7,479,100
    Current assets                     143,950,700       89,628,600       45,379,800       63,543,400
    Total assets                       179,642,100      116,848,700       75,786,300       95,833,300
    Long-term debt                       9,244,400       12,276,500          941,300        1,639,700
    Stockholders' equity                37,502,800       30,966,500       26,960,400       26,768,700
    Return on average equity                19.14%           12.13%            3.16%            7.90%
    Backlog:
        Engineering services          $154,950,000      $87,736,000      $69,017,000      $65,378,000
        Total                          822,252,000      351,554,000      236,933,000      199,058,000

- -----------------------------------------------------------------------------------------------------
Per Share Information:
    Net income                               $0.34            $0.18            $0.04            $0.10
    Stockholders' equity                      1.93             1.62             1.41             1.35

- -----------------------------------------------------------------------------------------------------
Common and Common Stock
    Equivalents Outstanding             19,390,400       19,150,400       19,066,200       19,849,300
- -----------------------------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


SPECIAL 4TH QUARTER (FISCAL 1994) CHARGE

During fiscal 1993 and 1994, the Company completed several significant business acquisitions. In January 1993, the Company acquired H&G Process Contracting Limited and H&G Contractors Limited (together, "Humphreys & Glasgow"), based in England. Then in June 1993, the Company acquired the Sigel Group of companies ("Sigel"), based in Philadelphia, Pennsylvania. In September 1993, the Company acquired Wolder Engineers and Constructors ("Wolder"), based in Long Beach, California. And finally, in July 1994, the Company acquired substantially all of the assets, subject to certain assumed liabilities of CRS Sirrine Engineers, Inc. ("Sirrine") and all of the issued and outstanding capital stock of CRSS Constructors, Inc. and CRSS International, Inc. (together, "CRSS Constructors").

Management believes each of these acquisitions provides the Company with long-term strategic growth opportunities. As a result of these acquisitions, the Company now has established operations in new geographic markets and added to the range of services it can provide its clients. The Company has also added to its customer base, as well as to the industry groups and markets to which it can provide its services.

However, in addition to providing the Company entry to new geographic markets, the acquisitions added offices in geographic markets in which the Company already had a presence. Furthermore, each of the acquisitions had an overhead infrastructure that was in certain instances duplicative of resources already existing within the Company.

Although Humphreys & Glasgow, Sigel and Wolder presented some of the operating redundancies discussed above, the issue of cost control and office consolidations became particularly acute after the Company completed the acquisition of Sirrine and CRSS Constructors in the fourth quarter of fiscal 1994. For example, the acquisition of Sirrine and CRSS Constructors resulted in the Company having as many as three or more offices in some geographic markets.

After the acquisition of Sirrine and CRSS Constructors, management implemented a plan to consolidate certain of its offices. Also as a result of the acquisition of Sirrine and CRSS Constructors, management reviewed where certain projects were being executed, particularly those projects in the area of bulk chemical processing, and decided to transfer selected projects to other offices within the Company. Additionally, management undertook to evaluate the Company's continuing business activities relating to a joint venture in the U.K.. Lastly, management reviewed the realizability of assets the Company acquired in recent years and wrote-down the carrying value of those assets to their estimated net realizable values.

As a result of these actions, the Company recorded in the fourth quarter of 1994 a total after-tax charge of approximately $10.2 million ($0.40 per share). Of the total amount recorded, approximately $8.6 million ($0.34 per share) related to the consolidation and cost reduction activities discussed above, and approximately $1.6 million ($0.06 per share) related to certain third-party claims and litigation that were settled during the fourth quarter of 1994. A more complete description of the components of the $8.6 million after-tax, special charge follows.

Included in the $8.6 million after-tax, special charge is approximately $3.3 million relating to the consolidation of offices located primarily in Southern California, New Jersey and Denver, Colorado. The Company has permanently vacated approximately 90,000 square feet of office space and is in the process of vacating approximately 75,000 additional square feet of office space. The charge is net of management's estimate of possible recoveries from subleasing the vacated space. The gross charge relating to the consolidation of offices has been included in selling, general and administrative expenses in the 1994 consolidated income statement.

Also included in the special charge is approximately $1.8 million relating to the Company's investment in Anglian H&G. Anglian H&G was a joint venture between Anglian Water plc and Humphreys & Glasgow, an interest in which was acquired by the Company as part of its acquisition of Humphreys & Glasgow in 1993. Anglian H&G provided engineering and construction management services for granulated activated carbon ( " GAC " ) adsorption facilities. These regeneration facilities remove pesticides and other contaminants from drinking water. The highly specialized nature of Anglian H&G's market was inconsistent with the Company's overall objectives in Europe. Accordingly, during the fourth quarter of 1994, management decided to cease its long-term participation in the joint venture and recorded the $1.8 million charge to reflect the loss on its investment. Effective in the fourth quarter of 1994, the Company is no longer bidding or pursuing work for GAC regeneration facilities through the joint venture. The gross charge relating to this loss has been included in direct costs of contracts and selling, general and administrative expenses in the 1994 consolidated income statement.

The Company did not initiate a significant reduction of its workforce as a result of these consolidation activities. However, certain terminations did occur during the fourth quarter. Included in the special charge is approximately $1.9 million relating primarily to the Company's liability to terminated employees.

Also included in the special charge is approximately $0.9 million relating to the write-down of assets to their estimated net realizable values. The larger items comprising this charge relate to real estate the Company has acquired over the past several years which is being held for sale, as well as to equipment, primarily the Company's jet aircraft, which likewise is being held for sale.

The balance of the special charge (approximately $0.7 million) relates to various other costs resulting primarily from the Company's consolidation and cost-cutting strategies.

No part of the special charge relates to the assets and liabilities acquired in connection with the acquisition of Sirrine and CRSS Constructors. Adjustments to these assets and liabilities were incorporated in the purchase price allocation of those businesses.

RESULTS OF OPERATIONS

The following table sets forth total revenues from each of the industry groups and markets serviced by the Company for each year in the three year period ended September 30, 1994 (in thousands):

                                1994                 1993                 1992
                             -----------          -----------          -----------
 Environmental                $  175,846           $  161,964           $  105,608
 Refining                        372,769              404,462              362,005
 Chemical and
  pharmaceutical                 415,062              386,522              351,336
 Facilities                      177,193              158,217              224,822
 Minerals and fertilizers         24,884               31,761               62,656
                              ----------           ----------           ----------
                              $1,165,754           $1,142,926           $1,106,427
                              ==========           ==========           ==========

The following table sets forth total revenues from each of the types of services the Company provides its customers for each year in the three year period ended September 30, 1994 (in thousands):

                                1994                 1993                 1992
                             -----------          -----------          -----------
   Engineering                $  476,491           $  453,247           $  355,483
   Construction                  456,750              424,259              503,406
   Maintenance                   232,513              265,420              247,538
                              ----------           ----------           ----------
                              $1,165,754           $1,142,926           $1,106,427
                              ==========           ==========           ==========

The acquisition of Sirrine and CRSS Constructors was accounted for as a purchase. Accordingly, the Company's consolidated results of operations include the results of these businesses since the date of acquisition. Consolidated revenues for 1994 include $103.5 million relating to Sirrine and CRSS Constructors. The acquisitions of Humphreys & Glasgow, Sigel and Wolder contributed $81.7 million of revenues in 1993 (refer to Note 2 to the consolidated financial statements).

Excluding the effects of the acquisition of Sirrine and CRSS Constructors, consolidated revenues decreased 7.1 percent from 1993 to 1994. Most of the decrease occurred in the facilities area, where the construction phase of certain large international projects were completed. Also posting a slight decline were revenues in the refining area of the Company's business, which was similarly attributable to lower levels of construction services (as discussed below, construction and maintenance services generally provide for lower margins than engineering services).

On a consolidated basis, engineering services revenues increased 5.1 percent from 1993 to 1994. Excluding the effects of the acquisition of Sirrine and CRSS Constructors, in-house engineering services revenues increased 4.6 percent from 1993 to 1994. The increase in engineering services revenues was evidenced by the increase in the number of professional services hours billed to projects. Excluding the effects of the acquisition, the Company billed 8.9 million hours to projects in 1994; 0.4 million more hours than in 1993.

Excluding the effects of the acquisitions of Humphreys & Glasgow, Sigel and Wolder, consolidated revenues in 1993 were 4.1 percent lower than 1992. This decline was attributable primarily to reduced construction services and occurred primarily in the facilities area of the Company's business. On a consolidated basis, however, revenues for 1993 increased $36.5 million, or 3.3 percent. Engineering services revenues in 1993 increased more than 27 percent from 1992. The increase in engineering services revenues was evidenced by the increase in the number of professional services hours billed to projects. The Company billed 8.5 million hours to projects in 1993; 0.7 million more hours than in 1992. Also contributing to the growth in engineering services revenues was an increase in the use of professional engineering subcontracts. The increase in engineering services activities was experienced in the environmental, refining and the chemical and pharmaceutical industries, while the decline in construction services occurred primarily in the facilities and the minerals and fertilizers areas of the Company's business.

As a percent of revenues, direct costs of contracts were 87.9 percent in 1994,
87.1 percent in 1993 and 89.2 percent in 1992. The percentage relationship between direct costs of contracts and revenues will fluctuate from year to year depending on a variety of factors including the mix of business in the years being compared. Historically, engineering services revenues have higher margins than either construction or maintenance services. In general, the deterioration in this percentage relationship from 1993 to 1994 was due substantially to the effects of the special charge the Company recorded in the fourth quarter of 1994. The improvement in this percentage relationship from 1992 to 1993 was due to an increasing portion of the Company's total business volume coming from engineering services relative to construction and maintenance, combined with increasing margins on all of the Company's services.

Selling, general and administrative ("S,G & A") expenses were $109.6 million in 1994, $101.5 million in 1993 and $80.9 million in 1992. Of the $8.1 million increase in S,G & A expenses from 1993 to 1994, $7.7 million relates to the special charge the Company recorded in the fourth quarter of 1994. Also included in S,G & A expenses in 1994 is $8.6 million of S,G & A expenses generated by Sirrine and CRSS Constructors. Of the $20.6 million increase in S,G & A expenses from 1992 to 1993, approximately $18.5 million were incurred by the companies acquired in 1993.

The Company's operating profit was $31.8 million in 1994, $46.1 million in 1993 and $38.5 million in 1992. The decrease in operating profit from 1993 to 1994 relates primarily to the special charge the Company recorded in the fourth quarter of 1994. Excluding the effect of the special charge, the Company's operating profit would have been $48.7 million for 1994. The increase in operating profit from 1992 to 1993 was due to an overall increase in business volume combined with better margin rates, but was adversely affected by an increased rate of S,G & A spending relative to revenues.

Interest income, net was $0.3 million in 1994, versus $1.3 million in 1993 and $1.7 million in 1992. The decrease in net interest income from 1993 to 1994 was due primarily to a lower level of cash invested during 1994 as compared to 1993, combined with higher levels of borrowing activity in 1994 than in 1993.

Other expense, net totalled $0.7 million in 1994. This compares to other income, net of $2.0 million in 1993 and $5.6 million in 1992. Included in the 1994 amount is approximately $1.1 million relating to the special charge the Company recorded in the fourth quarter of 1994. The large amount of other income, net in 1992 was due primarily to the gain from the sale of 40 percent of the Company's holdings of the common stock of Genetics Institute, Inc.

BACKLOG

The following table summarizes total backlog information at September 30 for the years indicated (in millions):

                                       1994           1993           1992
      ----------------------------------------------------------------------
      Engineering services         $  793.1       $  736.6       $  647.1
      Total                         2,500.0        1,858.6        1,760.0
      ----------------------------------------------------------------------

At any given time, backlog represents the amount of revenues the Company expects to record in the future from performing work under contracts that have been awarded to it. With respect to maintenance projects, however, it is the Company's policy to include in backlog only the amount of revenues it expects to receive during the succeeding year, regardless of the remaining life of the contract, unless the Company does not expect the contract to be renewed. With respect to contracts relating to projects for agencies of the U.S. federal government, it is the Company's policy to include in backlog the full contract award.

Total backlog at September 30, 1994 included approximately $1.1 billion of contracts for work to be performed either directly or indirectly for agencies of the federal government. This compares to approximately $1.0 billion at both September 30, 1993 and 1992. Most of these contracts extend beyond one year.
In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

In accordance with industry practice, substantially all of the Company's contracts may be terminated by the customer. However, the Company has not experienced cancellations which have had a material effect on the reported backlog amounts. In the situation where a customer terminates a contract, the Company would ordinarily be entitled to receive payment for work performed up to the date of termination and, in certain instances, may be entitled to allowable termination and cancellation costs. Additionally, the Company's backlog at any given time is subject to changes in the scope of services to be provided as well as increases or decreases in costs relating to the contracts included therein.

Of total backlog at September 30, 1994, the Company estimates that approximately 40 percent will be realized as revenues within the next year.

Of the $641.4 million increase in total backlog from 1993 to 1994, approximately $326.8 million relates to the acquisition of Sirrine and CRSS Constructors. The balance of the increase relates primarily to new awards in the environmental area of the Company's business. Of the $98.6 million increase in backlog from September 30, 1992 to September 30, 1993, most came from contract awards in the refining area of the Company's business.

EFFECTS OF INFLATION

The effects of inflation on the Company's financial condition and results of operations have decreased in recent years due primarily to the Company receiving an increasing amount of its revenues under cost-plus type contracts.

To the extent permitted by competition, the Company continues to mitigate its exposure to the effects of inflation by, among other things, emphasizing contracts which are either cost-plus or negotiated fixed-price.


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents increased $25.1 million during 1994. This compares to net decreases of $3.4 million in 1993 and $9.1 million in 1992. The current year increase was due to cash provided by operations ($41.3 million), financing activities ($34.4 million) and the effects of exchange rate fluctuations on cash ($0.5 million), offset in part by cash used in investing activities ($51.1 million).

Operations provided $41.3 million of cash and cash equivalents in 1994. This compares to a net contribution of cash of $21.7 million in 1993 and a net use of cash of $2.1 million in 1992. Although net income decreased $9.9 million from 1993 to 1994, the Company's 1994 results of operations included the special pre-tax charge of approximately $21.1 million that did not require the immediate use of cash. Also contributing to the increase in cash provided by operations in 1994 is a $3.2 million increase in depreciation and amortization. The balance of the net increase in cash provided by operations in the current year as compared to last year was due primarily to the timing of cash receipts and payments on receivables and accrued liabilities and payables, respectively.

The Company's investing activities used $51.1 million of cash and cash equivalents in 1994. This compares to a net use of cash of $24.5 million in 1993 and $14.0 million in 1992. The increase in the use of cash in 1994 as compared to 1993 was due primarily to $33.5 million used in 1994 to acquire Sirrine and CRSS Constructors; this compares to $7.4 million used in 1993 to acquire Humphreys & Glasgow. Also contributing to the increase in cash used in investing activities from 1993 to 1994 was a $14.3 million increase in property and equipment additions. This increase was due primarily to the purchase of an office building in Baton Rouge, Louisiana. The cash purchase price of the building was $10.5 million; the Company was previously the principal lessee in the building. Lastly, the Company's purchases and sales of long-term investments yielded $7.2 million less cash in 1994 than in 1993. A substantial part of this difference was attributable to a $5.1 million investment the Company made in 1994 in a real estate investment trust. In addition to income and dividends it expects to receive from this investment, the Company believes the trust offers the potential to provide engineering, design, construction and construction management services to businesses in the pharmaceutical and biotechnology markets. Partially offsetting these uses of cash was $24.6 million more cash provided in 1994 from marketable securities transactions than what was provided last year.

The Company's financing activities provided $34.4 million of cash and cash equivalents in 1994. This compares to a net use of cash of $0.2 million in 1993 and a net contribution of $6.7 million in 1992. The variance from 1993 to 1994 was due primarily to bank borrowings that greatly exceeded the prior year activity. Substantially all of the borrowing relates to long-term debt incurred in connection with the acquisition of Sirrine and CRSS Constructors.

The Company believes it has adequate capital resources available to fund operations in 1995 and beyond. The Company's consolidated working capital position totalled $106.1 million at September 30, 1994; $5.4 million more than the comparable 1993 amount. In order to hedge against future fluctuations in the U.S. dollar/U.K. pound exchange rate, the Company established lines of credit with banks providing for short-term, sterling-denominated borrowing capacity. The Company utilizes such facilities to satisfy the working capital requirements of its U.K. operations. At September 30, 1994, the Company had a total of $43.9 million available under all of its bank credit facilities, against which $9.2 million was outstanding in the form of notes payable (relating entirely to borrowings by the Company's U.K. subsidiary) and $1.7 million was utilized in support of outstanding letters of credit.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1994 AND 1993


                                                         1994           1993
- ------------------------------------------------------------------------------
ASSETS
 Current Assets:
  Cash and cash equivalents                      $ 45,611,600   $ 20,515,000
  Marketable securities                             2,896,900     20,061,900
  Receivables                                     288,095,200    201,438,800
  Deferred income taxes                            27,546,100     19,391,900
  Prepaid expenses and other                        3,334,800      3,541,200
  ----------------------------------------------------------------------------
   Total current assets                           367,484,600    264,948,800
 -----------------------------------------------------------------------------
 Property, Equipment and Improvements, Net         60,002,700     43,516,400
 -----------------------------------------------------------------------------
 Other Noncurrent Assets:
  Goodwill, net                                    38,641,200     14,930,900
  Other                                            38,235,700     27,624,000
  ----------------------------------------------------------------------------
   Total other noncurrent assets                   76,876,900     42,554,900
 -----------------------------------------------------------------------------
                                                 $504,364,200   $351,020,100
==============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
 Current Liabilities:
  Notes payable                                  $  9,238,100   $  6,206,800
  Accounts payable                                 93,117,100     42,918,500
  Accrued liabilities                             102,205,600     81,908,000
  Customers' advances in excess of
   related revenues                                47,369,300     22,364,700
  Income taxes payable                              8,469,600     10,862,400
  Deferred income taxes                             1,027,700             --
  ----------------------------------------------------------------------------
   Total current liabilities                      261,427,400    164,260,400
 -----------------------------------------------------------------------------
 Long-term Debt                                    25,000,000             --
 -----------------------------------------------------------------------------
 Deferred Gains on Real Estate Transactions         2,665,000      3,631,100
 -----------------------------------------------------------------------------
 Other Deferred Liabilities                        14,838,500      9,332,000
 -----------------------------------------------------------------------------
 Commitments and Contingencies
 -----------------------------------------------------------------------------
 Stockholders' Equity:
  Capital stock:
   Preferred stock, $1 par value,
    authorized - 1,000,000 shares,
    issued and outstanding - none                          --             --
   Common stock, $1 par value,
     authorized - 60,000,000 shares,
     issued and outstanding - 25,094,874
     and 24,757,318 shares, respectively           25,094,900     24,757,300
  Additional paid-in capital                       37,251,400     30,436,000
  Retained earnings                               136,205,600    118,555,400
  Other                                             1,881,400         47,900
  ----------------------------------------------------------------------------
   Total stockholders' equity                     200,433,300    173,796,600
- ------------------------------------------------------------------------------
                                                 $504,364,200   $351,020,100
==============================================================================

See the accompanying notes.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED SEPTEMBER 30, 1994, 1993 AND 1992


                                            1994              1993              1992
- --------------------------------------------------------------------------------------
Revenues                          $1,165,754,100    $1,142,926,100    $1,106,427,400
- --------------------------------------------------------------------------------------

Costs and Expenses:
 Direct costs of contracts         1,024,360,500       995,350,000       987,043,600
 Selling, general and
  administrative expenses            109,573,700       101,519,400        80,870,400
 Interest income, net                   (275,600)       (1,304,300)       (1,749,000)
 Other (income) expense, net             718,400        (1,977,400)       (5,609,000)
 -------------------------------------------------------------------------------------
                                   1,134,377,000     1,093,587,700     1,060,556,000
- --------------------------------------------------------------------------------------

  Income before taxes                 31,377,100        49,338,400        45,871,400
- --------------------------------------------------------------------------------------

Provision for Income Taxes            12,610,100        20,668,400        19,266,400
- --------------------------------------------------------------------------------------

Net Income                        $   18,767,000    $   28,670,000    $   26,605,000
======================================================================================

Net Income Per Share                       $0.75             $1.15             $1.11
======================================================================================

See the accompanying notes.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1994, 1993 AND 1992


                                                                  Additional
                                                Common               Paid-in               Retained
                                                 Stock               Capital               Earnings                 Other
- ----------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1991               $23,272,700           $17,457,700           $ 64,651,700           $ 1,553,400
 Net foreign currency
  translation adjustment                            --                    --                     --             1,320,500
 Exercise of stock options,
  including the related
  income tax benefits                          419,200             6,726,500                     --                    --
 Repurchase of common
  stock                                        (80,400)             (225,200)            (1,888,300)                   --
 Net income                                         --                    --             26,605,000                    --
- ----------------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1992                23,611,500            23,959,000             89,368,400             2,873,900
 Adjustments for poolings-of-
  interests                                    820,700                    --              1,506,400                    --
 Net foreign currency
  translation adjustment                            --                    --                     --            (2,826,000)
 Exercise of stock options,
  including the related
  income tax benefits                          371,800             6,681,300                     --                    --
 Repurchase of common
  stock                                        (46,700)             (204,300)              (989,400)                   --
 Net income                                         --                    --             28,670,000                    --
- ----------------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1993                24,757,300            30,436,000            118,555,400                47,900
 Net foreign currency
  translation adjustment                            --                    --                     --             1,302,500
 Unrealized gains on
  marketable securities                             --                    --                     --               531,000
 Exercise of stock options,
  including the related
  income tax benefits                          397,300             7,080,600                     --                    --
 Repurchase of common
  stock                                        (59,700)             (265,200)            (1,116,800)                   --
 Net income                                         --                    --             18,767,000                    --
- ----------------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1994               $25,094,900           $37,251,400           $136,205,600           $ 1,881,400
============================================================================================================================

See the accompanying notes.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 1994, 1993 AND 1992


                                                                         1994                     1993                     1992
- ------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
 Net income                                                      $ 18,767,000             $ 28,670,000             $ 26,605,000
 Adjustments to reconcile net income to net
  cash flows from operations:
   Special charge not requiring cash                               21,140,500                       --                       --
   Depreciation and amortization                                   11,973,500                8,812,100                7,728,600
   Amortization of deferred gains                                    (966,200)                (966,200)                (966,200)
   Gains on disposals of property,
    equipment and other assets                                     (1,057,900)              (2,148,200)              (7,856,100)
   Changes in assets and liabilities,
    excluding the effects of
    businesses acquired:
     Receivables                                                  (17,506,200)               7,940,900              (43,812,400)
     Prepaid expenses and other                                       510,400                  418,000                 (933,000)
     Accounts payable                                                 941,200              (18,826,600)               6,721,400
     Accrued liabilities                                              504,600               (4,571,600)              17,929,200
     Customers' advances                                           14,861,700                3,291,000               (5,269,700)
     Income taxes payable                                          (2,427,100)               2,688,600                1,513,800
   Deferred income taxes                                           (5,474,000)              (3,638,500)              (3,755,700)
 -----------------------------------------------------------------------------------------------------------------------------------
 Net cash provided (used)                                          41,267,500               21,669,500               (2,095,100)
 -----------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
 Acquisition of a business                                        (33,513,000)              (7,405,300)                      --
 Additions to property and equipment                              (24,270,500)              (9,930,500)             (12,052,600)
 Disposals of property and equipment                                  416,600                1,187,400                  701,900
 Increase in other assets, net                                     (6,399,700)              (3,664,700)              (2,525,100)
 Proceeds from sales of marketable
  securities                                                       18,039,600                       --                2,893,300
 Purchases of marketable securities                                  (872,900)              (7,452,900)             (12,002,700)
 Proceeds from sales of investments                                   641,600                2,720,900                9,487,800
 Purchases of investments                                          (5,150,000)                      --                 (463,700)
 -----------------------------------------------------------------------------------------------------------------------------------
 Net cash used                                                    (51,108,300)             (24,545,100)             (13,961,100)
 -----------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
 Exercise of stock options, including the
  related income tax benefits                                       6,823,600                6,544,100                6,681,500
 Net borrowings (repayments) of
  bank debt                                                        27,608,000               (6,762,200)                      --
 -----------------------------------------------------------------------------------------------------------------------------------
 Net cash provided (used)                                          34,431,600                 (218,100)               6,681,500
- ------------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes                                       505,800                 (302,600)                 292,500
- ------------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash
 Equivalents                                                       25,096,600               (3,396,300)              (9,082,200)
Cash and Cash Equivalents at Beginning
 of Period                                                         20,515,000               22,753,700               31,835,900
Adjustment for Poolings-of-Interests                                       --                1,157,600                       --
- ------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                       $ 45,611,600             $ 20,515,000             $ 22,753,700
====================================================================================================================================


See the accompanying notes.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1.   ACCOUNTING POLICIES
            Principles of Consolidation
            ---------------------------
       The consolidated financial statements include the accounts of Jacobs Engineering Group Inc. and its subsidiaries (the " Company " ). All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the 1993 consolidated balance sheet to conform to the 1994 presentation.

            Revenue Accounting for Contracts
            --------------------------------
       The Company's principal business is that of providing professional engineering, construction and construction management and maintenance services under cost-plus, cost-plus with a guaranteed maximum and fixed-price contracts. The percentage of revenues realized from each of these types of contracts in each of the years ended September 30, 1994, 1993 and 1992 was as follows:

                                      1994            1993            1992
       ----------------------------------------------------------------------
       Cost-plus                        83%             90%             87%
       Guaranteed maximum                8               3               4
       Fixed-price                       9               7               9
       ----------------------------------------------------------------------

       Revenues are recorded based on the percentage-of-completion method of accounting by relating contract costs incurred to date to total estimated contract costs at completion (contract costs include both direct and indirect costs). Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion. When the Company is responsible for the procurement of materials and equipment, craft labor or subcontracts, it includes such amounts in both revenues and costs. The approximate amount of such pass-through costs included in revenues for each of the years ended September 30, 1994, 1993 and 1992 was $629,001,000, $610,731,000 and $659,238,000, respectively.

            Foreign Operations
            ------------------
            The Company conducts its business from offices located throughout the continental United States, as well as the United Kingdom and Ireland. Revenues from the Company's U.K. and Irish operations totalled $64,790,400, $120,410,200 and $176,464,500 for the years ended September 30, 1994, 1993 and
  1992, respectively, and were earned from unaffiliated customers located primarily in Europe. Included in revenues for the U.K. and Irish operations in 1994, 1993 and 1992 were approximately $16,510,000, $69,614,000 and
  $126,768,000, respectively, of pass-through costs.

            Operating profit (defined as total revenues, less direct costs of contracts, and selling, general and administrative expenses) for the U.K. and Irish operations was approximately $618,000, $2,164,000 and $3,713,000 for 1994, 1993 and 1992, respectively. Identifiable assets of the U.K. and Irish operations totalled $44,903,000 and $41,376,000 at September 30, 1994 and 1993, respectively.

            Customers
            ---------
       For the years ended September 30, 1994, 1993 and 1992, agencies of the federal government accounted for 15.4 percent, 14.1 percent and 9.4 percent, respectively, of total revenues. Within the private sector, one customer accounted for 11.6 percent of total revenues in 1994. No one customer accounted for more than 10 percent of revenues in 1993. Two customers accounted for 12.5 percent and 10.8 percent, respectively, of total revenues in 1992.

            Cash Equivalents
            ----------------
       The Company considers all highly liquid investments with a maturity of less than three months as cash equivalents. Cash equivalents at September 30, 1994 and 1993 consisted primarily of time certificates of deposit.

            Marketable Securities and Investments
            -------------------------------------
       The Company has adopted Statement of Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities
  ("SFAS No. 115"). As permitted by SFAS No. 115, the Company adopted the new standard as of September 30, 1994 and prior year financial statements have not been restated to reflect the change in accounting principle. SFAS No. 115 applies to investments in equity securities that have readily determinable fair values and to all investments in debt securities. The Company's investment in equity and debt securities have been classified as either trading securities (shown as "Marketable securities" in the accompanying consolidated balance sheet), held-to-maturity securities or available-for-sale securities (both are included as long-term investments in "Other noncurrent assets" in the accompanying consolidated balance sheet). Management determines the appropriate classification of all its investments at the time of purchase and reevaluates such designation as of each balance sheet date.

       The Company's investment in trading securities are stated at fair value with unrealized gains or losses included in "Other income, net" in the accompanying consolidated statement of income. Held-to-maturity securities are carried at cost, or amortized cost if a premium was paid or a discount received at the time of purchase. Marketable equity securities not held for trading and debt securities not classified as held-for-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains or losses, net of taxes, reported in the "Other" component of stockholders' equity. The amount of unrealized gains recorded at September 30, 1994 totalled $531,000, net of income taxes.

       Included in "Other noncurrent assets" in the accompanying consolidated balance sheet at September 30, 1994 are investments consisting primarily of available-for-sale equity securities having a total cost of approximately $380,000, gross unrealized gains of approximately $890,000 and an estimated fair value of approximately $1,270,000. The gross realized gains included in income in 1994 and the gross proceeds received from sales of such securities was approximately $484,000 and $621,000, respectively. Cost was determined using the specific identification method.

       Also included in investments at September 30, 1994 is $5,000,000 of
  8.5 percent convertible notes issued by a private company. These notes are stated at cost and interest income earned under the notes is included in "Interest income, net" in the accompanying consolidated statement of income.

            Receivables and Customers' Advances
            -----------------------------------
       Included in receivables at September 30, 1994 and 1993 were unbilled amounts of $70,252,200 and $38,445,500, respectively. Unbilled receivables represent amounts earned under contracts in progress, but not yet billable under the terms of those contracts. These amounts become billable according to the contract terms which usually consider the passage of time, achievement of certain milestones or completion of the project. Included in unbilled receivables at September 30, 1994 and 1993 were contract retentions totalling $22,064,800 and $5,936,800, respectively. Substantially all unbilled receivables are billed and collected in the subsequent fiscal year.

       Customers' advances in excess of related revenues represent cash collected from customers on contracts in advance of revenues earned thereon, as well as billings to customers in excess of costs and earnings on uncompleted contracts. Substantially all such amounts are earned in the subsequent fiscal year.

            Property, Equipment and Improvements
            ------------------------------------
       Property, equipment and improvements are stated at cost and consisted of the following at September 30, 1994 and 1993:


                                                     1994          1993
       ----------------------------------------------------------------
         Land                                $  6,963,600   $ 5,484,600
         Buildings                             24,549,500    15,520,000
         Equipment                             74,687,100    60,861,400
         Leasehold improvements                11,948,800    11,462,300
         --------------------------------------------------------------
                                              118,149,000    93,328,300
          Less - accumulated depreciation
             and amortization                  58,146,300    49,811,900
       ----------------------------------------------------------------
                                             $ 60,002,700   $43,516,400
       ================================================================

       Depreciation and amortization are provided using primarily the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, over the remaining term of the lease, if shorter. Estimated useful lives range from 20 to 40 years for buildings, from 3 to 10 years for equipment and from 4 to 10 years for leasehold improvements.

            Other Noncurrent Assets
            -----------------------
       Goodwill represents the costs in excess of the fair values of the net assets of acquired companies and is amortized against earnings using the straight-line method primarily over 30 years. Goodwill is shown in the accompanying consolidated balance sheets net of accumulated amortization of $2,850,400 and $2,335,800 at September 30, 1994 and 1993, respectively.

       Other noncurrent assets consisted of the following at September 30, 1994 and 1993:


                                                 1994          1993
       ------------------------------------------------------------
         Prepaid pension costs            $11,378,800   $10,864,000
         Cash surrender value of life
          insurance policies               11,676,700     8,846,000
         Investments                        8,202,100     3,304,100
         Deferred income taxes              1,104,700             -
         Miscellaneous                      5,873,400     4,609,900
       ------------------------------------------------------------
                                          $38,235,700   $27,624,000
       ============================================================

            Income Taxes
            ------------
       The Company has adopted Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes ( " SFAS No. 109 " ). As permitted by SFAS No. 109, the Company adopted the new standard as of October 1, 1993 and prior year financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of October 1, 1993 of adopting SFAS No. 109 was not material.

       SFAS 109 requires an asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, the Company recorded income tax expense using the deferral method. Under this method, deferred tax expense was based on items of income and expense that were reported in different years in the Company's financial statements and tax returns, and were measured at the tax rate in effect in the year the difference originated.

            Deferred Gains on Real Estate Transactions
            ------------------------------------------
       In 1983, the Company entered into a real estate transaction which resulted in a gain totalling $12,299,800. Since the transaction involved a long-term lease agreement, the gain was deferred and is being amortized ratably into income over the lease term (which ends December 31, 1997).

            Concentrations of Credit Risk
            -----------------------------
       The Company's cash balances and short-term investments are maintained in accounts held by major banks and financial institutions in the U.S. and Europe.

       As is customary in the industry, the Company grants uncollateralized credit to its customers, which include the federal government and large, multi-national corporations operating in the refining, chemical and pharmaceutical industries, among others. In order to mitigate its credit risk, the Company continually evaluates the credit worthiness of its major commercial customers.

            Net Income Per Share
            --------------------
       Net income per share has been computed based on the weighted average number of shares of common stock and, if dilutive, common stock equivalents outstanding as follows:


                                        1994        1993        1992
      ----------------------------------------------------------------
      Average number of
       shares of common
       stock outstanding          24,916,200  24,524,700  23,421,000
      Average number of
       common stock
       equivalents outstanding       257,000     439,800     649,000
      ----------------------------------------------------------------
                                  25,173,200  24,964,500  24,070,000
      ================================================================

  2.   BUSINESS COMBINATIONS

       Effective July 31, 1994, the Company acquired the engineering and construction management services businesses of CRSS, Inc. In the transaction, the Company purchased substantially all of the assets of CRS Sirrine Engineers, Inc. ("Sirrine"), subject to certain assumed liabilities, and all of the issued and outstanding equity securities of CRSS Constructors, Inc. and CRSS International, Inc. (together, "CRSS Constructors") The cash purchase price was $33,500,000 and is subject to adjustment. The funds used to acquire the businesses were provided by operations and long-term debt.

       The acquisition has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, which may be adjusted further, resulted in goodwill of approximately $23,256,000, and is being amortized over 30 years on a straight-line basis. The Company's consolidated results of operations include the results of operations of Sirrine and CRSS Constructors since the date of acquisition.

       The following table presents certain unaudited pro forma combined information of the Company, Sirrine and CRSS Constructors assuming the acquisition of Sirrine and CRSS Constructors occurred at the beginning of the periods presented. It does not purport to be indicative of the results that actually would have occurred had the acquisition been completed at the beginning of the periods presented, nor is it intended to be a projection of future results of operations (in thousands, except earnings per share):


                                                     1994         1993
          ------------------------------------------------------------
          Revenues                             $1,505,713   $1,416,376
          Net income                              $17,112      $25,993
          Earnings per share                        $0.68        $1.04
          ------------------------------------------------------------

       Effective September 1, 1993, the Company acquired all of the assets and liabilities of Wolder Engineers and Constructors, Inc. and certain of its affiliated companies ("Wolder"), in exchange for approximately 379,000 shares of the Company's common stock. Wolder provides engineering, design, construction and construction management services to clients primarily in the petroleum refining, gas transmission, chemical and mining businesses.

       Effective June 1, 1993, the Company acquired all of the assets and liabilities of the Sigel Group of companies ("Sigel"), in exchange for approximately 442,000 shares of the Company's common stock. Sigel provides engineering and design services to clients primarily in the biotechnology/pharmaceutical industry worldwide.

       The acquisitions of Sigel and Wolder have been accounted for as poolings-of-interests. Because of immateriality, the Company's consolidated results of operations for periods prior to 1993 were not restated. The acquisitions of Sigel and Wolder have been reflected in the accompanying consolidated financial statements as an adjustment to 1993 beginning balances, and the Company's consolidated results of operations include the results of Sigel and Wolder beginning October 1, 1992.

       Effective January 1, 1993, the Company acquired all of the outstanding ordinary shares of H & G Process Contracting Limited and H & G Contractors Limited (together, "Humphreys & Glasgow"), an engineering and construction business with offices located in the United Kingdom. The cash purchase price was approximately $7,405,000, net of cash acquired. The acquisition of Humphreys & Glasgow has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation resulted in goodwill of approximately $5,845,000. The Company's consolidated results of operations include Humphreys & Glasgow from the date of acquisition.

  3.   NOTES PAYABLE TO BANKS AND LONG-TERM DEBT
       Short-term Borrowing Arrangements
       ---------------------------------
       At September 30, 1994, the Company had $43,884,500 available through multiple bank lines of credit, under which the Company may borrow on an overdraft or short-term basis. Interest under these lines is determined at the time of borrowing based on the banks' prime or base rates, rates paid on certificates of deposit, the banks' actual costs of funds or other variable rates. The agreements require payment of a fee of 0.25 percent of the average unused portion of the facilities, as well as require the Company to maintain certain minimum levels of working capital and net worth. One of the agreements limits borrowings by the amount of letters of credit outstanding under the facility. Borrowings under the lines are unsecured and the lines generally extend through March 1995.

       Other information regarding the lines of credit for the years ended September 30, 1994, 1993 and 1992 was as follows:


                                              1994          1993          1992
       ------------------------------------------------------------------------
       Amount outstanding at
        year end                       $ 9,152,200   $ 6,206,800   $         -
       Weighted average interest
        rate at year end                      6.18%         6.89%            -
       Weighted average borrowings
        outstanding during the
        year                           $ 9,684,800   $ 6,369,400   $ 1,344,000
       Weighted average interest
        rate during the year                  5.45%         6.32%         4.30%
       Maximum amount outstanding
        during the year                $24,762,600   $12,300,000   $11,600,000
       ------------------------------------------------------------------------

       Long-term Debt
       --------------
       On July 15, 1994, the Company amended one of its short-term bank lines of credit increasing the borrowing capacity thereunder by $55,000,000. On July 29, 1994, the Company borrowed $25,000,000 against this amended credit line and completed the acquisition of Sirrine and CRSS Constructors (see Note 2, above). On December 22, 1994, the Company entered into a definitive, three year, $45,000,000 revolving loan agreement with certain banks which effectively replaces the amended, short-term line of credit. Accordingly, the Company has classified as long-term debt at September 30, 1994 all of the outstanding borrowings under the amended, short-term credit facility.

       Borrowings under the long-term credit agreement are unsecured and bear interest at either fixed rates offered by the banks at the time of borrowing, or at variable rates based on the agent bank's base rate, LIBOR or the latest federal funds rate. The agreement requires the Company to maintain a minimum tangible net worth of at least $160,000,000, plus 50 percent of consolidated net income after October 1, 1994, a minimum coverage ratio of certain defined fixed charges and a minimum ratio of debt to tangible net worth. The agreement also restricts the payment of cash dividends and requires the Company to pay a facility fee of 0.15 percent of the total amount of the commitment. At September 30, 1994, the Company was not in compliance with certain covenants contained in the amended, short-term line of credit agreement discussed above, which has since been cured. Borrowings outstanding at September 30, 1994 bore interest at 5.6 percent. The Company believes the fair value of its long-term debt approximates its carrying value at September 30, 1994.

       Interest expense for the years ended September 30, 1994, 1993 and 1992 was $792,000, $844,800 and $341,800, respectively, and has been included with interest income in the accompanying consolidated statements of income. Interest payments made during each of these years totalled $595,400, $1,058,200 and $642,700, respectively.

  4.   STOCK PLANS
       The Company's 1989 Employee Stock Purchase Plan (the " 1989 ESPP " ) provides for the granting of options to participating employees to purchase a maximum of 1,406,777 shares of the Company's common stock. The participants' purchase price is the lower of 90 percent of the common stock's closing market price on either the first or last day of the option period (as defined). Shares of stock to be delivered under the 1989 ESPP may be made available from the authorized but unissued common stock of the Company, or from shares that may be purchased by the Company from individual sellers. During 1994, a total of 222,337 shares of common stock were sold to participating employees at an average price of $21.77 per share. Through September 30, 1994, a total of 981,571 shares have been sold to employees under the 1989 ESPP.

       The Company has an incentive stock option plan (the " 1981 Plan " ) which provides for the issuance of shares of common stock to employees and outside directors. Under the 1981 Plan, the Company may grant four types of incentive awards: incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights. At September 30, 1994, there were 2,553,759 shares of common stock reserved for issuance under the 1981 Plan, and all options outstanding at that date consisted of nonqualified stock options.

       Stock option activity and other related information for the 1981 Plan for the years ended September 30, 1994, 1993 and 1992 follows:


                                          1994         1993         1992
       -----------------------------------------------------------------------
       Options outstanding at
        beginning of year               1,237,000    1,088,600    1,158,680
       Options granted                    438,000      350,300      226,000
       Options exercised                 (174,941)    (169,800)    (268,680)
       Options expired or canceled        (87,100)     (32,100)     (27,400)
       -----------------------------------------------------------------------
       Options outstanding at
        end of year                     1,412,959    1,237,000    1,088,600
       =======================================================================

       Average price of options
        exercised                      $     9.30   $     7.94   $     5.23
       Range of prices of options
        outstanding                    $   4.25 -   $   4.25 -   $   1.69 -
                                       $    28.20   $    28.25   $    26.99
       Average price of options
        outstanding                    $    19.63   $    17.82   $    13.57
       Options exercisable                413,919      269,800      155,600
       Options available for future
        grant                           1,140,800    1,491,700    1,809,900
       -----------------------------------------------------------------------

       The 1981 Plan allows participants to satisfy the exercise price on exercises of stock options by tendering to the Company shares of the Company's common stock already owned by the participants. Shares so tendered are retired and canceled by the Company and are shown as repurchases of common stock in the accompanying consolidated statements of stockholders' equity.

  5.   SAVINGS, DEFERRED COMPENSATION AND PENSION PLANS
            Savings Plans
            -------------
       The Company maintains employee savings plans (qualified 401(k) retirement plans) covering substantially all of the Company's domestic, nonunion employees. Contributions to these plans totalled $6,000,200, $5,602,300 and $4,790,900 for the years ended September 30, 1994, 1993 and 1992, respectively.

            Deferred Compensation Plans
            ---------------------------
       The Company's Executive Security Plan ("ESP") and Executive Deferral Plans ("EDP") are nonqualified deferred compensation programs that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, or upon retirement or death. Admissions to the ESP were suspended in December 1983. The EDP was established in June 1991. Benefit payments under both plans are funded by a combination of contributions from participants and the Company and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. Amounts charged to expense relating to these programs for the years ended September 30, 1994, 1993 and 1992 were $5,567,800, $1,970,500 and $1,796,400, respectively. Included in other deferred liabilities in the accompanying consolidated balance sheets at September 30, 1994 and 1993 was $12,460,000 and $8,960,000, respectively, relating to the ESP and EDP plans.

            Pension Plans
            -------------
       In the United States, the Company contributes to various trusteed pension plans covering hourly construction employees under industry-wide agreements. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded benefits, if any. Contributions to these plans totalled $2,631,900, $2,180,600 and $2,065,400 for the years ended September 30, 1994, 1993 and 1992, respectively.

       The Company's U.K. subsidiary sponsors a contributory defined benefit pension plan covering substantially all permanent, full-time employees at least 21 years of age. Benefits are based on length of service and the employee's highest average salary for any three consecutive years in the plan, or, if higher, the employee's salary in the final year in the plan. The Company's funding policy in respect of the plan is to fund the actuarially-determined accrued benefits, allowing for projected compensation increases using the projected unit method. The following table presents the funded status of the plan as of September 30, 1994 and 1993:


                                                1994          1993
       -------------------------------------------------------------
       Fair value of plan assets         $75,578,700   $85,402,000
       -------------------------------------------------------------
       Actuarial present value of
        benefit obligations (all
        vested)                           61,210,400    72,900,000
       -------------------------------------------------------------
       Accumulated benefit obligation     61,210,400    72,900,000
       Effect of projected
        compensation increases             1,785,900     1,638,000
       -------------------------------------------------------------
       Projected benefit obligation       62,996,300    74,538,000
       -------------------------------------------------------------
       Plan assets in excess of
        projected benefit obligation      12,582,400    10,864,000
       Unrecognized gains                 (1,203,600)            -
       -------------------------------------------------------------
       Prepaid pension asset             $11,378,800   $10,864,000
       =============================================================



       The decrease in plan assets and projected benefit obligation from 1993 to 1994 was due in part to the transfer to an unrelated plan of assets and obligations relating to employees excluded from the acquisition of Humphreys & Glasgow. The components of net periodic pension cost (benefit) for the year ended September 30, 1994 and the period ended September 30, 1993 were as follows:


                                                     1994          1993
       ------------------------------------------------------------------
       Service costs                          $ 1,205,900   $   665,000
       Interest                                 4,877,700     2,918,000
       Actual return on plan assets            (3,815,500)   (7,821,000)
       Net amortization and deferral           (2,346,700)    4,384,000
       ------------------------------------------------------------------
       Net periodic pension cost (benefit)    $   (78,600)  $   146,000
       ==================================================================

       The significant actuarial assumptions used in determining the funded status of the plan were as follows: weighted average discount rate - 8 percent; weighted average rate of increase in compensation - 6 percent; and, weighted average rate of return on pension assets - 8.5 percent. At September 30, 1994, the majority of the plan's assets were invested in equity securities of companies trading in the U.K. and other European stock markets.

  6.   PROVISION FOR INCOME TAXES
       As discussed in Note 1 to the consolidated financial statements, the Company adopted SFAS No. 109 effective October 1, 1993. Prior year financial statements have not been restated to reflect this change in accounting principle.

       For the years ended September 30, 1994, 1993 and 1992, the provisions for income taxes consisted of the following:


                                          1994          1993          1992
       ---------------------------------------------------------------------
       Taxes currently payable:
        Federal                    $13,195,800   $17,553,000   $18,307,200
        State                        2,912,500     4,162,100     3,385,100
        Foreign                        245,600       687,200     1,294,700
       ---------------------------------------------------------------------
                                    16,353,900    22,402,300    22,987,000
       ---------------------------------------------------------------------

       Taxes deferred:
        Federal                     (3,057,400)   (1,544,100)   (3,025,000)
        State                         (686,400)     (189,800)     (695,600)
       ---------------------------------------------------------------------
                                    (3,743,800)   (1,733,900)   (3,720,600)
       ---------------------------------------------------------------------
                                   $12,610,100   $20,668,400   $19,266,400
       =====================================================================

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their related amounts used for income tax purposes. The significant components of the Company's deferred tax assets (liabilities) at September 30, 1994 were as follows:


       Assets:
         Liabilities relating to employee
          benefit plans                       $14,120,800
         Self-insurance reserves                9,450,700
         Accruals for office
          consolidations and other
          special charges                       2,997,400
         Deferred gains on real
          estate transactions                   1,104,700
         Contract revenues and costs              800,300
         Other, net                               176,900
       --------------------------------------------------
         Total deferred tax assets             28,650,800
       --------------------------------------------------

       Liabilities:
         Unremitted foreign earnings           (1,102,000)
         State income and franchise taxes      (1,027,700)
         Depreciation and amortization           (922,500)
       ---------------------------------------------------
         Total deferred tax liabilities        (3,052,200)
       ---------------------------------------------------
       Net deferred tax asset                 $25,598,600
       ==================================================

       The reconciliations of the tax provisions recorded for the years ended September 30, 1994, 1993 and 1992 to those based on the federal statutory rate were as follows:


                                      1994          1993          1992
       -----------------------------------------------------------------
       Statutory amount        $10,982,000   $17,144,100   $15,596,200
       State taxes, net of
        the federal benefit      1,447,000     2,592,000     1,775,100
       Other, net                  181,100       932,300     1,895,100
       -----------------------------------------------------------------
                               $12,610,100   $20,668,400   $19,266,400
       =================================================================
       Rate used to compute
       statutory amount              35.00%        34.75%        34.00%
       =================================================================

       For the years ended September 30, 1993 and 1992, deferred income taxes were provided for timing differences as follows:


                                     1993          1992
       ---------------------------------------------------
       Accrued liabilities    $(1,362,800)  $(5,103,200)
       Contract revenues
        and costs                  76,100     1,164,700
       Deferred gains on
        real estate
        transactions              315,100       338,100
       Other, net                (762,300)     (120,200)
       ---------------------------------------------------
                              $(1,733,900)  $(3,720,600)
       ===================================================

       For the years ended September 30, 1994, 1993 and 1992, the Company paid approximately $20,351,000, $18,882,000 and $19,038,000, respectively, in income taxes.

       For the years ended September 30, 1994, 1993 and 1992, consolidated income before income taxes included $3,017,500, $2,729,200 and $5,638,400, respectively, from foreign operations. Included in consolidated retained earnings at September 30, 1994 were undistributed earnings of foreign subsidiaries of approximately $11,139,000 for which no provision has been made for federal income taxes as management has determined these earnings to be indefinitely reinvested to expand its foreign operations. Should these earnings be repatriated, approximately $3,141,000 of taxes would be payable. Beginning October 1, 1986, the Company began providing for federal income taxes, net of available credits, on foreign earnings.

  7.   COMMITMENTS AND CONTINGENCIES
       The Company leases certain of its facilities and equipment under operating leases with net aggregate future lease payments of $111,042,100 at September 30, 1994 payable as follows:


        Year ending September 30,
                1995                                   $ 24,307,900
                1996                                     21,519,200
                1997                                     20,046,100
                1998                                     13,586,100
                1999                                     10,805,300
                Thereafter                               28,703,100
        -------------------------------------------------------------
                                                        118,967,700
        Less - amounts representing
          sublease income                                 7,925,600
        -------------------------------------------------------------
                                                       $111,042,100
        =============================================================

       Rent expense for the years ended September 30, 1994, 1993 and 1992 was approximately $22,235,000, $19,338,000 and $17,948,000, respectively, and was offset by sublease income of approximately $1,085,000, $1,547,000 and $1,464,000, respectively.

       Although the Company historically has carried liability insurance with broad scopes of coverage providing significant liability limits, it is presently difficult and costly to obtain insurance with such broad scopes of coverage and limits. This development, while not unique to the Company or its industry, may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts.

       The Company has entered into an employment agreement expiring September 30, 1999 with the chairman of its board of directors. The agreement provides for base payments of $425,000 per year to either the chairman or, in the event of his death, his beneficiary. The agreement also provides that the chairman may participate in any bonus plan sponsored by the Company, specifies certain promotional and other activities to be performed by the chairman in the event he leaves employment with the Company and contains other provisions, including some intended to prevent the chairman from entering into any form of competition with the Company.

       In the normal course of business, the Company is subject to certain contractual guarantees and litigation. Generally, such guarantees relate to construction schedules and plant performance. Management believes, after consultation with counsel, that these guarantees and litigation should not have any material adverse effect on the Company's consolidated financial statements.

       Letters of credit outstanding at September 30, 1994 totalled $31,759,600.

  8.   COMMON AND PREFERRED STOCK
       Pursuant to the Company's 1990 Stockholder Rights Plan, each outstanding share of common stock has attached to it one stock purchase right (a "Right"). Each Right entitles the common stockholder to purchase, in certain circumstances generally relating to a change in control of the Company, one two-hundredth of a share of the Company's Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") at the exercise price of $90 per share, subject to adjustment. Alternatively, the Right holder may purchase common stock of the Company having a market value equal to two times the exercise price, or may purchase shares of common stock of the acquiring corporation having a market value equal to two times the exercise price.

       The Series A Preferred Stock confers to its holders rights as to dividends, voting and liquidation which are in preference to common stockholders. The Rights are nonvoting, are not presently exercisable and currently trade in tandem with the common shares. The Rights may be redeemed at $0.01 per Right by the Company in accordance with the Rights plan. The Rights will expire on December 20, 2000, unless earlier exchanged or redeemed.

  9.   OTHER FINANCIAL INFORMATION
       Accrued liabilities at September 30, 1994 and 1993 consisted of the following:


                                            1994          1993
          ------------------------------------------------------
          Accrued payroll and
           related liabilities      $ 43,931,400   $43,872,800
          Insurance reserves          25,107,200    30,549,200
          Office consolidations
           and other special
           charges                    16,670,600             -
          Other                       16,496,400     7,486,000
          ------------------------------------------------------
                                    $102,205,600   $81,908,000
          ======================================================

10.    QUARTERLY DATA - UNAUDITED
       Summarized quarterly financial information for the years ended September 30, 1994, 1993 and 1992 is presented below in thousands of dollars, except per share amounts:

                      First    Second     Third    Fourth       Fiscal
    1994            Quarter   Quarter   Quarter   Quarter         Year
    --------------------------------------------------------------------
    Revenues       $260,610  $272,646  $263,768  $368,730   $1,165,754
    Income (loss)
      before
      taxes          12,339    12,172    12,045    (5,179)      31,377
    Net income
      (loss)          7,280     7,300     7,275    (3,088)      18,767
    Net income
      (loss)
      per share         .29       .29       .29      (.12)         .75
    Stock price:
      High           26.625    26.875    24.500    24.750       26.875
      Low            22.000    23.250    18.000    19.875       18.000
    --------------------------------------------------------------------

    1993
    --------------------------------------------------------------------
    Revenues       $298,612  $286,296  $273,890  $284,128   $1,142,926
    Income
      before
      taxes          11,952    12,346    12,504    12,536       49,338
    Net income        6,917     7,222     7,261     7,270       28,670
    Net income
      per share         .28       .29       .29       .29         1.15
    Stock price:
      High           31.000    29.875    28.375    25.250       31.000
      Low            24.375    25.750    20.000    20.000       20.000
    --------------------------------------------------------------------

    1992
    --------------------------------------------------------------------
    Revenues       $253,673  $270,053  $283,421  $299,280   $1,106,427
    Income
      before
      taxes           9,898    13,948    10,801    11,224       45,871
    Net income        5,740     8,090     6,265     6,510       26,605
    Net income
      per share         .24       .34       .26       .27         1.11
    Stock price:
      High           28.000    36.500    30.750    29.125       36.500
      Low            22.500    27.125    22.375    21.625       21.625
    --------------------------------------------------------------------

       The Company's results of operations for fiscal 1994 include the results of operations of CRS Sirrine Engineers, Inc., CRSS Constructors, Inc. and CRSS International, Inc. beginning August 1, 1994 - see Note 2 to the consolidated financial statements.

       Net income for the fourth quarter of 1994 includes special charges totalling approximately $10,200,000, or $0.40 per share. Of the total amount recorded, approximately $8,600,000, or $0.34 per share, relates to the consolidation of offices, asset write-downs and certain other special charges, and approximately $1,600,000, or $0.06 per share, relates to the settlement of certain third-party claims and litigation.

       Net income for the first three quarters of 1993 differ from amounts previously reported due to the acquisitions accounted for as poolings-of-interests - see Note 2 to the consolidated financial statements. Net income for the second quarter of 1992 included a gain of $2,118,000 relating to the sale of certain marketable securities.

       The Company's common stock is listed on the New York Stock Exchange. At September 30, 1994, there were 2,635 shareholders of record.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS



The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP


Los Angeles, California
November 2, 1994,
except for Note 3 - Long-term Debt, as to which the date is December 22, 1994

             MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING


The consolidated financial statements and other information included in this annual report have been prepared by management, which is responsible for their fairness, integrity and objectivity. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior years and contain some amounts that are based upon management's best estimates and judgment. The financial information contained elsewhere in this report has been prepared in a manner consistent with the preparation of the financial statements.

In meeting its responsibility for the fair presentation of the Company's financial statements, management necessarily relies on the Company's system of internal accounting controls. This system is designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed in accordance with management's instructions and are properly recorded in the Company's books and records. The concept of reasonable assurance is based on the recognition that in any system of internal controls, there are certain inherent limitations and that the cost of such systems should not exceed the benefits to be derived. We believe the Company's system of internal accounting controls is cost effective and provides reasonable assurance that material errors and irregularities will be prevented, or detected and corrected on a timely basis.

The Company's consolidated financial statements have been audited by independent auditors, whose report thereon was based on examinations conducted in accordance with generally accepted auditing standards, and appears above this report. As part of their audit, the independent auditors perform a review of the Company's system of internal accounting controls for the purpose of determining the amount of reliance to place on those controls relative to the audit tests they perform.

The Company's Board of Directors, through its Audit Committee which is composed entirely of nonemployee directors, meets regularly with both management and the independent auditors to review the Company's financial results and to ensure that both management and the independent auditors are properly performing their respective functions.