Form 10-K405, Exhibit 13
period 1995-09-30
JACOBS ENGINEERING GROUP INC /DE/
filed 1995-12-27
CIK 52988

                                                                      Exhibit 13

                 Jacobs Engineering Group Inc. And Subsidiaries

                       Consolidated Financial Statements

                      With Report of Independent Auditors

                               September 30, 1995

Selected Highlights
For Fiscal Years Ended September 30
(Dollars in thousands, except per-share information)



                                  1995         1994         1993
                               -----------  -----------  -----------
   Revenues                    $1,723,057   $1,165,754   $1,142,926
   Net income                      32,242       18,767       28,670
                               ----------   ----------   ----------
   Per share information:
    Net income                 $     1.27   $     0.75   $     1.15
    Net book value                   9.41         7.96         6.96
    Closing year-end stock
      price                        24.875       24.375       23.250
                               ----------   ----------   ----------
   Total assets                $  533,947   $  504,364   $  351,020
   Stockholders' equity           238,761      200,433      173,797
   Return on average equity         14.68%       10.03%       18.28%
   Stockholders of record           2,971        2,635        2,616
                               ----------   ----------   ----------
   Backlog:
    Engineering services       $  828,400   $  793,060   $  736,600
    Total                       2,625,000    2,500,000    1,858,600
                               ----------   ----------   ----------
   Permanent staff                  7,600        6,940        5,310
                               ----------   ----------   ----------

Net income for fiscal 1994 included special charges totalling $10,200, or $0.40 per share.

Selected Financial Data
-----------------------
For Fiscal Years Ended September 30
(In thousands, except per-share information)


                                 1995         1994         1993         1992         1991
                              -----------  -----------  -----------  -----------  -----------
Results of Operations:
  Revenues                     $1,723,057   $1,165,754   $1,142,926   $1,106,427   $1,036,289
  Net income                       32,242       18,767       28,670       26,605       20,385
                               ----------   ----------   ----------   ----------   ----------

Financial Position:
  Current ratio                1.44 to 1    1.41 to 1    1.61 to 1    1.56 to 1    1.41 to 1
  Working capital             $  113,339   $  106,058   $  100,688   $   92,706   $   60,580
  Current assets                 368,614      367,485      264,949      258,206      206,576
  Total assets                   533,947      504,364      351,020      316,731      260,142
  Long-term debt                  17,799       25,000            -            -            -
  Stockholders' equity           238,761      200,433      173,797      139,813      106,936
  Return on average equity         14.68%       10.03%       18.28%       21.56%       21.47%
  Backlog:
     Engineering services     $  828,400   $  793,060   $  736,600   $  647,100   $  457,300
     Total                     2,625,000    2,500,000    1,858,600    1,760,000    1,605,000
                               ----------   ----------   ----------   ----------   ----------

Per-share Information:
  Net income                     $  1.27      $  0.75      $  1.15      $  1.11      $  0.86
  Stockholders' equity              9.41         7.96         6.96         5.81         4.50
                               ----------   ----------   ----------   ----------   ----------

Average Number of Common
and Common Stock
Equivalents Outstanding           25,384       25,173       24,964       24,070       23,763
                               ----------   ----------   ----------   ----------   ----------

Net income for fiscal 1994 included special charges totalling $10,200, or $0.40 per share.

Net income for fiscal 1992 included a net gain of $2,118, or $0.09 per share, from the sale of 40 percent of the Company's holdings of the common stock of Genetics Institute, Inc.

Selected Financial Data
-----------------------
For Fiscal Years Ended September 30
(Dollars in thousands, except per-share information)

                                    1990        1989        1988        1987        1986
                              ----------    --------    --------    --------    --------
Results of Operations:
  Revenues                    $  881,757    $793,577    $757,410    $320,307    $207,589
  Net income                      14,390      10,220       6,552       3,512         850
                              ----------    --------    --------    --------    --------

Financial Position:
  Current ratio                1.24 to 1   1.24 to 1   1.18 to 1   1.42 to 1   1.21 to 1
  Working capital             $   39,544    $ 32,965    $ 22,021    $ 26,657    $  7,890
  Current assets                 202,404     172,489     143,951      89,629      45,380
  Total assets                   253,707     212,680     179,642     116,849      75,786
  Long-term debt                       -       6,332       9,244      12,277         941
  Stockholders' equity            82,964      58,806      37,503      30,967      26,960
  Return on average equity         20.30%      21.22%      19.14%      12.13%       3.16%
  Backlog:
     Engineering services     $  329,400    $222,830    $154,950    $ 87,736    $ 69,017
     Total                     1,343,300     970,010     822,252     351,554     236,933
                              ----------    --------    --------    --------    --------

Per-share Information:
  Net income                     $  0.64     $  0.48    $  0.34      $  0.18    $  0.04
  Stockholders' equity              3.70        2.74       1.93         1.62       1.41
                              ----------    --------    --------    --------    --------


Average Number of Common
and Common Stock
Equivalents  Outstanding          22,439      21,501      19,390      19,150      19,066
                              ----------    --------    --------    --------    --------

                      Management's Discussion and Analysis


 Results of Operations

 The following table sets forth total revenues from each of the industry groups and markets serviced by the Company for each year in the three year period ended September 30, 1995 (in thousands):


                       1995        1994        1993
                    ----------  ----------  ----------
 Chemical and
  pharmaceutical    $  500,792  $  407,806  $  386,522
 Refining              480,472     372,769     404,462
 Semiconductor         264,492      83,477      70,249
 Federal programs      175,200     175,846     161,964
 Buildings and
  infrastructure       174,805      93,716      87,968
 Pulp and paper         85,476       7,256           -
 Other                  41,820      24,884      31,761
                    ----------  ----------  ----------
                    $1,723,057  $1,165,754  $1,142,926
                    ----------  ----------  ----------


 The following table sets forth total revenues from each of the types of services the Company provides its customers for each year in the three year period ended September 30, 1995 (in thousands):


                            1995        1994        1993
                         ----------  ----------  ----------
 Engineering services    $  588,399  $  476,491  $  453,247
 Field services:
  Construction              881,574     456,750     424,259
  Maintenance               253,084     232,513     265,420
                         ----------  ----------  ----------
                         $1,723,057  $1,165,754  $1,142,926
                         ----------  ----------  ----------


1995 Compared to 1994:
----------------------

Total revenues increased 47.8 percent from 1994 to 1995. Of the increase, approximately 55 percent relates to the operations of Sirrine and CRSS Constructors, two businesses the Company acquired in July 1994 (see Note 2 to the Consolidated Financial Statements).

Engineering services revenues increased 23.5 percent from 1994 to 1995. Of the increase, approximately 76 percent was due to the inclusion of a full twelve-months of operations of Sirrine. Management considers the level of engineering services it provides an important indicator of the Company's financial performance because engineering services absorb a significant portion of the Company's general and administrative expenses. Additionally, the level of engineering services activity is a leading indicator of possible future opportunities to provide construction and construction management services. The increase in engineering services revenues was evidenced by an increase in the number of professional services hours billed to projects. The Company billed
12.0 million hours to projects in 1995; this was 2.8 million more hours than the number billed in 1994.

Revenues from the Company's field services increased 64.6 percent from 1994 to 1995. Most of the increase was due to higher construction activities, and in particular from projects being executed and managed by Sirrine and CRSS Constructors. Also contributing to the increase in field services revenues from 1994 to 1995 was a $372.3 million increase in subcontract and procurement activity (the costs of which are included in both revenues and costs).

As a percent of revenues, direct costs of contracts was 89.0 percent in 1995, versus 87.9 percent in 1994. The percentage relationship between direct costs of contracts and revenues will fluctuate from year to year depending on a variety of factors including the mix of business and services in the years being compared. In general, the increase in the percentage relationship from 1994 to 1995 was due to a proportionally higher percentage of the Company's total business volume coming from field services relative to engineering services.

The Company's selling, general and administrative ("S,G & A") expenses totalled $136.6 million for 1995; this was $27.0 million more than the 1994 amount. Most of the increase was attributable to the effects of including a full year's results of operations of Sirrine and CRSS Constructors.

As discussed below, the Company recorded in the fourth quarter last year a special charge totalling $10.2 million after taxes. As part of this charge, reserves of approximately $8.7 million were established relating to a number of office consolidations and cost-reduction initiatives the Company began last year. During 1995, the Company substantially completed its plans and programs, and charged approximately $2.2 million of cash expenditures and write-offs against these reserves. The balance of the reserves relate primarily to noncancellable lease obligations.

The Company's operating profit (defined as total revenues, less direct costs of contracts, and selling, general and administrative expenses) totalled $52.7 million for 1995; this was $20.8 million more than 1994. Approximately $15.8 million of the increase relates to the special charge recorded last year which decreased 1994's operating profit. The balance of the improvement was due to increased business volume combined with improving margin rates.

Other income, net totalled $0.3 million for 1995, as compared to other expense, net of $0.7 million for 1994. The variance was due primarily to higher employee benefit related costs recorded in 1994 than in 1995.

1994 Compared to 1993:
----------------------

As mentioned above, the Company recorded in the fourth quarter of 1994 a special charge totalling $10.2 million after taxes, or $0.40 per share. Of the total amount recorded, approximately $8.6 million, or $0.34 per share, related to office consolidations, asset write-downs, and certain other special charges, and approximately $1.6 million, or $0.06 per share, related to certain third-party claims and litigation that were settled during the fourth quarter of 1994. In general, most of the special charge related to the various acquisitions the Company had completed in 1993 and 1994, which added overhead infrastructures that were in many cases duplicative of resources already existing within the Company.

Therefore, shortly after the acquisition of Sirrine and CRSS Constructors in July 1994, management implemented a plan to consolidate certain of its offices, and to review, and re-assign if necessary, where certain projects were being executed. Additionally, management undertook to evaluate the Company's continuing business activities relating to a joint venture in the United Kingdom. Lastly, management reviewed the realizability of assets the Company acquired in recent years and wrote-down the carrying value of those assets to their estimated net realizable values. These efforts resulted in the $8.6 million after-tax charge discussed above.

On a consolidated basis, engineering services revenues increased 5.1 percent from 1993 to 1994. Excluding the effects of the acquisition of Sirrine and CRSS Constructors, in-house engineering services revenues increased 4.6 percent from 1993 to 1994. The increase in engineering services revenues was evidenced by an increase in the number of professional services hours billed to projects. Excluding the effects of the acquisition, the Company billed 8.9 million hours to projects in 1994; 0.4 million more hours than in 1993.

As a percent of revenues, direct costs of contracts were 87.9 percent in 1994, versus 87.1 percent in 1993. As discussed above, the percentage relationship between direct costs of contracts and revenues will fluctuate from year to year depending on a variety of factors including the mix of business and services in the years being compared. In general, the increase in this percentage relationship from 1993 to 1994 was due substantially to the effects of the special charge the Company recorded in the fourth quarter of 1994.

S,G & A expenses were $109.6 million in 1994, versus $101.5 million in 1993. Of the $8.1 million increase, $7.7 million relates to the special charge the Company recorded in the fourth quarter of 1994. Also included in S,G & A expenses in 1994 is $8.6 million attributable to the operations of Sirrine and CRSS Constructors.

The Company's operating profit was $31.8 million in 1994, versus $46.1 million in 1993. The decrease in operating profit from 1993 to 1994 relates primarily to the special charge the Company recorded in the fourth quarter of 1994. Excluding the effects of the special charge, the Company's operating profit would have been $47.7 million for 1994.

Interest income, net was $0.3 million in 1994, versus $1.3 million in 1993. The decrease in net interest income from 1993 to 1994 was due primarily to a lower level of cash invested during 1994 as compared to 1993, combined with higher levels of borrowing activity in 1994 than in 1993.

Other expense, net totalled $0.7 million in 1994. This compares to other income, net of $2.0 million in 1993. Included in the 1994 amount is approximately $1.1 million relating to the special charge the Company recorded in the fourth quarter of 1994.

Backlog

The following table summarizes the Company's total backlog at September 30, 1995, 1994, and 1993 (in millions):

                                1995      1994      1993
                              --------  --------  --------
      Engineering services    $  828.4  $  793.1  $  736.6
      Total                    2,625.0   2,500.0   1,858.6
                              --------  --------  --------

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

Total backlog at September 30, 1995 included approximately $1.1 billion of contracts for work to be performed either directly or indirectly for agencies of the federal government. This compares to approximately $1.1 billion at September 30, 1994, and $1.0 billion at September 30, 1993. Most of these contracts extend beyond one year. In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

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

Of total backlog at September 30, 1995, the Company estimates that approximately 50 percent will be realized as revenues within the next year.

Of the $125.0 million increase in total backlog from 1994 to 1995, most was attributable to new project awards in the microelectronics and pulp and paper areas of the Company's business. Of the $641.4 million increase in total backlog from 1993 to 1994, approximately $326.8 million relates to the acquisition of Sirrine and CRSS Constructors. The balance of the increase relates primarily to new federal program awards.

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

Liquidity and Capital Resources

The Company's cash and cash equivalents decreased $6.5 million during 1995.
This compares to a net increase of $25.1 million during 1994, and a net decrease of $3.4 million in 1993. The current year decrease was due to cash used in investing activities ($45.0 million), offset in part by cash provided by operations ($32.0 million) and financing activities ($6.6 million).

Operations provided $32.0 million of cash and cash equivalents in 1995. This compares to net contributions of cash of $41.3 million in 1994 and $21.7 million in 1993. The $9.3 million decrease in cash provided by operations from 1994 to 1995 occurred primarily as a result of a significant reduction in accounts payable during the year ($24.1 million), offset in part by higher net income ($13.5 million) and depreciation and amortization expense ($3.0 million). The balance of the net decrease in cash provided by operations was due to the timing of cash receipts and payments on receivables and accrued liabilities, respectively.

The Company's investing activities used $45.0 million of cash and cash equivalents in 1995. This compares to net uses of cash of $51.1 million in 1994 and $24.5 million in 1993. The decrease from 1994 to 1995 in the amount of cash used for investing purposes was due primarily to a reduction in the amount of cash used for acquisitions of businesses ($28.8 million), offset in part by reduced cash flows from sales of marketable securities and long-term investments ($15.6 million, net of additions), and an increase in the amount of cash used for purchases of property and equipment ($10.3 million, net of disposals).

Included in property and equipment additions in 1995 was the Company's purchase of an office building located in Dublin, Ireland. The total purchase price was approximately $18.4 million. In 1994, the Company purchased an office building in Baton Rouge, Louisiana. The cash purchase price of that building was $10.5 million. The Company was previously the largest lessee in both the Dublin and Baton Rouge office buildings.

The Company's financing activities provided $6.6 million of cash and cash equivalents in 1995. This compares to a net contribution to cash of $34.4 million in 1994 and a net use of cash of $0.2 million in 1993. The variance from 1994 to 1995 was due primarily to bank borrowings (net of repayments) in 1994 which were substantially higher than the 1995 amount. In calendar 1994, the Company entered into a three-year, $45.0 million revolving credit agreement, against which it borrowed $25.0 million to complete the acquisition of Sirrine and CRSS Constructors. During 1995, all amounts owed under the revolver were repaid in full. However, the Company financed its purchase of the Dublin office building with a five-year, $17.8 million mortgage note.

The Company believes it has adequate capital resources available to fund operations in 1995 and beyond. The Company's consolidated working capital position totalled $113.3 million at September 30, 1995; this was $7.3 million more than the comparable 1994 amount. In order to hedge against future fluctuations in rates of exchange of foreign currencies, the Company has established lines of credit with banks in the United Kingdom providing short-term, sterling-denominated borrowing capacity. The Company utilizes such facilities to satisfy the working capital requirements of its U.K. operations. Additionally, as discussed above, the Company financed its acquisition of its Dublin offices with debt denominated in Irish Punts. At September 30, 1995, the Company had a total of $96.8 million available under all of its bank credit facilities, against which $16.6 million was outstanding in the form of notes payable (relating entirely to borrowings by the Company's U.K. subsidiary) and $2.1 million was utilized in support of outstanding letters of credit.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 1995 and 1994
(Dollars in thousands, except per-share information)



                                                  1995      1994
                                                --------  --------
ASSETS
  Current Assets:
    Cash and cash equivalents                   $ 39,118  $ 45,611
    Marketable securities                          2,806     2,897
    Receivables                                  292,108   288,096
    Deferred income taxes                         31,980    27,546
    Prepaid expenses and other                     2,602     3,335
                                                --------  --------
      Total current assets                       368,614   367,485
                                                --------  --------
  Property, Equipment and Improvements, Net       80,115    60,002
                                                --------  --------
  Other Noncurrent Assets:
    Goodwill, net                                 41,882    38,641
    Other                                         43,336    38,236
                                                --------  --------
      Total other noncurrent assets               85,218    76,877
                                                --------  --------
                                                $533,947  $504,364
                                                --------  --------

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
    Notes payable                               $ 16,632  $  9,238
    Accounts payable                              63,767    93,117
    Accrued liabilities                          109,168   102,205
    Customers' advances in excess of
      related revenues                            54,496    47,369
    Income taxes payable                          11,212     8,470
    Deferred income taxes                              -     1,028
                                                --------  --------
      Total current liabilities                  255,275   261,427
                                                --------  --------
  Long-term Debt                                  17,799    25,000
                                                --------  --------
  Deferred Gains on Real Estate Transactions       1,845     2,665
                                                --------  --------
  Other Deferred Liabilities                      20,267    14,839
                                                --------  --------
  Commitments and Contingencies
                                                --------  --------

  Stockholders' Equity:
    Capital stock:
      Preferred stock, $1 par value,
       authorized - 1,000,000 shares,
       issued and outstanding - none                   -         -
      Common stock, $1 par value,
       authorized - 60,000,000 shares,
       issued and outstanding - 25,495,711
       and 25,094,874 shares, respectively        25,496    25,095
    Additional paid-in capital                    43,957    37,251
    Retained earnings                            168,203   136,206
    Other                                          1,105     1,881
                                                --------  --------
       Total stockholders' equity                238,761   200,433
                                                --------  --------
                                                $533,947  $504,364
                                                ========  ========

See the accompanying notes.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended September 30, 1995, 1994, and 1993
(Dollars in thousands, except per-share information)



                                           1995         1994          1993
                                        ----------   ----------    ----------
Revenues                                $1,723,057   $1,165,754    $1,142,926
                                        ----------   ----------    ----------

Costs and Expenses:
 Direct costs of contracts               1,533,832    1,024,361       995,350
 Selling, general and administrative
  expenses                                 136,562      109,574       101,519
 Interest income, net                         (359)        (276)       (1,304)
 Other (income) expense, net                  (359)         718        (1,977)
                                        ----------   ----------    ----------
                                         1,669,676    1,134,377     1,093,588
                                        ----------   ----------    ----------

  Income before taxes                       53,381       31,377        49,338
                                        ----------   ----------    ----------

Provision for Income Taxes                  21,139       12,610        20,668
                                        ----------   ----------    ----------

Net Income                              $   32,242   $   18,767    $   28,670
                                        ==========   ==========    ==========
Net Income Per Share                         $1.27        $0.75         $1.15
                                        ==========   ==========    ==========

See the accompanying notes.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended September 30, 1995, 1994, and 1993
(Dollars in thousands)



                                                    Additional
                                           Common     Paid-in    Retained
                                           Stock      Capital    Earnings    Other
                                          --------  -----------  ---------  --------
Balances, September 30, 1992              $23,611      $23,959   $ 89,368   $ 2,874
   Adjustments for poolings-of-
     interests                                821            -      1,506         -
   Net foreign currency
     translation adjustment                     -            -          -    (2,826)
   Exercise of stock options,
     including the related
     income tax benefits                      372        6,681          -         -
   Repurchase of common
     stock                                    (47)        (204)      (989)        -
   Net income                                   -            -     28,670         -
                                          -------      -------   --------   -------

Balances, September 30, 1993               24,757       30,436    118,555        48
   Net foreign currency
     translation adjustment                     -            -          -     1,302
   Unrealized gains on
     marketable securities                      -            -          -       531
   Exercise of stock options,
     including the related
     income tax benefits                      397        7,080          -         -
   Repurchase of common
     stock                                    (59)        (265)    (1,116)        -
   Net income                                   -            -     18,767         -
                                          -------      -------   --------   -------

Balances, September 30, 1994               25,095       37,251    136,206     1,881
   Net foreign currency
     translation adjustment                     -            -          -       293
   Unrealized gains on
     marketable securities                      -            -          -       213
   Exercise of stock options,
     including the related
     income tax benefits                      392        6,317          -         -
   Issuance of restricted stock,
     net of amortization                       61        1,289          -    (1,282)
   Repurchase of common
     stock                                    (52)        (900)      (245)        -
   Net income                                   -            -     32,242         -
                                          -------      -------   --------   -------

Balances, September 30, 1995              $25,496      $43,957   $168,203   $ 1,105
                                          =======      =======   ========   =======

See the accompanying notes.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 1995, 1994, and 1993
(Dollars in thousands)



                                                 1995       1994       1993
                                               ---------  ---------  ---------
Cash Flows from Operating Activities:
 Net income                                    $ 32,242   $ 18,767   $ 28,670
 Adjustments to reconcile net income to net
 cash flows from operations:
   Depreciation and amortization                 15,013     11,973      8,812
   Amortization of deferred gains                  (820)      (966)      (966)
   (Gains) losses on disposals of property,
      equipment and other assets                     22     (1,058)    (2,148)
   Changes in assets and liabilities,
      excluding the effects of
      businesses acquired:
          Receivables                            (7,402)   (17,506)     7,941
          Prepaid expenses and other                737        510        418
          Accounts payable                      (24,146)       941    (18,827)
          Accrued liabilities                    11,791        505     (4,572)
          Customers' advances                     7,082     14,862      3,291
          Income taxes payable                    2,725     (2,427)     2,689
   Deferred income taxes                         (5,313)    (5,474)    (3,638)
   Special charge not requiring cash                  -     21,140          -
   Other                                             68          -          -
                                               --------   --------   --------
 Net cash provided                               31,999     41,267     21,670
                                               --------   --------   --------

Cash Flows from Investing Activities:
 Additions to property and equipment            (34,971)   (24,271)    (9,930)
 Disposals of property and equipment                784        417      1,187
 Increase in other assets, net                   (3,228)    (6,400)    (3,665)
 Additions to investments                        (3,001)    (5,150)         -
 Proceeds from sales of investments                   -        642      2,721
 Purchases of marketable securities                   -       (873)    (7,453)
 Proceeds from sales of marketable
   securities                                        91     18,040          -
 Acquisitions of businesses                      (4,683)   (33,513)    (7,405)
                                               --------   --------   --------
 Net cash used                                  (45,008)   (51,108)   (24,545)
                                               --------   --------   --------

Cash Flows from Financing Activities:
 Exercise of stock options, including the
   related income tax benefits                    6,521      6,824      6,544
 Net borrowings (repayments) of
   bank debt                                         41     27,608     (6,762)
                                               --------   --------   --------
 Net cash provided (used)                         6,562     34,432       (218)
                                               --------   --------   --------
Effect of Exchange Rate Changes                     (46)       505       (303)
                                               --------   --------   --------
Increase (Decrease) in Cash and Cash
   Equivalents                                   (6,493)    25,096     (3,396)
Cash and Cash Equivalents at Beginning
   of Period                                     45,611     20,515     22,754
Adjustment for Poolings-of-Interests                  -          -      1,157
                                               --------   --------   --------
Cash and Cash Equivalents at End of Period     $ 39,118   $ 45,611   $ 20,515
                                               ========   ========   ========

See the accompanying notes.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


  1.  Accounting Policies
           Principles of Consolidation
           ---------------------------
      The consolidated financial statements include the accounts of Jacobs Engineering Group Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

           Revenue Accounting for Contracts
           --------------------------------
      The Company's principal business is that of providing professional engineering, construction and construction management, and maintenance services under cost-plus, cost-plus with a guaranteed maximum, and fixed-price contracts. The percentage of revenues realized from each of these types of contracts in each of the years ended September 30, 1995, 1994, and 1993 was as follows:


                             1995   1994   1993
                             -----  -----  -----
       Cost-plus               88%    83%    90%
       Guaranteed maximum       1      8      3
       Fixed-price             11      9      7
                             ----   ----   ----

       Revenues are recorded based on the percentage-of-completion method of accounting by relating contract costs incurred to date to total estimated contract costs at completion (contract costs include both direct and indirect costs). Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion. When the Company is responsible for the procurement of materials, equipment, or subcontracts, it includes such amounts in both revenues and costs. The approximate amount of such costs included in revenues for each of the years ended September 30, 1995, 1994, and 1993 was $1,001,277, $629,001 and
  $610,731, respectively.

       As is common in the industry, the Company executes certain contracts jointly with third parties through partnerships and joint ventures. For certain of these contracts, the Company recognizes its proportionate share of venture revenues, costs and operating income in its consolidated statements of income.

            Foreign Operations
            ------------------
       The Company conducts its business from offices located throughout the continental United States, the United Kingdom and Ireland. Revenues from the Company's U.K. and Irish operations totalled $92,514, $64,790 and $120,410 for the years ended September 30, 1995, 1994, and 1993, respectively, and were earned from unaffiliated customers located primarily in Europe.

       Operating profit (defined as total revenues, less direct costs of contracts, and selling, general and administrative expenses) for the U.K. and Irish operations was approximately $1,053, $618 and $2,164 for 1995, 1994, and 1993, respectively. Identifiable assets of the U.K. and Irish operations totalled $74,265 and $44,903 at September 30, 1995 and 1994, respectively.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


            Customers
            ---------
       For the years ended September 30, 1995, 1994, and 1993, agencies of the federal government accounted for 11.4 percent, 15.4 percent, and 14.1 percent, respectively, of total revenues. Within the private sector, one customer accounted for 13.1 percent and 11.6 percent of total revenues in 1995 and 1994, respectively. No single customer accounted for more than 10 percent of revenues in 1993.

            Cash Equivalents
            ----------------
       The Company considers all highly liquid investments with original maturities of less than three months as cash equivalents. Cash equivalents at September 30, 1995 and 1994 consisted primarily of time certificates of deposit.

            Marketable Securities and Investments
            -------------------------------------
       The Company's investments in equity and debt securities have been classified as either trading securities (shown as "Marketable securities" in the accompanying consolidated balance sheet), held-to-maturity securities or available-for-sale securities (the latter two are included as long-term investments in "Other noncurrent assets" in the accompanying consolidated balance sheet). Management determines the appropriate classification of all its investments at the time of purchase and reviews such designations at each balance sheet date.

       The Company's investment in trading securities are stated at fair value with unrealized gains or losses included in "Other income, net" in the accompanying consolidated statement of income. Held-to-maturity securities are carried at cost, or amortized cost if a premium was paid or a discount received at the time of purchase. Marketable equity securities not held for trading and debt securities not classified as held-for-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains or losses, net of taxes, reported in the "Other" component of stockholders' equity. The amount of unrealized gains, net of taxes, recorded at September 30, 1995 and 1994 totalled $744 and $531, respectively.

       The following table summarizes certain information regarding the Company's available-for-sale equity securities at September 30, 1995 and 1994, and for each of the years then ended:

                                               1995    1994
                                              ------  ------
       Total cost (specific identification
        method)                               $  414  $  380
       Gross unrealized gains                  1,241     890
       Estimated fair value                    1,655   1,270
       Gross realized gains                        -     484
       Gross proceeds from sales                   -     621
                                              ------  ------

       Included in investments at September 30, 1994 were $5,000 of 8.5 percent convertible notes issued by a private company. These notes were converted into 8.5 percent preferred stock during 1995.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


            Receivables and Customers' Advances
            -----------------------------------
       Included in receivables at September 30, 1995 and 1994 were unbilled amounts of $52,791 and $70,252, respectively. Unbilled receivables represent amounts earned under contracts in progress, but not yet billable under the terms of those contracts. These amounts become billable according to the contract terms which usually consider the passage of time, achievement of certain milestones or completion of the project. Included in unbilled receivables at September 30, 1995 and 1994 were contract retentions totalling $14,710 and $22,065, respectively. Substantially all unbilled receivables are billed and collected in the subsequent fiscal year.

       Customers' advances in excess of related revenues represent cash collected from customers on contracts in advance of revenues earned thereon, as well as billings to customers in excess of costs and earnings on uncompleted contracts. Substantially all such amounts are earned in the subsequent fiscal year.

            Property, Equipment and Improvements
            ------------------------------------
       Property, equipment and improvements are stated at cost and consisted of the following at September 30, 1995 and 1994:

                                               1995      1994
                                             --------  --------
         Land                                $ 10,529  $  6,964
         Buildings                             38,976    24,549
         Equipment                             87,186    74,687
         Leasehold improvements                12,319    11,949
                                             --------  --------
                                              149,010   118,149
          Less - accumulated depreciation
             and amortization                  68,895    58,147
                                             --------  --------
                                             $ 80,115  $ 60,002
                                             --------  --------

       Depreciation and amortization are provided using primarily the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, over the remaining term of the lease, if shorter. Estimated useful lives range from 20 to 40 years for buildings, from 3 to 10 years for equipment and from 4 to 10 years for leasehold improvements.

            Other Noncurrent Assets
            -----------------------
       Goodwill represents the costs in excess of the fair values of the net assets of acquired companies and is amortized against earnings using the straight-line method over periods not exceeding 40 years. Goodwill is shown in the accompanying consolidated balance sheets net of accumulated amortization of $4,154 and $2,850 at September 30, 1995 and 1994, respectively.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


       Other noncurrent assets consisted of the following at September 30, 1995 and 1994:


                                          1995     1994
                                         -------  -------
         Prepaid pension costs           $11,503  $11,379
         Cash surrender value of life
          insurance policies              16,498   11,677
         Investments                      11,517    8,202
         Deferred income taxes                 -    1,105
         Miscellaneous                     3,818    5,873
                                         -------  -------
                                         $43,336  $38,236
                                         =======  =======

            Income Taxes
            ------------
       The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes ("SFAS No. 109"), which it adopted prospectively effective October 1, 1993. The cumulative effect as of that date of adopting SFAS No. 109 was not material.

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

            Deferred Gains on Real Estate Transactions
            ------------------------------------------
       In 1983, the Company entered into a real estate transaction which resulted in a gain totalling $12,300. Since the transaction involved a long-term lease agreement, the gain was deferred and is being amortized ratably into income over the lease term (which ends December 31, 1997).

            Concentrations of Credit Risk
            -----------------------------
       The Company's cash balances and short-term investments are maintained in accounts held by major banks and financial institutions in the U.S. and Europe.

       As is customary in the industry, the Company grants uncollateralized credit to its customers, which include the federal government and large, multi-national corporations operating in a broad range of industries. In order to mitigate its credit risk, the Company continually evaluates the credit worthiness of its major commercial customers.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


            Net Income Per Share
            --------------------
       For the years ended September 30, 1995, 1994, and 1993, net income per share has been computed based on the weighted average number of shares of common stock and, if dilutive, common stock equivalents outstanding as follows (in thousands):


                                   1995    1994    1993
                                  ------  ------  ------
      Average number of
       shares of common
       stock outstanding          25,208  24,916  24,524
      Average number of
       common stock
       equivalents outstanding       176     257     440
                                  ------  ------  ------
                                  25,384  25,173  24,964
                                  ======  ======  ======

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


  2.   Business Combinations

       Effective July 31, 1994, the Company acquired the engineering and construction management services businesses of CRSS Inc. In the transaction, the Company purchased substantially all of the assets of CRS Sirrine Engineers, Inc. ("Sirrine"), subject to certain assumed liabilities, and all of the issued and outstanding equity securities of CRSS Constructors, Inc. and CRSS International, Inc. (together, "CRSS Constructors"). The cash purchase price was $38,196 (of which, $4,683 was paid in fiscal 1995). The funds used to acquire the businesses were provided by operations and long-term debt.

       The acquisition was accounted for as a purchase. Accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair values, and resulted in goodwill of approximately $27,772. The Company's consolidated results of operations include the results of operations of Sirrine and CRSS Constructors since the date of acquisition.

       The following table presents certain unaudited pro forma combined information of the Company, Sirrine and CRSS Constructors assuming the acquisition of Sirrine and CRSS Constructors occurred at the beginning of the fiscal periods presented. It does not purport to be indicative of the results that actually would have occurred had the acquisition been completed at the beginning of such periods, nor is it intended to be a projection of future results of operations:

                                1994         1993
                              ----------   ----------
       Revenues               $1,505,713   $1,416,376
       Net income             $   18,664   $   27,866
       Earnings per share     $     0.74   $     1.12
                              ----------   ----------

       In 1993, the Company acquired several businesses in three separate transactions. Two of the acquisitions were accounted for as poolings-of-interests. Due to the immateriality of the pooled businesses, however, the Company's consolidated results of operations for periods prior to 1993 were not restated, and the acquisitions were reflected in the accompanying consolidated financial statements as an adjustment to 1993 beginning balances. The third acquisition completed that year was accounted for as a purchase. Accordingly, the Company's consolidated results of operations include the results of operations of that business from the date of acquisition.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


  3.   Notes Payable to Banks and Long-term Debt
       Short-term Credit Arrangements
       ------------------------------

       At September 30, 1995, the Company had $51,797 available through multiple bank lines of credit, under which the Company may borrow on an overdraft or short-term basis. Interest under these lines is determined at the time of borrowing based on the banks' prime or base rates, rates paid on certificates of deposit, the banks' actual costs of funds or other variable rates. The agreements require payment of a fee of 0.25 percent of the average unused portion of the facilities, as well as require the Company to maintain certain minimum levels of working capital and net worth. One of the agreements limits borrowings by the amount of letters of credit outstanding under the facility. Borrowings under the lines are unsecured and the lines generally extend through March 1996.

       Other information regarding the lines of credit for the years ended September 30, 1995, 1994, and 1993 was as follows:

                                                                                      1995      1994      1993
                                                                                    --------  --------  --------
       Amount outstanding at
        year end                                                                    $16,587   $ 9,152   $ 6,207
       Weighted average interest
        rate at year end                                                               7.63%     6.18%     6.89%
       Weighted average borrowings
        outstanding during the
        year                                                                         12,328   $ 9,685   $ 6,369
       Weighted average interest
        rate during the year                                                           7.11%     5.45%     6.32%
       Maximum amount outstanding
        during the year                                                             $28,203   $24,763   $12,300
                                                                                    -------   -------   -------

       Long-term Debt and Credit Arrangements
       --------------------------------------
       Long-term debt consisted of the following at September 30, 1995 and 1994:

                                                                                                1995      1994
                                                                                              -------   -------
        Mortgage loan, due May 2000                                                           $17,799   $     -
        Borrowings under the Company's
          unsecured, $45,000 revolving
          credit agreement                                                                          -    25,000
                                                                                              -------   -------
                                                                                              $17,799   $25,000
                                                                                              =======   =======

       The mortgage loan was incurred in connection with the purchase of the Company's real property located in Dublin, Ireland, and is secured by the property. The loan bears interest at variable rates for selected periods from one to twelve months based on the Dublin Interbank Offered Rate (6.93 percent at September 30, 1995). Interest is payable at the end of each selected period.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


       Borrowings under the revolving credit agreement bear interest at either fixed rates offered by the banks at the time of borrowing, or at variable rates based on the agent bank's base rate, LIBOR or the latest federal funds rate. The agreement requires the Company to maintain a minimum tangible net worth of at least $160,000, plus 50 percent of consolidated net income after October 1, 1994, a minimum coverage ratio of certain defined fixed charges and a minimum ratio of debt to tangible net worth. The agreement also restricts the payment of cash dividends and requires the Company to pay a facility fee of 0.15 percent of the total amount of the commitment. The agreement extends through December 1997.

       Interest expense for the years ended September 30, 1995, 1994, and 1993 was $2,216, $792 and $845, respectively, and has been included with interest income in the accompanying consolidated statements of income. Interest payments made during each of these years totalled $2,045, $595 and $1,058, respectively.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


  4.   Stock Plans

       The Company's 1989 Employee Stock Purchase Plan (the "1989 ESPP") provides for the granting of options to participating employees to purchase a maximum of 1,406,777 shares of the Company's common stock. The participants' purchase price is the lower of 90 percent of the common stock's closing market price on either the first or last day of the option period (as defined). During 1995, a total of 314,298 shares of common stock were sold to participating employees at an average price of $17.83 per share. Through September 30, 1995, a total of 1,295,739 shares have been sold to employees under the 1989 ESPP, and there were 111,038 shares reserved for issuance at that date.

       The Company has an incentive stock plan (the "1981 Plan") which provides for the issuance of shares of common stock to employees and outside directors. Under the 1981 Plan, the Company may grant four types of incentive awards: incentive stock options, nonqualified stock options, stock appreciation rights, and restricted stock. At September 30, 1995, there were 2,415,359 shares of common stock reserved for issuance under the 1981 Plan, and there were 839,300 shares available for future awards at that date (1,140,800 shares were available at September 30, 1994).

       During 1995, the Company issued 61,000 shares of restricted stock under the 1981 Plan. Upon issuance of restricted stock, unearned compensation equivalent to the market value of the stock issued (determined on the date of grant) is charged to stockholders' equity and subsequently amortized against income over the periods during which the restrictions lapse ($67 of compensation expense was recognized in 1995). The restrictions generally relate to the recipient's ability to sell or otherwise transfer the stock. There are also restrictions that subject the stock to forfeiture back to the Company until earned by the recipient through continued employment. The restrictions lapse over five years.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


       Stock option activity and other related information for the 1981 Plan for the years ended September 30, 1995, 1994, and 1993 follows:

                                                     1995         1994         1993
                                                  ----------   ----------   ----------
       Options outstanding at
        beginning of year                          1,412,959    1,237,000    1,088,600
       Options granted                               324,000      438,000      350,300
       Options exercised                             (77,400)    (174,941)    (169,800)
       Options expired or canceled                   (83,500)     (87,100)     (32,100)
                                                  ----------   ----------   ----------
       Options outstanding at
        end of year                                1,576,059    1,412,959    1,237,000
                                                  ==========   ==========   ==========
       Average price of options
        exercised                                 $    10.27   $     9.30   $     7.94
       Range of prices of options
        outstanding                               $   4.25 -   $   4.25 -   $   4.25 -
                                                  $    28.20   $    28.20   $    28.25
       Average price of options
        outstanding                               $    19.80   $    19.63   $    17.82
       Options exercisable                           637,229      413,919      269,800
                                                  ----------   ----------   ----------

       Options outstanding at September 30, 1995 consisted entirely of nonqualified stock options. The 1981 Plan allows participants to satisfy the exercise price on exercises of stock options by tendering to the Company shares of the Company's common stock already owned by the participants. Shares so tendered are retired and canceled by the Company and are shown as repurchases of common stock in the accompanying consolidated statements of stockholders' equity.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


  5.   Savings, Deferred Compensation and Pension Plans
            Savings Plans
            -------------
       The Company maintains employee savings plans (qualified 401(k) retirement plans) covering substantially all of the Company's domestic, nonunion employees. Contributions to these plans totalled $7,719, $6,000 and $5,602 for the years ended September 30, 1995, 1994, and 1993, respectively.

            Deferred Compensation Plans
            ---------------------------
       The Company's Executive Security Plan ("ESP") and Executive Deferral Plans ("EDP") are nonqualified deferred compensation programs that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, upon retirement or death. Benefit payments under both plans are funded by a combination of contributions from participants and the Company, and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. Amounts charged to expense relating to these programs for the years ended September 30, 1995, 1994, and 1993 were $1,601, $5,568 and $1,971, respectively. Included in other deferred liabilities in the accompanying consolidated balance sheets at September 30, 1995 and 1994 was $17,597 and $12,460, respectively, relating to the ESP and EDP plans.

            Pension Plans
            -------------
       In the United States, the Company contributes to various trusteed pension plans covering hourly construction employees under industry-wide agreements. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded benefits, if any. Contributions to these plans totalled $5,044, $2,632 and $2,181 for the years ended September 30, 1995, 1994, and 1993, respectively.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


       The Company's U.K. subsidiary sponsors a contributory defined benefit pension plan covering substantially all permanent, full-time employees at least 21 years of age. Benefits are based on length of service and the employee's highest average salary for any three consecutive years in the plan, or, if higher, the employee's salary in the final year in the plan. The Company's funding policy is to fund the actuarially-determined accrued benefits, allowing for projected compensation increases using the projected unit method. The following table presents the funded status of the plan as of September 30, 1995 and 1994:

                                          1995      1994
                                         -------  -------
       Fair value of plan assets         $77,330  $75,579
                                         -------  -------
       Actuarial present value of
        benefit obligations (all
        vested)                           68,121   61,210
                                         -------  -------
       Accumulated benefit obligation     68,121   61,210
       Effect of projected
        compensation increases             2,081    1,786
                                         -------  -------
       Projected benefit obligation       70,202   62,996
                                         -------  -------
       Plan assets in excess of
        projected benefit obligation       7,128   12,583
       Unrecognized (gains) losses         4,375   (1,204)
                                         -------  -------
       Prepaid pension asset             $11,503  $11,379
                                         =======  =======

       The components of net periodic pension cost (benefit) for each of the years ended September 30, 1995 and 1994 were as follows:

                                                1995      1994
                                              -------   -------
       Service costs                          $ 1,283   $ 1,206
       Interest                                 5,399     4,878
       Actual return on plan assets            (8,092)   (3,816)
       Net amortization and deferral            1,530    (2,347)
                                              -------   -------
       Net periodic pension cost (benefit)    $   120   $   (79)
                                              =======   =======

       The significant actuarial assumptions used in determining the funded status of the plan were as follows: weighted average discount rate - 8 percent; weighted average rate of increase in compensation - 6 percent; and, weighted average rate of return on pension assets - 8.5 percent. At September 30, 1995, the majority of the plan's assets were invested in equity securities of companies trading in the U.K. and other European stock markets.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


  6.   Provision for Income Taxes

       As discussed in Note 1 above, the Company adopted SFAS No. 109 effective October 1, 1993. Prior year financial statements were not restated to reflect this change in accounting principle.

       For the years ended September 30, 1995, 1994, and 1993, the provisions for income taxes consisted of the following:

                                     1995      1994      1993
                                   -------   -------   -------
       Taxes currently payable:
        Federal                    $19,071   $13,196   $17,553
        State                        4,026     2,912     4,162
        Foreign                      1,359       246       687
                                   -------   -------   -------
                                    24,456    16,354    22,402
                                   -------   -------   -------

       Taxes deferred:
        Federal                     (2,870)   (3,057)   (1,544)
        State                         (447)     (687)     (190)
                                   -------   -------   -------
                                    (3,317)   (3,744)   (1,734)
                                   -------   -------   -------
                                   $21,139   $12,610   $20,668
                                   =======   =======   =======

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their related amounts used for income tax purposes. The significant components of the Company's deferred tax assets (liabilities) at September 30, 1995 and 1994 were as follows:

                                              1995      1994
                                            -------   -------
       Assets:
        Liabilities relating to employee
          benefit plans                     $17,711   $14,121
        Self-insurance reserves               9,396     9,451
        Contract revenues and costs           4,044       800
        Accruals for office
          consolidations and other
          special charges                     2,102     2,997
        Deferred gains on real
          estate transactions                   657     1,105
        Other, net                                -       177
                                            -------   -------
        Total deferred tax assets            33,910    28,651
                                            -------   -------

       Liabilities:
        Depreciation and amortization        (2,225)     (922)
        Unremitted foreign earnings          (1,102)   (1,102)
        State income and franchise taxes     (1,039)   (1,028)
        Other, net                             (233)        -
                                            -------   -------
        Total deferred tax liabilities       (4,599)   (3,052)
                                            -------   -------
   Net deferred tax asset                   $29,311   $25,599
                                            =======   =======


  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


       The reconciliations of the tax provisions recorded for the years ended September 30, 1995, 1994, and 1993 to those based on the federal statutory rate were as follows:

                                 1995      1994      1993
                               -------   -------   -------
       Statutory amount        $18,683   $10,982   $17,144
       State taxes, net of
        the federal benefit      2,326     1,447     2,592
       Other, net                  130       181       932
                               -------   -------   -------
                               $21,139   $12,610   $20,668
                               -------   -------   -------
       Rate used to compute
       statutory amount          35.00%    35.00%    34.75%
                               =======   =======   =======

       For the year ended September 30, 1993, deferred income taxes were provided for the following timing differences in the amounts indicated:
  Accrued liabilities - $1,363 benefit; deferred gains on real estate transactions - $315 expense; contract revenues and costs - $76 expense; and, other items - $762 net benefit.

       For the years ended September 30, 1995, 1994, and 1993, the Company paid approximately $22,153, $20,351 and $18,882, respectively, in income taxes.

       For the years ended September 30, 1995, 1994, and 1993, consolidated income (loss) before income taxes included $380, ($3,017) and $2,729, respectively, from foreign operations. Included in consolidated retained earnings at September 30, 1995 were undistributed earnings of foreign subsidiaries of approximately $9,094 for which no provision has been made for federal income taxes as management has determined these earnings to be indefinitely reinvested to expand its foreign operations. Should these earnings be repatriated, approximately $2,447 of taxes would be payable. Beginning October 1, 1986, the Company began providing for federal income taxes, net of available credits, on foreign earnings.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


  7.   Commitments and Contingencies

       The Company leases certain of its facilities and equipment under operating leases with net aggregate future lease payments of $97,438 at September 30, 1995 payable as follows:

Year ending September 30,
               1996                       $25,529
               1997                        22,364
               1998                        15,207
               1999                        12,034
               2000                         9,273
               Thereafter                  14,850
                                          -------
                                           99,257
Less - amounts representing
  sublease income                           1,819
                                          -------
                                          $97,438
                                          =======

       Rent expense for the years ended September 30, 1995, 1994, and 1993 was approximately $24,602, $22,235 and $19,338, respectively, and was offset by sublease income of approximately $1,327, $1,085 and $1,547, respectively.

       The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain a portion of the expected losses through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts.

       The Company has entered into an employment agreement expiring September 30, 2000 with the Chairman of its Board of Directors. The agreement provides for base payments of $432 per year to either the Chairman or, in the event of his death, his beneficiary. The agreement also provides that the Chairman may participate in any bonus plan sponsored by the Company, specifies certain promotional and other activities to be performed by the Chairman in the event he leaves employment with the Company and contains other provisions, including some intended to prevent the Chairman from entering into any form of competition with the Company.

       In the normal course of business, the Company is subject to certain contractual guarantees and litigation. Generally, such guarantees relate to construction schedules and plant performance. Most of the litigation involves the Company as a defendant in workers' compensation, personal injury, and other similar lawsuits. Management believes, after consultation with counsel, that these guarantees and litigation should not have any material adverse effect on the Company's consolidated financial statements.

       Letters of credit outstanding at September 30, 1995 totalled $31,664.

  Notes to Consolidated Financial Statements
  (Dollars in thousands, except per-share information)


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

  9.    Other Financial Information

       Accrued liabilities at September 30, 1995 and 1994 consisted of the following:

                           1995     1994
                         --------  -------
Accrued payroll and
 related liabilities     $ 57,418   $43,931
Insurance reserves         24,254    25,107
Office consolidations
 and other special
 charge reserves           10,143    16,671
Other                      17,353    16,496
                         --------  --------
                         $109,168  $102,205
                         ========  ========

Notes to Consolidated Financial Statements
(Dollars in thousands, except per-share information)


10.     Quarterly Data - Unaudited

        Summarized quarterly financial information for the years ended September 30, 1995, 1994, and 1993 is presented below:


                   First    Second    Third     Fourth       Fiscal
1995             Quarter   Quarter   Quarter   Quarter         Year
                --------  --------  --------  --------   ----------
Revenues        $412,356  $396,746  $444,626  $469,329   $1,723,057
Income
 before
 taxes            12,086    12,505    13,909    14,881       53,381
Net income         7,300     7,552     8,402     8,988       32,242
Net income
 per share           .29       .30       .33       .35         1.27
Stock price:
 High             24.250    20.750    22.250    25.750       25.750
 Low              16.875    17.250    19.125    21.625       16.875
                --------  --------  --------  --------   ----------

1994

Revenues        $260,610  $272,646  $263,768  $368,730   $1,165,754
Income
 before
 taxes            12,339    12,172    12,045    (5,179)      31,377
Net income
 (loss)            7,280     7,300     7,275    (3,088)      18,767
Net income
 (loss)
 per share           .29       .29       .29      (.12)         .75
Stock price:
 High             26.625    26.875    24.500    24.750       26.875
 Low              22.000    23.250    18.000    19.875       18.000
                --------  --------  --------  --------   ----------

1993

Revenues        $298,612  $286,296  $273,890  $284,128   $1,142,926
Income
 before
 taxes            11,952    12,346    12,504    12,536       49,338
Net income         6,917     7,222     7,261     7,270       28,670
Net income
 per share           .28       .29       .29       .29         1.15
Stock price:
 High             31.000    29.875    28.375    25.250       31.000
 Low              24.375    25.750    20.000    20.000       20.000
                --------  --------  --------  --------   ----------

       The Company's results of operations for fiscal 1994 include the results of operations of CRS Sirrine Engineers, Inc., CRSS Constructors, Inc. and CRSS International, Inc. beginning August 1, 1994 - see Note 2 above.

       Net income for the fourth quarter of 1994 included special charges totalling $10,200, or $0.40 per share.

       Net income for the first three quarters of 1993 differs from amounts originally reported during that year due to certain acquisitions accounted for as poolings-of-interests - see Note 2 above.

       The Company's common stock is listed on the New York Stock Exchange. At September 30, 1995, there were 2,971 shareholders of record.

Report of Ernst & Young LLP,
Independent Auditors



The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                            /s/ Ernst & Young LLP

Los Angeles, California
November 3, 1995

             MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING


The consolidated financial statements and other information included in this annual report have been prepared by management, which is responsible for their fairness, integrity, and objectivity. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior years and contain some amounts that are based upon management's best estimates and judgment. The financial information contained elsewhere in this report has been prepared in a manner consistent with the preparation of the financial statements.

In meeting its responsibility for the fair presentation of the Company's financial statements, management necessarily relies on the Company's system of internal accounting controls. This system is designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed in accordance with management's instructions and are properly recorded in the Company's books and records. The concept of reasonable assurance is based on the recognition that in any system of internal controls, there are certain inherent limitations and that the cost of such systems should not exceed the benefits to be derived. We believe the Company's system of internal accounting controls is cost-effective and provides reasonable assurance that material errors and irregularities will be prevented, or detected and corrected on a timely basis.

The Company's consolidated financial statements have been audited by independent auditors, whose report thereon was based on examinations conducted in accordance with generally accepted auditing standards and is presented on the preceding page. As part of their audit, the independent auditors perform a review of the Company's system of internal accounting controls for the purpose of determining the amount of reliance to place on those controls relative to the audit tests they perform.

The Company's Board of Directors, through its Audit Committee which is composed entirely of nonemployee directors, meets regularly with both management and the independent auditors to review the Company's financial results and to ensure that both management and the independent auditors are properly performing their respective functions.