Form 10-K, Exhibit 13
period 1996-09-30
JACOBS ENGINEERING GROUP INC /DE/
filed 1996-12-27
CIK 52988

                                                                      EXHIBIT 13

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                      WITH REPORT OF INDEPENDENT AUDITORS

                               SEPTEMBER 30, 1996

SELECTED HIGHLIGHTS

For Fiscal Years Ended September 30
(Dollars in thousands, except per-share information)


                                   1996          1995          1994
                                -----------   -----------   -----------
  Revenues                      $1,798,970    $1,723,057    $1,165,754
  Net income                        40,360        32,242        18,767
                                ----------    ----------    ----------
  Per-share information:
    Net income                  $     1.56    $     1.27    $     0.75
    Net book value                   10.93          9.41          7.96
    Closing year-end stock
     price                           22.50        24.875        24.375
                                ----------    ----------    ----------
  Total assets                  $  572,505    $  533,947    $  504,364
  Stockholders' equity             283,387       238,761       200,433
  Return on average equity           15.46%        14.68%        10.03%
  Stockholders of record             1,965         2,971         2,635
                                ----------    ----------    ----------
  Backlog:
    Engineering services        $  845,300    $  828,400    $  793,060
    Total                        2,750,200     2,625,000     2,500,000
                                ----------    ----------    ----------
  Permanent staff                    7,350         7,600         6,940
                                ----------    ----------    ----------

Net income for fiscal 1994 included special charges totaling $10,200, or $0.40 per share.

Selected Financial Data
-----------------------

For Fiscal Years Ended September 30
(In thousands, except per-share information)

                                   1996          1995          1994          1993          1992
                                ----------    ----------    ----------    ----------    ----------
Results of Operations:
  Revenues                      $1,798,970    $1,723,057    $1,165,754    $1,142,926    $1,106,427
  Net income                        40,360        32,242        18,767        28,670        26,605
                                ----------    ----------    ----------    ----------    ----------
Financial Position:
  Current ratio                  1.68 to 1     1.44 to 1     1.41 to 1     1.61 to 1     1.56 to 1
  Working capital               $  155,569    $  113,339    $  106,058    $  100,688    $   92,706
  Current assets                   383,644       368,614       367,485       264,949       258,206
  Total assets                     572,505       533,947       504,364       351,020       316,731
  Long-term debt                    36,300        17,799        25,000             -             -
  Stockholders' equity             283,387       238,761       200,433       173,797       139,813
  Return on average equity           15.46%        14.68%        10.03%        18.28%        21.56%
  Backlog:
     Engineering services       $  845,300    $  828,400    $  793,060    $  736,600    $  647,100
     Total                       2,750,200     2,625,000     2,500,000     1,858,600     1,760,000
                                ----------    ----------    ----------    ----------    ----------
Per-share Information:
  Net income                    $     1.56    $     1.27    $     0.75    $     1.15    $     1.11
  Stockholders' equity               10.93          9.41          7.96          6.96          5.81
                                ----------    ----------    ----------    ----------    ----------
Average Number of Common
  and Common Stock
  Equivalents Outstanding           25,921        25,384        25,173        24,964        24,070
                                ----------    ----------    ----------    ----------    ----------

Net income for fiscal 1994 included special charges totaling $10,200, or $0.40 per share.

Net income for fiscal 1992 included a net gain of $2,118, or $0.09 per share, from the sale of 40 percent of the Company's holdings of the common stock of Genetics Institute, Inc.

Selected Financial Data
-----------------------

For Fiscal Years Ended September 30
(In thousands, except per-share information)


                                   1991          1990          1989         1988         1987
                                ----------    ----------     --------     --------     --------
Results of Operations:
  Revenues                      $1,036,289    $  881,757     $793,577     $757,410     $320,307
  Net income                        20,385        14,390       10,220        6,552        3,512
                                ----------    ----------     --------     --------     --------


Financial Position:
  Current ratio                  1.41 to 1     1.24 to 1    1.24 to 1    1.18 to 1    1.42 to 1
  Working capital               $   60,580    $   39,544     $ 32,965     $ 22,021     $ 26,657
  Current assets                   206,576       202,404      172,489      143,951       89,629
  Total assets                     260,142       253,707      212,680      179,642      116,849
  Long-term debt                         -             -        6,332        9,244       12,277
  Stockholders' equity             106,936        82,964       58,806       37,503       30,967
  Return on average equity           21.47%        20.30%       21.22%       19.14%       12.13%
  Backlog:
     Engineering services       $  457,300    $  329,400     $222,830     $154,950     $ 87,736
     Total                       1,605,000     1,343,300      970,010      822,252      351,554
                                ----------    ----------     --------     --------     --------
Per-share Information:
  Net income                    $     0.86    $     0.64     $   0.48     $   0.34     $   0.18
  Stockholders' equity                4.50          3.70         2.74         1.93         1.62
                                ----------    ----------     --------     --------     --------
Average Number of Common
  and Common Stock
  Equivalents Outstanding           23,763        22,439       21,501       19,390       19,150
                                ----------    ----------     --------     --------     --------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

The following table sets forth total revenues from each of the industry groups and markets serviced by the Company for each year in the three year period ended September 30, 1996 (in thousands):


                              1996         1995         1994
                           ----------   ----------   ----------
  Chemicals                $  452,448   $  377,731   $  315,991
  Refining                    417,739      480,472      372,769
  Semiconductor               268,520      264,492       83,477
  Buildings and
   infrastructure             189,834      174,183       88,228
  Pulp and paper              170,553       85,476        7,258
  Pharmaceuticals and
   biotechnology              147,840      123,683       97,301
  Federal programs            145,275      175,200      175,846
  Other                         6,761       41,820       24,884
                           ----------   ----------   ----------
                           $1,798,970   $1,723,057   $1,165,754
                           ==========   ==========   ==========


The following table sets forth total revenues from each of the types of services the Company provides its clients for each year in the three year period ended September 30, 1996 (in thousands):


                               1996         1995         1994
                            ----------   ----------   ----------
  Engineering services      $  627,622   $  588,399   $  476,491
  Field services:
   Construction                925,681      881,574      456,750
   Maintenance                 245,667      253,084      232,513
                            ----------   ----------   ----------
                            $1,798,970   $1,723,057   $1,165,754
                            ==========   ==========   ==========

1996 Compared to 1995:
----------------------

Consolidated revenues increased 4.4 percent from 1995 to 1996. Revenues from the Company's engineering services increased 6.7 percent from 1995 to 1996. The Company considers the level of engineering services it provides an important indicator of the Company's overall financial performance because engineering services absorb a significant portion of the Company's general and administrative expenses. The Company also believes that engineering services activity is a leading indicator of possible future opportunities to provide construction and construction management services. The increase in engineering services revenues from 1995 to 1996 was evidenced by an increase in the number of professional services hours billed to projects. The Company billed 12.8 million hours to projects in 1996; this was 0.8 million more hours than the number billed last year.

Revenues from field services activities increased 3.2 percent from 1995 to 1996. While revenues from construction activities increased 5.0 percent from last year, revenues from maintenance activities were down 2.9 percent from the previous year. Construction revenues increased during 1996 in spite of the fact the Company completed construction on two large projects during the year (one for a client in the refining industry, and another for a client in the semiconductor industry), and it substantially completed construction on a third major project (for a client in the buildings and infrastructure industry group). Also contributing to the increase in field services revenues from 1995 to 1996 was an $18.2 million increase in subcontract and procurement activity (the costs of which are included in both revenues and costs).

As a percent of revenues, direct costs of contracts was 88.4 percent in 1996, versus 89.0 percent in 1995. The percentage relationship between direct costs of contracts and revenues will fluctuate from year to year depending on a variety of factors, including the mix of business and services in the years being compared. In general, the decrease in this percentage relationship from 1995 to 1996 was due to a proportionally higher percentage of the Company's total business volume coming from engineering services relative to field services.

The Company's selling, general and administrative ("S,G & A") expenses totalled $143.5 million for 1996; this was only $6.9 million, or 5.0 percent, more than the 1995 amount. The increase in S,G & A expenses corresponds to the increase in the overall business volume discussed above, and reflects the Company's continuing efforts to control such expenses throughout its operations.

The Company's operating profit (defined as total revenues, less direct costs of contracts, and selling, general and administrative expenses) totalled $64.6 million for 1996; this was $11.9 million more than the 1995 amount. In general, the improvement was due to increased business volume, combined with higher margin rates for the Company's services.

Interest income, net totalled $1.4 million for 1996; this was $1.1 million more than the 1995 amount. The increase in net interest income was due primarily to higher levels of cash invested during 1996 as compared to 1995, combined with slightly better rates of interest earned on such investments.

Other income, net totalled $0.8 million for 1996; this was $0.4 million more than the 1995 amount. The increase in other income, net was due primarily to higher gains from sales of marketable securities and other assets in 1996 as compared to 1995.

1995 Compared to 1994:
----------------------

Consolidated revenues increased 47.8 percent from 1994 to 1995. Of the increase, approximately 55 percent was due to the inclusion in 1995 of a full twelve-months results of operations of two businesses the Company acquired in July 1994. The Company purchased substantially all of the assets of CRS Sirrine Engineers, Inc. ("Sirrine"), subject to certain assumed liabilities, and all of the issued and outstanding equity securities of CRSS Constructors, Inc. and CRSS International, Inc. (together, "CRSS Constructors" - see Note 1 to the Consolidated Financial Statements).

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

Revenues from field services activities increased 64.6 percent from 1994 to 1995. Most of the increase was due to higher construction activities, and in particular from projects being executed and managed by Sirrine and CRSS Constructors. Also contributing to the increase in field services revenues from 1994 to 1995 was a $372.3 million increase in subcontract and procurement activity.

As a percent of revenues, direct costs of contracts was 89.0 percent in 1995, versus 87.9 percent in 1994. The increase in this percentage relationship from 1994 to 1995 was due primarily to the acquisition of CRSS Constructors, which contributed to an increase in field services revenues relative to engineering services revenues.

The Company's S,G & A expenses totalled $136.6 million for 1995; this was $27.0 million more than the 1994 amount. Most of the increase was attributable to the effects of the inclusion in 1995 of a full year's results of operations of Sirrine and CRSS Constructors.

The Company's operating profit totalled $52.7 million for 1995; this was $20.8 million more than 1994. Approximately $15.8 million of the increase relates to the special charge recorded in 1994 (see below) which decreased operating profit for that year. The balance of the improvement was due to increased business volume combined with higher margin rates.

Other income, net totalled $0.3 million for 1995, as compared to other expense, net of $0.7 million for 1994. The variance was due primarily to higher employee-benefit related costs recorded in 1994 than in 1995.

Special Charge:
---------------

During the fourth quarter of 1994, the Company recorded a special charge totaling $10.2 million after taxes, or $0.40 per share. In general, the special charge related to various acquisitions the Company had completed in 1993 and 1994, which added overhead and administrative infrastructures that were in many cases duplicative of resources already existing within the Company. In 1994, the Company began to implement plans to consolidate certain of its offices, and to review where certain projects were being executed. In certain instances, projects and personnel were re-assigned to other offices within the Company. During 1995, the Company substantially completed its plans and programs. During 1996 and 1995, the Company charged $2.9 million and $2.2 million, respectively, of cash expenditures and write-offs against these reserves.

BACKLOG

The following table summarizes the Company's total backlog at September 30, 1996, 1995, and 1994 (in millions):

                                  1996       1995       1994
                                --------   --------   --------
      Engineering services      $  845.3   $  828.4   $  793.1
      Total                      2,750.2    2,625.0    2,500.0
                                --------   --------   --------

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

Total backlog at September 30, 1996 included approximately $1.0 billion of contracts for work to be performed either directly or indirectly for agencies of the federal government. This compares to approximately $1.1 billion at both September 30, 1995 and 1994. Most of these contracts extend beyond one year.
In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

Net of work-off, the Company's backlog increased $125.0 million from 1994 to 1995, and it increased by $125.2 million from 1995 to 1996. Most of the 1995 increase was attributable to new project awards in the semiconductor and pulp and paper areas of the Company's business. Most of the 1996 increase was due to new awards in the refining and chemicals areas of the Company's business, combined with scope expansions on a project in the semiconductor industry.

Of total backlog at September 30, 1996, the Company estimates that approximately one-half will be realized as revenues within the next year.

In accordance with industry practice, substantially all of the Company's contracts may be terminated by the client. However, the Company has not experienced cancellations which have had a material effect on the reported backlog amounts. In the situation where a client terminates a contract, the Company would ordinarily be entitled to receive payment for work performed up to the date of termination and, in certain instances, may be entitled to allowable termination and cancellation costs. Additionally, the Company's backlog at any given time is subject to changes in the scope of services to be provided as well as increases or decreases in costs relating to the contracts included therein.

EFFECTS OF INFLATION

The effects of inflation on the Company's financial condition and results of operations have decreased in recent years due primarily to the Company receiving an increasing amount of its revenues under cost-reimbursable type contracts.

To the extent permitted by competition, the Company continues to mitigate its exposure to the effects of inflation by, among other things, emphasizing contracts which are either cost-reimbursable or negotiated fixed-price.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents increased $23.7 million during 1996. This compares to a net decrease of $6.5 million during 1995, and a net increase of $25.1 million during 1994. The current year increase was due primarily to cash provided by operations ($54.3 million) and financing activities ($9.6 million), offset in part by cash used in investing activities ($40.0 million).

Operations provided $54.3 million of cash and cash equivalents in 1996. This compares to net contributions of cash of $32.0 million in 1995 and $41.3 million in 1994. The $22.3 million increase in cash provided by operations from 1995 to 1996 occurred primarily as a result of higher net income ($8.1 million) and depreciation and amortization expense ($3.1 million), combined with the positive impact of the timing of cash receipts and payments relating to receivables and prepaid expenses, and trade payables and liabilities ($9.6 million).

The Company's investing activities used $40.0 million of cash and cash equivalents in 1996. This compares to net uses of cash of $45.0 million in 1995 and $51.1 million in 1994. The $5.0 million decrease from 1995 to 1996 was due primarily to the $4.7 million payment the Company made in 1995 to complete the acquisition of Sirrine and CRSS Constructors; there was no similar payment made in 1996. Additions to property and equipment decreased $18.3 million from 1995 to 1996. Included in last year's additions was the purchase of real property in Dublin, Ireland, which included the Company's office building. The total purchase price was approximately $18.4 million, and was financed entirely with an Irish Punt mortgage loan. Additions to investments increased $18.7 million from 1995 to 1996. Included in the 1996 figure is the purchase of a 49 percent interest in the engineering and construction operations of the Serete Group (headquartered in France). The purchase price totalled $19.0 million, and was financed entirely with French Franc-denominated bank debt. The purchase agreement provides for the Company to increase its ownership interest if the Serete Group achieves certain operating goals over the two years following the initial investment.

The Company's financing activities provided $9.6 million of cash and cash equivalents in 1996. This compares to a net contribution to cash of $6.6 million in 1995 and $34.4 million in 1994. The increase in cash provided from financing activities from 1995 to 1996 was due primarily to higher cash flows from the issuance of stock to employees ($1.7 million), increased bank borrowings, net of repayments ($3.1 million), and other, miscellaneous cash flows ($1.8 million). Offsetting these amounts in part was cash used to repurchase the Company's common stock ($3.6 million in 1996). In July 1996, the Company announced a stock buy-back program of up to 1.0 million shares. During the remainder of 1996, the Company purchased 160,000 shares of stock in the open market, most of which were used to fund the share requirements under the Company's 1989 Employee Stock Purchase Plan.

The Company believes it has adequate capital resources available to fund operations in 1997 and beyond. The Company's consolidated working capital position totalled $155.6 million at September 30, 1996; this was $42.2 million more than the comparable 1995 amount. At September 30, 1996, the Company had a total of $51.7 million available under all of its short-term bank credit facilities, against which $0.7 million was outstanding in the form of direct borrowings (relating entirely to the Company's U.K. subsidiary) and $1.5 million was utilized in support of outstanding letters of credit.

EFFECT OF RECENTLY-ISSUED ACCOUNTING STANDARDS

In October 1995, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 123 - Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123 allows companies either to continue to account for stock option awards using existing standards, or they may adopt a new, fair value based method of accounting as prescribed in SFAS No. 123. The Company does not intend to change its method of accounting for stock issued to employees. The pro forma disclosure requirements of SFAS No. 123 will be effective for the Company beginning next year.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1996 AND 1995
(In thousands, except share information)


                                                    1996       1995
                                                  --------   --------
ASSETS
  Current Assets:
    Cash and cash equivalents                     $ 62,865   $ 39,118
    Marketable securities                            2,764      2,806
    Receivables                                    276,668    292,108
    Deferred income taxes                           37,564     31,980
    Prepaid expenses and other                       3,783      2,602
                                                  --------   --------
     Total current assets                          383,644    368,614
                                                  --------   --------
  Property, Equipment and Improvements, Net         79,009     80,115
                                                  --------   --------
  Other Noncurrent Assets:
    Goodwill, net                                   40,481     41,882
    Other                                           69,371     43,336
                                                  --------   --------
     Total other noncurrent assets                 109,852     85,218
                                                  --------   --------
                                                  $572,505   $533,947
                                                  ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
    Notes payable                                 $    694   $ 16,632
    Accounts payable                                60,799     63,767
    Accrued liabilities                            110,061    109,168
    Customers' advances in excess of
     related revenues                               47,052     54,496
    Income taxes payable                             9,469     11,212
                                                  --------   --------
     Total current liabilities                     228,075    255,275
                                                  --------   --------
  Long-term Debt                                    36,300     17,799
                                                  --------   --------
  Deferred Gains on Real Estate Transactions         1,025      1,845
                                                  --------   --------
  Other Deferred Liabilities                        23,718     20,267
                                                  --------   --------
  Commitments and Contingencies
  Stockholders' Equity:
    Capital stock:
     Preferred stock, $1 par value,
       authorized - 1,000,000 shares,
       issued and outstanding - none                     -          -
     Common stock, $1 par value,
       authorized - 60,000,000 shares,
       issued and outstanding - 25,745,329
       and 25,495,711 shares, respectively          25,745     25,496
    Additional paid-in capital                      49,191     43,957
    Retained earnings                              207,639    168,203
    Other                                            1,039      1,105
                                                  --------   --------
                                                   283,614    238,761

    Less, cost of common stock held
     in treasury (10,000 shares in 1996,
     none in 1995)                                     227          -
                                                  --------   --------
       Total stockholders' equity                  283,387    238,761
                                                  --------   --------
                                                  $572,505   $533,947
                                                  ========   ========

See the accompanying notes.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994
(In thousands, except per-share information)

                                              1996          1995          1994
                                           ----------    ----------    ----------
Revenues                                   $1,798,970    $1,723,057    $1,165,754
                                           ----------    ----------    ----------

Costs and Expenses:
  Direct costs of contracts                 1,590,906     1,533,832     1,024,361
  Selling, general and administrative
   expenses                                   143,456       136,562       109,574
  Interest income, net                         (1,444)         (359)         (276)
  Other (income) expense, net                    (769)         (359)          718
                                           ----------    ----------    ----------
                                            1,732,149     1,669,676     1,134,377
                                           ----------    ----------    ----------

   Income before taxes                         66,821        53,381        31,377
                                           ----------    ----------    ----------
Income Tax Expense                             26,461        21,139        12,610
                                           ----------    ----------    ----------
Net Income                                 $   40,360    $   32,242    $   18,767
                                           ==========    ==========    ==========

Net Income Per Share                            $1.56         $1.27         $0.75
                                           ==========    ==========    ==========

See the accompanying notes.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994
(In thousands)



                                                Additional                           Treasury
                                      Common      Paid-in     Retained                 Stock
                                      Stock       Capital     Earnings     Other     (at cost)
                                     -------    ----------    --------    -------    --------
Balances, September 30, 1993         $24,757       $30,436    $118,555    $    48     $     -
  Net foreign currency
   translation adjustment                  -             -           -      1,302           -
  Net unrealized gains on
   marketable securities                   -             -           -        531           -
  Repurchases of common
   stock                                 (59)         (265)     (1,116)         -           -
  Exercises of stock options,
   including the related
   income tax benefits                   397         7,080           -          -           -
  Net income                               -             -      18,767          -           -
                                     -------       -------    --------    -------     -------
Balances, September 30, 1994          25,095        37,251     136,206      1,881           -
  Net foreign currency
   translation adjustment                  -             -           -        293           -
  Net unrealized gains on
   marketable securities                   -             -           -        213           -
  Repurchases of common
   stock                                 (52)         (900)       (245)         -           -
  Exercises of stock options,
   including the related
   income tax benefits                   392         6,317           -          -           -
  Issuance of restricted stock,
   net of amortization                    61         1,289           -     (1,282)          -
  Net income                               -             -      32,242          -           -
                                     -------       -------    --------    -------     -------
Balances, September 30, 1995          25,496        43,957     168,203      1,105           -
  Net foreign currency
   translation adjustment                  -             -           -          8           -
  Net unrealized losses on
   marketable securities                   -             -           -       (123)          -
  Repurchases of common
   stock                                 (13)          (23)       (716)         -      (3,590)
  Exercises of stock options,
   including the related
   income tax benefits                   253         5,028        (208)         -       3,363
  Issuance of restricted stock,
   net of amortization                     9           229           -         49           -
  Net income                               -             -      40,360          -           -
                                     -------       -------    --------    -------     -------
Balances, September 30, 1996         $25,745       $49,191    $207,639    $ 1,039     $  (227)
                                     =======       =======    ========    =======     =======

See the accompanying notes.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994
(In thousands)

                                                                1996        1995        1994
                                                            --------    --------    --------
Cash Flows from Operating Activities:
  Net income                                                $ 40,360    $ 32,242    $ 18,767
  Adjustments to reconcile net income to net
  cash flows from operations:
   Depreciation and amortization                              18,118      15,013      11,973
   Amortization of deferred gains                               (820)       (820)       (966)
   (Gains) losses on disposals of property,
     equipment and other assets                                 (259)         22      (1,058)
   Changes in assets and liabilities,
     excluding the effects of
     businesses acquired:
      Receivables                                             15,255      (7,402)    (17,506)
      Prepaid expenses and other                              (1,182)        737         510
      Accounts payable                                        (2,911)    (24,146)        941
      Accrued liabilities                                     (1,588)     11,791         505
      Customers' advances                                     (7,420)      7,082      14,862
      Income taxes payable                                    (1,743)      2,725      (2,427)
   Deferred income taxes                                      (3,818)     (5,313)     (5,474)
   Special charge not requiring cash                               -           -      21,140
   Other                                                         287          68           -
                                                            --------    --------    --------
  Net cash provided                                           54,279      31,999      41,267
                                                            --------    --------    --------
Cash Flows from Investing Activities:
  Additions to property and equipment                        (16,694)    (34,971)    (24,271)
  Disposals of property and equipment                            745         784         417
  Increase in other assets, net                               (2,689)     (3,228)     (6,400)
  Additions to investments                                   (21,705)     (3,001)     (5,150)
  Proceeds from sales of investments                             301           -         642
  Purchases of marketable securities                               -           -        (873)
  Proceeds from sales of marketable
   securities                                                      -          91      18,040
  Acquisitions of businesses                                       -      (4,683)    (33,513)
                                                            --------    --------    --------
  Net cash used                                              (40,042)    (45,008)    (51,108)
                                                            --------    --------    --------
Cash Flows from Financing Activities:
  Exercises of stock options, including
   the related income tax benefits                             8,258       6,521       6,824
  Purchases of treasury stock                                 (3,590)          -           -
  Increases to long-term debt                                 18,881      17,799      25,000
  Payments on long-term debt                                       -     (25,000)          -
  Increase (decrease) in short-term
   borrowings                                                (15,739)      7,242       2,608
  Other, net                                                   1,768           -           -
                                                            --------    --------    --------
  Net cash provided                                            9,578       6,562      34,432
                                                            --------    --------    --------
Effect of Exchange Rate Changes                                  (68)        (46)        505
                                                            --------    --------    --------
Increase (Decrease) in Cash and Cash
  Equivalents                                                 23,747      (6,493)     25,096
Cash and Cash Equivalents at Beginning
  of Period                                                   39,118      45,611      20,515
                                                            --------    --------    --------
Cash and Cash Equivalents at End of Period                  $ 62,865    $ 39,118    $ 45,611
                                                            ========    ========    ========

See the accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   ACCOUNTING POLICIES

          Basis of Presentation
          ---------------------

       The consolidated financial statements include the accounts of Jacobs Engineering Group Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

          Description of the Business
          ---------------------------

       The Company's principal business is that of providing professional engineering, construction and construction management, and maintenance services to its industrial, commercial and government clients. The Company provides its services from offices located throughout the United States, the United Kingdom and Ireland, as well as through affiliated entities (investees which the Company accounts for using the equity method) located throughout Europe and India. The Company provides its services under cost-reimbursable, cost-reimbursable with a guaranteed maximum, and fixed-price contracts. The percentage of revenues realized from each of these types of contracts in each of the years ended September 30, 1996, 1995, and 1994 was as follows:


                            1996    1995    1994
                            -----   -----   -----
    Cost-reimbursable         82%     88%     83%
    Guaranteed maximum         2       1       8
    Fixed-price               16      11       9
                            ----    ----    ----

       For the years ended September 30, 1996, 1995, and 1994, agencies of the U.S. federal government accounted for 8.7 percent, 11.4 percent and 15.4 percent, respectively, of total revenues. Within the private sector, no single client accounted for 10 percent or more of total revenues in 1996. One client accounted for 13.1 percent and 11.6 percent of total revenues in 1995 and 1994, respectively.

          Revenue Accounting for Contracts
          --------------------------------

       In general, the Company recognizes revenues at the time services are performed. On cost-reimbursable contracts, revenue is recognized as costs are incurred, and includes applicable fees earned through the date services are provided. On fixed-price contracts, revenues are recorded using the percentage-of-completion method of accounting by relating contract costs incurred to date to total estimated contract costs at completion. Contract costs include both direct and indirect costs. Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion.

     Some of the Company's contracts with the U.S. federal government, as well as certain contracts with commercial clients, provide that contract costs (including indirect costs) are subject to audit and adjustment. For all such contracts, revenues have been recorded based upon those amounts expected to be realized upon final settlement.

     As is common in the industry, the Company executes certain contracts jointly with third parties through partnerships and joint ventures. For certain of these contracts, the Company recognizes its proportionate share of venture revenues, costs and operating income in its consolidated statements of income.

     When the Company is responsible for the procurement of materials, equipment, or subcontracts, it includes such amounts in both revenues and costs. The approximate amount of such costs included in revenues for each of the years ended September 30, 1996, 1995, and 1994 was $1,019,499,500, $1,001,277,400 and
$629,001,500, respectively.

          Foreign Operations
          ------------------

       Revenues from the Company's U.K. and Irish operations totalled $176,426,600, $92,514,400 and $64,790,400 for the years ended September 30,
1996, 1995, and 1994, respectively, and were earned from unaffiliated clients located primarily in Europe.

     Operating profit (defined as total revenues, less direct costs of contracts, and selling, general and administrative expenses) for the U.K. and Irish operations was approximately $6,494,400, $1,053,300 and $617,900 for 1996, 1995, and 1994, respectively. Identifiable assets of the U.K. and Irish operations totalled $83,916,600 and $74,265,300 at September 30, 1996 and 1995, respectively.

          Cash Equivalents
          ----------------

       The Company considers all highly liquid investments with original maturities of less than three months as cash equivalents. Cash equivalents at September 30, 1996 and 1995 consisted primarily of time certificates of deposit.

          Marketable Securities and Investments
          -------------------------------------

       The Company's investments in equity and debt securities have been classified as either trading securities (shown as "Marketable securities" in the accompanying consolidated balance sheets), held-to-maturity securities or available-for-sale securities (the latter two are included as long-term investments in "Other noncurrent assets" in the accompanying consolidated balance sheets). Management determines the appropriate classification of all its investments at the time of purchase and reviews such designations at each balance sheet date.

     Trading securities are stated at fair value with unrealized gains or losses included in "Other income, net" in the accompanying consolidated statements of income. Held-to-maturity securities are carried at cost, or amortized cost if a premium was paid or a discount received at the time of purchase. Marketable equity securities not held for trading and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains or losses, net of taxes, reported in the "Other" component of stockholders' equity. The amount of unrealized gains, net of taxes, recorded at September 30, 1996 and 1995 totalled $621,600 and $744,000, respectively.

     The following table summarizes certain information regarding the Company's available-for-sale equity securities at September 30, 1996 and 1995, and for each of the years then ended (in thousands):

                                               1996     1995
                                              ------   ------
     Total cost (specific identification
      method)                                 $  368   $  414
     Gross unrealized gains                    1,351    1,241
     Estimated fair value                      1,719    1,655
     Gross realized gains                        156        -
     Gross proceeds from sales                   201        -
                                              ------   ------

          Receivables and Customers' Advances
          -----------------------------------

       Included in receivables at September 30, 1996 and 1995 were unbilled amounts of $50,770,100 and $52,790,600, respectively. Unbilled receivables represent amounts earned under contracts in progress, but not yet billable under the terms of those contracts. These amounts become billable according to the contract terms which usually consider the passage of time, achievement of certain milestones or completion of the project. Included in unbilled receivables at September 30, 1996 and 1995 were contract retentions totaling $12,616,000 and $14,710,100, respectively. Substantially all unbilled receivables are billed and collected in the subsequent fiscal year.

     Customers' advances in excess of related revenues represent cash collected from clients on contracts in advance of revenues earned thereon, as well as billings to clients in excess of costs and earnings on uncompleted contracts. Substantially all such amounts are earned in the subsequent fiscal year.

          Property, Equipment and Improvements
          ------------------------------------

       Property, equipment and improvements are stated at cost and consisted of the following at September 30, 1996 and 1995 (in thousands):

                                               1996       1995
                                             --------   --------
      Land                                   $ 10,028   $ 10,529
      Buildings                                38,762     38,976
      Equipment                               100,874     87,186
      Leasehold improvements                   12,812     12,319
                                             --------   --------
                                              162,476    149,010
        Less - accumulated depreciation
           and amortization                    83,467     68,895
                                             --------   --------
                                             $ 79,009   $ 80,115
                                             ========   ========

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

          Other Noncurrent Assets
          -----------------------

     Goodwill represents the costs in excess of the fair values of the net assets of acquired companies and is amortized against earnings using the straight-line method over periods not exceeding 40 years. Goodwill is shown in the accompanying consolidated balance sheets net of accumulated amortization of $4,997,700 and $4,153,800 at September 30, 1996 and 1995, respectively.

     Other noncurrent assets consisted of the following at September 30, 1996 and 1995 (in thousands):

                                         1996      1995
                                        -------   -------
      Prepaid pension costs             $11,201   $11,503
      Cash surrender value of life
        insurance policies               20,758    16,498
      Investments                        35,000    11,517
      Miscellaneous                       2,412     3,818
                                        -------   -------
                                        $69,371   $43,336
                                        =======   =======

     During 1996, the Company purchased a 49 percent interest in the engineering and construction operations of the Serete Group (which is headquartered in France). The purchase price was approximately $19,000,000. The purchase agreement provides for the Company to increase its ownership interest if the Serete Group achieves certain operating goals over the two years following the initial investment. The Company accounts for its investment in the Serete Group using the equity method.

          Deferred Gains on Real Estate Transactions
          ------------------------------------------

       In 1983, the Company entered into a real estate transaction which resulted in a gain totaling $12,299,800. Since the transaction involved a long-term lease agreement, the gain was deferred and is being amortized ratably into income over the lease term (which ends December 31, 1997).

          Net Income Per Share
          --------------------

       For the years ended September 30, 1996, 1995, and 1994, net income per share has been computed based on the weighted average number of shares of common stock and, if dilutive, common stock equivalents outstanding as follows (in thousands):


                                  1996     1995     1994
                                 ------   ------   ------
   Average number of
    shares of common
    stock outstanding            25,613   25,208   24,916
   Average number of
    common stock
    equivalents outstanding         308      176      257
                                 ------   ------   ------
                                 25,921   25,384   25,173
                                 ======   ======   ======

          Business Combination
          --------------------

       Effective July 31, 1994, the Company acquired the engineering and construction management services businesses of CRSS Inc. in a transaction accounted for as a purchase. The cash purchase price was $38,196,200 (of which, $4,683,200 was paid in fiscal 1995). The funds used to acquire the businesses were provided by operations and long-term debt. The purchase price was allocated to the assets and liabilities acquired based on their estimated fair values, and the Company's consolidated results of operations include the results of the acquired businesses since the date of acquisition.

          Concentrations of Credit Risk / Use of Estimates
          ------------------------------------------------

       The Company's cash balances and short-term investments are maintained in accounts held by major banks and financial institutions in the U.S. and Europe. Also, as is customary in the industry, the Company grants uncollateralized credit to its clients, which include the federal government and large, multi-national corporations operating in a broad range of industries. In order to mitigate its credit risk, the Company continually evaluates the credit worthiness of its major commercial clients.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that necessarily affect certain amounts reported in its consolidated financial statements. The more significant estimates affecting amounts reported in the consolidated financial statements relate to revenues under long-term construction contracts and self-insurance accruals. Actual results could differ from those estimates.

2.   NOTES PAYABLE TO BANKS AND LONG-TERM DEBT

     Short-term Credit Arrangements
     ------------------------------

     At September 30, 1996, the Company had $51,660,000 available through multiple bank lines of credit, under which the Company may borrow on an overdraft or short-term basis. Interest under these lines is determined at the time of borrowing based on the banks' prime or base rates, rates paid on certificates of deposit, the banks' actual costs of funds or other variable rates. The agreements require payment of a fee of 0.25 percent of the average unused portion of the facilities, as well as require the Company to maintain certain minimum levels of working capital and net worth. Two of the agreements limits borrowings by the amount of letters of credit outstanding under the facility. Borrowings under the lines are unsecured and the lines generally extend through March 1997.

     Other information regarding the lines of credit for the years ended September 30, 1996, 1995, and 1994 was as follows (dollars in thousands):

                                                    1996       1995       1994
                                                  --------   --------   --------
     Amount outstanding at
      year end                                    $   694    $16,587    $ 9,152
     Weighted average interest
      rate at year end                               7.00%      7.63%      6.18%
     Weighted average borrowings
      outstanding during the
      year                                        $12,270    $12,328    $ 9,685
     Weighted average interest
      rate during the year                           7.10%      7.11%      5.45%
     Maximum amount outstanding
      during the year                             $17,406    $28,203    $24,763
                                                  -------    -------    -------

     Long-term Debt and Credit Arrangements
     ---------------------------------------
     Long-term debt consisted of the following at September 30, 1996 and 1995 (in thousands):

                                                    1996       1995
                                                   -------    -------
      Mortgage loan, due May 2000                  $17,640    $17,799
      Borrowings under the Company's
       unsecured, $45,000 revolving
       credit agreement                             18,660          -
                                                   -------    -------
                                                   $36,300    $17,799
                                                   =======    =======

     The mortgage loan was incurred in connection with the purchase of the Company's real property located in Dublin, Ireland, and is secured by the property. The loan bears interest at variable rates for selected periods from one to twelve months based on the Dublin Interbank Offered Rate, and is payable at the end of each selected period. The interest rate in effect at September 30, 1996 was 6.27 percent.

     Borrowings under the revolving credit agreement bear interest at either fixed rates offered by the banks at the time of borrowing, or at variable rates based on the agent bank's base rate, LIBOR or the latest federal funds rate.
The agreement requires the Company to maintain a minimum tangible net worth of at least $160,000,000 plus 50 percent of consolidated net income after October 1, 1994, a minimum coverage ratio of certain defined fixed charges and a minimum ratio of debt to tangible net worth. The agreement also restricts the payment of cash dividends and requires the Company to pay a facility fee of 0.15 percent of the total amount of the commitment. The agreement extends through December 1997.

     Interest expense for the years ended September 30, 1996, 1995, and 1994 was $2,777,400, $2,216,000 and $792,000, respectively, and has been included with interest income in the accompanying consolidated statements of income. Interest payments made during each of these years totalled $2,552,300, $2,044,500 and $595,400, respectively.


3.   STOCK PLANS

     The Company's 1989 Employee Stock Purchase Plan (the "1989 ESPP") provides for the granting of options to participating employees to purchase shares of the Company's common stock. The participants' purchase price is the lower of 90 percent of the common stock's closing market price on either the first or last day of the option period (as defined). A summary of shares issued through the 1989 ESPP for the years ended September 30, 1996, 1995, and 1994 follows:

                                     1996          1995          1994
                                  -----------   -----------   -----------
    Aggregate purchase price       $6,310,960    $5,604,570    $4,837,480
    Shares purchased                  290,430       314,300       222,210
                                   ----------    ----------    ----------

     At September 30, 1996, there were 1,320,612 shares reserved for issuance under the 1989 ESPP.

     The Company has an incentive stock plan (the "1981 Plan") which provides for the issuance of shares of common stock to employees and outside directors. Under the 1981 Plan, the Company may grant four types of incentive awards: incentive stock options, nonqualified stock options, stock appreciation rights, and restricted stock. At September 30, 1996, there were 2,271,673 shares of common stock reserved for issuance under the 1981 Plan, and there were 484,350 shares available for future awards at that date (839,300 shares were available at September 30, 1995).

     The Company issued 9,000 and 61,000 shares of restricted stock under the 1981 Plan during 1996 and 1995, respectively. Upon issuance of restricted stock, unearned compensation equivalent to the market value of the stock issued (determined on the date of grant) is charged to stockholders' equity and subsequently amortized against income over the periods during which the restrictions lapse ($353,200 and $67,500 of compensation expense was recognized in 1996 and 1995, respectively). The restrictions generally relate to the recipient's ability to sell or otherwise transfer the stock. There are also restrictions that subject the stock to forfeiture back to the Company until earned by the recipient through continued employment. The restrictions lapse over five years.

     Stock option activity and other related information for the 1981 Plan for the years ended September 30, 1996, 1995, and 1994 follows:

                                       1996          1995          1994
                                    -----------   -----------   -----------
    Options outstanding at
     beginning of year               1,576,059     1,412,959     1,237,000
    Options granted                    406,000       324,000       438,000
    Options exercised                 (134,686)      (77,400)     (174,941)
    Options expired                    (60,050)      (83,500)      (87,100)
                                    ----------    ----------    ----------
    Options outstanding at
     end of year                     1,787,323     1,576,059     1,412,959
                                    ==========    ==========    ==========

    Average price of options
     exercised                          $10.96        $10.27        $ 9.30
    Range of prices of options
     outstanding                        $ 5.31 -      $ 4.25 -      $ 4.25 -
                                        $28.56        $28.20        $28.20
    Average price of options
     outstanding                        $21.68        $19.80        $19.63
    Options exercisable                781,653       637,229       413,919
                                    ----------    ----------    ----------

     Options outstanding at September 30, 1996 consisted entirely of nonqualified stock options. The 1981 Plan allows participants to satisfy the exercise price on exercises of stock options by tendering to the Company shares of the Company's common stock already owned by the participants. Shares so tendered are retired and canceled by the Company and are shown as repurchases of common stock in the accompanying consolidated statements of stockholders' equity.


4.   SAVINGS, DEFERRED COMPENSATION AND PENSION PLANS

          Savings Plans
          -------------

       The Company maintains employee savings plans (qualified 401(k) retirement plans) covering substantially all of the Company's domestic, nonunion employees. Company contributions to these plans totalled $8,000,100, $7,719,400 and $6,000,200 for the years ended September 30, 1996, 1995, and 1994, respectively.

          Deferred Compensation Plans
          ---------------------------

       The Company's Executive Security Plan ("ESP") and Executive Deferral Plans ("EDP") are nonqualified deferred compensation programs that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, upon retirement or death. Benefit payments under both plans are funded by a combination of contributions from participants and the Company, and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. Amounts charged to expense relating to these programs for the years ended September 30, 1996, 1995, and 1994 were $1,781,200, $1,601,000 and $5,568,000, respectively.
Included in other deferred liabilities in the accompanying consolidated balance sheets at September 30, 1996 and 1995 was $19,092,700 and $17,597,200,
respectively, relating to the ESP and EDP plans.

          Pension Plans
          -------------

       In the United States, the Company contributes to various trusteed pension plans covering hourly construction employees under industry-wide agreements. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded benefits, if any. Company contributions to these plans totalled $3,538,900, $5,044,400 and $2,631,900 for the years ended September 30, 1996, 1995, and 1994, respectively.

     The Company's U.K. subsidiary sponsors a contributory defined benefit pension plan covering substantially all permanent, full-time employees at least 21 years of age. Benefits are based on length of service and the employee's highest average salary for any three consecutive years in the plan, or, if higher, the employee's salary in the final year in the plan. The Company's funding policy is to fund the actuarially-determined accrued benefits, allowing for projected compensation increases using the projected unit method. The following table presents the funded status of the plan as of September 30, 1996 and 1995 (in thousands):

                                           1996      1995
                                         --------   -------
     Fair value of plan assets           $84,996    $77,330
                                         -------    -------
     Actuarial present value of
      benefit obligations (all
      vested)                             69,604     68,121
                                         -------    -------
     Accumulated benefit obligation       69,604     68,121
     Effect of projected
      compensation increases               2,368      2,081
                                         -------    -------
     Projected benefit obligation         71,972     70,202
                                         -------    -------
     Plan assets in excess of
      projected benefit obligation        13,024      7,128
     Unrecognized (gains) losses          (1,823)     4,375
                                         -------    -------
     Prepaid pension asset               $11,201    $11,503
                                         =======    =======

     The components of net periodic pension cost (benefit) for each of the years ended September 30, 1996, 1995, and 1994 were as follows (in thousands):

                                          1996        1995       1994
                                        ---------   --------   --------
     Service costs                      $  1,258    $ 1,283    $ 1,206
     Interest                              5,624      5,399      4,878
     Actual return on plan assets        (14,242)    (8,092)    (3,816)
     Net amortization and deferral         7,418      1,530     (2,347)
                                        --------    -------    -------
     Net pension cost (benefit)         $     58    $   120    $   (79)
                                        ========    =======    =======

     The significant actuarial assumptions used in determining the funded status of the plan were as follows: weighted average discount rate - 8 percent; weighted average rate of increase in compensation - 6 percent; and, weighted average rate of return on pension assets - 8.5 percent. At September 30, 1996, the majority of the plan's assets were invested in equity securities (primarily those of companies trading in the U.K.) and fixed income securities.

5.   PROVISION FOR INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes. Accordingly, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     For the years ended September 30, 1996, 1995, and 1994, the provisions for income taxes consisted of the following (in thousands):

                                     1996       1995       1994
                                   --------   --------   --------
     Taxes currently payable:
      Federal                      $22,927    $19,071    $13,196
      State                          5,316      4,026      2,912
      Foreign                        1,577      1,359        246
                                   -------    -------    -------
                                    29,820     24,456     16,354
                                   -------    -------    -------
     Taxes deferred:
      Federal                       (2,768)    (2,870)    (3,057)
      State                           (591)      (447)      (687)
                                   -------    -------    -------
                                    (3,359)    (3,317)    (3,744)
                                   -------    -------    -------
                                   $26,461    $21,139    $12,610
                                   =======    =======    =======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their related amounts used for income tax purposes. The significant components of the Company's deferred tax assets (liabilities) at September 30, 1996 and 1995 were as follows (in thousands):

                                              1996       1995
                                            --------   --------
     Assets:
      Liabilities relating to employee
       benefit plans                        $21,733    $17,711
      Self-insurance reserves                11,038      9,396
      Contract revenues and costs             5,559      4,044
      Accruals for office
       consolidations and other
       special charges                          914      2,102
      Deferred gains on real
       estate transactions                      293        657
                                            -------    -------
      Total deferred tax assets              39,537     33,910
                                            -------    -------
     Liabilities:
      Depreciation and amortization          (3,816)    (2,225)
      Unremitted foreign earnings            (1,102)    (1,102)
      State income and franchise taxes       (1,410)    (1,039)
      Other, net                               (271)      (233)
                                            -------    -------
      Total deferred tax liabilities         (6,599)    (4,599)
                                            -------    -------
     Net deferred tax asset                 $32,938    $29,311
                                            =======    =======

     The reconciliations of the tax provisions recorded for the years ended September 30, 1996, 1995, and 1994 to those based on the federal statutory rate were as follows (in thousands):

                                 1996       1995       1994
                               --------   --------   --------
     Statutory amount          $23,388    $18,683    $10,982
                               -------    -------    -------
     State taxes, net of
      the federal benefit        3,071      2,326      1,447
     Other, net                      2        130        181
                               -------    -------    -------
                               $26,461    $21,139    $12,610
                               =======    =======    =======
     Rate used to compute
     statutory amount            35.00%     35.00%     35.00%
                               =======    =======    =======

     For the years ended September 30, 1996, 1995, and 1994, the Company paid approximately $30,940,000, $22,153,000 and $20,351,000, respectively, in income taxes.

     For the years ended September 30, 1996, 1995, and 1994, consolidated income
(loss) before income taxes included $4,707,100, $380,200 and ($3,017,500), respectively, from foreign operations. U.S. income taxes, net of applicable credits, have been provided on the undistributed profits of foreign subsidiaries, except in those instances where such profits are expected to be permanently reinvested (the amount of such profits expected to be permanently reinvested totalled $9,094,000 at September 30, 1996). Should these earnings be repatriated, approximately $2,447,000 of income taxes would be payable.


6.   COMMITMENTS AND CONTINGENCIES

     The Company leases certain of its facilities and equipment under operating leases with net aggregate future lease payments of $77,486,900 at September 30, 1996 payable as follows (in thousands):

Year ending September 30,
            1997                                            $24,624
            1998                                             18,124
            1999                                             14,074
            2000                                             11,193
            2001                                              6,113
            Thereafter                                        8,728
                                                            -------
                                                             82,856
         Less - amounts representing
          sublease income                                     5,369
                                                            -------
                                                            $77,487
                                                            =======

     Rent expense for the years ended September 30, 1996, 1995, and 1994 was approximately $27,190,200, $24,601,700 and $22,235,500, respectively, and was offset by sublease income of approximately $2,313,500, $1,326,700 and $1,085,100, respectively.

     The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts.

     The Company has entered into an employment agreement expiring September 30, 2001 with the Chairman of its Board of Directors. The agreement provides for base payments of $432,000 per year to either the Chairman or, in the event of his death, his beneficiary. The agreement also provides that the Chairman may participate in any bonus plan sponsored by the Company, specifies certain promotional and other activities to be performed by the Chairman in the event he leaves employment with the Company and contains other provisions, including some intended to prevent the Chairman from entering into any form of competition with the Company.

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

     Letters of credit outstanding at September 30, 1996 totalled $33,714,500.

7.   COMMON AND PREFERRED STOCK

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

8.      OTHER FINANCIAL INFORMATION

     Accrued liabilities at September 30, 1996 and 1995 consisted of the following (in thousands):

                                    1996       1995
                                  --------   --------
       Accrued payroll and
         related liabilities      $ 60,772   $ 57,418
       Insurance liabilities        27,888     24,254
       Office consolidations
         and other special
         charge reserves             4,677     10,143
       Other                        16,724     17,353
                                  --------   --------
                                  $110,061   $109,168
                                  ========   ========

9.   QUARTERLY DATA - UNAUDITED

     Summarized quarterly financial information for the years ended September 30, 1996, 1995, and 1994 is presented below (in thousands, except per-share amounts):

                      First      Second     Third      Fourth       Fiscal
    1996             Quarter    Quarter    Quarter     Quarter       Year
    ----             --------   --------   --------   ---------   ----------
  Revenues           $471,121   $487,021   $436,820   $404,008    $1,798,970
  Income
    before
    taxes              15,811     16,358     17,185     17,467        66,821
  Net income            9,550      9,880     10,380     10,550        40,360
  Net income
    per share             .37        .38        .40        .41          1.56
  Stock price:
    High               25.375     29.375     28.375     27.375        29.375
    Low                21.500     24.750     25.625     19.625        19.625
                     --------   --------   --------   --------    ----------

    1995
    ----
  Revenues           $412,356   $396,746   $444,626   $469,329    $1,723,057
  Income
    before
    taxes              12,086     12,505     13,909     14,881        53,381
  Net income            7,300      7,552      8,402      8,988        32,242
  Net income
    per share             .29        .30        .33        .35          1.27
  Stock price:
    High               24.250     20.750     22.250     25.750        25.750
    Low                16.875     17.250     19.125     21.625        16.875
                     --------   --------   --------   --------    ----------

    1994
    ----
  Revenues           $260,610   $272,646   $263,768   $368,730    $1,165,754
  Income (loss)
    before
    taxes              12,339     12,172     12,045     (5,179)       31,377
  Net income
    (loss)              7,280      7,300      7,275     (3,088)       18,767
  Net income
    (loss) per
    share                 .29        .29        .29       (.12)          .75
  Stock price:
    High               26.625     26.875     24.500     24.750        26.875
    Low                22.000     23.250     18.000     19.875        18.000
                     --------   --------   --------   --------    ----------

     Beginning August 1, 1994, the Company's results of operations include the results of certain businesses acquired from CRSS Inc. - see Note 1 above. Net income for the fourth quarter of 1994 included special charges totaling $10,200,000, or $0.40 per share.

     The Company's common stock is listed on the New York Stock Exchange. At September 30, 1996, there were 1,965 shareholders of record.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS



The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.


                                                               Ernst & Young LLP


Los Angeles, California
October 30, 1996