Form 10-K, Exhibit 13
period 1998-09-30
JACOBS ENGINEERING GROUP INC /DE/
filed 1998-12-28
CIK 52988

                                                                      EXHIBIT 13


                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                      WITH REPORT OF INDEPENDENT AUDITORS

                              SEPTEMBER 30, 1998

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                              SELECTED HIGHLIGHTS
                      FOR FISCAL YEARS ENDED SEPTEMBER 30
             (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE INFORMATION)

                                                1998        1997        1996
                                             ----------  ----------  ----------
Revenues.................................... $2,101,145  $1,780,616  $1,798,970
Net income..................................     54,385      46,895      40,360
                                             ----------  ----------  ----------
Per-share information:
 Basic EPS.................................. $     2.12  $     1.82  $     1.58
 Diluted EPS................................       2.08        1.80        1.56
 Net book value.............................      14.23       12.48       10.93
 Closing year-end stock price...............      31.00      30.625       22.50
                                             ----------  ----------  ----------
Total assets................................ $  807,489  $  737,643  $  572,505
Stockholders' equity........................    371,405     324,308     283,387
Return on average equity....................      15.63%      15.43%      15.46%
Stockholders of record......................      1,352       1,592       1,965
                                             ----------  ----------  ----------
Backlog:
 Engineering services....................... $1,004,500  $  912,057  $  845,300
 Total......................................  3,329,500   3,050,000   2,750,200
                                             ----------  ----------  ----------
Permanent staff.............................     10,080       9,570       7,350
                                             ----------  ----------  ----------

  Effective October 1, 1997, the Company adopted SFAS No. 128 -- Earnings per Share. Earnings per share ("EPS") for prior years have been restated to conform to the provisions of SFAS No. 128.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                      FOR FISCAL YEARS ENDED SEPTEMBER 30
                 (IN THOUSANDS, EXCEPT PER-SHARE INFORMATION)

                             1998        1997        1996        1995        1994
                          ----------  ----------  ----------  ----------  ----------
Results of Operations:
 Revenues...............  $2,101,145  $1,780,616  $1,798,970  $1,723,057  $1,165,754
 Net income.............      54,385      46,895      40,360      32,242      18,767
                          ----------  ----------  ----------  ----------  ----------
Financial Position:
 Current ratio..........   1.54 to 1   1.56 to 1   1.68 to 1   1.44 to 1   1.41 to 1
 Working capital........  $  197,659  $  178,203  $  155,569  $  113,339  $  106,058
 Current assets.........     566,007     497,361     383,644     368,614     367,485
 Total assets...........     807,489     737,643     572,505     533,947     504,364
 Long-term debt.........      26,221      54,095      36,300      17,799      25,000
 Stockholders' equity...     371,405     324,308     283,387     238,761     200,433
 Return on average
  equity................       15.63%      15.43%      15.46%      14.68%      10.03%
 Backlog:
  Engineering services..  $1,004,500  $  912,057  $  845,300  $  828,400  $  793,060
  Total.................   3,329,500   3,050,000   2,750,200   2,625,000   2,500,000
                          ----------  ----------  ----------  ----------  ----------
Per-share Information:
 Basic EPS..............  $     2.12  $     1.82  $     1.58  $     1.28  $     0.75
 Diluted EPS............        2.08        1.80        1.56        1.27        0.75
 Stockholders' equity...       14.23       12.48       10.93        9.41        7.96
                          ----------  ----------  ----------  ----------  ----------
Average Number of Common
and Common Stock
Equivalents Outstanding
(Diluted)...............      26,096      25,989      25,921      25,384      25,173
                          ----------  ----------  ----------  ----------  ----------

  Effective October 1, 1997, the Company adopted SFAS No. 128 -- Earnings per Share. Earnings per share ("EPS") for prior years have been restated to conform to the provisions of SFAS No. 128.

  Net income for fiscal 1994 included special charges totaling $10,200, or $0.40 per share.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

  The following table sets forth total revenues from each of the industry groups and markets serviced by the Company for each year in the three year period ended September 30, 1998 (in thousands):

                                                  1998       1997       1996
                                               ---------- ---------- ----------
   Chemicals.................................. $  797,035 $  500,446 $  452,448
   Buildings and infrastructure...............    335,542    183,004    189,834
   Petroleum..................................    255,578    248,799    417,739
   Pharmaceuticals and biotechnology..........    211,650    140,545    147,840
   Pulp and paper.............................    191,594    154,135    170,553
   Federal programs...........................    169,472    201,644    145,275
   Semiconductor..............................    119,368    335,595    268,520
   Other......................................     20,906     16,448      6,761
                                               ---------- ---------- ----------
                                               $2,101,145 $1,780,616 $1,798,970
                                               ========== ========== ==========

  The following table sets forth total revenues from each of the types of services the Company provides its clients for each year in the three year period ended September 30, 1998 (in thousands):

                                                   1998       1997       1996
                                                ---------- ---------- ----------
   Engineering services........................ $  822,515 $  702,068 $  627,622
   Field services:
     Construction..............................  1,011,832    813,926    925,681
     Maintenance...............................    266,798    264,622    245,667
                                                ---------- ---------- ----------
                                                $2,101,145 $1,780,616 $1,798,970
                                                ========== ========== ==========

 1998 Compared to 1997

  Consolidated revenues in fiscal 1998 totalled $2.1 billion; this was $320.5 million, or 18.0 percent, more than fiscal 1997's total revenues. More than half of this increase was attributable to the Company's comparable U.S. and European operations (that is, those offices operating during the comparable periods of both 1998 and 1997). The balance of the increase was attributable to the effect of companies acquired in 1997, and in particular, to the Serete Group.

  Revenues in 1998 from engineering services were $120.4 million higher than the comparable 1997 amount. The Company considers the level of engineering services it provides an important indicator of its overall financial performance. Engineering services absorb a significant portion of the Company's general and administrative expenses. In addition, the Company believes that engineering services activity is a leading indicator of possible future opportunities to provide construction and construction management services. Engineering services revenues in 1998 from the Company's comparable U.S. and European operations were approximately 8 percent higher than the 1997 amount, with the balance of the increase attributable to businesses the Company acquired in 1997.

  Revenues from construction services increased $197.9 million, or 24.3 percent, from 1997 to 1998. This increase occurred in spite of the fact that the Company completed construction on a large semiconductor project late last year. Revenues in 1998 from maintenance services were substantially the same as the 1997 amount. Also contributing to the overall increase in field services revenues from 1997 to 1998 was a $96.2 million increase in subcontract and procurement activity (the costs of which are included in both revenues and costs).

  As a percent of revenues, direct costs of contracts was 87.1 percent in 1998, versus 86.9 percent in 1997. The percentage relationship between direct costs of contracts and revenues will fluctuate from year to year depending on a variety of factors, including the mix of business and services in the years being compared. In general, the increase in the direct costs of the Company's services as a percentage of revenues from 1997 to 1998 was due to a proportionally higher percentage of the Company's total business volume coming from field services relative to engineering services, off-set in part by an increase in the profit margin on the Company's field services activities in total.

  The Company's selling, general and administrative ("S,G & A") expenses totalled $184.0 million in 1998; this was $23.9 million, or 14.9 percent, more than the 1997 amount. The increase was attributable to the full-year effects of the businesses acquired during 1997. The 1998 operating S,G & A expenses of the Company's comparable U.S. and European operations were approximately $1.2 million lower than the corresponding 1997 amount.

  The Company's operating profit (defined as total revenues, less direct costs of contracts, and S,G & A expenses) totalled $86.5 million in 1998; this was $12.9 million higher than the comparable 1997 amount. In general, the improvement in operating profit was due to the overall increase in business volume in 1998 as compared to 1997, combined with better S,G & A expense control throughout much of the Company's comparable U.S. and European operations.

  Interest income, net totalled $2.7 million in 1998; this was $0.2 million less than the 1997 amount. The decrease in net interest income was due primarily to a reduction of rates earned on slightly higher levels of average cash invested during 1998 as compared to 1997, combined with a small increase in consolidated interest expense.

  Other expense, net totalled $0.4 million in 1998, as compared to other income, net of $0.9 million in 1997. Included in the 1998 amount was the approximate $8.8 million gain realized by the Company on the sale of its office building located in Dublin, Ireland (known as "Merrion House"). Merrion House was purchased in 1995, and the Company will continue to occupy a minor portion of the property under a lease agreement. Off-setting the Merrion House gain were reserves recorded in the fourth quarter of 1998 for certain settled and pending litigation.

 1997 Compared to 1996

  Consolidated revenues in 1997 totalled $1.8 billion, which was substantially the same as the 1996 amount. Revenues in 1997 from engineering services, however, increased by $74.4 million, or 11.9 percent, from 1996. The increase in engineering services activity was due in part to certain acquisitions the Company completed in 1997, and in part to internal growth.

  Revenues from construction services declined 12.1 percent from 1996 to 1997. This decline was attributable primarily to the completion of several large projects late in 1996 and early in 1997, which were not replaced by new construction projects. Revenues from maintenance services increased
7.7 percent from 1996 to 1997. This increase was due to a pick-up from 1996 in the level of turnaround activity, combined with new awards for maintenance services. Contributing to the decrease in overall field services revenues from 1996 to 1997 was an $83.0 million decline in subcontract and procurement activity.

  As a percent of revenues, direct costs of contracts was 86.9 percent in 1997, versus 88.4 percent in 1996. In general, the decrease in this percentage relationship from 1996 to 1997 was due to a proportionally higher percentage of the Company's total business volume coming from engineering services relative to field services.

  The Company's S,G & A expenses totalled $160.2 million in 1997; this was $16.7 million, or 11.6 percent, more than the 1996 amount. Of the increase, approximately $12.8 million was attributed to businesses acquired during 1997. The increase in S,G & A expenses corresponds to the increase in the Company's engineering services, and reflects its continuing efforts to control such costs throughout its operations.

  The Company's operating profit totalled $73.6 million in 1997; this was $9.0 million more than the 1996 amount. In general, the improvement was due to the increase in engineering services discussed above, combined with higher margin rates for all of the Company's services.

  Interest income, net totalled $3.0 million in 1997; this was $1.5 million more than the 1996 amount. The increase in net interest income was due primarily to higher levels of cash invested during 1997 as compared to 1996, combined with slightly better rates of interest earned on such investments.

BACKLOG

  The following table summarizes the Company's total backlog at September 30, 1998, 1997 and 1996 (in millions):

                                                        1998     1997     1996
                                                      -------- -------- --------
   Engineering services.............................. $1,004.5 $  912.1 $  845.3
   Total.............................................  3,329.5  3,050.0  2,750.2
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

  Total backlog at September 30, 1998 included approximately $800.0 million of contracts for work to be performed either directly or indirectly for agencies of the U.S. federal government. This compares to approximately $923.0 million and $1.0 billion of federal backlog at September 30, 1997 and 1996, respectively. Most of these contracts extend beyond one year. In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

  The Company's backlog increased $299.8 million from 1996 to 1997, and it increased by $279.5 million from 1997 to 1998. A significant portion of the 1997 increase was due to new awards in the petroleum and chemicals industries, combined with backlog acquired in conjunction with the acquisitions made by the Company in 1997. Most of the 1998 increase was due to new awards in the chemicals, refining and pharmaceuticals areas of the Company's business.

  Of total backlog at September 30, 1998, the Company estimates that approximately 50 percent will be realized as revenues within the next year.

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

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash and cash equivalents increased $45.3 million during 1998. This compares to a net decrease of $6.9 million during 1997, and a net increase of $23.7 million in 1996. The current year increase was due primarily to cash provided by operations ($90.5 million), offset in part by cash used in investing activities ($9.6 million) and financing activities ($35.4 million).

  Operations provided $90.5 million of cash and cash equivalents in 1998. This compares to net contributions of cash of $43.9 million in 1997, and $54.3 million in 1996. The $46.5 million increase in cash provided by operations in 1998 as compared to 1997 was due primarily to an increase in net income ($7.5 million) combined with the positive effects on cash of the timing of cash receipts and payments within the Company's working capital accounts (which resulted in a net increase to cash of $44.9 million, comparing 1998 activity to 1997). This favorable increase was off-set in part by higher gains on disposals of fixed assets in 1998 as compared to 1997 ($7.8 million).

  The Company's investing activities used $9.6 million of cash and cash equivalents in 1998. This compares to net uses of cash of $69.5 million in 1997 and $40.0 million in 1996. The $59.9 million decrease in cash used in investing activities in 1998 as compared to 1997 was due primarily to the increases in cash provided from sales of property and equipment ($26.5 million; most of which related to the sale of Merrion House) and marketable securities ($8.2 million). Also contributing to the decrease in cash used for investing activities in 1998 as compared to 1997 was the net decrease in other assets (consisting primarily of collections of certain notes receivable which resulted in an increase to cash of $25.4 million, comparing 1998 activity to
1997). Lastly, the Company used $20.0 million in 1997 for purchases of marketable securities; only $5.4 million was used for such purposes in 1998, which also contributed to the net reduction of cash used for investing activities in 1998 as compared to 1997 ($14.6 million).

  These positive changes in cash flows from investing activities were off-set in part by an increase in cash used for property and equipment additions ($18.3 million). Included in the 1998 additions to property and equipment were costs incurred and capitalized relating to the Company's new, leased headquarters facility in Pasadena, California. Also included were costs incurred in connection with the purchase of certain real property located in Charleston, South Carolina. This latter property is being developed into a new, modular design and manufacturing facility, which will enhance and expand the Company's existing modular construction capabilities. The total estimated cost of the project is approximately $19.0 million, and will be financed through working capital and the sale of the Company's existing modular construction facilities located in Orangeburg, South Carolina.

  The Company's financing activities used $35.4 million of cash and cash equivalents in 1998. This compares to a net contribution of cash of $20.3 million in 1997 and $9.6 million in 1996. The $55.7 million decrease from 1997 to 1998 in cash flows from financing activities was due primarily to cash used by the Company in 1998 to reduce its long-term debt, as compared to 1997 wherein the Company was a net borrower under this facility (creating a negative variance of $50.7 million). Also contributing to the decrease in cash flows from financing activities from 1997 to 1998 was an overall increase in purchases of treasury stock ($6.0 million). Off-setting these negative variances in part was a slight increase from 1997 to 1998 in cash flows from the exercise of stock options, and other miscellaneous financing items ($0.9 million).

  The Company believes it has adequate capital resources available to fund operations in 1999 and beyond. The Company's consolidated working capital position totalled $197.7 million at September 30, 1998; this was $19.5 million more than the comparable 1997 amount. At September 30, 1998, the Company had a total of $42.7 million available under all of its short-term bank credit facilities, against which $0.2 million was outstanding in the form of direct borrowings. The amounts outstanding at September 30, 1998 relate entirely to borrowings by the Company's Chilean subsidiary (in order to hedge against possible fluctuations in foreign currency exchange rates, the Company typically establishes lines of credit with banks providing for short-term borrowing capacity in local currencies). In addition to its short-term credit facilities, the Company also had $18.8 million of borrowing capacity available to it at September 30, 1998 under its long-term, revolving credit agreement.

  As discussed in Note 10 to the Consolidated Financial Statements, in December 1998, the Company signed an agreement and plan of merger with the Sverdrup Corporation ("Sverdrup"). The agreement is subject to the approval of the shareholders of Sverdrup, the expiration or termination of the Hart-Scott-Rodino Act waiting period, and other contingencies. As a result of the transactions contemplated in the merger agreement, Sverdrup will become, upon closing of the transaction (which is not expected to occur until early in the second quarter of fiscal 1999), a wholly-owned subsidiary of the Company. Total consideration to be paid by the Company at closing will be approximately $198.0 million. The Company intends to finance the merger price through a combination of bank borrowings (under a new, long-term revolving credit facility) and internal funds. The Company does not believe that the financing of this transaction or the possible ownership of Sverdrup will have a materially adverse affect on its liquidity during 1999.

YEAR 2000 READINESS

  The following discussion of the Year 2000 issue contains numerous "forward-looking statements". See "Forward-Looking Statements and Other Safe Harbor Applications", below, for a discussion of factors to be considered in reading forward-looking statements.

  This discussion of "Year 2000" (or "Y2k") relates to the possible inability of computers, hardware or software to perform properly because they are unable to interpret date information correctly after December 31, 1999, and includes all of the associated consequences of such failures on the Company's operations. If not corrected, such situations could result in computer-system failures or miscalculations causing disruptions in the Company's operations, including a temporary inability to process transactions, pay employees, vendors and subcontractors, send invoices or engage in similar, normal business activities.

The Year 2000 Task Force

  The Company began its assessment of its Year 2000 readiness during fiscal 1997. In that year the Company organized a Year 2000 task force comprised primarily of Company employees. The Company has identified four information technology ("IT") and non-IT areas for which Y2k compliance is critical to the normal and routine operations of the Company. These areas are: (1) internally-developed computer software; (2) commercial off-the-shelf software; (3) computer hardware and embedded processors; and (4) facilities-related applications and processes, such as telecommunications and equipment with embedded chips.

  Also included in the Company's Year 2000 compliance program are the hardware, software, and other applications issues relating to the Company's financial and accounting systems. In 1997 the Company embarked under a completely separate initiative (referred to as the "Global Financial Systems Project") to migrate most of its existing financial and accounting systems to a single accounting system, which eventually will be utilized by all of the Company's operations worldwide. The Global Financial Systems Project will make use of commercial off-the-shelf software with internally-developed program interfaces. Based on assurances from the third-party provider of the commercial off-the-shelf software, and discussions with the third-party consultants employed by the Company to assist in the system conversion, the Company believes its Global Financial Systems Project will be Y2k compliant by the year 2000.

The Year 2000 Program

  The Company's plan to address the Year 2000 problem involves the following phases: inventory, assessment, remediation, testing and implementation.

    The "inventory" phase describes the process of identifying all hardware and software components within each of the aforementioned areas of the Company's business which need to be made Y2k compliant, as well as defining the business impacts of failing to make such components Y2k compliant.

    The "assessment" phase requires that an evaluation be made of each affected system to determine what actions need to occur to make such systems Y2k compliant.

    The "remediation" phase involves the actual repair or replacement of those hardware and software components critical to each affected business process.

    After remediation, the "testing" phase will verify if the affected systems have been properly repaired. If during this phase it is determined that additional repairs are required, such repairs will be made, or alternative corrective actions taken.

    The purpose of the "implementation" phase will be to bring the repaired systems on-line and integrated with the rest of the Company's operations.

Third Party Compliance

  The Company is also evaluating the possible effects of the Year 2000 issue on its clients, suppliers, subcontractors and vendors. Although the possible effects of the Year 2000 issue on these parties are beyond the control of the Company, the Company has initiated a process to communicate with these parties to inform them of the Company's Year 2000 strategy and to determine their own Year 2000 strategy and progress.

Cost of the Year 2000 Program

  The Company estimates the total cost of its Year 2000 compliance program at approximately $5.8 million, consisting of both internal and external costs, and including a maximum of $2.0 million for new hardware and software (although a substantial portion of such new hardware and software would have been purchased by the Company through the regular and routine upgrading of systems). Such hardware and software will be capitalized and depreciated over the estimated useful lives of the related assets. All other expenditures will be charged to expense. As of September 30, 1998, the Company had spent approximately $0.4 million against its estimated budget.

Progress of the Year 2000 Program

  As of September 30, 1998, the Company was actively engaged in one or more compliance phases with respect to each of the four business areas described above. Although there can be no guarantee of complete readiness by the year 2000, the Company believes each of the business areas described above will be Y2k compliant by November 1999, or be substantially compliant by that time such that further remediation and testing, if any, will not be significant to its operations. However, as discussed above, the Company has not completed its Year 2000 compliance program. In the event the Company does not complete its program, or fails to properly identify and modify critical business applications, there may be an interruption to the Company's business that may have a materially adverse affect on its future financial condition and results of operations. In addition, year 2000-related disruptions in the economy in general may also have a materially adverse affect on its future financial condition and results of operations.

Risks

  The failure to identify and correct a Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. The Company does not expect such failures to have a materially adverse effect on its results of operations or financial condition. However, because of the general uncertainty about Year 2000 readiness throughout the world economy, which results in uncertainties regarding the readiness of the Company's vendors, contractors and clients, the Company is currently unable to determine whether Year 2000 problems may have a materially adverse effect on its results of operations or financial condition. As the Company's Year 2000 compliance program progresses, the level of uncertainty about this matter is being reduced, especially as to uncertainties about the Company's own degree of Year 2000 compliance and the compliance of its suppliers, contractors and clients.

Worst Case Scenario

  It is not presently possible to describe a reasonably likely "worst case Year 2000 scenario" without making numerous assumptions. The Company presently believes that a most likely worst case scenario would make it necessary for the Company to replace some suppliers or contractors, rearrange some work plans, or perhaps interrupt some office and field activities. Assuming this assessment is correct, the Company does not believe that such circumstances would have a materially adverse effect on its financial condition or results of operations, even if it is necessary to incur additional costs to correct unanticipated compliance failures.

Contingency Plans

  The Company currently has no contingency plans in place in the event it does not complete all phases of its Year 2000 compliance program by December 31, 1999. However, it expects to have completed enough of its compliance work by March 1999 that it will be able to identify those business areas for which contingency plans will be necessary, and it will develop the required contingency plans at that time. The Company continues to monitor carefully the progress of its Year 2000 program and its state of readiness on a regular basis. Any future contingency plan will be based on its best estimates of numerous factors, which, in turn will be derived by relying on numerous assumptions about future events. However, there can be no assurance that these assumptions or estimates will have been correctly made, or that the Company will have anticipated all relevant factors, or that there will not be a delay in or increased costs associated with the Company's Year 2000 program. Any delay in implementation of the Year 2000 program could affect the Company's Year 2000 readiness. Specific factors that might cause the actual outcome to differ from the projected outcome include, without limitation, the continued availability of personnel and consultants trained in the computer programming skills necessary for remediation of Year 2000 problems, the ability to locate and correct all relevant computer codes and embedded software, timely responses by third parties, including suppliers, contractors and clients, and the ability to implement interfaces between new systems and systems not being replaced.

  The foregoing discussion does not cover the degree of Year 2000 compliance achieved by Sverdrup Corporation. Additionally, this discussion regarding the Year 2000 issue is a "Year 2000 Readiness Disclosure" as that term is discussed in the Year 2000 Information and Readiness Disclosure Act of 1998.

EFFECTS OF RECENTLY-ISSUED ACCOUNTING STANDARDS

  In June 1997, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 130 -- Reporting Comprehensive Income, and it also adopted SFAS No. 131 -- Disclosures about Segments of an Enterprise and Related Information. In February 1998, the FASB adopted SFAS No. 132 -- Employers' Disclosures about Pensions and Other Postretirement Benefits. And in June 1998, the FASB adopted SFAS No. 133 --
 Accounting for Derivative Instruments and Hedging Activities.

  SFAS No. 130 will be effective for the Company beginning with the first quarter of fiscal 1999. This standard establishes guidelines for the reporting and display of "comprehensive income" and its components. Comprehensive income is defined to include all changes in the Company's equity from nonowner sources, and would include cumulative foreign currency translation adjustments and unrealized gains and losses on certain marketable securities, among other items.

  SFAS No. 131 will also be effective for the Company beginning with the first quarter of fiscal 1999. This standard supersedes SFAS No. 14, and establishes standards for the way public companies report information about their operating segments in both annual and interim financial statements. It also requires public companies to report descriptive information about the way their operating segments were determined, the products and services provided by their operating segments, and information about their major customers.

  SFAS No. 132 will be effective for the Company's 1999 year-end consolidated financial statements. This standard amends existing disclosure requirements regarding pension plans and other plans providing postretirement benefits, and specifically requires additional information on changes in benefit obligations and fair values of plan assets.

  SFAS No's. 130, 131 and 132 are all disclosure-oriented pronouncements. That is, they do not effect the way in which the Company will account for any item or transaction included in its consolidated financial statements. Rather, they require that certain information be presented differently, or additional information provided, or that the information presented be discussed by the Company. The Company does not believe that SFAS No. 133 applies to it.

FORWARD-LOOKING STATEMENTS AND OTHER SAFE HARBOR APPLICATIONS

  Statements included in this Management's Discussion and Analysis that are not based on historical facts are "forward-looking statements", as that term is discussed in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current estimates, expectations and projections about the issues discussed, the industries in which the Company operates and the services it provides. By their nature, such forward-looking statements involve risks and uncertainties. The Company cautions the reader that a variety of factors could cause business conditions and results to differ materially from what is contained in its forward-looking statements. These factors include, but are not necessarily limited to, the following: increase in competition by foreign and domestic competitors; availability of qualified engineers and other professional staff needed to execute contracts; the timing of new awards and the funding of such awards; the ability of the Company to meet performance or schedule guarantees; cost overruns on fixed, maximum or unit priced contracts; the outcome of pending and future litigation and governmental proceedings; the cyclical nature of the individual markets in which the Company's customers operate; the outcome or closing of any merger or acquisition transaction, including the nature and extent of any related financing, and the amount of any contingent consideration the Company may be required to make in the future in connection with any merger or acquisition transaction; and the Company's success in dealing with the Year 2000 issues discussed above under "Year 2000 Readiness". The preceding list is not all-inclusive, and the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this Management's Discussion and Analysis should also read the Company's most recent Annual Report on Form 10-K for a further description of the Company's business, legal proceedings and other information that describes factors that could cause actual results to differ from such forward-looking statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1998 AND 1997
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                              1998      1997
                                                            --------  --------
ASSETS
Current Assets:
 Cash and cash equivalents................................. $101,328  $ 55,992
 Marketable securities.....................................   16,482    21,130
 Receivables...............................................  394,841   373,228
 Deferred income taxes.....................................   45,419    40,352
 Prepaid expenses and other................................    7,937     6,659
                                                            --------  --------
  Total current assets.....................................  566,007   497,361
                                                            --------  --------
Property, Equipment and Improvements, Net..................  100,565    93,401
                                                            --------  --------
Other Noncurrent Assets:
 Goodwill, net.............................................   77,246    75,445
 Other.....................................................   63,671    71,436
                                                            --------  --------
  Total other noncurrent assets............................  140,917   146,881
                                                            --------  --------
                                                            $807,489  $737,643
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Notes payable............................................. $    217  $  1,443
 Accounts payable..........................................  101,846   109,098
 Accrued liabilities.......................................  161,552   123,207
 Customers' advances in excess of related revenues.........   85,049    77,149
 Income taxes payable......................................   19,684     8,261
                                                            --------  --------
  Total current liabilities................................  368,348   319,158
                                                            --------  --------
Long-term Debt.............................................   26,221    54,095
                                                            --------  --------
Other Deferred Liabilities.................................   35,170    34,620
                                                            --------  --------
Minority Interests.........................................    6,345     5,462
                                                            --------  --------
Commitments and Contingencies
Stockholders' Equity:
 Capital stock:
  Preferred stock, $1 par value, authorized -- 1,000,000
  shares, issued and outstanding -- none...................      --        --
  Common stock, $1 par value, authorized -- 60,000,000
  shares, issued --25,866,795 and 25,810,860 shares,
  respectively.............................................   25,867    25,811
  Additional paid-in capital...............................   55,698    52,186
 Retained earnings.........................................  300,296   249,791
 Other.....................................................   (2,856)   (2,744)
                                                            --------  --------
                                                             379,005   325,044
 Less, cost of common stock held in treasury (254,028
 shares in 1998, 25,000 shares in 1997)....................    7,600       736
                                                            --------  --------
  Total stockholders' equity...............................  371,405   324,308
                                                            --------  --------
                                                            $807,489  $737,643
                                                            ========  ========

                          See the accompanying notes.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                  (IN THOUSANDS, EXCEPT PER-SHARE INFORMATION)

                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues................................... $2,101,145  $1,780,616  $1,798,970
                                            ----------  ----------  ----------
Costs and Expenses:
 Direct costs of contracts.................  1,830,618   1,546,898   1,590,906
 Selling, general and administrative
  expenses.................................    184,043     160,157     143,456
 Interest income, net......................     (2,736)     (2,959)     (1,444)
 Other (income) expense, net...............        436        (929)       (769)
                                            ----------  ----------  ----------
                                             2,012,361   1,703,167   1,732,149
                                            ----------  ----------  ----------
   Income before taxes.....................     88,784      77,449      66,821
                                            ----------  ----------  ----------
Income Tax Expense.........................     34,399      30,554      26,461
                                            ----------  ----------  ----------
Net Income................................. $   54,385  $   46,895  $   40,360
                                            ==========  ==========  ==========
Net Income per Share:
 Basic..................................... $     2.12  $     1.82  $     1.58
 Diluted...................................       2.08        1.80        1.56
                                            ==========  ==========  ==========


                          See the accompanying notes.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                        ADDITIONAL                     STOCK
                               COMMON    PAID-IN   RETAINED           TREASURY
                                STOCK    CAPITAL   EARNINGS   OTHER   (AT COST)
                               -------  ---------- --------  -------  --------
Balances, September 30, 1995.. $25,496   $43,957   $168,203  $ 1,105  $    --
 Net foreign currency
 translation adjustment.......     --        --         --         8       --
 Net unrealized losses on
 marketable securities........     --        --         --      (123)      --
 Repurchases of common stock..     (13)      (23)      (716)     --     (3,590)
 Exercises of stock options,
 including the related income
 tax benefits.................     253     5,028       (208)     --      3,363
 Issuance of restricted stock,
 net of amortization..........       9       229        --        49       --
 Net income...................     --        --      40,360      --        --
                               -------   -------   --------  -------  --------
Balances, September 30, 1996..  25,745    49,191    207,639    1,039      (227)
 Net foreign currency
 translation adjustment.......     --        --         --    (3,444)      --
 Net unrealized losses on
 marketable securities........     --        --         --      (507)      --
 Repurchases of common stock..     (73)     (446)    (1,896)     --    (12,075)
 Exercises of stock options,
 including the related income
 tax benefits.................     133     3,285     (2,847)     --     11,566
 Issuance of restricted stock,
 net of amortization..........       6       156        --       168       --
 Net income...................     --        --      46,895      --        --
                               -------   -------   --------  -------  --------
Balances, September 30, 1997..  25,811    52,186    249,791   (2,744)     (736)
 Net foreign currency
 translation adjustment.......     --        --         --        (9)      --
 Net unrealized losses on
 marketable securities........     --        --         --      (113)      --
 Repurchases of common stock..     (59)     (353)    (1,608)     --    (18,046)
 Exercises of stock options,
 including the related income
 tax benefits.................     103     3,521     (2,272)     --     11,182
 Issuance of restricted stock,
 net of amortization..........      12       344        --        10       --
 Net income...................     --        --      54,385      --        --
                               -------   -------   --------  -------  --------
Balances, September 30, 1998.. $25,867   $55,698   $300,296  $(2,856) $ (7,600)
                               =======   =======   ========  =======  ========


                          See the accompanying notes.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996
                                 (IN THOUSANDS)

                                                     1998      1997      1996
                                                   --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income......................................  $ 54,385  $ 46,895  $ 40,360
 Adjustments to reconcile net income to net cash
 flows from operations:
  Depreciation and amortization..................    23,184    19,626    18,118
  Amortization of deferred gains.................      (205)     (820)     (820)
  Gains on disposals of property, equipment and
   other assets..................................    (8,577)     (742)     (259)
  Changes in assets and liabilities, excluding
  the effects of
  businesses acquired:
   Receivables...................................   (25,135)  (34,849)   15,255
   Prepaid expenses and other current assets.....     6,010      (416)   (1,182)
   Accounts payable..............................    10,076       783    (2,911)
   Accrued liabilities...........................    16,757    18,537    (1,588)
   Customers' advances...........................     7,384    (1,685)   (7,420)
   Income taxes payable..........................    11,280      (932)   (1,743)
  Deferred income taxes..........................    (5,067)   (2,784)   (3,818)
  Other, net.....................................       366       330       287
                                                   --------  --------  --------
 Net cash provided...............................    90,458    43,943    54,279
                                                   --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property and equipment.............   (46,335)  (28,025)  (16,694)
 Disposals of property and equipment.............    26,766       289       745
 (Increase) decrease in other assets, net........     8,620   (16,780)   (2,689)
 Purchases of marketable securities..............    (5,386)  (20,000)      --
 Proceeds from sales of marketable securities....    10,034     1,837       --
 Additions to investments........................    (3,319)   (4,491)  (21,705)
 Proceeds from sales of investments..............       --        936       301
 Acquisitions of businesses, net of cash
  acquired.......................................       --     (3,307)      --
                                                   --------  --------  --------
 Net cash used...................................    (9,620)  (69,541)  (40,042)
                                                   --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Exercises of stock options, including the
 related income tax benefits.....................    11,496    10,970     8,258
 Purchases of treasury stock.....................   (18,046)  (12,075)   (3,590)
 Increases to long-term debt.....................       --     21,415    18,881
 Payments on long-term debt......................   (29,264)      --        --
 Decrease in short-term borrowings, net..........    (1,257)      --    (15,739)
 Other, net......................................     1,639       --      1,768
                                                   --------  --------  --------
 Net cash provided (used)........................   (35,432)   20,310     9,578
                                                   --------  --------  --------
Effect of Exchange Rate Changes..................       (70)   (1,585)      (68)
                                                   --------  --------  --------
Increase (Decrease) in Cash and Cash Equivalents.    45,336    (6,873)   23,747
Cash and Cash Equivalents at Beginning of Period.    55,992    62,865    39,118
                                                   --------  --------  --------
Cash and Cash Equivalents at End of Period.......  $101,328  $ 55,992  $ 62,865
                                                   ========  ========  ========

                          See the accompanying notes.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

 Basis of Presentation

  The consolidated financial statements include the accounts of Jacobs Engineering Group Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. Certain balances in the accompanying 1997 consolidated balance sheet have been reclassified to conform to the 1998 presentation.

 Description of the Business

  The Company's principal business is that of providing professional engineering, construction and construction management, and maintenance services to its industrial, commercial and government clients. The Company provides its services from offices located primarily throughout the United States, Europe and India. The Company provides its services under cost-reimbursable, cost-reimbursable with a guaranteed maximum, and fixed-price contracts. The percentage of revenues realized from each of these types of contracts in each of the years ended September 30, 1998, 1997 and 1996 was as follows:

                                                                  1998  1997  1996
                                                                  ----  ----  ----
   Cost-reimbursable.............................................  81%   82%   82%
   Fixed-price...................................................  18    16    16
   Guaranteed maximum............................................   1     2     2

  For the years ended September 30, 1998, 1997 and 1996, projects with or for the benefit of agencies of the U.S. federal government accounted for 12.1 percent, 12.0 percent and 8.7 percent, respectively, of total revenues. Within the private sector, no single client accounted for 10 percent or more of total revenues in either 1998 or 1996. One private-sector client accounted for 15.3 percent of total revenues in 1997.

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 Foreign Operations

  The following table summarizes certain financial information of the Company for geographic areas outside the United States (in thousands):

                                                          OPERATING IDENTIFIABLE
                                                 REVENUES  PROFIT      ASSETS
                                                 -------- --------- ------------
   1998:
    Europe...................................... $410,944  $19,297    $223,820
    Southern Asia (India).......................   13,204    2,449      19,951
                                                 --------  -------    --------
   1997:
    Europe...................................... $412,298  $15,659    $107,493
    Southern Asia (India).......................    5,302      483      39,139
                                                 --------  -------    --------
   1996:
    Europe...................................... $176,427  $ 6,494    $ 83,917
                                                 --------  -------    --------

  Revenues were earned from unaffiliated customers located primarily within the respective geographic areas. Operating profit is defined as total revenues, less direct costs of contracts, and selling, general and administrative expenses, and excludes corporate expenses. Identifiable assets exclude general corporate assets (such as cash in excess of local working capital requirements, and investments). The results of the Company's operations in Mexico and Chile were not material in either 1998 or 1997.

 Cash Equivalents

  The Company considers all highly liquid investments with original maturities of less than three months as cash equivalents. Cash equivalents at September 30, 1998 and 1997 consisted primarily of time certificates of deposit.

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

  Trading securities are stated at fair value with unrealized gains or losses included in "Other income, net" in the accompanying consolidated statements of income. Held-to-maturity securities are carried at cost, or amortized cost if a premium was paid or a discount received at the time of purchase. Marketable equity securities not held for trading and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains or losses, net of taxes, reported in the "Other" component of stockholders' equity. The amount of unrealized gains, net of taxes, recorded at September 30, 1998 and 1997 totalled $900 and $114,000, respectively.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


  The following table summarizes certain information regarding the Company's available-for-sale equity securities at September 30, 1998 and 1997, and for each of the years then ended (in thousands):

                                                                      1998 1997
                                                                      ---- ----
   Total cost (specific identification method)....................... $117 $117
   Gross unrealized gains............................................    2  190
   Estimated fair value..............................................  119  307
   Gross realized gains..............................................  --   686
   Gross proceeds from sales.........................................  --   937

  Included in marketable securities at September 30, 1998 was a $16,059,200 deposit with a U.S. bank made under a managed investment program ($20,000,000 was on deposit with the same bank at September 30, 1997). The bank has full investment and dispositive powers over the assets held in the account. The program emphasizes the preservation of capital through investment-grade, marketable debt instruments which have maximum maturities of ten years.

 Receivables and Customers' Advances

  Included in receivables at September 30, 1998 and 1997 were unbilled amounts of $106,072,200 and $75,220,700, respectively. Unbilled receivables represent amounts earned under contracts in progress, but not yet billable under the terms of those contracts. These amounts become billable according to the contract terms which usually consider the passage of time, achievement of certain milestones or completion of the project. Included in unbilled receivables at September 30, 1998 and 1997 were contract retentions totaling $11,808,000 and $5,708,100, respectively. Substantially all unbilled receivables are billed and collected in the subsequent fiscal year.

  Customers' advances in excess of related revenues represent cash collected from clients on contracts in advance of revenues earned thereon, as well as billings to clients in excess of costs and earnings on uncompleted contracts. Substantially all such amounts are earned in the subsequent fiscal year.

 Property, Equipment and Improvements

  Property, equipment and improvements are stated at cost and consisted of the following at September 30, 1998 and 1997 (in thousands):

                                                                 1998     1997
                                                               -------- --------
   Land....................................................... $ 11,416 $ 12,983
   Buildings..................................................   33,440   38,876
   Equipment..................................................  133,379  114,127
   Leasehold improvements.....................................   10,642   12,115
   Construction in progress...................................   12,595    6,296
                                                               -------- --------
                                                                201,472  184,397
    Less -- accumulated depreciation and amortization.........  100,907   90,996
                                                               -------- --------
                                                               $100,565 $ 93,401
                                                               ======== ========

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 Other Noncurrent Assets

  Goodwill represents the costs in excess of the fair values of the net assets of acquired companies and is amortized against earnings using the straight-line method over periods not exceeding 40 years. Goodwill is shown in the accompanying consolidated balance sheets net of accumulated amortization of $9,317,300 and $6,908,000 at September 30, 1998 and 1997, respectively.

  Other noncurrent assets consisted of the following at September 30, 1998 and 1997 (in thousands):

                                                                 1998    1997
                                                                ------- -------
   Prepaid pension costs....................................... $11,929 $11,509
   Cash surrender value of life insurance policies.............  26,920  23,775
   Investments.................................................  20,277  17,014
   Notes receivable............................................   1,785  14,602
   Miscellaneous...............................................   2,760   4,536
                                                                ------- -------
                                                                $63,671 $71,436
                                                                ======= =======

 Net Income Per Share

  Effective with the first quarter of fiscal 1998, the Company adopted, and retroactively applied, Statement of Financial Accounting Standards No. 128 -- Earnings per Share ("SFAS No. 128"). Accordingly, basic earnings per share ("EPS") has been computed by dividing net income by the weighted average number of shares of common stock outstanding during each period presented. Diluted EPS has been computed by dividing net income by the weighted average number of shares of common stock and dilutive securities outstanding (consisting solely of nonqualified stock options). The following table reconciles the denominator used to compute basic EPS to the denominator used to compute diluted EPS (in thousands):

                                                            1998   1997   1996
                                                           ------ ------ ------
   Weighted average shares outstanding (denominator used
   to compute Basic EPS).................................  25,689 25,727 25,613
   Effect of employee and outside director stock options.     407    262    308
                                                           ------ ------ ------
   Denominator used to compute Diluted EPS...............  26,096 25,989 25,921
                                                           ====== ====== ======

 Stock-based Compensation

  The Company accounts for stock issued to employees and outside directors in accordance with APB Opinion No. 25 -- Accounting for Stock Issued to Employees ("APB No. 25"). APB No. 25 prescribes an intrinsic value based method for accounting for stock options. Since the stock issued to participants in Company's stock purchase and stock option plans (described in Note 4., below) have little or no intrinsic value as of the grant date, no compensation cost is recorded.

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

2. ACQUISITIONS

  In February 1997, the Company acquired for cash certain physical assets and contracts of an engineering business with operations in Denver, Colorado and Santiago, Chile. Also in February 1997, the Company increased, in a cash transaction, its ownership interest from 40 percent to 51 percent in an affiliated entity headquartered in Mumbai, India (this interest was increased to 70 percent in a cash transaction in September 1997). In April 1997, the Company acquired for cash and notes certain assets and liabilities of an engineering business headquartered in Green Bay, Wisconsin. Finally, in July 1997, the Company completed the acquisition of the remaining interests of several engineering and construction companies comprising the Serete Group, which is headquartered in France.

  The sum of the individual purchase prices totalled $29,781,500. Each of these acquisitions has been accounted for as a purchase, and the results of operations of each acquired business have been included in the Company's consolidated results of operations since the respective dates of acquisition. The purchase price allocations resulted in goodwill of approximately $39,035,700. The pro forma effects on the Company's consolidated results of operations assuming these acquisitions had occurred at the beginning of fiscal 1996 and fiscal 1997 are not material.

3. NOTES PAYABLE TO BANKS AND LONG-TERM DEBT

 Short-term Credit Arrangements

  At September 30, 1998, the Company had approximately $42,748,000 available through multiple bank lines of credit, under which the Company may borrow on an overdraft or short-term basis. Interest under these lines is determined at the time of borrowing based on the banks' prime or base rates, rates paid on certificates of deposit, the banks' actual costs of funds or other variable rates. Most of the agreements require the payment of a fee based on the amount of the facility. The Company is also required to maintain certain minimum levels of working capital and net worth. Two of the agreements limit borrowings by the amount of letters of credit outstanding under the facility. Borrowings under the lines are generally unsecured, and the lines extend through the second and third fiscal quarters of 1999.

  Other information regarding the lines of credit for the years ended September 30, 1998, 1997 and 1996 follows (dollars in thousands):

                                                        1998    1997    1996
                                                       ------  ------  -------
   Amount outstanding at year end..................... $  217  $1,317  $   694
   Weighted average interest rate at year end.........   24.6%   8.23%    7.00%
   Weighted average borrowings outstanding during the
    year.............................................. $  537  $  183  $12,270
   Weighted average interest rate during the year.....  11.54%   9.48%    7.10%
   Maximum amount outstanding during the year......... $3,313  $1,368  $17,406

  The amount outstanding at September 30, 1998 and the weighted average interest rate at year-end relate entirely to Chilean peso borrowings by the Company's subsidiary in Chile.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 Long-term Debt and Credit Arrangements

  Long-term debt consisted of the following at September 30, 1998 and 1997 (in thousands):

                                                                 1998    1997
                                                                ------- -------
   Borrowings under the Company's unsecured, $45,000 revolving credit agreement...........................................  $26,221 $38,050
   Mortgage loan payable......................................      --   16,045
                                                                ------- -------
                                                                $26,221 $54,095
                                                                ======= =======

  Borrowings under the revolving credit agreement bear interest at either fixed rates offered by the banks at the time of borrowing, or at variable rates based on the agent bank's base rate, LIBOR or the latest federal funds rate. The agreement requires the Company to maintain a minimum tangible net worth of at least $160,000,000 plus 50 percent of consolidated net income after October 1, 1994 ($247,020,000 at September 30, 1998), a minimum coverage ratio of certain defined fixed charges and a minimum ratio of debt to tangible net worth. The agreement also restricts the payment of cash dividends and requires the Company to pay a facility fee of 0.15 percent of the total amount of the commitment. The agreement extends through August 2000.

  The mortgage loan was incurred in connection with the purchase of the Company's offices located in Dublin, Ireland. The loan was paid-off when the Company sold the property in the fourth quarter of 1998.

  Interest expense for the years ended September 30, 1998, 1997 and 1996 was $2,356,400, $2,226,100 and $2,777,400, respectively, and has been included with interest income in the accompanying consolidated statements of income. Interest payments made during each of these years totalled $2,517,100, $1,801,500 and $2,552,300, respectively.

4. STOCK PURCHASE AND STOCK OPTION PLANS

 Stock Purchase Plan

  The Company's 1989 Employee Stock Purchase Plan (the "1989 ESPP") provides for the granting of options to participating employees to purchase shares of the Company's common stock. The participants' purchase price is the lower of 90 percent of the common stock's closing market price on either the first or last day of the option period (as defined). A summary of shares issued through the 1989 ESPP for the years ended September 30, 1998, 1997 and 1996 follows:

                                                  1998       1997       1996
                                               ---------- ---------- ----------
   Aggregate purchase price................... $7,495,590 $7,067,700 $6,310,960
   Shares purchased...........................    302,514    325,110    290,430

  At September 30, 1998, there were 692,966 shares reserved for issuance under the 1989 ESPP.

 Stock Option Plan

  The Company has an incentive stock plan (the "1981 Plan") which provides for the issuance of shares of common stock to employees and outside directors. The Company may grant four types of incentive awards under the 1981 Plan: incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock. At September 30, 1998, there were 2,963,300 shares of common stock reserved for issuance under the 1981 Plan.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


  Information regarding the number of shares under options granted through the 1981 Plan for each of the years ended September 30, 1998, 1997 and 1996 follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                               SHARES    PRICE
                                                              --------- --------
   Options outstanding at the beginning of fiscal:
    1996..................................................... 1,576,059  $19.80
    1997..................................................... 1,789,323   21.69
    1998..................................................... 1,928,834   22.85
                                                              ---------  ------
   Options granted during fiscal:
    1996.....................................................   406,000  $25.30
    1997.....................................................   472,000   22.66
    1998.....................................................   577,500   28.80
                                                              ---------  ------
   Options exercised during fiscal:
    1996.....................................................   134,686  $10.96
    1997.....................................................   270,969   15.35
    1998.....................................................   216,904   18.78
                                                              ---------  ------
   Options expired or canceled during fiscal:
    1996.....................................................    58,050  $20.72
    1997.....................................................    61,520   20.46
    1998.....................................................    74,980   23.50
                                                              ---------  ------
   Options outstanding at the the end of fiscal:
    1996..................................................... 1,789,323  $21.69
    1997..................................................... 1,928,834   22.85
    1998..................................................... 2,214,450   24.79
                                                              =========  ======

  Certain other information regarding the Company's stock options follows:

                                      1998            1997            1996
                                ---------------- --------------- ---------------
Range of option prices for
options outstanding at the end
of the year...................  $16.58 to $31.94 $5.31 to $28.56 $5.31 to $28.56
Options exercisable at the end
 of the year..................      907,900          807,034         781,653
Range of exercise prices for
options exercised during the
year Option...................   $5.31 to $27.88 $7.94 to $27.88 $4.25 to $25.84
Options available for grant at
the end of the year...........      748,850         1,266,370        484,350
Weighted-average fair value of
options granted during the
year..........................       $13.79          $10.83          $12.10

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


  The following tables present certain additional information regarding options outstanding at September 30, 1998 (contractual life is expressed in whole years):

                   OPTIONS OUTSTANDING AT SEPTEMBER 30, 1998

                                                              WEIGHTED AVERAGE
                                                            --------------------
                                                             REMAINING
     RANGE OF                                               CONTRACTUAL EXERCISE
   EXERCISE PRICES                                 NUMBER      LIFE      PRICE
   ---------------                                --------- ----------- --------
   $16.56 - 18.50................................    98,800       3      $17.47
   $18.75 - 20.41................................   208,650       4      $19.56
   $20.45 - 22.39................................   397,100       6      $20.91
   $22.40 - 24.25................................   348,700       8      $23.71
   $24.27 - 25.98................................   221,000       5      $25.06
   $26.00 - 28.00................................   521,200       6      $27.32
   $28.10 - 30.00................................   190,000       9      $28.55
   $31.00 - 32.00................................   229,000       9      $31.94
                                                  ---------     ---      ------
                                                  2,214,450       6      $24.79
                                                  =========     ===      ======

                   OPTIONS EXERCISABLE AT SEPTEMBER 30, 1998

                                                                        WEIGHTED
                                                                        AVERAGE
     RANGE OF                                                           EXERCISE
   EXERCISE PRICES                                              NUMBER   PRICE
   ---------------                                              ------- --------
   $16.56 - 18.50..............................................  72,800  $17.45
   $18.75 - 20.41.............................................. 111,100  $19.52
   $20.45 - 22.39.............................................. 172,300  $20.95
   $22.40 - 24.25..............................................  95,700  $23.72
   $24.27 - 25.98.............................................. 115,000  $24.96
   $26.00 - 28.00.............................................. 304,000  $27.28
   $28.10 - 30.00..............................................  37,000  $28.34
   $31.00 - 32.00..............................................     --   $    0
                                                                -------  ------
                                                                907,900  $23.71
                                                                =======  ======

  Options outstanding at September 30, 1998 consisted entirely of nonqualified stock options. The 1981 Plan allows participants to satisfy the exercise price on exercises of stock options by tendering to the Company shares of the Company's common stock already owned by the participants. Shares so tendered are retired and canceled by the Company and are shown as repurchases of common stock in the accompanying consolidated statements of stockholders' equity.

  During the years ended September 30, 1998, 1997 and 1996, the Company issued 12,000, 5,500 and 9,000 shares, respectively, of restricted stock under the 1981 Plan. Upon issuance of restricted stock, unearned compensation equivalent to the market value of the stock issued (determined on the date of grant) is charged to stockholders' equity and subsequently amortized against income over the periods during which the restrictions lapse ($366,300, $329,900 and $285,800 of compensation expense was recognized in 1998, 1997 and 1996, respectively). The restrictions generally relate to the recipient's ability to sell or otherwise transfer the stock. There are also restrictions that subject the stock to forfeiture back to the Company until earned by the recipient through continued employment. The restrictions lapse over five years.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 Pro Forma Disclosures

  As discussed in Note 1., above, the Company accounts for stock issued to employees and outside directors in accordance with APB No. 25. In October 1995, the Financial Accounting Standards Board adopted SFAS No. 123 -- Accounting for Stock-Based Compensation. SFAS No. 123 prescribes an optional, fair-value based method of accounting for stock issued to employees and others. The Company's pro forma net income and net income per share in 1998, 1997 and 1996 using the Black-Scholes option valuation model for stock awards in those years follows, along with a summary of the significant assumptions used in the valuation (dollars in thousands, except earnings per share):

                                                       1998     1997     1996
                                                      -------  -------  -------
   Pro forma net income.............................. $50,418  $43,022  $39,218
   Pro forma net income per share:
    Basic............................................    1.96     1.67     1.53
    Diluted..........................................    1.93     1.66     1.51
   Assumptions used:
    Dividend yield...................................       0%       0%       0%
    Expected volatility..............................   24.22%   21.57%   28.50%
    Risk-free interest rate..........................    5.62%    6.50%    6.48%
    Expected life (years)............................     7.4     6.25     6.68
                                                      =======  =======  =======

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

5. SAVINGS, DEFERRED COMPENSATION AND PENSION PLANS

 Savings Plans

  The Company maintains employee savings plans (qualified 401(k) retirement plans) covering substantially all of the Company's domestic, nonunion employees. For the years ended September 30, 1998, 1997 and 1996, Company contributions to these plans totalled $9,568,700, $8,710,500 and $8,000,100, respectively.

 Deferred Compensation Plans

  The Company's Executive Security Plan ("ESP") and Executive Deferral Plans ("EDP") are nonqualified deferred compensation programs that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, upon retirement or death. Benefit payments under both plans are funded by a combination of contributions from participants and the Company, and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. Amounts charged to expense relating to these programs for the years ended September 30, 1998, 1997 and 1996 were $1,588,800, $1,672,600 and $1,781,200, respectively. Included in other deferred liabilities in the accompanying consolidated

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

balance sheets at September 30, 1998 and 1997 was $22,847,700 and $23,446,800,
respectively, relating to the ESP and EDP plans.

 Pension Plans

  In the United States, the Company contributes to various trusteed pension plans covering hourly construction employees under industry-wide agreements. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded benefits, if any. Company contributions to these plans totalled $4,025,300, $2,694,700 and $3,538,900 for the years ended September 30, 1998, 1997 and 1996, respectively.

  The Company's U.K. subsidiary sponsors a contributory defined benefit pension plan covering substantially all permanent, full-time employees at least 21 years of age. Benefits are based on length of service and the employee's highest average salary for any three consecutive years in the plan, or, if higher, the employee's salary in the final year in the plan. The Company's funding policy is to fund the actuarially-determined accrued benefits, allowing for projected compensation increases using the projected unit method. The following table presents the funded status of the plan as of September 30, 1998 and 1997 (in thousands):

                                                               1998     1997
                                                             --------  -------
   Fair value of plan assets................................ $122,449  $97,984
                                                             --------  -------
   Actuarial present value of benefit obligations (all
    vested).................................................  101,399   75,498
                                                             --------  -------
   Accumulated benefit obligation...........................  101,399   75,498
   Effect of projected compensation increases...............    4,458    3,478
                                                             --------  -------
   Projected benefit obligation.............................  105,857   78,976
                                                             --------  -------
   Plan assets in excess of projected benefit obligation....   16,592   19,008
   Unrecognized gains.......................................   (4,663)  (7,499)
                                                             --------  -------
   Prepaid pension asset.................................... $ 11,929  $11,509
                                                             ========  =======

  The components of net periodic pension cost for each of the years ended September 30, 1998, 1997 and 1996 were as follows (in thousands):

                                                     1998      1997      1996
                                                   --------  --------  --------
   Service costs.................................. $  2,451  $  1,484  $  1,258
   Interest.......................................    6,468     6,621     5,624
   Actual return on plan assets...................  (19,899)  (14,094)  (14,242)
   Net amortization and deferral..................   11,640     6,074     7,418
                                                   --------  --------  --------
   Net pension cost............................... $    660  $     85  $     58
                                                   ========  ========  ========

  The significant actuarial assumptions used in determining the funded status of the plan were as follows: weighted average discount rate -- 6.5 percent; weighted average rate of increase in compensation -- 4.5 percent; and, weighted average rate of return on pension assets -- 7.0 percent. At September 30, 1998, the majority of the plan's assets were invested in equity securities (primarily those of companies trading in the U.K. and other European stock markets) and fixed income securities.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6. PROVISION FOR INCOME TAXES

  The Company's income tax expense includes income taxes currently payable, and income taxes deferred due to the temporary differences between the financial reporting and tax bases of its assets and liabilities.

  Consolidated income tax expense for the years ended September 30, 1998, 1997 and 1996 consisted of the following (in thousands):

                                                      1998     1997     1996
                                                     -------  -------  -------
   Taxes currently payable:
    Federal......................................... $25,873  $23,255  $22,927
    State...........................................   4,729    4,515    5,316
    Foreign.........................................   6,528    4,519    1,577
                                                     -------  -------  -------
                                                      37,130   32,289   29,820
                                                     -------  -------  -------
   Taxes deferred:
    Federal.........................................  (2,340)  (1,563)  (2,768)
    State...........................................    (391)    (172)    (591)
                                                     -------  -------  -------
                                                      (2,731)  (1,735)  (3,359)
                                                     -------  -------  -------
                                                     $34,399  $30,554  $26,461
                                                     =======  =======  =======

  Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The significant components of the Company's deferred tax assets (liabilities) at September 30, 1998 and 1997 were as follows (in thousands):

                                                               1998     1997
                                                              -------  -------
   Assets:
    Liabilities relating to employee benefit plans........... $27,177  $24,306
    Self-insurance reserves..................................   8,838   10,395
    Contract revenues and costs..............................  10,481    8,018
    Accruals for office consolidations and other special
     charges.................................................     161      344
    Other, net...............................................     150       50
                                                              -------  -------
    Total deferred tax assets................................  46,807   43,113
                                                              -------  -------
   Liabilities:
    Depreciation and amortization............................  (4,805)  (3,809)
    Unremitted foreign earnings..............................  (2,458)  (2,065)
    State income and franchise taxes.........................  (1,732)  (1,564)
    Other, net...............................................     --      (234)
                                                              -------  -------
    Total deferred tax liabilities...........................  (8,995)  (7,672)
                                                              -------  -------
   Net deferred tax asset.................................... $37,812  $35,441
                                                              =======  =======

  Included in "Other deferred liabilities" in the accompanying consolidated balance sheets at September 30, 1998 and 1997 are deferred tax liabilities of $7,606,700 and $4,910,900, respectively.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


  The reconciliations of the tax provisions recorded for the years ended September 30, 1998, 1997 and 1996 to those based on the federal statutory rate were as follows (in thousands):

                                                       1998     1997     1996
                                                      -------  -------  -------
   Statutory amount.................................. $31,075  $27,107  $23,388
   State taxes, net of the federal benefit...........   2,819    2,824    3,071
   Other, net........................................     505      623        2
                                                      -------  -------  -------
                                                      $34,399  $30,554  $26,461
                                                      =======  =======  =======
   Rate used to compute statutory amount.............   35.00%   35.00%   35.00%
                                                      =======  =======  =======

  For the years ended September 30, 1998, 1997 and 1996, the Company paid approximately $26,240,900, $32,038,000 and $30,940,000, respectively, in income taxes.

  For the years ended September 30, 1998, 1997 and 1996, consolidated income before income taxes included $26,591,300, $16,029,300 and $4,707,100, respectively, from foreign operations. U.S. income taxes, net of applicable credits, have been provided on the undistributed profits of foreign subsidiaries, except in those instances where such profits are expected to be permanently reinvested (the amount of such profits expected to be permanently reinvested totalled $7,830,800 at September 30, 1998). Should these earnings be repatriated, approximately $2,070,700 of income taxes would be payable.

7. COMMITMENTS AND CONTINGENCIES

  The Company leases certain of its facilities and equipment under operating leases with net aggregate future lease payments of approximately $105,152,400 at September 30, 1998 payable as follows (in thousands):

   Year ending September 30,
     1999............................................................. $ 27,856
     2000.............................................................   24,317
     2001.............................................................   17,961
     2002.............................................................   13,447
     2003.............................................................   11,649
     Thereafter.......................................................   34,760
                                                                       --------
                                                                        129,990
   Less -- amounts representing sublease income.......................   24,838
                                                                       --------
                                                                       $105,152
                                                                       ========

  Rent expense for the years ended September 30, 1998, 1997 and 1996 was approximately $29,393,000, $29,978,000 and $27,190,200, respectively, and was offset by sublease income of approximately $4,112,000, $2,780,000 and $2,313,500, respectively.

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


  The Company has entered into an employment agreement expiring September 30, 2003 with the Chairman of its Board of Directors. The agreement provides for base payments of $432,000 per year to either the Chairman or, in the event of his death, his beneficiary. The agreement also provides that the Chairman may participate in any bonus plan sponsored by the Company, specifies certain promotional and other activities to be performed by the Chairman in the event he leaves employment with the Company and contains other provisions, including some intended to prevent the Chairman from entering into any form of competition with the Company.

  In the normal course of business, the Company is subject to certain contractual guarantees and litigation. Generally, such guarantees relate to project schedules and plant performance. Most of the litigation involves the Company as a defendant in workers' compensation, personal injury and other similar lawsuits. In addition, as a contractor for many agencies of the United States Government, the Company is subject to many levels of audits, investigations and claims by, or on behalf of, the government with respect to its contract performance, pricing, costs, cost allocations and procurement practices. Management believes, after consultation with counsel, that such guarantees, litigation, and United States Government contract-related audits, investigations and claims should not have any material adverse effect on the Company's consolidated financial statements.

  Letters of credit outstanding at September 30, 1998 totalled approximately $53,839,600.

8. COMMON AND PREFERRED STOCK

  The Company is authorized to issue two classes of capital stock: common stock and preferred stock (each have a par value of $1.00 per share). The preferred stock may be issued in one or more series. The number of shares to be included in a series, as well as each series' designation, relative powers, dividend and other preferences, rights and qualifications, redemption provisions and restrictions are to be fixed by the Company's Board of Directors at the time such series are issued. Except as may be provided by the Board of Directors in a preferred stock designation, or otherwise provided for by statute, the holders of the Company's common stock have the exclusive right to vote for the election of Directors and all other matters requiring stockholder action. The holders of the Company's common stock are entitled to dividends if and when declared by the Board of Directors from whatever assets are legally available for that purpose.

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9. OTHER FINANCIAL INFORMATION

  Accrued liabilities at September 30, 1998 and 1997 consisted of the following (in thousands):

                                                                1998     1997
                                                              -------- --------
   Accrued payroll and related liabilities................... $103,626 $ 86,330
   Insurance liabilities.....................................   23,154   26,903
   Other.....................................................   34,772    9,974
                                                              -------- --------
                                                              $161,552 $123,207
                                                              ======== ========

10. SUBSEQUENT EVENT

  In December 1998, the Company signed an agreement and plan of merger with the Sverdrup Corporation ("Sverdrup"). The agreement is subject to the approval of the shareholders of Sverdrup, as well as the expiration or termination of the Hart-Scott-Rodino Act waiting period. As a result of the transactions contemplated in the merger agreement, Sverdrup Corporation will become, upon closing of the transaction, a wholly-owned subsidiary of the Company. Total consideration to be paid by the Company at closing will be approximately $198,000,000. The Company intends to finance the merger price through a combination of bank borrowings (under a new, long-term revolving credit facility) and internal funds. The merger agreement also requires the Company to pay additional cash consideration to the former shareholders of Sverdrup at each of the first three anniversaries of closing if the stock price of the Company exceeds certain minimum prices as specified in the merger agreement. These future payments in total cannot exceed $31,000,000. The merger will be accounted for as a purchase, and is expected to be completed early in the second quarter of fiscal 1999.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


11. QUARTERLY DATA -- UNAUDITED

  Summarized quarterly financial information for the years ended September 30, 1998, 1997 and 1996 is presented below (in thousands, except per-share amounts):

                                   FIRST    SECOND   THIRD    FOURTH    FISCAL
                                  QUARTER  QUARTER  QUARTER  QUARTER     YEAR
                                  -------- -------- -------- -------- ----------
1998
Revenues......................... $506,359 $524,776 $525,034 $544,976 $2,101,145
Income before taxes..............   21,001   21,838   22,753   23,192     88,784
Net income.......................   12,810   13,320   13,880   14,375     54,385
Earnings per share:
 Basic...........................      .50      .52      .54      .56       2.12
 Diluted.........................      .49      .51      .53      .55       2.08
Stock price:
 High............................   31.000   32.375   34.250   33.250     34.250
 Low.............................   24.688   24.750   29.500   25.125     24.688
                                  -------- -------- -------- -------- ----------
1997
Revenues......................... $433,649 $437,735 $430,177 $479,055 $1,780,616
Income before taxes..............   17,997   18,907   19,818   20,727     77,449
Net income.......................   10,870   11,420   11,970   12,635     46,895
Earnings per share:
 Basic...........................      .42      .44      .47      .49       1.82
 Diluted.........................      .42      .44      .46      .48       1.80
Stock price:
 High............................   25.000   28.500   27.875   32.563     32.563
 Low.............................   21.250   23.500   23.250   26.250     21.250
                                  -------- -------- -------- -------- ----------
1996
Revenues......................... $471,121 $487,021 $436,820 $404,008 $1,798,970
Income before taxes..............   15,811   16,358   17,185   17,467     66,821
Net income.......................    9,550    9,880   10,380   10,550     40,360
Earnings per share:
 Basic...........................      .37      .39      .40      .41       1.58
 Diluted.........................      .37      .38      .40      .41       1.56
Stock price:
 High............................   25.375   29.375   28.375   27.375     29.375
 Low.............................   21.500   24.750   25.625   19.625     19.625
                                  -------- -------- -------- -------- ----------

  Effective October 1, 1997, the Company adopted SFAS No. 128 -- Earnings per Share. Earnings per share for prior years have been restated to conform to the provisions of SFAS No. 128.

  The Company's common stock is listed on the New York Stock Exchange. At September 30, 1998, there were 1,352 shareholders of record.

                         REPORT OF ERNST & YOUNG LLP,
                             INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

  We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Los Angeles, California
November 4, 1998,
 except for Note 10 as to which
 the date is December 21, 1998

             MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING

  The consolidated financial statements and other information included in this appendix to this proxy statement have been prepared by management, which is responsible for their fairness, integrity, and objectivity. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior years and contain some amounts that are based upon management's best estimates and judgment. The other financial information contained in this appendix has been prepared in a manner consistent with the preparation of the financial statements.

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