Form 10-K405, Exhibit 13
period 1999-09-30
JACOBS ENGINEERING GROUP INC /DE/
filed 1999-12-17
CIK 52988

                                                                      EXHIBIT 13


                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                      WITH REPORT OF INDEPENDENT AUDITORS

                              September 30, 1999

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                              SELECTED HIGHLIGHTS
                      For Fiscal Years Ended September 30
             (Dollars in thousands, except per share information)

                                                1999        1998        1997
                                             ----------  ----------  ----------
Revenues.................................... $2,875,007  $2,101,145  $1,780,616
Net earnings................................     65,445      54,385      46,895
                                             ----------  ----------  ----------
Per share information:
 Basic EPS.................................. $     2.54  $     2.12  $     1.82
 Diluted EPS................................       2.47        2.08        1.80
 Net book value.............................      16.95       14.23       12.48
 Closing year-end stock price...............      32.50       31.00      30.625
                                             ----------  ----------  ----------
Total assets................................ $1,220,186  $  807,489  $  737,643
Stockholders' equity........................    448,717     371,405     324,308
Return on average equity....................      15.96%      15.63%      15.43%
Stockholders of record......................      1,208       1,352       1,592
                                             ----------  ----------  ----------
Backlog:
 Professional services...................... $1,760,000  $1,004,500  $  912,057
 Total......................................  4,448,200   3,329,500   3,050,000
                                             ----------  ----------  ----------
Permanent staff.............................     15,900      10,080       9,570
                                             ----------  ----------  ----------

  As disclosed last year, the Company adopted Statement of Financial Accounting Standards No. 128 -- Earnings per Share ("SFAS 128") effective with the first quarter of fiscal 1998 ending December 31, 1997. Earnings per share ("EPS") for prior periods have been restated to conform to the provisions of SFAS 128.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                      For Fiscal Years Ended September 30
                 (In thousands, except per share information)

                             1999        1998        1997        1996        1995
                          ----------  ----------  ----------  ----------  ----------
Results of Operations:
 Revenues...............  $2,875,007  $2,101,145  $1,780,616  $1,798,970  $1,723,057
 Net earnings...........      65,445      54,385      46,895      40,360      32,242
                          ----------  ----------  ----------  ----------  ----------
Financial Position:
 Current ratio..........   1.25 to 1   1.54 to 1   1.56 to 1   1.68 to 1   1.44 to 1
 Working capital........  $  144,638  $  197,659  $  178,203  $  155,569  $  113,339
 Current assets.........     729,620     566,007     497,361     383,644     368,614
 Total assets...........   1,220,186     807,489     737,643     572,505     533,947
 Long-term debt.........     135,371      26,221      54,095      36,300      17,799
 Stockholders' equity...     448,717     371,405     324,308     283,387     238,761
 Return on average
  equity................       15.96%      15.63%      15.43%      15.46%      14.68%
 Backlog:
  Professional services.  $1,760,000  $1,004,500  $  912,057  $  845,300  $  828,400
  Total.................   4,448,200   3,329,500   3,050,000   2,750,200   2,625,000
                          ----------  ----------  ----------  ----------  ----------
Per share Information:
 Basic EPS..............  $     2.54  $     2.12  $     1.82  $     1.58  $     1.28
 Diluted EPS............        2.47        2.08        1.80        1.56        1.27
 Stockholders' equity...       16.95       14.23       12.48       10.93        9.41
                          ----------  ----------  ----------  ----------  ----------
Average Number of
 Common and Common Stock
 Equivalents Outstanding
 (Diluted)..............      26,478      26,096      25,989      25,921      25,384
                          ----------  ----------  ----------  ----------  ----------

  As disclosed last year, the Company adopted Statement of Financial Accounting Standards No. 128 -- Earnings per Share ("SFAS 128") effective with the first quarter of fiscal 1998 ending December 31, 1997. Earnings per share ("EPS") for prior periods have been restated to conform to the provisions of SFAS 128.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                      For Fiscal Years Ended September 30
                  (In thousands, except per share information)

                            1994        1993        1992        1991        1990
                         ----------  ----------  ----------  ----------  ----------
Results of Operations:
 Revenues............... $1,165,754  $1,142,926  $1,106,427  $1,036,289  $  881,757
 Net earnings...........     18,767      28,670      26,605      20,385      14,390
                         ----------  ----------  ----------  ----------  ----------
Financial Position:
 Current ratio..........  1.41 to 1   1.61 to 1   1.56 to 1   1.41 to 1   1.24 to 1
 Working capital........ $  106,058  $  100,688  $   92,706  $   60,580  $   39,544
 Current assets.........    367,485     264,949     258,206     206,576     202,404
 Total assets...........    504,364     351,020     316,731     260,142     253,707
 Long-term debt.........     25,000         --          --          --          --
 Stockholders' equity...    200,433     173,797     139,813     106,936      82,964
 Return on average
  equity................      10.03%      18.28%      21.56%      21.47%      20.30%
 Backlog:
  Professional services. $  793,060  $  736,600  $  647,100  $  457,300  $  329,400
  Total.................  2,500,000   1,858,600   1,760,000   1,605,000   1,343,300
                         ----------  ----------  ----------  ----------  ----------
Per share Information:
 Basic EPS.............. $     0.75  $     1.17  $     1.14  $     0.89  $     0.66
 Diluted EPS............       0.75        1.15        1.11        0.86        0.64
 Stockholders' equity...       7.96        6.96        5.81        4.50        3.70
                         ----------  ----------  ----------  ----------  ----------
Average Number of
Common and Common Stock
Equivalents Outstanding
(Diluted)...............     25,173      24,964      24,070      23,763      22,439
                         ----------  ----------  ----------  ----------  ----------

  Net earnings for fiscal 1994 included special charges totaling $10,200, or $0.40 per share.

  Net earnings for fiscal 1992 included a net gain of $2,118, or $0.09 per share, from the sale of 40% of the Company's holdings of the common stock of Genetics Institute, Inc.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

  The following table sets forth the Company's revenues by industry group and by market serviced for the past three fiscal years ended September 30 (in thousands):

                                                   1999       1998       1997
                                                ---------- ---------- ----------
   Chemicals and Polymers.....................  $  796,501 $  785,727 $  490,347
   Buildings..................................     454,589    314,293    169,286
   Federal Programs...........................     481,302    169,474    201,643
   Pharmaceuticals and Biotechnology..........     373,520    211,501    140,545
   Petroleum..................................     243,311    255,579    248,799
   Infrastructure.............................     218,828     11,278     11,748
   Technology and Manufacturing...............     173,023    128,501    335,627
   Pulp and Paper.............................      99,189    191,595    154,135
   Other......................................      34,744     33,197     28,486
                                                ---------- ---------- ----------
                                                $2,875,007 $2,101,145 $1,780,616
                                                ========== ========== ==========

  "Other" includes projects for clients operating in a number of industries, including food and beverage, and basic resources (mining, minerals and fertilizers).

  The following table sets forth the Company's revenues by type of service provided, for the past three fiscal years ended September 30 (in thousands):

                                                   1999       1998       1997
                                                ---------- ---------- ----------
   Project Services...........................  $1,318,027 $  861,608 $  734,619
   Construction...............................     994,479    961,576    769,788
   Operations and Maintenance.................     474,511    266,798    264,622
   Process, Scientific and Systems Consulting.      87,990     11,163     11,587
                                                ---------- ---------- ----------
                                                $2,875,007 $2,101,145 $1,780,616
                                                ========== ========== ==========

 1999 Compared to 1998

  On January 14, 1999, the Company completed its merger with Sverdrup Corporation ("Sverdrup"). Sverdrup provides engineering, architecture, construction and scientific services for public and private sector clients in the United States and internationally.

  The Sverdrup transaction has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, which may be adjusted further, resulted in goodwill of approximately $176.3 million. The Company's consolidated results of operations include the results of Sverdrup's operations since January 1, 1999.

  The Company recorded net earnings of $65.4 million, or $2.47 per diluted share, for the fiscal year ended September 30, 1999, compared to net earnings of $54.4 million, or $2.08 per diluted share, for fiscal 1998.

  Total revenues for fiscal 1999 increased by $773.9 million, or 36.8%, to $2,875.0 million, compared to $2,101.1 million for fiscal 1998. Approximately 89% of the increase in total revenues was generated by Sverdrup's operations, with the balance attributable to the Company's continuing U.S. and European operations (that is, those offices operating during the comparable periods of both fiscal 1999 and fiscal 1998).

  Revenues from project services activities, which includes design, engineering and agency construction management services, increased by $456.4 million, or 53.0%, to $1,318.0 million during fiscal 1999, compared to $861.6 million for fiscal 1998. Approximately 40.4% of the increase in project services revenues during the current fiscal year was generated by the Company's continuing U.S. and European operations, with the balance attributable to Sverdrup's operations.

  Revenues from construction services increased by $32.9 million, or 3.4%, to $994.5 million during fiscal 1999, compared to $961.6 million for fiscal 1998.

  With the resources and complementary technical and professional skills that the merger with Sverdrup added to the Company's skills base, and with the new clients Sverdrup added to the Company's client base, the Company has expanded its capabilities in the areas of operations and maintenance ("O&M"), and process, scientific and systems consulting services. Revenues from O&M activities increased by $207.7 million, or 77.9%, to $474.5 million during fiscal 1999, compared to $266.8 million for fiscal 1998. Approximately 71.2% of the increase in O&M revenues during the current fiscal year was generated by Sverdrup's operations, with the balance attributable to the Company's continuing U.S. and European operations. During fiscal 1999, the Company realized revenues of $88.0 million from process, scientific and systems consulting services. Prior to fiscal 1999 and the merger with Sverdrup, the Company's revenues from process, scientific and systems consulting service activities were minimal.

  As a percentage of revenues, direct costs of contracts decreased to 86.2% for the twelve months ended September 30, 1999, compared to 87.1% for the same period last year. The percentage relationship between direct costs of contracts and revenues will fluctuate between reporting periods depending on a variety of factors including the mix of business during the reporting periods being compared, as well as the level of margins earned from the various services provided by the Company. The improvement in this percentage relationship during fiscal 1999 compared to fiscal 1998 was due primarily to the relatively higher margins on Sverdrup's project services. Also contributing to the improvement was the favorable effect of the proportionately higher margins earned on the higher volume of project service activities generated, relative to construction service activities.

  Selling, general and administrative ("SG & A") expenses for fiscal 1999 increased by $105.0 million, or 57.0%, to $289.0 million, compared to $184.0 million for fiscal 1998. The increase in SG & A expenses during the twelve months ended September 30, 1999 was due almost entirely to the operations of Sverdrup.

  During fiscal 1999, the Company's operating profit (defined as revenues, less direct costs of contracts and SG & A expenses) increased by $21.8 million, or 25.2%, to $108.3 million, compared to $86.5 million for fiscal 1998. The increase in the Company's operating profit from 1998 to 1999 was due primarily to the increase in business volume, combined with an increase in margin rates, as discussed above.

  The Company recorded $5.7 million of net interest expense during the twelve months ended September 30, 1999, compared to net interest income of $2.7 million last year. During fiscal 1998, the Company was a net investor of excess cash. During fiscal 1999, however, as a result of the merger with Sverdrup Corporation, the Company became a net borrower of cash. The Company financed the merger price of $201.1 million (which included the associated costs of the merger) with a new, $230.0 million revolving credit facility, under which the Company initially borrowed $165.0 million. Outstanding borrowings under this facility was reduced to $118.1 million at September 30, 1999. Also contributing to the increase in interest expense in fiscal 1999 as compared to fiscal 1998 was $19.9 million of Sverdrup pre-merger indebtedness that was assumed by the Company at closing of the merger transaction.

  The Company recorded $2.0 million of net miscellaneous income during fiscal 1999, compared to net miscellaneous expense of $0.4 million for fiscal 1998. The increase in net miscellaneous income during fiscal 1999 was due primarily to gains realized on the sales of marketable equity securities.

  The Company recorded income tax expense of $39.1 million and $34.4 million in fiscal 1999 and 1998, respectively. The Company's overall effective tax rate was 37.4% for fiscal 1999, compared to an effective tax rate of 38.7% for fiscal 1998. The reduction in the Company's effective tax rate was attributable primarily to a lower effective tax rate relating to the Company's non-U.S. operations, off-set in part by the effect of nondeductible goodwill.

 1998 Compared to 1997

  The Company recorded net earnings of $54.4 million, or $2.08 per diluted share, for the fiscal year ended September 30, 1998, compared to net earnings of $46.9 million, or $1.80 per diluted share, for the same period in fiscal 1997.

  Total revenues for fiscal 1998 increased by $320.5 million, or 18.0%, to $2,101.1 million, compared to $1,780.6 million for the same period in fiscal 1997. More than half of this increase was attributable to the Company's continuing U.S. and European operations. The balance of the increase was attributable to the effect of companies acquired in 1997, and in particular, to the Serete Group.

  Revenues from project services activities increased by $127.0 million, or 17.3%, to $861.6 million during fiscal 1998, compared to $734.6 million for fiscal 1997. Project services revenues in 1998 from the Company's continuing U.S. and European operations were approximately 8% higher that the 1997 amount, with the balance of the increase attributable to businesses the Company acquired in 1997.

  During fiscal 1998, revenues from construction services increased by $191.8 million, or 24.9%, to $961.6 million, compared to $769.8 million for fiscal 1997. This increase occurred in spite of the completion of construction on a large semiconductor project late in fiscal 1997. Also contributing to the overall increase in construction services revenues from fiscal 1997 to fiscal 1998 was a $96.2 million increase in subcontract and procurement activity (the costs of which are included in both revenues and costs).

  During fiscal 1998, revenues from O&M and process, scientific and systems consulting services of $266.8 million and $11.2 million, respectively, were relatively unchanged compared to fiscal 1997 revenues.

  As a percentage of revenues, direct costs of contracts increased to 87.1% for the twelve months ended September 30, 1998, compared to 86.9% for the same period in fiscal 1997. The increase in the direct costs of the Company's services as a percentage of revenues during fiscal 1998 as compared to fiscal 1997 was due primarily to a proportionally higher percentage of the Company's total business volume coming from construction services relative to project services. This was partially offset by an increase in the total profit margin on the Company's construction service activities.

  Selling, general and administrative expenses for fiscal 1998 increased by $23.9 million, or 14.9%, to $184.0 million, compared to $160.2 million for fiscal 1997. The increase in fiscal 1998 reflects the full year operating impact of businesses acquired in fiscal 1997. The SG & A expenses incurred by the Company's continuing U.S. and European operations during fiscal 1998 were approximately $1.2 million lower than the corresponding 1997 amount.

  During fiscal 1998, the Company's operating profit increased by $12.9 million, or 17.6%, to $86.5 million, compared to $73.6 million for fiscal 1997. The improvement in operating profit was due to the overall increase in business volume in fiscal 1998 compared to fiscal 1997, combined with better control of SG & A expenses throughout much of the Company's continuing U.S. and European operations.

  Net interest income decreased by 7.5%, or $0.2 million, to $2.7 million during the twelve months ended September 30, 1998, compared to $3.0 million in fiscal 1997. The decrease in net interest income was due primarily to a reduction of rates earned on slightly higher levels of average cash invested during fiscal 1998 as compared to fiscal 1997, combined with a small increase in consolidated interest expense.

  The Company recorded $0.4 million of net miscellaneous expense during fiscal 1998, compared to net miscellaneous income of $0.9 million for fiscal 1997. Included in the 1998 amount was the approximate $8.8 million gain realized by the Company on the sale of its office building located in Dublin, Ireland (the "Merrion House"). Merrion House was purchased in 1995, and the Company continues to occupy a minor portion of the property under a lease agreement. Offsetting the Merrion House gain were reserves recorded in the fourth quarter of 1998 for certain settled and pending litigation.

Backlog

  Backlog represents the total dollar amount of revenues the Company expects to record in the future as a result of performing work under contracts that have been awarded to it. The Company's policy with respect to operations and maintenance ("O&M") contracts, however, is to include in backlog the amount of revenues it expects to receive for one succeeding year, regardless of the life of the contract. For federal programs (other than federal O&M contracts), the Company's policy is to include in backlog the full contract award, whether funded or unfunded, and exclude option periods.

  In accordance with industry practice, substantially all of the Company's contracts are subject to cancellation or termination at the option of the client. However, the Company has not experienced cancellations which have had a material effect on the reported backlog amounts. In a situation where a client terminates a contract, the Company would ordinarily be entitled to receive payment for work performed up to the date of termination and, in certain instances, may be entitled to allowable termination and cancellation costs. While management uses all information available to it to determine backlog, the Company's backlog at any given time is subject to changes in the scope of services to be provided as well as increases or decreases in costs relating to the contracts included therein.

  The following table summarizes the Company's total backlog at September 30, 1999, 1998 and 1997 (in millions):

                                                        1999     1998     1997
                                                      -------- -------- --------
   Professional services............................. $1,760.0 $1,004.5 $  912.1
   Total.............................................  4,448.2  3,329.5  3,050.0
                                                      ======== ======== ========

  Total backlog at September 30, 1999 included approximately $1.5 billion, or 34% of total backlog, relating to work to be performed either directly or indirectly for the U.S. federal government and its agencies. This compares to approximately $800.0 million and $923.0 million of federal backlog at September 30, 1998 and 1997, respectively. Most of these federal contracts extend beyond one year. In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

  The Company's backlog for fiscal 1999 increased by $1.1 billion, or 33.6%, to $4.4 billion, compared to fiscal 1998, and increased in fiscal 1998 by $279.5 million, or 9.2%, to $3.3 billion, compared to fiscal 1997. Most of the 1999 increase was attributable to the Sverdrup merger, combined with new awards in the pharmaceuticals area of the Company's business. The 1998 increase was due to new awards in the chemicals, refining and pharmaceuticals areas of the Company's business.

  The Company estimates that approximately $2.3 billion, or 52% of total backlog at September 30, 1999 will be realized as revenues within the next fiscal year.

Effects of Inflation

  Because a significant portion of the Company's revenues over recent years has been earned under cost-reimbursable type contracts, the effects of inflation on the Company's financial condition and results of operations have been generally low. However, as the Company expands its business into markets and geographical areas where fixed-price and lump-sum work is more prevalent, inflation may begin to have a larger impact on the Company's results of operations. To the extent permitted by competition, the Company intends to continue to emphasize contracts which are either cost-reimbursable or negotiated fixed-price. For contracts the Company accepts with fixed-price or lump-sum terms, the Company monitors closely the actual costs on the project as they compare to the budget estimates. On these projects, the Company also attempts to secure fixed-price commitments from key subcontractors and vendors. However, due to the competitive nature of the Company's industry, combined with the fluctuating demands and prices associated with personnel, equipment and materials the Company traditionally needs to perform on its contracts, there can be no guarantee that inflation will not effect the Company's results of operations in the future.

Liquidity and Capital Resources

  During fiscal year 1999, the Company's cash and cash equivalents decreased by $47.8 million, to $53.5 million. This compares to a net increase of $45.3 million, to $101.3 million, during fiscal 1998, and to a net decrease of $6.9 million, to $56.0 million during fiscal 1997. During fiscal year 1999, the Company experienced net cash outflows from investing activities and the effect on cash of exchange rate changes, of $220.6 million and $3.3 million, respectively, offset in part by net cash inflows from financing activities and operating activities of $94.3 million and $81.8 million, respectively.

  Operations contributed $81.8 million of cash and cash equivalents during fiscal 1999. This compares to a net contribution of $90.5 million and $43.9 million during fiscal 1998 and fiscal 1997, respectively. The $8.7 million decrease in cash provided by operations in fiscal 1999 as compared to fiscal 1998 was due primarily to an increase of $30.9 million in net cash outflows relating to the timing of cash receipts and payments within the Company's working capital accounts. This use of cash was offset in part by an increase in net earnings of $11.1 million, and an increase of $8.4 million in depreciation and amortization expense. Gains on sales of assets and the change in deferred income taxes had a $2.5 million improvement in cash flows from operating activities in 1999 as compared to 1998.

  The Company's investing activities resulted in a net cash outflow of $220.6 million during fiscal 1999. This compares to net cash outflows of $9.6 million and $69.5 million during fiscal 1998 and 1997, respectively. The $211.0 million net increase in cash used in investing activities in fiscal 1999 as compared to fiscal 1998 was due primarily to the merger with Sverdrup, requiring $201.1 million in cash (which included the associated costs of the merger), combined with a $13.5 million net increase in other noncurrent assets. Partially offsetting these cash outflows was a $12.5 million increase from fiscal 1998 to fiscal 1999 in proceeds from sales of marketable securities and investments. The proceeds from the sales of marketable securities and investments in fiscal 1999 were used to partially fund the merger with Sverdrup and pay down indebtedness relating to the merger.

  The Company's financing activities generated $94.3 million in cash and cash equivalents during fiscal 1999 compared to a net cash outflow of $35.4 million during fiscal 1998, and a net cash inflow of $20.3 million in fiscal 1997. In connection with the merger with Sverdrup in January 1999, the Company terminated an existing long-term $45.0 million revolving credit agreement and entered into a new, $230.0 million revolving credit agreement. The Company borrowed $165.0 million under the new facility to pay the initial merger consideration and related costs of $201.1 million, $21.0 million of Sverdrup indebtedness existing at closing, and $5.1 million during the year for other purposes. During fiscal 1999, the Company paid down $73.0 million of its long-term, $230.0 million revolving credit facility relating primarily to the Sverdrup transaction.

  The Company believes it has adequate capital resources to fund its operations in fiscal 2000 and beyond. The Company's consolidated working capital position was $144.6 million at September 30, 1999 compared to $197.7 million at September 30, 1998. And as discussed above, the Company entered into a new, long-term $230.0 million revolving credit facility during the second quarter of fiscal 1999, against which $118.1 million was outstanding at September 30, 1999 in the form of direct borrowings. These borrowings relate to the merger indebtedness, and other refinanced amounts that were outstanding under the old $45.0 million revolving credit agreement. At September 30, 1999, the Company had $43.6 million available through committed short-term credit facilities, of which $19.0 million was outstanding at that date in the form of direct borrowings and letters of credit.

  The Company has filed a protective claim with the Internal Revenue Service. The nature of the claim involves monies the Company believes it is due from the government relating to the research and development tax credit for fiscal years 1991 through 1998. Although the Company has been working on quantifying the amount of the credit, the final tax refund amount has not yet been determined. Based on a preliminary review of the information available, the ultimate refund amount may have a significant and positive effect on the Company's overall liquidity.

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

 The Year 2000 Task Force

  The Company began its assessment of its Year 2000 readiness during fiscal 1997. In that year the Company organized a Year 2000 task force comprised primarily of Company employees. The Company identified four information technology ("IT") and non-IT business areas for which Y2K compliance is critical to the normal and routine operations of the Company. These business areas were: (1) internally developed computer software; (2) commercial off-the-shelf software; (3) computer hardware; and (4) facilities-related applications and processes, such as telecommunications and equipment with embedded chips.

 Financial and Accounting Systems

  Also included in the Company's Year 2000 compliance program are the hardware, software, and other applications issues relating to the Company's financial and accounting systems. In 1997 the Company embarked upon a completely separate initiative (referred to as the "Global Financial Systems Project") to migrate most of its existing financial and accounting systems to a single accounting system, which eventually will be utilized by all of the Company's operations worldwide. Most of the Company's U.S. operations were migrated to the Global Financial Systems Project during 1999. The Global Financial Systems Project utilizes commercial off-the-shelf software with internally developed program interfaces. Based on assurances from the third party provider of the commercial off-the-shelf software, and discussions with the third party consultants employed by the Company to assist in the system conversion, the Company believes its Global Financial Systems Project is Y2K compliant. The critical operational elements of the financial and accounting systems have been tested and their Y2K readiness has been verified. The critical financial, accounting and payroll applications in the United Kingdom, Ireland, Europe and India, have been tested and remediated, and the Y2K compliant versions of most critical software applications are operational.

 The Year 2000 Program

  The Company's systems and hardware components have been through a rigorous process to address the Y2K problem. This process involved the following phases: inventory, assessment, remediation, testing and implementation. In addition, a contingency plan for critical business applications and continuing project operations is in place. The Year 2000 program also includes a transition plan for the rollover period from 1999 to 2000. Included in this transition plan are data backup, shutdown and startup, and a network of command centers, which will be operational through the year 2000.

 Third Party Compliance

  The Company continues to evaluate the possible effects of the Y2K issue on its clients, suppliers, subcontractors and vendors. Although the possible effects of the Y2K issue on these parties are beyond the control of the Company, the Company has initiated and maintained a process to communicate with these parties to inform them of the Company's Y2K strategy and to determine their own Y2K strategy and progress. Third party vendors have also been notified of their responsibility and contractual clauses incorporated in procurement documents.

 Cost of the Year 2000 Program

  The Company estimates the total cost of its Y2K compliance program at approximately $4.0 million. This estimate consists of both internal and external costs, and includes a maximum of $2.0 million for new hardware and software, although a substantial portion of such new hardware and software would have been purchased by the Company through the regular and routine upgrading of systems. Such hardware and software will be capitalized and depreciated over the estimated useful lives of the related assets. All other expenditures will be charged to expense. As of September 30, 1999, the Company had spent most of its estimated budget.

 Progress of the Year 2000 Program

  As of September 30, 1999, the Company was actively engaged in one or more compliance phases with respect to each of the four business areas described above. Although there can be no guarantee of complete readiness by the Year 2000, the Company believes each of the business areas described above is substantially Y2K compliant, such that further remediation and testing, if any, will not be significant to its operations. However, as discussed above, the Company is in the contingency planning phase of its Y2K compliance program. In the event the Company does not complete its program, or fails to properly identify and modify critical business applications, there may be an interruption to the Company's business that may have a materially adverse effect on its future financial condition and results of operations. In addition, Y2K-related disruptions in the economy in general may also have a materially adverse effect on its future financial condition and results of operations.

 Risks

  The failure to identify and correct a Y2K problem could result in an interruption in, or failure of, certain normal business activities or operations. The Company does not expect such failures to have a materially adverse effect on its results of operations or financial condition. However, because of the general uncertainty about Year 2000 readiness throughout the world economy, which results in uncertainties regarding the readiness of the Company's vendors, contractors and clients, the Company is currently unable to determine whether Y2K problems may have a materially adverse effect on its results of operations or financial condition. As the Company's Y2K compliance program progresses, the level of uncertainty about this matter is being reduced, especially as to uncertainties about the Company's own degree of Y2K compliance and the compliance of its suppliers, contractors and clients.

 Worst Case Scenario

  It is not presently possible to describe a reasonably likely "worst case Year 2000 scenario" without making numerous assumptions. The Company presently believes that a most likely worst case scenario would make it necessary for the Company to replace some suppliers or contractors, rearrange some work plans, or interrupt some office and field activities. Assuming this scenario is correct, the Company does not believe that such circumstances would have a materially adverse effect on its financial condition or results of operations, even if additional costs to correct unanticipated compliance failures are incurred.

 Contingency Plans

  The Company currently has contingency plans in place in the event it does not complete all phases of its Y2K compliance program by December 31, 1999, or in the event unidentified issues cause business disruptions. The Company has identified the critical business areas, and specific contingency plans have been developed. The resources, critical elements, and activating mechanisms for the contingency plans are in place. The Company continues to monitor carefully the progress of its Y2K program and its state of readiness on a regular basis. The Company's contingency plans were based on its best estimates of numerous factors, which, in turn were derived by relying on numerous assumptions about future events. However, there can be no assurance that these assumptions or estimates will have been correctly made, or that the Company will have anticipated all relevant factors, or that there will not be a delay in or increased costs associated with the Company's Y2K program. Any delay in implementation of the Y2K program could affect the Company's Y2K readiness. Specific factors that might cause the actual outcome to differ from the projected outcome include, without limitation, the continued availability of personnel and consultants trained in the computer programming skills necessary for remediation of Y2K problems, the ability to locate and correct all relevant computer codes and embedded software, timely responses by third parties, including suppliers, contractors and clients, and the ability to implement interfaces between new systems and systems not being replaced.

  The foregoing discussion regarding the Y2K issue is a "Year 2000 Readiness Disclosure" as that term is discussed in the Year 2000 Information and Readiness Disclosure Act of 1998.

Current Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 -- Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). As amended by Statement of Financial Accounting Standards No. 137 -- Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"), SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 2000. SFAS 133 requires recognition of all derivative instruments as either assets or liabilities. Gain or loss recognition is determined based on the intended use and resulting designation of the derivative instrument.

  At September 30, 1999, the Company had no significant derivative financial instruments. Therefore, as of September 30, 1999, SFAS 133 would have had no material impact on the Company's financial position or results of operations.

Forward-Looking Statements and Other Safe Harbor Applications

  Statements included in this Management's Discussion and Analysis that are not based on historical facts are "forward-looking statements", as that term is discussed in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current estimates, expectations and projections about the issues discussed, the industries in which the Company operates and the services it provides. By their nature, such forward-looking statements involve risks and uncertainties. The Company cautions the reader that a variety of factors could cause business conditions and results to differ materially from what is contained in its forward-looking statements. These factors include, but are not necessarily limited to, the following: increase in competition by foreign and domestic competitors; availability of qualified engineers and other professional staff needed to execute contracts; the timing of new awards and the funding of such awards; the ability of the Company to meet performance or schedule guarantees; cost overruns on fixed, maximum or unit priced contracts; the outcome of pending and future litigation and governmental proceedings; the cyclical nature of the individual markets in which the Company's customers operate; the successful closing and/or subsequent integration of any merger or acquisition transaction; the amount of any contingent consideration the Company may be required to pay in the future in connection with the Sverdrup merger (including the availability of financing that may be required); and the Company's success in dealing with the Year 2000 issues discussed above under "Year 2000 Readiness". The preceding list is not all-inclusive, and the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this Management's Discussion and Analysis should also read the Company's most recent Annual Report on Form 10-K for a further description of the Company's business, legal proceedings and other information that describes factors that could cause actual results to differ from such forward-looking statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          September 30, 1999 and 1998
                    (In thousands, except share information)

                                                             1999       1998
                                                          ----------  --------
ASSETS
Current Assets:
 Cash and cash equivalents............................... $   53,482  $101,328
 Marketable securities...................................        --     16,482
 Receivables.............................................    586,005   394,841
 Deferred income taxes...................................     76,405    45,419
 Prepaid expenses and other..............................     13,728     7,937
                                                          ----------  --------
  Total current assets...................................    729,620   566,007
                                                          ----------  --------
Property, Equipment and Improvements, Net................    139,653   100,565
                                                          ----------  --------
Other Noncurrent Assets:
 Goodwill, net...........................................    245,451    77,246
 Other...................................................    105,462    63,671
                                                          ----------  --------
  Total other noncurrent assets..........................    350,913   140,917
                                                          ----------  --------
                                                          $1,220,186  $807,489
                                                          ==========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Notes payable........................................... $    9,465  $    217
 Accounts payable........................................    186,287   101,846
 Accrued liabilities.....................................    281,967   161,552
 Customers' advances in excess of related revenues.......     93,303    85,049
 Income taxes payable....................................     13,960    19,684
                                                          ----------  --------
  Total current liabilities..............................    584,982   368,348
                                                          ----------  --------
Long-term Debt...........................................    135,371    26,221
                                                          ----------  --------
Other Deferred Liabilities...............................     44,988    35,170
                                                          ----------  --------
Minority Interests.......................................      6,128     6,345
                                                          ----------  --------
Commitments and Contingencies
Stockholders' Equity:
 Capital stock:
  Preferred stock, $1 par value, authorized -- 1,000,000
   shares, issued and outstanding -- none................        --        --
  Common stock, $1 par value, authorized -- 60,000,000
   shares, issued and outstanding -- 26,142,992 shares in
   1999; issued -- 25,866,798 shares in 1998.............     26,143    25,867
 Additional paid-in capital..............................     68,049    55,698
 Retained earnings.......................................    358,958   300,296
 Accumulated other comprehensive loss....................     (3,595)   (1,800)
                                                          ----------  --------
                                                             449,555   380,061
 Unearned compensation...................................       (838)   (1,056)
 Common stock in treasury, at cost (254,028 shares in
  1998)..................................................        --     (7,600)
                                                          ----------  --------
  Total stockholders' equity.............................    448,717   371,405
                                                          ----------  --------
                                                          $1,220,186  $807,489
                                                          ==========  ========

        See the accompanying Notes to Consolidated Financial Statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
             For the Years Ended September 30, 1999, 1998 and 1997
                  (In thousands, except per share information)

                                            1999         1998         1997
                                         -----------  -----------  -----------
Revenues................................ $ 2,875,007  $ 2,101,145  $ 1,780,616
                                         -----------  -----------  -----------
Costs and Expenses:
 Direct costs of contracts..............  (2,477,678)  (1,830,618)  (1,546,898)
 Selling, general and administrative
  expenses..............................    (289,034)    (184,043)    (160,157)
                                         -----------  -----------  -----------
Operating Profit........................     108,295       86,484       73,561

Other Income (Expense):
 Interest income........................       3,031        5,092        5,185
 Interest expense.......................      (8,767)      (2,356)      (2,226)
 Miscellaneous income (expense), net....       1,963         (436)         929
                                         -----------  -----------  -----------
  Total other income (expense)..........      (3,773)       2,300        3,888
                                         -----------  -----------  -----------
Earnings Before Taxes...................     104,522       88,784       77,449
Income Tax Expense......................     (39,077)     (34,399)     (30,554)
                                         -----------  -----------  -----------
Net Earnings............................ $    65,445  $    54,385  $    46,895
                                         ===========  ===========  ===========
Net Earnings Per Share:
 Basic.................................. $      2.54  $      2.12  $      1.82
 Diluted................................ $      2.47  $      2.08  $      1.80
                                         ===========  ===========  ===========




        See the accompanying Notes to Consolidated Financial Statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
             For the Years Ended September 30, 1999, 1998 and 1997
                                 (In thousands)

                                                      1999     1998     1997
                                                     -------  -------  -------
Net Earnings........................................ $65,445  $54,385  $46,895
                                                     -------  -------  -------
Other Comprehensive Income (Loss):
 Unrealized gains (losses) on securities............   3,470     (188)    (846)
 Foreign currency translation adjustments...........  (3,946)      (9)  (3,444)
                                                     -------  -------  -------
Other Comprehensive Loss Before Income Taxes........    (476)    (197)  (4,290)
Income Tax (Expense) Benefit Relating To Other
 Comprehensive Income (Loss)........................  (1,319)      75      339
                                                     -------  -------  -------
Other Comprehensive Loss............................  (1,795)    (122)  (3,951)
                                                     -------  -------  -------
Total Comprehensive Income.......................... $63,650  $54,263  $42,944
                                                     =======  =======  =======



        See the accompanying Notes to Consolidated Financial Statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             For the Years Ended September 30, 1999, 1998 and 1997
                                 (In thousands)

                                                    1999      1998      1997
                                                  --------  --------  --------
Common Stock:
 Balance at the beginning of the year............ $ 25,867  $ 25,811  $ 25,745
 Issuances from stock option exercises...........      399       103       133
 Repurchases from stock option exercises.........     (131)      (59)      (73)
 Issuances of restricted stock...................        8        12         6
                                                  --------  --------  --------
 Balance at the end of the year..................   26,143    25,867    25,811
                                                  --------  --------  --------
Additional Paid-in Capital:
 Balance at the beginning of the year............   55,698    52,186    49,191
 Stock option exercises, including the related
  income tax benefits............................   12,399     3,521     3,285
 Repurchases of common stock from stock option
  exercises......................................     (293)     (353)     (446)
 Issuances of restricted stock...................      245       344       156
                                                  --------  --------  --------
 Balance at the end of the year..................   68,049    55,698    52,186
                                                  --------  --------  --------
Retained Earnings:
 Balance at the beginning of the year............  300,296   249,791   207,639
 Net earnings....................................   65,445    54,385    46,895
 Income tax benefits related to stock option
  exercises......................................   (1,618)   (2,272)   (2,847)
 Repurchases of common stock from stock option
  exercises......................................   (5,165)   (1,608)   (1,896)
                                                  --------  --------  --------
 Balance at the end of the year..................  358,958   300,296   249,791
                                                  --------  --------  --------
Accumulated Other Comprehensive Income (Loss):
 Balance at the beginning of the year............   (1,800)   (1,678)    2,273
 Foreign currency translation adjustments........   (3,946)       (9)   (3,444)
 Net unrealized gains (losses) on securities.....    2,151      (113)     (507)
                                                  --------  --------  --------
 Balance at the end of the year..................   (3,595)   (1,800)   (1,678)
                                                  --------  --------  --------
Unearned Compensation:
 Balance at the beginning of the year............   (1,056)   (1,066)   (1,234)
 Issuances of restricted stock, net of the
  related amortization...........................      218        10       168
                                                  --------  --------  --------
 Balance at the end of the year..................     (838)   (1,056)   (1,066)
                                                  --------  --------  --------
Treasury Stock, at Cost:
 Balance at the beginning of the year............   (7,600)     (736)     (227)
 Purchases of common stock for treasury..........      --    (18,046)  (12,075)
 Reissuances of treasury stock from stock option
  exercises......................................    7,600    11,182    11,566
                                                  --------  --------  --------
 Balance at the end of the year..................      --     (7,600)     (736)
                                                  --------  --------  --------
Total Stockholders' Equity....................... $448,717  $371,405  $324,308
                                                  ========  ========  ========

        See the accompanying Notes to Consolidated Financial Statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the Years Ended September 30, 1999, 1998 and 1997
                                 (In thousands)

                                                   1999       1998      1997
                                                 ---------  --------  --------
Cash Flows from Operating Activities:
 Net earnings................................... $  65,445  $ 54,385  $ 46,895
 Adjustments to reconcile net earnings to net
 cash flows from operations:
  Depreciation and amortization.................    31,586    23,184    19,626
  Amortization of deferred gains................        --      (205)     (820)
  Gains on sales of assets......................    (3,986)   (8,577)     (742)
  Changes in assets and liabilities, excluding
  the effects of businesses acquired:
   Receivables..................................   (10,897)  (25,135)  (34,849)
   Prepaid expenses and other current assets....       476     6,010      (416)
   Accounts payable.............................    17,035    10,076       783
   Accrued liabilities..........................    25,107    16,757    18,537
   Customers' advances..........................   (30,879)    7,384    (1,685)
   Income taxes payable.........................    (5,370)   11,280      (932)
  Deferred income taxes.........................    (7,195)   (5,067)   (2,784)
  Other, net....................................       470       366       330
                                                 ---------  --------  --------
 Net cash provided by operating activities......    81,792    90,458    43,943
                                                 ---------  --------  --------
Cash Flows from Investing Activities:
 Additions to property and equipment............   (38,970)  (46,335)  (28,025)
 Disposals of property and equipment............     4,926    26,766       289
 Net (increase) decrease in other noncurrent
 assets.........................................    (4,868)    8,620   (16,780)
 Purchases of marketable securities.............    (1,800)   (5,386)  (20,000)
 Proceeds from sales of marketable securities...    18,282    10,034     1,837
 Purchases of investments.......................    (1,442)   (3,319)   (4,491)
 Proceeds from sales of investments.............     4,285       --        936
 Acquisitions of businesses, net of cash
 acquired.......................................  (201,052)      --     (3,307)
                                                 ---------  --------  --------
 Net cash used for investing activities.........  (220,639)   (9,620)  (69,541)
                                                 ---------  --------  --------
Cash Flows from Financing Activities:
 Exercises of stock options, including the
 related income tax benefits....................    14,667    11,496    10,970
 Purchases of common stock for treasury.........       --    (18,046)  (12,075)
 Proceeds from long-term borrowings.............   170,220       --     21,415
 Repayments of long-term borrowings.............   (97,027)  (29,264)      --
 Net change in short-term borrowings............     9,141    (1,257)      --
 Other, net.....................................    (2,652)    1,639       --
                                                 ---------  --------  --------
 Net cash provided (used) by financing
 activities.....................................    94,349   (35,432)   20,310
                                                 ---------  --------  --------
Effect of Exchange Rate Changes.................    (3,348)      (70)   (1,585)
                                                 ---------  --------  --------
(Decrease) increase in Cash and Cash
 Equivalents....................................   (47,846)   45,336    (6,873)
Cash and Cash Equivalents at Beginning of
 Period.........................................   101,328    55,992    62,865
                                                 ---------  --------  --------
Cash and Cash Equivalents at End of Period...... $  53,482  $101,328  $ 55,992
                                                 =========  ========  ========

        See the accompanying Notes to Consolidated Financial Statements.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

 Basis of Presentation

  The consolidated financial statements include the accounts of Jacobs Engineering Group Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the September 30, 1999 presentation.

 Description of the Business

  The Company's principal business is to provide professional engineering, design, and architectural services, scientific and technical support services, construction and construction management services, and plant maintenance services to its industrial, commercial and government clients. The Company provides its services from offices located primarily throughout the United States, Europe, India and Australia. The Company provides its services under cost-reimbursable, cost-reimbursable with a guaranteed maximum, and fixed-price contracts. The percentage of revenues realized from each of these types of contracts in each of the years ended September 30, 1999, 1998 and 1997 was as follows:

                                                                  1999  1998  1997
                                                                  ----  ----  ----
   Cost-reimbursable.............................................  73%   81%   82%
   Fixed-price...................................................  22    18    16
   Guaranteed maximum............................................   5     1     2

 Revenue Accounting for Contracts

  In general, the Company recognizes revenues at the time services are performed. On cost-reimbursable contracts, revenue is recognized as costs are incurred, and includes applicable fees earned through the date services are provided. On fixed-price contracts, revenues are recorded using the percentage-of-completion method of accounting by relating contract costs incurred to date to total estimated contract costs at completion. Contract costs may include both direct and indirect costs. Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion.

  Some of the Company's contracts with the U.S. federal government, as well as certain contracts with commercial clients, provide that contract costs (including indirect costs) are subject to audit and adjustment. For all such contracts, revenues have been recorded at the time services were performed based upon those amounts expected to be realized upon final settlement.

  As is common in the industry, the Company executes certain contracts jointly with third parties through partnerships and joint ventures. For certain of these contracts, the Company recognizes its proportionate share of venture revenues, costs and operating profit in its consolidated statements of earnings.

  When the Company is directly responsible for subcontractor labor, or third-party material and equipment, the Company reflects the costs of such items in both revenues and costs. On other projects, where the client elects to pay for such items directly and the Company has no associated responsibility for such items, these amounts are not reflected in either revenues or costs.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


 Cash Equivalents

  The Company considers all highly liquid investments with original maturities of less than three months as cash equivalents. Cash equivalents at September 30, 1999 and 1998 consisted primarily of time certificates of deposit.

 Marketable Securities and Investments

  The Company's investments in equity and debt securities are classified as trading securities, held-to-maturity securities or available-for-sale securities. Management determines the appropriate classification of all its investments at the time of purchase and reviews such designations at each balance sheet date.

  Trading securities are recorded at fair value and shown as "Marketable securities" in the consolidated balance sheets. Changes in fair value of trading securities are recognized in earnings in the period in which the change occurs and is included in "Miscellaneous income (expense), net" in the accompanying consolidated statements of earnings.

  Held-to-maturity securities and available-for-sale securities are included as long-term investments in "Other noncurrent assets" in the consolidated balance sheets. Held-to-maturity securities are carried at cost, or amortized cost, adjusted for the amortization (accretion) of any related premiums (discounts) over the estimated remaining period until maturity. Marketable equity securities that are not held for trading, and debt securities that are not classified as held-to-maturity, are classified as available-for-sale securities. Securities designated as available-for-sale are recorded at fair value. Changes in the fair value of securities available-for-sale are recorded in the "Accumulated Other Comprehensive Income (Loss)" section of stockholders' equity as unrealized gains or losses, net of the related tax effect.

 Receivables and Customers' Advances

  Included in receivables at September 30, 1999 and 1998 were recoverable amounts under contracts in progress of $240,964,600 and $106,072,200, respectively. These represent amounts earned under contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project. Included in these unbilled receivables at September 30, 1999 and 1998 were contract retentions totaling $7,965,100 and $11,808,000, respectively. The Company anticipates that substantially all of such unbilled amounts will be billed and collected over the next twelve months.

  Customers' advances in excess of related revenues represent cash collected from clients on contracts in advance of revenues earned thereon, as well as billings to clients in excess of costs and earnings on uncompleted contracts. The Company anticipates that substantially all such amounts will be earned over the next twelve months.

 Property, Equipment and Improvements

  Property, equipment and improvements are stated at cost in the accompanying consolidated balance sheets. Depreciation and amortization of property and equipment is computed primarily by using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the life of the asset or the remaining term of the related lease. Estimated useful lives range from 20 to 40 years for buildings, from 3 to 10 years for equipment and from 4 to 10 years for leasehold improvements.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


 Goodwill

  Goodwill represents the excess of the purchase price paid over the fair value of the net assets of acquired companies and is being amortized against earnings using the straight-line method over periods not exceeding 40 years. The carrying value of goodwill is reviewed for recoverability, and if there are indications of impairment, the Company assesses any potential impairment based upon undiscounted cash flow forecasts. No impairment losses have been recognized in any of the periods presented. Goodwill is shown in the accompanying consolidated balance sheets net of accumulated amortization of $14,816,800 and $9,317,300 at September 30, 1999 and 1998, respectively.

 Earnings Per Share

  The Company adopted Statement of Financial Accounting Standards No. 128 -- Earnings per Share ("SFAS 128") effective with the first quarter of fiscal
1998 ending December 31, 1997, and accordingly restated prior period earnings per share ("EPS") data. Basic EPS was computed by dividing net earnings by the weighted average number of shares of common stock outstanding for the period. Diluted EPS gives effect to all dilutive securities that were outstanding during the period. The Company's dilutive securities consisted solely of nonqualified stock options.

 Stock-based Compensation

  The Company accounts for stock issued to employees and outside directors in accordance with APB Opinion No. 25 -- Accounting for Stock Issued to Employees ("APB 25"). Accordingly, no compensation cost has been recorded in connection with grants of stock options. With respect to the issuance of restricted stock, unearned compensation expense equivalent to the market value of the stock issued on the date of grant is charged to stockholders' equity and subsequently amortized against earnings over the periods during which the restrictions lapse. During fiscal years 1999, 1998 and 1997, the Company recognized compensation expense on restricted stock of $470,300, $366,300 and $329,900, respectively.

 Concentrations of Credit Risk, Uncertainties and Use of Estimates

  The Company's cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the United States and Europe. In the normal course of its business and consistent with industry practices, the Company grants credit to its clients without requiring collateral. Concentrations of credit risk is the risk that, if the Company extends a significant portion of its credit to clients in a specific geographical area or industry, the Company may experience disproportionately high levels of default, if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk relative to trade receivables are limited due to the Company's diverse client base, which includes the federal government and multi-national corporations operating in a broad range of industries and geographic areas. Additionally, in order to mitigate credit risk, the Company continually evaluates the credit worthiness of its major commercial clients.

  In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods covered. The more significant estimates affecting amounts reported in the consolidated financial statements relate to revenues under long-term construction contracts and self-insurance accruals. Actual results could differ significantly from those estimates and assumptions.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


2. Earnings Per Share

  The following table reconciles the denominator used to compute basic EPS to the denominator used to compute diluted EPS (in thousands):

                                                            1999   1998   1997
                                                           ------ ------ ------
   Weighted average shares outstanding (denominator used
    to compute Basic EPS)................................  25,803 25,689 25,727
   Effect of employee and outside director stock options.     675    407    262
                                                           ------ ------ ------
   Denominator used to compute Diluted EPS...............  26,478 26,096 25,989
                                                           ====== ====== ======

  The weighted average number of shares outstanding for fiscal years 1998 and 1997 exclude common shares in treasury.

3. Business Combinations

  On January 14, 1999, the Company completed its Agreement and Plan of Merger with Sverdrup Corporation ("Sverdrup"). Sverdrup provides engineering, architecture, construction and scientific and technical support services for the development, design, construction and operation of capital facilities, infrastructure projects and advanced technical systems for public and private sector clients in the United States and internationally. Sverdrup employs more than 5,600 people in 35 offices.

  Under the terms of the merger agreement, at closing, a wholly-owned subsidiary of the Company ("Merger Subsidiary") was merged with and into Sverdrup. Thereupon, each outstanding share of common stock of Sverdrup was converted into the right to receive a proportional share of the total amount of initial merger consideration of $198.0 million paid at closing. Each outstanding share of common stock of Sverdrup will also receive a proportional amount of any additional merger consideration that may be paid in the future ("Deferred Merger Consideration"). Amounts payable as Deferred Merger Consideration, if any, will be payable shortly after each of the first three anniversaries of the date of the merger agreement, and is contingent upon the Company's stock price exceeding certain price thresholds as defined in the merger agreement. The total amount payable as Deferred Merger Consideration is limited to a maximum of $31.0 million. After the merger and conversion, the Merger Subsidiary ceased to exist, and Sverdrup survives as a new, wholly-owned subsidiary of the Company. The terms of the merger were arrived at by arms-length negotiations between the parties.

  Of the total initial merger consideration of $198.0 million paid at closing, $10.0 million was paid into an escrow account, the purpose of which will be to settle certain claims or disputes relating to certain contracts and litigation matters identified in the merger agreement.

  The initial merger consideration was financed in part by a new, $230.0 million revolving credit facility obtained by the Company from a group of banks. Amounts borrowed under this facility initially were used to fund that portion of the initial merger consideration not financed using existing internal funds, and the repayment of certain Sverdrup indebtedness existing at closing.

  The acquisition has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, which may be adjusted further, resulted in goodwill of approximately $176.3 million, which is being amortized in accordance with the Company's accounting policies.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  The following unaudited pro forma financial information presents the combined results of operations of Jacobs and Sverdrup, after giving effect to certain adjustments, including amortization of goodwill, additional interest expense, and related income tax effects, and assuming the acquisition occurred at the beginning of the periods presented. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Jacobs and Sverdrup constituted a single entity during such periods (in thousands, except per share data):

                                                          Years Ended September
                                                                   30,
                                                          ---------------------
                                                             1999       1998
                                                          ---------- ----------
                                                                Unaudited
   Pro forma revenues.................................... $3,134,579 $3,097,627
   Pro forma net earnings................................ $   65,905 $   51,278
   Pro forma earnings per share:
    Basic................................................ $     2.55 $     2.00
    Diluted.............................................. $     2.49 $     1.96
                                                          ========== ==========

  In February 1997, the Company acquired for cash certain physical assets and contracts of an engineering business with operations in Denver, Colorado and Santiago, Chile. Also in February 1997, the Company increased, in a cash transaction, its ownership interest from 40% to 51% in an affiliated entity headquartered in Mumbai, India (this interest was increased to 70% in a cash transaction in September 1997). In April 1997, the Company acquired for cash and notes certain assets and liabilities of an engineering business headquartered in Green Bay, Wisconsin. Finally, in July 1997, the Company completed the acquisition of the remaining interests of several engineering and construction companies comprising the Serete Group, which is headquartered in France. The sum of the individual purchase prices totalled $29,781,500. Each of these acquisitions has been accounted for as a purchase, and the results of operations of each acquired business have been included in the Company's consolidated results of operations since the respective dates of acquisition. The purchase price allocations resulted in goodwill of approximately $39,036,000.

4. Marketable Securities and Investments

  Included in marketable securities at September 30, 1998 was a $16,059,200 deposit with a U.S. bank made under a managed investment program. During the first quarter of fiscal 1999, the Company liquidated this portfolio of marketable debt securities for approximately $16,500,000.

  At September 30, 1999, the Company had available-for-sale securities of $9,716,300 which are included in "Other Noncurrent Assets", for which a net unrealized gain of $2,151,200 was recorded in stockholders' equity. At September 30, 1998, the Company had available-for-sale securities of $118,900 and recorded net unrealized losses of $113,100 in its stockholders' equity.

  The following table summarizes certain information regarding the Company's available-for-sale equity securities at September 30, 1999 and 1998, and for each of the years then ended (in thousands):

                                                                     1999  1998
                                                                    ------ ----
   Total cost (specific identification method)..................... $6,246 $117
   Gross unrealized gains..........................................  3,470    2
   Estimated fair value............................................  9,716  119
   Gross realized gains............................................  3,648  --
   Gross proceeds from sales.......................................  4,285  --

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


5. Property, Equipment and Improvements, Net

  Property, equipment and improvements consisted of the following at September 30, 1999 and 1998 (in thousands):

                                                             1999       1998
                                                           ---------  ---------
   Land................................................... $  14,407  $  11,416
   Buildings..............................................    47,313     33,440
   Equipment..............................................   164,538    133,379
   Leasehold improvements.................................    18,913     10,642
   Construction in progress...............................    10,419     12,595
                                                           ---------  ---------
                                                             255,590    201,472
   Accumulated depreciation and amortization..............  (115,937)  (100,907)
                                                           ---------  ---------
                                                           $ 139,653  $ 100,565
                                                           =========  =========

  Operating expenses include provisions for depreciation and amortization of $26,259,500, $20,847,500 and $18,217,100 for fiscal 1999, 1998 and 1997, respectively.

6. Borrowings

 Short-term Credit Arrangements

  At September 30, 1999, the Company had approximately $43,558,000 available through multiple bank lines of credit, under which the Company may borrow on an overdraft or short-term basis. Interest under these lines is determined at the time of borrowing based on the banks' prime or base rates, rates paid on certificates of deposit, the banks' actual costs of funds or other variable rates. Most of the agreements require the payment of a fee based on the amount of the facility. The Company is also required to maintain certain minimum levels of working capital and net worth. Three of the agreements limit borrowings by the amount of letters of credit outstanding under the respective agreements. Borrowings under the lines are generally unsecured, and the lines extend through the second and third fiscal quarters of 2000.

  Other information regarding the lines of credit for the years ended September 30, 1999, 1998 and 1997 follows (dollars in thousands):

                                                        1999     1998    1997
                                                       -------  ------  ------
   Amount outstanding at year end..................... $ 6,868  $  217  $1,317
   Weighted average interest rate at year end.........     6.5%   24.6%   8.23%
   Weighted average borrowings outstanding during the
    year.............................................. $ 2,295  $  537  $  183
   Weighted average interest rate during the year.....    6.02%  11.54%   9.48%
   Maximum amount outstanding during the year......... $14,210  $3,313  $1,368

  The amount outstanding and the weighted average interest rate at September 30, 1998 related entirely to Chilean peso borrowings by the Company's subsidiary in Chile.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


 Long-term Debt and Credit Arrangements

  Long-term debt consisted of the following at September 30, 1999 and 1998 (in thousands):

                                                                 1999    1998
                                                               -------- -------
   Borrowings under long-term, revolving credit agreements:
     $230.0 Million agreement................................. $118,051 $   --
     $45.0 Million agreement..................................      --   26,221
   Mortgage loans payable.....................................   17,158     --
   Other......................................................    2,759     --
                                                               -------- -------
                                                                137,968
   Less--current maturities (included in "Notes payable" in
    the accompanying consolidated balance sheet)..............    2,597     --
                                                               -------- -------
                                                               $135,371 $26,221
                                                               ======== =======

  Borrowings under the $230,000,000 long-term, revolving credit agreement are unsecured, and bear interest at either fixed rates offered by the banks at the time of borrowing, or at variable rates based on the agent bank's base rate, LIBOR or the latest federal funds rate. The agreement requires the Company to maintain certain minimum levels of net worth, a minimum coverage ratio of certain fixed charges, and a minimum leverage ratio of earnings before interest, taxes, depreciation and amortization to funded debt (all as defined in the agreement). The agreement also restricts the payment of cash dividends and requires the Company to pay a facility fee based on the total amount of the commitment. The agreement expires in March 2004.

  The scheduled maturities of the Company's long-term debt at September 30, 1999 were as follows (in thousands):

   Year ending September 30,
     2000............................................................. $  2,597
     2001.............................................................      596
     2002.............................................................      557
     2003.............................................................      592
     2004.............................................................  118,543
     Thereafter.......................................................   15,083
                                                                       --------
                                                                       $137,968
                                                                       ========

  The Company's $45,000,000 long-term, revolving credit agreement was also unsecured. It was terminated in January 1999 and replaced by the $230,000,000 long-term, revolving credit agreement discussed above.

  The mortgage loans were assumed as a result of the merger with Sverdrup. These mortgage loans relate to, and are secured by, certain real property owned in St. Louis, Missouri, with a weighted average interest rate of 7.76% at September 30, 1999. The properties have a combined net book value of approximately $19,457,000 at September 30, 1999.

  Interest expense for the years ended September 30, 1999, 1998 and 1997 was $8,767,000, $2,356,400 and $2,226,100, respectively. Interest payments made during fiscal 1999, 1998 and 1997 totalled $8,959,500, $2,517,100 and
$1,801,500, respectively.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


7. Pension Plans

  Effective September 30, 1999, the Company adopted Statement of Financial Accounting Standards No. 132 -- Employees' Disclosure about Pensions and Other Postretirement Benefits ("SFAS 132"). SFAS 132 amends existing disclosure requirements, but does not change measurement standards, of pension and other postretirement benefit plans. SFAS 132 standardizes the disclosure requirements for such plans to the extent practicable, and requires disclosures of additional information on changes in benefit obligations and fair values of plan assets.

  Company-only Sponsored Plans

  The Company sponsors various pension plans covering employees of certain U.S. domestic and international subsidiaries. These plans provide pension benefits that are based on the employee's compensation and years of service. The Company's funding policy is to fund the actuarially-determined accrued benefits, allowing for projected compensation increases using the projected unit method.

  The following table sets forth the change in the plans' net benefit obligation for each of the years ended September 30, 1999 and 1998 (in thousands):

                                                               1999      1998
                                                             --------  --------
   Net benefit obligation at the beginning of the year...... $105,857  $ 78,972
   Effect of Sverdrup merger................................  241,749       --
   Service cost.............................................    8,828     2,451
   Interest cost............................................   18,833     6,468
   Participants' contributions..............................    2,449       817
   Actuarial (gains) losses.................................  (13,228)   12,943
   Benefits paid............................................  (13,076)   (4,966)
   Effects of plan amendments...............................   (2,680)      --
   Special termination benefits.............................      592       --
   Settlements..............................................  (23,449)      --
   Other....................................................   (9,000)    9,172
                                                             --------  --------
   Net benefit obligation at the end of the year............ $316,875  $105,857
                                                             ========  ========

  The following table sets forth the change in the plans' assets for each of the years ended September 30, 1999 and 1998 (in thousands):

                               1999      1998
                             --------  --------
   Fair value of plan
    assets at the beginning
    of the year............  $122,449  $ 97,979
   Effect of Sverdrup
    merger.................   220,411       --
   Actual return on plan
    assets.................    13,016    17,893
   Employer contributions..    10,675       --
   Participants'
    contributions..........     2,449       817
   Customer note payment...    (2,000)      --
   Gross benefits paid.....   (36,524)   (4,966)
   Other...................    (9,556)   10,726
                             --------  --------
   Fair value of plan
    assets at the end of
    the year...............  $320,920  $122,449
                             ========  ========

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  In both of the preceding tables, "Other" consists primarily of the effects of exchange rate fluctuations used to translate the information disclosed therein.

  The following table reconciles the funded status of the plans, as well as amounts recognized and not recognized in the accompanying consolidated balance sheets at September 30, 1999 and 1998 (in thousands):

                                                                 1999    1998
                                                                ------  -------
   Funded status at the end of the year........................ $4,045  $16,592
   Unrecognized actuarial (gains) losses.......................  1,246   (4,320)
   Other.......................................................    (75)    (343)
                                                                ------  -------
   Net amount recognized at end of the year.................... $5,216  $11,929
                                                                ======  =======

  Amounts recognized in the accompanying consolidated balance sheets at September 30, 1999 and 1998 consisted of the following (in thousands):

                                                                 1999    1998
                                                                ------- -------
   Prepaid pension asset....................................... $18,704 $11,929
   Accrued benefit liability...................................  13,488     --
                                                                ------- -------
   Net amount recognized at the end of the year................ $ 5,216 $11,929
                                                                ======= =======

  The pension plans have a total, net over-funded status of approximately $4,045,000 and $16,592,000 at September 30, 1999 and 1998, respectively. The
1999 amount is net of two pension plans under operating contracts with the United States government which were under funded by a total of approximately $14,865,000. Included in other assets at September 30, 1999 is $11,059,000 representing the accumulated excess funding of benefits over the amounts reimbursed by the U.S. government in connection with an operating contract.

  The components of net periodic pension cost for each of the years ended September 30, 1999, 1998 and 1997 were as follows (in thousands):

                                                      1999     1998     1997
                                                    --------  -------  -------
   Service costs................................... $  8,857  $ 2,451  $ 1,258
   Interest cost...................................   18,899    6,468    5,624
   Expected return on plan assets..................  (24,957)  (8,259)  (6,824)
                                                    --------  -------  -------
   Net periodic costs, before the effects of
    special termination............................    2,799      660       58
   Special termination.............................      820      --       --
                                                    --------  -------  -------
   Total net periodic pension cost................. $  3,619  $   660  $    58
                                                    ========  =======  =======

  The significant actuarial assumptions used in determining the funded status of the plans were as follows:

                                                           1999      1998  1997
                                                       ------------- ----  ----
   Weighted average discount rate..................... 6.5% to 7.75% 6.5%  8.0%
   Rate of compensation increases.....................  4.0% to 4.5% 4.5%  6.0%
   Expected return on plan assets.....................  7.3% to 9.5% 7.0%  8.5%
                                                       ============= ===   ===

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  Multiemployer Plans

  In the United States, the Company contributes to various trusteed pension plans covering hourly construction employees under industry-wide agreements. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded benefits, if any. Company contributions to these plans totalled $3,835,300, $4,025,300 and $2,694,700 for the years ended September 30, 1999, 1998 and 1997, respectively.

8. Savings and Deferred Compensation Plans

  Savings Plans

  The Company maintains savings plans for substantially all of its domestic, nonunion employees, which allow participants to make contributions by salary deduction pursuant to section 401(k) of the Internal Revenue Code. The Company's contributions to these plans totalled $16,044,700, $9,568,700 and $8,710,500, for fiscal 1999, 1998 and 1997, respectively. Company contributions are generally voluntary, and represent a partial matching of employee contributions.

  Deferred Compensation Plans

  The Company's Executive Security Plan ("ESP") and Executive Deferral Plans ("EDP") are nonqualified deferred compensation programs that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. Benefit payments under both plans are funded by a combination of contributions from participants and the Company, and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. Amounts charged to expense relating to these programs for the years ended September 30, 1999, 1998 and 1997 were $2,394,900, $1,588,800 and $1,672,600, respectively. Included in other deferred liabilities in the accompanying consolidated balance sheets at September 30, 1999 and 1998 was $22,778,800 and $22,847,700, respectively, relating to the ESP and EDP plans.

9. Stock Purchase and Stock Option Plans

  Stock Purchase Plan

  The Company's 1989 Employee Stock Purchase Plan (the "1989 ESPP") provides for the granting of options to participating employees to purchase shares of the Company's common stock. The participants' purchase price is the lower of 90% of the common stock's closing market price on either the first or last day of the option period (as defined). A summary of shares issued through the 1989 ESPP for the years ended September 30, 1999, 1998 and 1997 follows:

                                                 1999        1998       1997
                                              ----------- ---------- ----------
   Aggregate purchase price.................. $10,306,530 $7,495,590 $7,067,700
   Shares purchased..........................     385,017    302,514    325,110
                                              ----------- ---------- ----------

  At September 30, 1999, there were 807,949 shares reserved for issuance under the 1989 ESPP.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  Stock Option Plan

  The Company has an incentive stock plan (the "1981 Plan") which provides for the issuance of shares of common stock to employees and outside directors. The Company may grant four types of incentive awards under the 1981 Plan: incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock. At September 30, 1999, there were 2,651,481 shares of common stock reserved for issuance under the 1981 Plan.

  The following is a summary of the transactions under the 1981 Plan for each of the years ended September 30, 1999, 1998 and 1997:

                                                                        Weighted
                                                                        Average
                                                             Number of  Exercise
                                                              Options    Price
                                                             ---------  --------
   Outstanding at September 30, 1996........................ 1,789,323   $21.69
   Granted..................................................   472,000    22.66
   Exercised................................................  (270,969)   15.35
   Cancelled or expired.....................................   (61,520)   20.46
                                                             ---------   ------
   Outstanding at September 30, 1997........................ 1,928,834    22.85
   Granted..................................................   577,500    28.80
   Exercised................................................  (216,904)   18.78
   Cancelled or expired.....................................   (74,980)   23.50
                                                             ---------   ------
   Outstanding at September 30, 1998........................ 2,214,450    24.79
   Granted..................................................   611,000    34.62
   Exercised................................................  (306,819)   23.55
   Cancelled or expired.....................................   (18,400)   26.31
                                                             ---------   ------
   Outstanding at September 30, 1999........................ 2,500,231    27.33
                                                             =========   ======

  Certain other information regarding the Company's stock options follows:

                                      1999            1998            1997
                                 --------------- --------------- --------------
At September 30:
 Range of exercise prices for
  options outstanding........... $16.58 - $37.36 $16.58 - $31.94 $5.31 - $28.56
 Options exercisable............         994,681         907,900        807,034
 Options available for grant....         151,250         748,850      1,266,370
For the fiscal year ended:
 Range of prices for options
  exercised..................... $16.58 - $28.79 $ 5.31 - $27.88 $7.94 - $27.88
 Weighted average fair value of
  options granted...............          $17.33          $13.79         $10.83
                                 --------------- --------------- --------------

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  The following table presents information regarding options outstanding and exercisable at September 30, 1999:

                                                                    Options
                                      Options Outstanding         Exercisable
                                 ------------------------------ ----------------
                                            Weighted
                                             Average
                                            Remaining  Weighted         Weighted
                                           Contractual Average          Average
     Range  of                                Life     Exercise         Exercise
   Exercise Prices                Number   (in years)   Price   Number   Price
   ---------------               --------- ----------- -------- ------- --------
   $16.58 - $20.61..............   386,831     4.4      $19.52  242,931  $19.13
   $20.72 - $25.84..............   712,300     5.2      $23.43  417,600  $23.27
   $26.88 - $28.79..............   577,600     6.8      $27.89  286,100  $27.94
   $29.38 - $37.36..............   823,500     9.2      $33.99   48,050  $31.83
                                 ---------     ---      ------  -------  ------
                                 2,500,231     6.8      $27.33  994,681  $24.01
                                 =========     ===      ======  =======  ======

  Options outstanding at September 30, 1999 consisted entirely of nonqualified stock options. The 1981 Plan allows participants to satisfy the exercise price on exercises of stock options by tendering to the Company shares of the Company's common stock already owned by the participants. Shares so tendered are retired and canceled by the Company and are shown as repurchases of common stock in the accompanying consolidated statements of stockholders' equity.

  During the years ended September 30, 1999, 1998 and 1997, the Company issued 8,000, 12,000 and 5,500 shares, respectively, of restricted stock under the 1981 Plan. The restrictions generally relate to the recipient's ability to sell or otherwise transfer the stock. There are also restrictions that subject the stock to forfeiture back to the Company until earned by the recipient through continued employment. The restrictions lapse over five years.

 Pro Forma Disclosures

  As discussed in Note 1, the Company accounts for stock issued to employees and outside directors in accordance with APB 25. Statement of Financial Accounting Standards No. 123 -- Accounting for Stock-Based Compensation ("SFAS 123") prescribes an optional, fair-value based method of accounting for stock issued to employees and others. Had the Company determined compensation cost under SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts as follows (in thousands, except per share data):

                                                           For the Years Ended
                                                              September 30,
                                                         -----------------------
                                                          1999    1998    1997
                                                         ------- ------- -------
   Net earnings:
    As reported......................................... $65,445 $54,385 $46,895
    Pro forma...........................................  57,976  50,418  43,022
   Earnings per share:
    Basic:
     As reported........................................ $  2.54 $  2.12 $  1.82
     Pro forma..........................................    2.25    1.96    1.67
    Diluted:
     As reported........................................    2.47    2.08    1.80
     Pro forma..........................................    2.19    1.93    1.66
                                                         ======= ======= =======

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                            1999   1998   1997
                                                            -----  -----  -----
   Dividend yield..........................................     0%     0%     0%
   Expected volatility..................................... 25.30% 24.22% 21.57%
   Risk-free interest rate.................................  5.40%  5.62%  6.50%
   Expected life of options (in years).....................  6.76   7.40   6.25
                                                            -----  -----  -----

  The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Like all option-pricing models, the Black-Scholes model requires the use of highly subjective assumptions including the expected volatility of the underlying stock price. Since the Company's stock options possess characteristics significantly different from those of traded options, changes in the subjective input assumptions can materially affect the fair value estimates of the Company's options. The Company believes that existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

  The effects of applying SFAS 123 for these pro forma disclosures are not likely to be representative of the effects on reported earnings for future years as options vest over several years and additional awards are generally made each year.

10. Income Taxes

  The following is a summary of the Company's consolidated income tax expense (in thousands):

                                                       1999     1998     1997
                                                      -------  -------  -------
   Current taxes:
    Federal.......................................... $31,603  $25,873  $23,255
    State............................................   5,137    4,729    4,515
    Foreign..........................................   4,053    6,528    4,519
                                                      -------  -------  -------
                                                       40,793   37,130   32,289
                                                      -------  -------  -------
   Deferred taxes:
    Federal..........................................  (1,263)  (2,340)  (1,563)
    State............................................    (453)    (391)    (172)
                                                      -------  -------  -------
                                                       (1,716)  (2,731)  (1,735)
                                                      -------  -------  -------
   Consolidated income tax expense................... $39,077  $34,399  $30,554
                                                      =======  =======  =======

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company's net deferred tax asset at September 30, 1999 and 1998 were as follows (in thousands):

                                                                1999     1998
                                                              --------  -------
   Deferred tax assets:
    Liabilities relating to employee benefit plans........... $ 34,250  $27,177
    Self-insurance reserves..................................   19,851    8,838
    Contract revenues and costs..............................   22,625   10,481
    Accrual for office consolidations........................    1,660      161
    Other, net...............................................      --       150
                                                              --------  -------
    Gross deferred tax assets................................   78,386   46,807
                                                              --------  -------
   Deferred tax liabilities:
    Depreciation and amortization............................   (4,977)  (4,805)
    Settlement of pension obligations........................   (4,367)     --
    Unremitted foreign earnings..............................   (2,709)  (2,458)
    State income and franchise taxes.........................   (1,534)  (1,732)
    Unrealized gain on securities available-for-sale.........   (1,599)     --
    Other, net...............................................     (447)     --
                                                              --------  -------
    Gross deferred tax liabilities...........................  (15,633)  (8,995)
                                                              --------  -------
   Net deferred tax asset.................................... $ 62,753  $37,812
                                                              ========  =======

  Included in other deferred liabilities in the consolidated balance sheets at September 30, 1999 and 1998 are deferred tax liabilities of $13,652,300 and $7,606,700, respectively.

  The reconciliations from the statutory federal income tax expense to the consolidated effective income tax expense for each of the years ended September 30, 1999, 1998 and 1997 follows (in thousands):

                                                       1999     1998     1997
                                                      -------  -------  -------
   Statutory amount.................................. $36,583  $31,075  $27,107
   State taxes, net of the federal benefit...........   3,045    2,819    2,824
   Other, net........................................    (551)     505      623
                                                      -------  -------  -------
                                                      $39,077  $34,399  $30,554
                                                      =======  =======  =======
   Rate used to compute statutory amount.............    35.0%    35.0%    35.0%
                                                      =======  =======  =======
   Consolidated effective income tax rate............    37.4%    38.7%    39.5%
                                                      =======  =======  =======

  During fiscal 1999, 1998 and 1997, the Company paid approximately $45,459,800, $26,240,900 and $32,038,000, respectively, in income taxes.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  For the years ended September 30, 1999, 1998 and 1997, consolidated earnings before taxes consisted of the following (in thousands):

                                                         1999    1998    1997
                                                       -------- ------- -------
   United States earnings............................. $ 87,247 $62,193 $61,420
   Foreign earnings...................................   17,275  26,591  16,029
                                                       -------- ------- -------
                                                       $104,522 $88,784 $77,449
                                                       ======== ======= =======

  United States income taxes, net of applicable credits, have been provided on the undistributed earnings of foreign subsidiaries, except in those instances where the earnings are expected to be permanently reinvested. At September 30, 1999, $7,830,800 of such undistributed earnings were expected to be permanently reinvested. Should these earnings be repatriated, approximately $2,070,700 of income taxes would be payable.

11. Commitments and Contingencies

  The Company leases certain of its facilities and equipment under operating leases with net aggregate future lease payments of approximately $123,669,800 at September 30, 1999 payable as follows (in thousands):

   Year ending September 30,
     2000............................................................. $ 37,657
     2001.............................................................   28,650
     2002.............................................................   21,028
     2003.............................................................   15,320
     2004.............................................................   11,916
     Thereafter.......................................................   33,468
                                                                       --------
                                                                        148,039
   Less -- amounts representing sublease income.......................  (24,369)
                                                                       --------
                                                                       $123,670
                                                                       ========

  Rent expense for fiscal years 1999, 1998 and 1997 amounted to $47,382,500, $29,393,000 and $29,978,000, respectively, and was offset by sublease income of approximately $3,716,300, $4,112,000 and $2,780,000, respectively.

  Letters of credit outstanding at September 30, 1999 totalled $68,397,300.

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

  The Company has entered into an employment agreement expiring September 30, 2004 with the Chairman of its Board of Directors. The agreement provides for annual base payments of $432,000 to either the Chairman or, in the event of his death, his beneficiary. The agreement also provides that the Chairman may participate in any bonus plan sponsored by the Company, specifies certain promotional and other activities to be performed by the Chairman in the event he leaves employment with the Company and contains other provisions, including some intended to prevent the Chairman from entering into any form of competition with the Company.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


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

  In 1998, the Company was notified by the U.S. Department of Justice that was intervening in a lawsuit filed against the Company by a former employee under the False Claims Act (the "Act"). The lawsuit alleges that the Company overbilled the U.S. government for lease costs paid by the Company and relating to its former headquarters building located in Pasadena, California. The lawsuit seeks actual damages of approximately $17.0 million, which, if a violation of the Act is found, would be trebled. Additional remedies available to the government include the possible imposition of civil penalties for each billing. Although the number of billings is contested, if a violation of the Act is found, such penalties would be at least $10.0 million. The Company has denied any wrongdoing in the method it used to account for the lease costs in question and has denied that it acted with the intent required for liability under the Act. The Company contends that all of the facts regarding the 1982 transaction-in-question were disclosed to the government, which repeatedly approved the Company's lease charges after conducting annual audits. The Company intends to continue to vigorously defend itself against the lawsuit.

12. Common and Preferred Stock

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

$0.01 per right by the Company in accordance with the Rights Plan. The rights will expire on December 20, 2000, unless earlier exchanged or redeemed.

13. Other Financial Information

  Other noncurrent assets consisted of the following at September 30, 1999 and 1998 (in thousands):

                                                                 1999    1998
                                                               -------- -------
   Prepaid pension costs...................................... $ 18,704 $11,929
   Reimbursable pension costs.................................   11,059     --
   Cash surrender value of life insurance policies............   30,228  26,920
   Investments................................................   32,024  20,277
   Notes receivable...........................................    6,597   1,785
   Miscellaneous..............................................    6,850   2,760
                                                               -------- -------
                                                               $105,462 $63,671
                                                               ======== =======

  Accrued liabilities consisted of the following at September 30, 1999 and 1998 (in thousands):

                                                                1999     1998
                                                              -------- --------
   Accrued payroll and related liabilities................... $143,110 $103,626
   Reserves..................................................   53,440   14,430
   Insurance liabilities.....................................   48,406   23,154
   Other.....................................................   37,011   20,342
                                                              -------- --------
                                                              $281,967 $161,552
                                                              ======== ========

  The increase of $39,010,000 in reserves was due primarily to the merger with Sverdrup, and related to accruals for various litigation exposures, costs of consolidating offices, and costs to complete planned workforce reductions.

14. Comprehensive Income

  Effective with the first quarter of fiscal 1999 ending December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes reporting and disclosure standards for comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

  The Company has disclosed the components of comprehensive income in the Statements of Consolidated Comprehensive Income and the Statements of Changes in Stockholders' Equity. SFAS 130 does not have any effect on the amounts previously reported for net earnings or stockholders' equity.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  The accumulated balances related to each component of other comprehensive income (loss), net of related income tax, are as follows (in thousands):

                                                                       Total
                                           Unrealized    Foreign    Accumulated
                                              Gains     Currency       Other
                                           (Losses) on Translation Comprehensive
                                           Securities  Adjustments Income (Loss)
                                           ----------- ----------- -------------
   Balances at September 30, 1996.........   $  621      $ 1,652      $ 2,273
   Changes during the year................     (507)      (3,444)      (3,951)
                                             ------      -------      -------
   Balances at September 30, 1997.........      114       (1,792)      (1,678)
   Changes during the year................     (113)          (9)        (122)
                                             ------      -------      -------
   Balances at September 30, 1998.........        1       (1,801)      (1,800)
   Changes during the year................    2,151       (3,946)      (1,795)
                                             ------      -------      -------
   Balances at September 30, 1999.........   $2,152      $(5,747)     $(3,595)
                                             ======      =======      =======

15. Segment Information

  Effective September 30, 1999, the Company adopted Statement of Financial Accounting Standards No. 131 -- Disclosure About Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 supercedes Statement of Financial Accounting Standards No. 14 -- Financial Reporting for Segments of a Business Enterprise ("SFAS 14"). SFAS 131 replaces the "industry approach" definition of "segment" that was promulgated by SFAS 14 with the "management approach" to identify an entity's reportable segments. Under the management approach, an entity's reportable segments are determined by the internal organization used by the entity's management for making operating decisions and assessing performance.

  The Company's principal business is to provide professional and technical services. The Company provides its services from offices located primarily throughout the United States, Europe, India and Australia.

  All of the Company's operations share similar economic characteristics. For example, all of the Company's operations are highly influenced by the general availability of qualified engineers and other professional staff. They also provide similar services, as well as share similar processes for delivering the Company's services. In addition, the use of technology among the Company's performance units is highly similar and consistent throughout the Company's organization, as is the Company's customer base (although the Company's operations outside the United States do very little work with the U.S. federal government), and the Company's quality assurance and safety programs. Accordingly, based on these similarities, the Company has concluded that its operations may be aggregated into one reportable segment for purposes of this disclosure.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  The following table presents information by geographic area:

                                                                         Long-
                                                               Total     lived
                                                              Revenues   Assets
                                                             ---------- --------
   1999:
    United States........................................... $2,421,871 $116,984
    Europe..................................................    440,545   10,376
    Asia....................................................     12,591   12,293
                                                             ---------- --------
     Total.................................................. $2,875,007  139,653
                                                             ---------- --------
   1998:
    United States........................................... $1,676,997 $ 78,742
    Europe..................................................    410,944   11,032
    Asia....................................................     13,204   10,791
                                                             ---------- --------
     Total.................................................. $2,101,145 $100,565
                                                             ---------- --------
   1997:
    United States........................................... $1,363,016 $ 59,758
    Europe..................................................    412,298   23,667
    Asia....................................................      5,302    9,976
                                                             ---------- --------
     Total.................................................. $1,780,616 $ 93,401
                                                             ---------- --------

  Asia consists primarily of the Company's operations in India. Revenues were earned from unaffiliated customers located primarily within the respective geographic areas. Long-lived assets consist of property and equipment, net of accumulated depreciation and amortization. The results of the Company's operations in Mexico, Chile and Australia, and the Company's investment in long-lived assets in those geographic areas were not material.

  For the years ended September 30, 1999, 1998 and 1997, projects with or for the benefit of agencies of the U.S. federal government accounted for 17.4%, 12.1% and 12.0%, respectively, of total revenues. Within the private sector, no single client accounted for 10% or more of total revenues in either 1999 or 1998. One private-sector client accounted for 15.3% of total revenues in 1997.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Quarterly Data -- Unaudited

  Summarized quarterly financial information for the years ended September 30, 1999, 1998 and 1997 is presented below (in thousands, except per share amounts):

                                   First    Second   Third    Fourth    Fiscal
                                  Quarter  Quarter  Quarter  Quarter     Year
                                  -------- -------- -------- -------- ----------
1999
Revenues......................... $555,172 $779,874 $771,905 $768,056 $2,875,007
Operating profit.................   23,165   28,142   28,515   28,473    108,295
Earnings before taxes............   24,054   25,872   26,818   27,778    104,522
Net earnings.....................   15,155   16,170   16,760   17,360     65,445
Earnings per share:
 Basic...........................     0.59     0.63     0.65     0.67       2.54
 Diluted.........................     0.58     0.61     0.63     0.65       2.47
Stock price:
 High............................   40.750   42.750   42.688   38.563     42.750
 Low.............................   26.938   35.250   35.563   32.125     26.938
                                  -------- -------- -------- -------- ----------
1998
Revenues......................... $506,359 $524,776 $525,034 $544,976 $2,101,145
Operating profit.................   20,250   21,717   22,474   22,043     86,484
Earnings before taxes............   21,001   21,838   22,753   23,192     88,784
Net earnings.....................   12,810   13,320   13,880   14,375     54,385
Earnings per share:
 Basic...........................     0.50     0.52     0.54     0.56       2.12
 Diluted.........................     0.49     0.51     0.53     0.55       2.08
Stock price:
 High............................   31.000   32.375   34.250   33.250     34.250
 Low.............................   24.688   24.750   29.500   25.125     24.688
                                  -------- -------- -------- -------- ----------
1997
Revenues......................... $433,649 $437,735 $430,177 $479,055 $1,780,616
Operating profit.................   16,989   17,761   18,596   20,215     73,561
Earnings before taxes............   17,997   18,907   19,818   20,727     77,449
Net earnings.....................   10,870   11,420   11,970   12,635     46,895
Earnings per share:
 Basic...........................     0.42     0.44     0.47     0.49       1.82
 Diluted.........................     0.42     0.44     0.46     0.48       1.80
Stock price:
 High............................   25.000   28.500   27.875   32.563     32.563
 Low.............................   21.250   23.500   23.250   26.250     21.250
                                  -------- -------- -------- -------- ----------

  As disclosed last year, the Company adopted SFAS 128 -- Earnings per Share effective with the first quarter of fiscal 1998 ending December 31, 1997, and accordingly restated prior period EPS data.

  The Company's common stock is listed on the New York Stock Exchange. At September 30, 1999, there were 1,208 stockholders of record.

                         REPORT OF ERNST & YOUNG LLP,
                             INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

  We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Los Angeles, California
November 3, 1999

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