Form 10-K, Exhibit 13
period 2000-09-30
JACOBS ENGINEERING GROUP INC /DE/
filed 2000-12-27
CIK 52988

                                                                      EXHIBIT 13


                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                      WITH REPORT OF INDEPENDENT AUDITORS

                              September 30, 2000

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                              SELECTED HIGHLIGHTS
             For the Years Ended September 30, 2000, 1999 and 1998
             (Dollars in thousands, except per share information)

                                                2000        1999        1998
                                             ----------  ----------  ----------
Revenues.................................... $3,418,942  $2,875,007  $2,101,145
Net earnings................................     50,981      65,445      54,385
                                             ----------  ----------  ----------
Per share information:
 Basic EPS.................................. $     1.95  $     2.54  $     2.12
 Diluted EPS................................       1.93        2.47        2.08
 Net book value.............................      18.72       16.95       14.23
 Closing year-end stock price...............    40.3125       32.50       31.00
                                             ----------  ----------  ----------
Total assets................................ $1,384,376  $1,220,186  $  807,489
Stockholders' equity........................    495,543     448,717     371,405
Return on average equity....................      10.80%      15.96%      15.63%
Stockholders of record......................      1,115       1,208       1,352
                                             ----------  ----------  ----------
Backlog:
 Professional technical services............ $2,375,300  $1,760,000  $1,004,500
 Total......................................  5,430,100   4,448,200   3,329,500
                                             ----------  ----------  ----------
Permanent staff.............................     18,812      15,900      10,080
                                             ----------  ----------  ----------

  Net earnings for fiscal 2000 includes an after-tax charge of $23,749, or $0.89 per diluted share, relating to the settlement of certain litigation.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                       For the Years Ended September 30
                 (In thousands, except per share information)

                             2000        1999        1998        1997        1996
                          ----------  ----------  ----------  ----------  ----------
Results of Operations:
 Revenues...............  $3,418,942  $2,875,007  $2,101,145  $1,780,616  $1,798,970
 Net earnings...........      50,981      65,445      54,385      46,895      40,360
                          ----------  ----------  ----------  ----------  ----------
Financial Position:
 Current ratio..........   1.24 to 1   1.25 to 1   1.54 to 1   1.56 to 1   1.68 to 1
 Working capital........  $  167,160  $  144,638  $  197,659  $  178,203  $  155,569
 Current assets.........     851,023     729,620     566,007     497,361     383,644
 Total assets...........   1,384,376   1,220,186     807,489     737,643     572,505
 Long-term debt.........     146,820     135,371      26,221      54,095      36,300
 Stockholders' equity...     495,543     448,717     371,405     324,308     283,387
 Return on average
  equity................       10.80%      15.96%      15.63%      15.43%      15.46%
 Backlog:
  Professional technical
   services.............  $2,375,300  $1,760,000  $1,004,500  $  912,057  $  845,300
  Total.................   5,430,100   4,448,200   3,329,500   3,050,000   2,750,200
                          ----------  ----------  ----------  ----------  ----------
Per share Information:
 Basic EPS..............  $     1.95  $     2.54  $     2.12  $     1.82  $     1.58
 Diluted EPS............        1.93        2.47        2.08        1.80        1.56
 Stockholders' equity...       18.72       16.95       14.23       12.48       10.93
                          ----------  ----------  ----------  ----------  ----------
Average Number of Common
 and Common Stock
 Equivalents Outstanding
 (Diluted)..............      26,473      26,478      26,096      25,989      25,921
                          ----------  ----------  ----------  ----------  ----------

  Net earnings for fiscal 2000 includes an after-tax charge of $23,749, or $0.89 per diluted share, relating to the settlement of certain litigation.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                       For the Years Ended September 30
                 (In thousands, except per share information)

                             1995        1994        1993        1992        1991
                          ----------  ----------  ----------  ----------  ----------
Results of Operations:
 Revenues...............  $1,723,057  $1,165,754  $1,142,926  $1,106,427  $1,036,289
 Net earnings...........      32,242      18,767      28,670      26,605      20,385
                          ----------  ----------  ----------  ----------  ----------
Financial Position:
 Current ratio..........   1.44 to 1   1.41 to 1   1.61 to 1   1.56 to 1   1.41 to 1
 Working capital........  $  113,339  $  106,058  $  100,688  $   92,706  $   60,580
 Current assets.........     368,614     367,485     264,949     258,206     206,576
 Total assets...........     533,947     504,364     351,020     316,731     260,142
 Long-term debt.........      17,799      25,000         --          --          --
 Stockholders' equity...     238,761     200,433     173,797     139,813     106,936
 Return on average
  equity................       14.68%      10.03%      18.28%      21.56%      21.47%
 Backlog:
  Professional technical
   services.............  $  828,400  $  793,060  $  736,600  $  647,100  $  457,300
  Total.................   2,625,000   2,500,000   1,858,600   1,760,000   1,605,000
                          ----------  ----------  ----------  ----------  ----------
Per share Information:
 Basic EPS..............  $     1.28  $     0.75  $     1.17  $     1.14  $     0.89
 Diluted EPS............        1.27        0.75        1.15        1.11        0.86
 Stockholders' equity...        9.41        7.96        6.96        5.81        4.50
                          ----------  ----------  ----------  ----------  ----------
Average Number of Common
 and Common Stock
 Equivalents Outstanding
 (Diluted)..............      25,384      25,173      24,964      24,070      23,763
                          ----------  ----------  ----------  ----------  ----------

  Net earnings for fiscal 1994 included special charges totaling $10,200, or $0.40 per diluted share.

  Net earnings for fiscal 1992 included a net gain of $2,118, or $0.09 per diluted share, from the sale of 40% of the Company's holdings of the common stock of Genetics Institute, Inc.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

  The following table sets forth the Company's revenues by type of service provided for each year ended September 30 (in thousands):

                                                   2000       1999       1998
                                                ---------- ---------- ----------
   Project Services...........................  $1,809,309 $1,318,027 $  861,608
   Construction...............................     969,792    994,479    961,576
   Operations and Maintenance.................     521,609    474,511    266,798
   Process, Scientific and Systems Consulting.     118,232     87,990     11,163
                                                ---------- ---------- ----------
                                                $3,418,942 $2,875,007 $2,101,145
                                                ========== ========== ==========

  The Company focuses its services on certain industry groups and markets, which the Company believes has sufficient common needs to permit cross-utilization of its resources. The following table sets forth the Company's revenues by these industry groups and markets for each year ended September 30 (in thousands):

                                                   2000       1999       1998
                                                ---------- ---------- ----------
   Chemicals and Polymers...................... $  693,034 $  796,501 $  785,727
   Federal Programs............................    614,048    481,302    169,474
   Buildings...................................    539,691    454,589    314,293
   Pharmaceuticals and Biotechnology...........    481,947    373,520    211,501
   Exploration, Production and Refining........    280,942    243,311    255,579
   Pulp and Paper..............................    254,861     99,189    191,595
   Infrastructure..............................    238,278    218,828     11,278
   Technology and Manufacturing................    213,557    173,023    128,501
   Other.......................................    102,584     34,744     33,197
                                                ---------- ---------- ----------
                                                $3,418,942 $2,875,007 $2,101,145
                                                ========== ========== ==========

  "Other" includes projects for clients operating in a number of industries, including food and beverage, and basic resources (mining, minerals and fertilizers).

 2000 Compared to 1999

  On February 16, 2000, the Company completed the first phase of an anticipated two-part transaction to acquire the engineering and contracting business of Stork N.V., the Netherlands ("Stork") for a total purchase price of EUR 25.0 million (approximately $24.2 million). The first phase of the Stork transaction was accounted for as a purchase. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, which may be adjusted further, resulted in goodwill of approximately $32.4 million, which is being amortized over 40 years on a straight-line basis. The Company's consolidated results of operations for fiscal 2000 include the results of Stork's operations since the acquisition date. The effect of Stork on the Company's consolidated results of operations for fiscal 2000 was not material. The Company's consolidated revenues of $3,418.9 million for fiscal 2000 include $87.2 million of revenues from Stork's operations since the acquisition date.

  In January 1999, the Company completed its merger with Sverdrup Corporation ("Sverdrup"). Accordingly, Sverdrup's results of operations are included in the Company's consolidated results of operations for all of fiscal 2000, compared to only the second, third and fourth quarters of fiscal 1999.

  The Company recorded net earnings of $51.0 million, or $1.93 per diluted share, for the fiscal year ended September 30, 2000, compared to net earnings of $65.4 million, or $2.47 per diluted share for fiscal 1999.

  Net earnings for fiscal 2000 included a first quarter pre-tax provision for litigation settlement of $38.0 million ($23.7 million after-tax). This special, one-time pre-tax charge, which consisted of the settlement amount of $35.0 million and related litigation costs of $3.0 million, resulted from an agreement with the United States Department of Justice to settle a previously disclosed whistleblower suit. The suit alleged that the Company improperly charged the U.S. government for lease costs associated with its former headquarters building, which the Company sold and leased back in 1982, and then permanently vacated in 1997. The Company denied the government's allegations in the suit but agreed to the settlement to avoid the costs and risks of further litigation. The settlement was paid in March 2000 and has no continuing impact on the Company's operating results.

  Excluding the after-tax impact of this special litigation charge, the Company's operations for fiscal 2000 resulted in net earnings of $74.7 million, or $2.82 per diluted share.

  Total revenues for fiscal 2000 increased by $543.9 million, or 18.9%, to $3,418.9 million, compared to $2,875.0 million for fiscal 1999. This increase reflects the inclusion of Sverdrup's operations for the entire fiscal 2000 as compared to only the second, third and fourth quarters of fiscal 1999. Excluding the impact of Sverdrup's operations on the Company's revenues during the first quarter of fiscal 2000, total revenues increased by $320.7 million, or 11.2% on a year-to-date basis.

  Revenues from project services activities, which includes design, engineering and agency construction management services, increased by $491.3 million, or 37.3%, to $1,809.3 million during fiscal 2000, compared to $1,318.0 million for fiscal 1999. Excluding the impact of Sverdrup's operations on the Company's revenues during the first quarter of fiscal 2000, revenues from project services activities increased by $345.0 million, or 26.2% on a year-to-date basis.

  Revenues from construction services of $969.8 million in fiscal 2000 were consistent with revenue levels during fiscal 1999 and 1998 of $994.5 million and $961.6 million, respectively.

  Revenues from operations and maintenance ("O&M") activities increased by $47.1 million, or 9.9%, to $521.6 million during fiscal 2000, compared to $474.5 million for fiscal 1999. The increase of $47.1 million in O&M revenues in fiscal 2000 was due to the inclusion of Sverdrup's operations for the entire fiscal 2000 as compared to only the second, third and fourth quarters of fiscal 1999.

  Revenues from process, scientific and systems consulting services increased by $30.2 million, or 34.4%, to $118.2 million during fiscal 2000, compared to $88.0 million for fiscal 1999. Approximately $24.4 million, or 81% of the increase in revenues from process, scientific and systems consulting services during fiscal 2000 was due to the inclusion of Sverdrup's operations for the entire fiscal 2000 as compared to only the second, third and fourth quarters of fiscal 1999. Prior to the merger with Sverdrup, the Company's revenues from process, scientific and systems consulting service activities were minimal.

  As a percentage of revenues, direct costs of contracts was 87.3% for the fiscal year ended September 30, 2000, compared to 86.2% for fiscal 1999. The percentage relationship between direct costs of contracts and revenues will fluctuate between reporting periods depending on a variety of factors including the mix of business during the reporting periods being compared, as well as the level of margins earned from the various services provided by the Company. The movement in this percentage relationship was due primarily to proportionately lower margins earned on the Company's new volume of business during fiscal 2000 as compared to fiscal 1999.

  Selling, general and administrative ("SG&A") expenses for fiscal 2000 increased by $22.0 million, or 7.6%, to $311.1 million, compared to $289.0 million in fiscal 1999. The increase of $22.0 million in SG&A expenses during fiscal 2000 was due to the inclusion of Sverdrup's operations for the entire fiscal 2000 as compared to only the second, third and fourth quarters of fiscal 1999. As a percentage of revenues, however, SG&A expenses for fiscal 2000 decreased to 9.1%, compared to 10.1% last year, reflecting the Company's continuing efforts to control costs.

  During fiscal 2000, the Company's operating profit (defined as revenues, less direct costs of contracts and SG&A expenses) increased by $16.3 million, or 15.1%, to $124.6 million, compared to $108.3 million during fiscal 1999. The increase in the Company's operating profit for fiscal 2000 as compared to last year was due primarily to significant increases in business volume and reduced SG&A expenses as a percentage of revenues.

  During fiscal 2000, interest expense increased by 30.3%, or $2.7 million, to $11.4 million, compared to interest expense of $8.8 million last year. The increase in interest expense in fiscal 2000 as compared to fiscal 1999 was due to additional borrowings from the Company's $230.0 million revolving credit facility at higher interest rates compared to fiscal 1999. At September 30, 2000 and 1999, outstanding borrowings under this facility were $138.9 million and $118.1 million, respectively. During fiscal 2000, the Company borrowed $103.9 million from the same facility, primarily to pay the $35.0 million litigation settlement, to partially finance the first phase of the Stork acquisition for approximately $14.8 million, to fund $13.7 million of stock repurchases as discussed below, and the balance to cover working capital requirements.

  The Company recorded $2.2 million of net miscellaneous income during fiscal 2000, compared to net miscellaneous income of $2.0 million for fiscal 1999. Included in net miscellaneous income in fiscal 2000 were one-time charges totaling $4.6 million relating to a terminated retirement plan and impairment of a non-operating investment. Offsetting these one-time charges was approximately $5.2 million representing the break-up fee and expense reimbursement amount received from Stone & Webster, Inc., net of associated costs and expenses. The fee and expense reimbursement was received as a result of the termination of an asset purchase agreement between the Company and Stone & Webster, Inc.

  The Company recorded income tax expense of $30.3 million and $39.1 million in fiscal 2000 and 1999, respectively. The Company's overall effective tax rate was 37.3% for fiscal 2000, compared to an effective tax rate of 37.4% for fiscal 1999.

 1999 Compared to 1998

  As discussed above, the Company completed its merger with Sverdrup Corporation in January 1999. Sverdrup provides engineering, architecture, construction and scientific services for public and private sector clients in the United States and internationally.

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

  Revenues from project services activities increased by $456.4 million, or 53.0%, to $1,318.0 million during fiscal 1999, compared to $861.6 million for fiscal 1998. Approximately 40.4% of the increase in project services revenues during the current fiscal year was generated by the Company's continuing U.S. and European operations, with the balance attributable to Sverdrup's operations.

  Revenues from construction services increased by $32.9 million, or 3.4%, to $994.5 million during fiscal 1999, compared to $961.6 million for fiscal 1998.

  With the resources and complementary technical and professional skills that the merger with Sverdrup added to the Company's skills base, and with the new clients Sverdrup added to the Company's client base, the Company has expanded its capabilities in the areas of O&M, and process, scientific and systems consulting services. Revenues from O&M activities increased by $207.7 million, or 77.9%, to $474.5 million during fiscal 1999, compared to $266.8 million for fiscal 1998. Approximately 71.2% of the increase in O&M revenues during the current fiscal year was generated by Sverdrup's operations, with the balance attributable to the Company's continuing U.S. and European operations. During fiscal 1999, the Company realized revenues of $88.0 million from process, scientific and systems consulting services. Prior to fiscal 1999 and the merger with Sverdrup, the Company's revenues from process, scientific and systems consulting service activities were minimal.

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

  SG&A expenses for fiscal 1999 increased by $105.0 million, or 57.0%, to $289.0 million, compared to $184.0 million for fiscal 1998. The increase in SG&A expenses during the twelve months ended September 30, 1999 was due almost entirely to the operations of Sverdrup.

  During fiscal 1999, the Company's operating profit increased by $21.8 million, or 25.2%, to $108.3 million, compared to $86.5 million for fiscal 1998. The increase in the Company's operating profit from 1998 to 1999 was due primarily to the increase in business volume, combined with an increase in margin rates, as discussed above.

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

Backlog

  Backlog represents the total dollar amount of revenues the Company expects to record in the future as a result of performing work under contracts that have been awarded to it. The Company's policy with respect to O&M contracts, however, is to include in backlog the amount of revenues it expects to receive for one succeeding year, regardless of the life of the contract. For federal programs (other than federal O&M contracts), the Company's policy is to include in backlog the full contract award, whether funded or unfunded, and exclude option periods.

  In accordance with industry practice, substantially all of the Company's contracts are subject to cancellation or termination at the option of the client. However, the Company has not experienced cancellations that have had a material effect on the reported backlog amounts. In a situation where a client terminates a contract, the Company would ordinarily be entitled to receive payment for work performed up to the date of termination and, in certain instances, may be entitled to allowable termination and cancellation costs. While management uses all information available to it to determine backlog, the Company's backlog at any given time is subject to changes in the scope of services to be provided as well as increases or decreases in costs relating to the contracts included therein.

  The following table summarizes the Company's total backlog at September 30, 2000, 1999 and 1998 (in millions):

                                                       2000     1999     1998
                                                     -------- -------- --------
   Professional technical services.................. $2,375.3 $1,760.0 $1,004.5
   Total............................................  5,430.1  4,448.2  3,329.5
                                                     ======== ======== ========

  Total backlog at September 30, 2000 included approximately $1.4 billion, or 26.4% of total backlog, relating to work to be performed either directly or indirectly for the U.S. federal government and its agencies. This compares to approximately $1.5 billion and $800.0 million of U.S. federal backlog at September 30, 1999 and 1998, respectively. Most of these federal contracts extend beyond one year. In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

  The Company's backlog for fiscal 2000 increased by $981.9 million, or 22.1%, to $5.4 billion, compared to fiscal 1999, and increased in fiscal 1999 by $1.1 billion, or 33.6%, to $4.4 billion, compared to fiscal 1998. The increase in fiscal 2000 as compared to fiscal 1999 was attributable primarily to new awards in the semiconductor, pharmaceuticals and biotechnology, and infrastructure areas of the Company's business. The increase in fiscal 1999 as compared to fiscal 1998 was attributable primarily to the Sverdrup merger, combined with new awards in the pharmaceuticals area of the Company's business.

  The Company estimates that approximately $2.8 billion, or 52.5% of total backlog at September 30, 2000 will be realized as revenues within the next fiscal year.

Effects of Inflation

  During fiscal 2000 and 1999, 77% and 73%, respectively, of the Company's revenues were realized from cost-reimbursable type contracts. Because a significant portion of the Company's revenues continues to be earned under cost-reimbursable type contracts, the effects of inflation on the

Company's financial condition and results of operations have been generally low. However, as the Company expands its business into markets and geographical areas where fixed-price and lump-sum work may be more prevalent, inflation may begin to have a larger impact on the Company's results of operations. To the extent permitted by competition, the Company intends to continue to emphasize contracts which are either cost-reimbursable or negotiated fixed-price. For contracts the Company accepts with fixed-price or lump-sum terms, the Company monitors closely the actual costs on the project as they compare to the budget estimates. On these projects, the Company also attempts to secure fixed-price commitments from key subcontractors and vendors. However, due to the competitive nature of the Company's industry, combined with the fluctuating demands and prices associated with personnel, equipment and materials the Company traditionally needs in order to perform on its contracts, there can be no guarantee that inflation will not effect the Company's results of operations in the future.

Liquidity and Capital Resources

  During fiscal year 2000, the Company's cash and cash equivalents increased by $12.4 million, to $65.8 million. This compares to a net decrease of $47.8 million, to $53.5 million, during fiscal 1999, and to a net increase of $45.3 million, to $101.3 million, during fiscal 1998. During fiscal 2000, the Company experienced net cash outflows from investing activities and the effect on cash of exchange rate changes, of $106.7 million and $5.1 million, respectively, offset in part by net cash inflows from operating and financing activities of $81.3 million and $42.8 million, respectively.

  Operations resulted in net cash inflows of $81.3 million during fiscal 2000. This compares to a net contribution of $83.5 million and $91.7 million during fiscal 1999 and 1998, respectively. The $2.2 million decrease in cash provided by operations in fiscal 2000 as compared to fiscal 1999 was due primarily to a decrease in inflows of $18.6 million relating to the timing of cash receipts and payments within the Company's working capital accounts, and a decrease of $14.5 million in net earnings, due primarily to the after-tax provision for litigation settlement of $23.7 million as discussed above. These outflows were partially offset by the effects of deferred income taxes, and depreciation and amortization of $21.6 million and $8.5 million, respectively.

  The Company's investing activities resulted in net cash outflows of $106.7 million during fiscal 2000. This compares to net cash outflows of $220.6 million and $9.6 million during fiscal 1999 and 1998, respectively. The net decrease of $113.9 million in cash used for investing activities in fiscal 2000 as compared to fiscal 1999 was due primarily to a $173.8 million decrease in cash used for acquisitions of businesses. This was partially offset by an increase of $28.9 million in other noncurrent assets, a decrease of $19.4 million in proceeds from sales of marketable securities and investments, and increases of $6.3 million and $5.4 million, respectively, in purchases of investments and additions to fixed assets. During the second quarter of fiscal 2000, the Company completed the first phase of an anticipated two-part transaction to acquire Stork for $27.3 million, which included merger related costs for the acquisition. During the same period last year, the Company merged with Sverdrup, requiring $201.1 million in cash, which included the associated costs of the merger. The proceeds from sales of equity securities and investments in fiscal 1999 were used to partially fund the merger with Sverdrup and pay down indebtedness relating to the merger.

  The Company's financing activities resulted in net cash inflows of $42.8 million during fiscal 2000. This compares to a net cash inflow of $92.6 million during fiscal 1999 and a net cash outflow of $36.7 million in fiscal 1998. The $49.8 million net decrease in cash provided by financing activities in fiscal 2000 as compared to fiscal 1999 was due primarily to a decrease of $66.3 million in proceeds from long-term borrowings, and to $13.7 million used for the purchases of common stock for treasury. These outflows were partially offset by a decrease of $18.8 million in the repayments of long-term borrowings. During fiscal 1999, the Company borrowed $165.0 million under a new long-term $230.0 million revolving credit facility to pay the initial merger consideration and the costs of the Sverdrup merger of $201.1 million, and $21.0 million of Sverdrup indebtedness existing at closing, and $5.1 million for other purposes. During fiscal 2000, the Company borrowed $103.9 million from the same facility, primarily to pay the $35.0 million litigation settlement, to partially finance the first phase of the Stork acquisition for approximately $14.8 million, to fund $13.7 million of stock repurchases as discussed below, and the balance to cover working capital requirements.

  The Company believes it has adequate capital resources to fund its operations in fiscal 2001 and beyond. The Company's consolidated working capital position was $167.2 million at September 30, 2000 compared to $144.6 million at September 30, 1999. As discussed earlier, the Company has a long-term $230.0 million revolving credit facility against which $138.9 million was outstanding at September 30, 2000 in the form of direct borrowings. At September 30, 2000, the Company had $49.8 million available through committed short-term credit facilities, of which $30.4 million was outstanding at that date in the form of direct borrowings and letters of credit.

  In December 1999, the Company reactivated its stock repurchase program that was suspended in September 1998 due to the then pending merger with Sverdrup in January 1999. The program authorizes the Company to buy-back up to 3.0 million shares of its common stock in the open market. Repurchases of common stock will be financed from existing credit facilities and available cash balances. During fiscal 2000, the Company repurchased 423,900 shares of its common stock in the open market at a cost of $13.7 million, all of which were subsequently reissued for its employee stock purchase and stock option plans. The Company has repurchased a total of 1,657,100 shares of its common stock since the inception of the program in 1996.

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

Year 2000 Compliance

  The Company completed its Year 2000 ("Y2K") compliance program prior to December 31, 1999 and made the transition into the Year 2000 with no disruptions to its systems or operations. The Company continues to monitor its internal systems, equipment and third-party relationships for any Y2K problems that may develop. A contingency plan for critical business applications and continuing project operations is in place in the event unidentified issues cause business disruptions. However, the Company does not expect such disruptions, if they occur, to have a materially adverse effect on its results of operations or financial condition.

Current Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 -- Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). As amended by Statement of Financial Accounting Standards No. 137 -- Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"), SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138-- Accounting for Certain Derivative Instruments and Certain Hedging Activities ("SFAS 138"). SFAS 138 amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. SFAS 138 will be adopted concurrently with SFAS 133.

  At September 30, 2000, the Company had no significant derivative financial instruments. Therefore, as of September 30, 2000, SFAS 133, 137 and 138 would have had no material impact on the Company's financial position or results of operations.

Forward-Looking Statements

  Statements included in this Management's Discussion and Analysis that are not based on historical facts are "forward-looking statements", as that term is discussed in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current estimates, expectations and projections about the issues discussed, the industries in which the Company's clients operate and the services the Company provides. By their nature, such forward-looking statements involve risks and uncertainties. The Company cautions the reader that a variety of factors could cause business conditions and results to differ materially from what is contained in its forward-looking statements. These factors include, but are not necessarily limited to, the following: increase in competition by foreign and domestic competitors; availability of qualified engineers and other professional staff needed to execute contracts; the timing of new awards and the funding of such awards; the ability of the Company to meet performance or schedule guarantees; cost overruns on fixed, maximum or unit priced contracts; the outcome of pending and future litigation and governmental proceedings; the cyclical nature of the individual markets in which the Company's customers operate; the successful closing and/or subsequent integration of any merger or acquisition transaction; and, the amount of any contingent consideration the Company may be required to pay in the future in connection with the Sverdrup merger (including the availability of financing that may be required). The preceding list is not all-inclusive, and the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this Management's Discussion and Analysis should also read the Company's most recent Annual Report on Form 10-K for a further description of the Company's business, legal proceedings and other information that describes factors that could cause actual results to differ from such forward-looking statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          September 30, 2000 and 1999
                    (In thousands, except share information)

                                                           2000        1999
                                                        ----------  ----------
ASSETS
Current Assets:
 Cash and cash equivalents............................. $   65,848  $   53,482
 Receivables...........................................    710,979     586,005
 Deferred income taxes.................................     61,968      76,405
 Prepaid expenses and other............................     12,228      13,728
                                                        ----------  ----------
  Total current assets.................................    851,023     729,620
                                                        ----------  ----------
Property, Equipment and Improvements, Net..............    150,491     139,653
                                                        ----------  ----------
Other Noncurrent Assets:
 Goodwill, net.........................................    269,043     245,451
 Other.................................................    113,819     105,462
                                                        ----------  ----------
  Total other noncurrent assets........................    382,862     350,913
                                                        ----------  ----------
                                                        $1,384,376  $1,220,186
                                                        ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Notes payable......................................... $   18,460  $    9,465
 Accounts payable......................................    224,063     186,287
 Accrued liabilities...................................    274,991     281,967
 Customers' advances in excess of related revenues.....    145,708      93,303
 Income taxes payable..................................     20,641      13,960
                                                        ----------  ----------
  Total current liabilities............................    683,863     584,982
                                                        ----------  ----------
Long-term Debt.........................................    146,820     135,371
                                                        ----------  ----------
Other Deferred Liabilities.............................     52,946      44,988
                                                        ----------  ----------
Minority Interests.....................................      5,204       6,128
                                                        ----------  ----------
Commitments and Contingencies

Stockholders' Equity:
 Capital stock:
  Preferred stock, $1 par value, authorized --
    1,000,000 shares, issued and outstanding -- none...        --          --
  Common stock, $1 par value, authorized -- 60,000,000
   shares; issued and outstanding -- 26,386,238 and
   26,142,992 shares, respectively.....................     26,386      26,143
 Additional paid-in capital............................     79,352      68,049
 Retained earnings.....................................    400,791     358,958
 Accumulated other comprehensive loss..................    (10,515)     (3,595)
                                                        ----------  ----------
                                                           496,014     449,555
 Unearned compensation.................................       (471)       (838)
                                                        ----------  ----------
  Total stockholders' equity...........................    495,543     448,717
                                                        ----------  ----------
                                                        $1,384,376  $1,220,186
                                                        ==========  ==========

        See the accompanying Notes to Consolidated Financial Statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
             For the Years Ended September 30, 2000, 1999 and 1998
                  (In thousands, except per share information)

                                            2000         1999         1998
                                         -----------  -----------  -----------
Revenues................................ $ 3,418,942  $ 2,875,007  $ 2,101,145
                                         -----------  -----------  -----------
Costs and Expenses:
 Direct costs of contracts..............  (2,983,247)  (2,477,678)  (1,830,618)
 Selling, general and administrative
  expenses..............................    (311,082)    (289,034)    (184,043)
                                         -----------  -----------  -----------
Operating Profit........................     124,613      108,295       86,484

Other (Expense) Income:
 Interest income........................       3,961        3,031        5,092
 Interest expense.......................     (11,420)      (8,767)      (2,356)
 Miscellaneous income (expense), net....       2,168        1,963         (436)
 Provision for litigation settlement....     (38,000)         --           --
                                         -----------  -----------  -----------
  Total other (expense) income..........     (43,291)      (3,773)       2,300
                                         -----------  -----------  -----------
Earnings Before Taxes...................      81,322      104,522       88,784
Income Tax Expense......................     (30,341)     (39,077)     (34,399)
                                         -----------  -----------  -----------
Net Earnings............................ $    50,981  $    65,445  $    54,385
                                         ===========  ===========  ===========
Net Earnings Per Share:
 Basic.................................. $      1.95  $      2.54  $      2.12
 Diluted................................ $      1.93  $      2.47  $      2.08
                                         ===========  ===========  ===========



        See the accompanying Notes to Consolidated Financial Statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
             For the Years Ended September 30, 2000, 1999 and 1998
                                 (In thousands)

                                                     2000     1999     1998
                                                    -------  -------  -------
Net Earnings....................................... $50,981  $65,445  $54,385
                                                    -------  -------  -------
Other Comprehensive Income (Loss):
 Unrealized gains (losses) on securities...........   2,101    3,470     (188)
 Foreign currency translation adjustments..........  (8,236)  (3,946)      (9)
                                                    -------  -------  -------
Other Comprehensive Loss Before Income Taxes.......  (6,135)    (476)    (197)
Income Tax (Expense) Benefit Relating to Other
 Comprehensive
 Income (Loss).....................................    (785)  (1,319)      75
                                                    -------  -------  -------
Other Comprehensive Loss...........................  (6,920)  (1,795)    (122)
                                                    -------  -------  -------
Total Comprehensive Income......................... $44,061  $63,650  $54,263
                                                    =======  =======  =======




        See the accompanying Notes to Consolidated Financial Statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             For the Years Ended September 30, 2000, 1999 and 1998
                                 (In thousands)

                                                    2000      1999      1998
                                                  --------  --------  --------
Common Stock:
 Balance at the beginning of the year............ $ 26,143  $ 25,867  $ 25,811
 Issuances under stock plans, net................      440       399       103
 Repurchases under stock plans...................     (197)     (131)      (59)
 Issuances of restricted stock, net of
  forfeitures....................................      --          8        12
                                                  --------  --------  --------
 Balance at the end of the year..................   26,386    26,143    25,867
                                                  --------  --------  --------
Additional Paid-in Capital:
 Balance at the beginning of the year............   68,049    55,698    52,186
 Issuances of common stock under stock plans,
  net............................................   12,078    12,399     3,521
 Repurchases of common stock under stock plans...     (764)     (293)     (353)
 Issuances of restricted stock, net of
  forfeitures....................................      (11)      245       344
                                                  --------  --------  --------
 Balance at the end of the year..................   79,352    68,049    55,698
                                                  --------  --------  --------
Retained Earnings:
 Balance at the beginning of the year............  358,958   300,296   249,791
 Net earnings....................................   50,981    65,445    54,385
 Issuances of treasury stock for stock option
  exercises......................................   (2,922)   (1,618)   (2,272)
 Repurchases of common stock under stock plans...   (6,226)   (5,165)   (1,608)
                                                  --------  --------  --------
 Balance at the end of the year..................  400,791   358,958   300,296
                                                  --------  --------  --------
Accumulated Other Comprehensive Income (Loss):
 Balance at the beginning of the year............   (3,595)   (1,800)   (1,678)
 Foreign currency translation adjustments........   (8,236)   (3,946)       (9)
 Net unrealized gains (losses) on securities.....    1,316     2,151      (113)
                                                  --------  --------  --------
 Balance at the end of the year..................  (10,515)   (3,595)   (1,800)
                                                  --------  --------  --------
Unearned Compensation:
 Balance at the beginning of the year............     (838)   (1,056)   (1,066)
 Amortization, net of issuances of restricted
  stock..........................................      367       218        10
                                                  --------  --------  --------
 Balance at the end of the year..................     (471)     (838)   (1,056)
                                                  --------  --------  --------
Treasury Stock, at Cost:
 Balance at the beginning of the year............      --     (7,600)     (736)
 Purchases of common stock for treasury..........  (13,714)      --    (18,046)
 Reissuances of treasury stock for stock option
  exercises......................................   13,714     7,600    11,182
                                                  --------  --------  --------
 Balance at the end of the year..................      --        --     (7,600)
                                                  --------  --------  --------
Total Stockholders' Equity....................... $495,543  $448,717  $371,405
                                                  ========  ========  ========

        See the accompanying Notes to Consolidated Financial Statements.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the Years Ended September 30, 2000, 1999 and 1998
                                 (In thousands)

                                                  2000       1999       1998
                                                ---------  ---------  --------
Cash Flows from Operating Activities:
 Net earnings.................................. $  50,981  $  65,445  $ 54,385
 Adjustments to reconcile net earnings to net
 cash flows from operations:
  Depreciation and amortization of property,
  equipment and improvements...................    33,192     26,259    20,847
  Amortization of goodwill.....................     6,906      5,327     2,337
  Amortization of deferred gains...............       --         --       (205)
  Gains on sales of assets.....................    (3,143)    (3,986)   (8,577)
  Changes in assets and liabilities, excluding
  the effects of businesses acquired:
   Receivables.................................  (105,541)   (10,897)  (25,135)
   Prepaid expenses and other current assets...       142        476     6,010
   Accounts payable............................    35,807     17,035    10,076
   Accrued liabilities.........................   (10,497)    25,107    16,757
   Customers' advances.........................    50,134    (30,879)    7,384
   Income taxes payable........................     8,526     (3,650)   12,525
  Deferred income taxes........................    14,437     (7,195)   (5,067)
  Other, net...................................       357        470       366
                                                ---------  ---------  --------
 Net cash provided by operating activities.....    81,301     83,512    91,703
                                                ---------  ---------  --------
Cash Flows from Investing Activities:
 Acquisitions of businesses, net of cash
  acquired.....................................   (27,284)  (201,052)      --
 Additions to property and equipment...........   (44,369)   (38,970)  (46,335)
 Disposals of property and equipment...........     3,357      4,926    26,766
 Net (increase) decrease in other noncurrent
  assets.......................................   (33,806)    (4,868)    8,620
 Purchases of marketable securities............       --      (1,800)   (5,386)
 Proceeds from sales of marketable securities..       --      18,282    10,034
 Purchases of investments......................    (7,772)    (1,442)   (3,319)
 Proceeds from sales of investments............     3,169      4,285       --
                                                ---------  ---------  --------
 Net cash used for investing activities........  (106,705)  (220,639)   (9,620)
                                                ---------  ---------  --------
Cash Flows from Financing Activities:
 Proceeds from long-term borrowings............   103,900    170,220       --
 Repayments of long-term borrowings............   (78,244)   (97,027)  (29,264)
 Net change in short-term borrowings...........     9,622      9,141    (1,257)
 Exercises of stock options....................    16,006     12,947    10,251
 Purchases of common stock for treasury........   (13,714)       --    (18,046)
 Other, net....................................     5,277     (2,652)    1,639
                                                ---------  ---------  --------
 Net cash provided (used) by financing
  activities...................................    42,847     92,629   (36,677)
                                                ---------  ---------  --------
Effect of Exchange Rate Changes................    (5,077)    (3,348)      (70)
                                                ---------  ---------  --------
Increase (Decrease) in Cash and Cash
 Equivalents...................................    12,366    (47,846)   45,336
Cash and Cash Equivalents at Beginning of
 Period........................................    53,482    101,328    55,992
                                                ---------  ---------  --------
Cash and Cash Equivalents at End of Period..... $  65,848  $  53,482  $101,328
                                                =========  =========  ========

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

 Description of the Business

  The Company's principal business is to provide professional engineering, design, and architectural services, scientific and technical support services, construction and construction management services, and plant maintenance services to its industrial, commercial and government clients. The Company provides its services from offices located primarily throughout the United States, Europe and Asia. The Company provides its services under cost-reimbursable, cost-reimbursable with a guaranteed maximum, and fixed-price contracts. The percentage of revenues realized from each of these types of contracts for each year ended September 30 was as follows:

                                                                  2000  1999  1998
                                                                  ----  ----  ----
   Cost-reimbursable.............................................  77%   73%   81%
   Fixed-price...................................................  18    22    18
   Guaranteed maximum............................................   5     5     1

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

  When the Company is directly responsible for subcontractor labor, or third-party materials and equipment, the Company reflects the costs of such items in both revenues and costs. On other projects, where the client elects to pay for such items directly and the Company has no associated responsibility for such items, these amounts are not reflected in either revenues or costs.

 Cash Equivalents

  The Company considers all highly liquid investments with original maturities of less than three months as cash equivalents. Cash equivalents at September 30, 2000 and 1999 consisted primarily of time certificates of deposit.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


 Marketable Securities and Investments

  The Company's investments in equity and debt securities are classified as trading securities, held-to-maturity securities or available-for-sale securities. Management determines the appropriate classification of all its investments at the time of purchase and reviews such designations at each balance sheet date.

  Trading securities are recorded at fair value. Changes in the fair value of trading securities are recognized in earnings in the period in which the change occurs and is included in "Miscellaneous income (expense), net" in the accompanying consolidated statements of earnings.

  Held-to-maturity securities and available-for-sale securities are included as long-term investments in "Other noncurrent assets" in the accompanying consolidated balance sheets. Held-to-maturity securities are carried at cost, or amortized cost, adjusted for the amortization (accretion) of any related premiums (discounts) over the estimated remaining period until maturity. Marketable equity securities that are not held for trading, and debt securities that are not classified as held-to-maturity, are classified as available-for-sale securities. Securities designated as available-for-sale are recorded at fair value. Changes in the fair value of securities available-for-sale are recorded in the "Accumulated Other Comprehensive Income (Loss)" section of stockholders' equity as unrealized gains or losses, net of the related tax effect.

 Receivables and Customers' Advances

  Included in receivables at September 30, 2000 and 1999 were recoverable amounts under contracts in progress of $371,997,400 and $240,964,600, respectively, that represent amounts earned under contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project. Included in these unbilled receivables at September 30, 2000 and 1999 were contract retentions totaling $4,979,300 and $7,965,100, respectively. The Company anticipates that substantially all of such unbilled amounts will be billed and collected over the next twelve months.

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

 Goodwill

  Goodwill represents the excess of the purchase price paid over the fair value of the net assets of acquired companies and is being amortized against earnings using the straight-line method over periods not exceeding 40 years. The carrying value of goodwill is subject to review for recoverability,

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

and if there are indications of impairment, the Company assesses any potential impairment based upon undiscounted cash flow forecasts. No impairment losses have been recognized in any of the periods presented. Goodwill is shown in the accompanying consolidated balance sheets net of accumulated amortization of $20,766,300 and $14,816,800 at September 30, 2000 and 1999, respectively.

 Earnings Per Share

  Earnings per share ("EPS") is calculated in accordance with Statement of Financial Accounting Standards No. 128 -- Earnings per Share ("SFAS 128"). Basic EPS was computed by dividing net earnings by the weighted average number of shares of common stock outstanding for the period. Diluted EPS gives effect to all dilutive securities that were outstanding during the period. The Company's dilutive securities consisted solely of nonqualified stock options.

 Stock-based Compensation

  The Company accounts for stock issued to employees and outside directors in accordance with APB Opinion No. 25 -- Accounting for Stock Issued to Employees ("APB 25"). Accordingly, no compensation cost has been recorded in connection with grants of stock options. With respect to the issuance of restricted stock, unearned compensation expense equivalent to the market value of the stock issued on the date of award is charged to stockholders' equity and subsequently amortized against earnings over the periods during which the restrictions lapse. During fiscal years 2000, 1999 and 1998, the Company recognized compensation expense on restricted stock of $356,700, $470,300 and $366,300, respectively.

 Concentrations of Credit Risk, Uncertainties and Use of Estimates

  The Company's cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the United States and Europe. In the normal course of its business and consistent with industry practices, the Company grants credit to its clients without requiring collateral. Concentrations of credit risk is the risk that, if the Company extends a significant portion of its credit to clients in a specific geographical area or industry, the Company may experience disproportionately high levels of default, if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk relative to trade receivables are limited due to the Company's diverse client base, which includes the U.S. federal government and multi-national corporations operating in a broad range of industries and geographic areas. Additionally, in order to mitigate credit risk, the Company continually evaluates the credit worthiness of its major commercial clients.

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


2. Earnings Per Share

  The following table reconciles the denominator used to compute basic EPS to the denominator used to compute diluted EPS for each year ended September 30 (in thousands):

                                                            2000   1999   1998
                                                           ------ ------ ------
   Weighted average shares outstanding (denominator used
    to compute Basic EPS)................................  26,179 25,803 25,689
   Effect of employee and outside director stock options.     294    675    407
                                                           ------ ------ ------
   Denominator used to compute Diluted EPS...............  26,473 26,478 26,096
                                                           ====== ====== ======

  The weighted average number of shares outstanding for fiscal 1998 excludes common shares in treasury.

3. Business Combinations

  On February 16, 2000, the Company completed the first phase of an anticipated two-part transaction to acquire the engineering and contracting business of Stork N.V., the Netherlands ("Stork") for a total purchase price of EUR 25.0 million (approximately $24.2 million). The purchase price was financed in part by long-term borrowings of EUR 15.0 million (approximately $14.8 million) under an existing $230.0 million revolving credit facility. The transaction was accounted for as a purchase. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, which may be adjusted further, resulted in goodwill of approximately $32.4 million, which is being amortized over 40 years using the straight-line method.

  The Company's consolidated results of operations for fiscal 2000 include those of Stork since the date of acquisition. The first phase includes Stork's operations in Belgium, Germany, Southeast Asia and certain offices in the Netherlands. These offices employ over 1,500 professional technical staff. The second phase, involving the balance of Stork's engineering and construction operations in the Netherlands and the Middle East, is expected to close at a later date. The first phase of the Stork transaction did not have a material pro forma effect on the Company's consolidated results of operations.

  In January 1999, the Company completed its Agreement and Plan of Merger with Sverdrup Corporation ("Sverdrup"). Under the terms of the merger agreement, each outstanding share of common stock of Sverdrup was converted into the right to receive a proportional share of the total amount of initial merger consideration of $198.0 million paid at closing. Each outstanding share of common stock of Sverdrup will also receive a proportional amount of any additional merger consideration that may be paid in the future ("Deferred Merger Consideration"). Amounts payable as Deferred Merger Consideration, if any, will be payable shortly after each of the first three anniversaries of the date of the merger agreement, and is contingent upon the Company's stock price exceeding certain price thresholds as defined in the merger agreement. The total amount payable as Deferred Merger Consideration is limited to a maximum of $31.0 million. No amount was payable as Deferred Merger Consideration on January 14, 2000, the first anniversary of the date of the merger agreement.

  The Sverdrup transaction has been accounted for as a purchase. The purchase price allocation resulted in goodwill of approximately $176.3 million, which is being amortized over 40 years using the straight-line method.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


4. Investments

  At September 30, 2000, the Company had available-for-sale securities of $10,044,000 included in "Other Noncurrent Assets", for which a net unrealized gain of $1,316,300 was recorded in stockholders' equity during fiscal 2000. At September 30, 1999, the Company had available-for-sale securities of $9,716,300, for which a net unrealized gain of $2,151,200 was recorded in stockholders' equity during fiscal 1999.

  The following table summarizes certain information regarding the Company's available-for-sale equity securities at September 30, 2000 and 1999, and for each year ended September 30 (in thousands):

                                                                  2000    1999
                                                                 ------- ------
   Total cost (specific identification method).................. $ 4,472 $6,246
   Gross unrealized gains.......................................   5,572  3,470
   Estimated fair value.........................................  10,044  9,716
   Gross realized gains.........................................   3,147  3,648
   Gross proceeds from sales....................................   5,262  4,285

5. Property, Equipment and Improvements, Net

  Property, equipment and improvements consisted of the following at September 30, 2000 and 1999 (in thousands):

                                                             2000       1999
                                                           ---------  ---------
   Land................................................... $  11,579  $  14,407
   Buildings..............................................    59,369     47,313
   Equipment..............................................   201,896    164,538
   Leasehold improvements.................................    19,755     18,913
   Construction in progress...............................    11,497     10,419
                                                           ---------  ---------
                                                             304,096    255,590
   Accumulated depreciation and amortization..............  (153,605)  (115,937)
                                                           ---------  ---------
                                                           $ 150,491  $ 139,653
                                                           =========  =========

  Operating expenses include provisions for depreciation and amortization of $33,192,300, $26,259,500 and $20,847,500 for fiscal 2000, 1999 and 1998, respectively.

6. Borrowings

 Short-term Credit Arrangements

  At September 30, 2000, the Company had approximately $49,843,000 available through multiple bank lines of credit, under which the Company may borrow on an overdraft or short-term basis. Interest under these lines is determined at the time of borrowing based on the banks' prime or base rates, rates paid on certificates of deposit, the banks' actual costs of funds or other variable rates. Most of the agreements require the payment of a fee based on the amount of the facility. The Company is also required to maintain certain minimum levels of working capital and net worth.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  Other information regarding the lines of credit for each year ended September 30 follows (dollars in thousands):

                                                        2000     1999     1998
                                                       -------  -------  ------
   Amount outstanding at year end....................  $18,077  $ 6,868  $  217
   Weighted average interest rate at year end........      8.8%     6.5%   24.6%
   Weighted average borrowings outstanding during the
    year.............................................  $ 7,952  $ 2,295  $  537
   Weighted average interest rate during the year....     6.77%    6.02%  11.54%
   Maximum amount outstanding during the year........  $30,955  $14,210  $3,313

 Long-term Debt and Credit Arrangements

  Long-term debt consisted of the following at September 30, 2000 and 1999 (in thousands):

                                                                 2000     1999
                                                               -------- --------
   Borrowings under the $230.0 million long-term, revolving
    credit agreement.........................................  $138,879 $118,051
   Mortgage loans payable....................................     6,833   17,158
   Other.....................................................     1,491    2,759
                                                               -------- --------
                                                                147,203  137,968
   Less -- current maturities (included in "Notes payable" in
    the accompanying consolidated balance sheets)............       383    2,597
                                                               -------- --------
                                                               $146,820 $135,371
                                                               ======== ========

  Borrowings under the $230,000,000 long-term, revolving credit agreement are unsecured, and bear interest at either fixed rates offered by the banks at the time of borrowing, or at variable rates based on the agent bank's base rate, LIBOR or the latest federal funds rate. During fiscal 2000 and 1999, the weighted average interest rates on these borrowings were 7.85% and 5.68%, respectively. The agreement requires the Company to maintain certain minimum levels of net worth, a minimum coverage ratio of certain fixed charges, and a minimum leverage ratio of earnings before interest, taxes, depreciation and amortization to funded debt (all as defined in the agreement). The agreement also restricts the payment of cash dividends and requires the Company to pay a facility fee based on the total amount of the commitment. The agreement expires in March 2004.

  The scheduled maturities of the Company's long-term debt at September 30, 2000 were as follows (in thousands):

   Year ending September 30,
     2001............................................................. $    383
     2002.............................................................    1,907
     2003.............................................................      451
     2004.............................................................  139,368
     2005.............................................................      530
     Thereafter.......................................................    4,564
                                                                       --------
                                                                       $147,203
                                                                       ========

  The mortgage loan at September 30, 2000 relates to, and is secured by, certain real property located in St. Louis, Missouri, with an interest rate of 8.125%. The property has a book value of approximately $13,142,800 at September 30, 2000.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  Interest payments made during fiscal 2000, 1999 and 1998 totaled $11,819,800, $8,959,500 and $2,517,100, respectively.

7. Pension Plans

  Company-only Sponsored Plans

  The Company sponsors various pension plans covering employees of certain U.S. domestic and international subsidiaries. These plans provide pension benefits that are based on the employee's compensation and years of service. The Company's funding policy is to fund the actuarially determined accrued benefits, allowing for projected compensation increases using the projected unit method.

  The following table sets forth the change in the plans' net benefit obligation for each year ended September 30 (in thousands):

                                                               2000      1999
                                                             --------  --------
   Net benefit obligation at the beginning of the year...... $316,875  $105,857
   Service cost.............................................   10,530     8,828
   Interest cost............................................   22,902    18,833
   Participants' contributions..............................    2,361     2,449
   Actuarial gains..........................................   (9,482)  (13,228)
   Benefits paid............................................  (21,010)  (13,076)
   Settlements..............................................   (1,060)  (23,449)
   Effects of plan amendments...............................      --     (2,680)
   Special termination benefits.............................      --        592
   Effect of Sverdrup merger................................      --    241,749
   Other....................................................  (11,526)   (9,000)
                                                             --------  --------
   Net benefit obligation at the end of the year............ $309,590  $316,875
                                                             ========  ========

  The following table sets forth the change in the plans' assets for each year ended September 30 (in thousands):

                                                               2000      1999
                                                             --------  --------
   Fair value of plan assets at the beginning of the year... $320,920  $122,449
   Actual return on plan assets.............................   27,369    13,016
   Employer contributions...................................   13,287    10,675
   Participants' contributions..............................    2,361     2,449
   Gross benefits paid......................................  (21,010)  (36,524)
   Customer note payment....................................   (3,182)   (2,000)
   Settlements..............................................   (1,060)      --
   Effect of Sverdrup merger................................      --    220,411
   Other....................................................  (13,978)   (9,556)
                                                             --------  --------
   Fair value of plan assets at the end of the year......... $324,707  $320,920
                                                             ========  ========

  In both of the preceding tables, "Other" consists primarily of the effects of exchange rate fluctuations used to translate the information disclosed therein.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  The following table reconciles the funded status of the plans, as well as amounts recognized and not recognized in the accompanying consolidated balance sheets at September 30, 2000 and 1999 (in thousands):

                                                                 2000     1999
                                                                -------  ------
   Funded status at the end of the year........................ $15,117  $4,045
   Unrecognized actuarial (gains) losses.......................  (6,267)  1,246
   Other.......................................................     668     (75)
                                                                -------  ------
   Net amount recognized at end of the year.................... $ 9,518  $5,216
                                                                =======  ======

  Amounts recognized in the accompanying consolidated balance sheets at September 30, 2000 and 1999 consisted of the following (in thousands):

                                                                 2000    1999
                                                                ------- -------
   Prepaid pension asset....................................... $16,795 $18,704
   Accrued benefit liability...................................   7,277  13,488
                                                                ------- -------
   Net amount recognized at the end of the year................ $ 9,518 $ 5,216
                                                                ======= =======

  The pension plans have a total, net over-funded status of approximately $15,117,000 and $4,045,000 at September 30, 2000 and 1999, respectively.
Included in the September 30, 2000 amount is a domestic pension plan sponsored in connection with an operating contract with the United States government which was under-funded by approximately $6,101,000 at that date. Included in the September 30, 1999 amount are two domestic pension plans sponsored in connection with operating contracts with the United States government which were under-funded in total by approximately $14,865,000 at that date. Included in "Other noncurrent assets" in the accompanying consolidated balance sheets at September 30, 2000 and 1999 is $11,690,600 and $11,059,000, respectively, representing the accumulated excess funding of benefits over the amounts reimbursed by the U.S. government in connection with an operating contract.

  The components of net periodic pension cost for each year ended September 30 were as follows (in thousands):

                                                     2000      1999     1998
                                                   --------  --------  -------
   Service costs.................................. $ 10,530  $  8,857  $ 2,451
   Interest cost..................................   22,902    18,899    6,468
   Expected return on plan assets.................  (28,978)  (24,957)  (8,259)
   Other..........................................        9       --       --
                                                   --------  --------  -------
   Net periodic costs, before the effects of
    special termination...........................    4,463     2,799      660
   Special termination charge.....................      --        820      --
                                                   --------  --------  -------
   Total net periodic pension cost................ $  4,463  $  3,619  $   660
                                                   ========  ========  =======

  The significant actuarial assumptions used in determining the funded status of the plans for each year ended September 30 were as follows:

                                                    2000          1999      1998
                                                    ----          ----      ----
   Weighted average discount rate.............. 6.1% to 7.75% 6.5% to 7.75% 6.5%
   Rate of compensation increases.............. 4.0% to 4.5%  4.0% to 4.5%  4.5%
   Expected return on plan assets.............. 7.3% to 9.5%  7.3% to 9.5%  7.0%
                                                ============= ============= ====

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  Multiemployer Plans

  In the United States, the Company contributes to various trusteed pension plans covering hourly construction employees under industry-wide agreements. In selected operations in the Netherlands, the Company contributes to multiemployer plans covering both hourly and certain salaried employees. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded benefits, if any. Company contributions to these plans totaled $5,650,500, $3,835,300 and $4,025,300 for each of the three years ended September 30, 2000, 1999 and 1998, respectively.

8. Savings and Deferred Compensation Plans

  Savings Plans

  The Company maintains savings plans for substantially all of its domestic, nonunion employees, which allow participants to make contributions by salary deduction pursuant to section 401(k) of the Internal Revenue Code. The Company's contributions to these plans totalled $19,564,500, $16,044,700 and $9,568,700, for fiscal 2000, 1999 and 1998, respectively. Company contributions are voluntary for most of the savings plans, and represent a partial matching of employee contributions.

  Deferred Compensation Plans

  The Company's Executive Security Plan ("ESP") and Executive Deferral Plans ("EDP") are nonqualified deferred compensation programs that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. Benefit payments under both plans are funded by a combination of contributions from participants and the Company, and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. Amounts charged to expense relating to these programs for each of the three years ended September 30, 2000, 1999 and 1998 were $5,688,500, $2,394,900 and
$1,588,800, respectively. Included in "Other deferred liabilities" in the accompanying consolidated balance sheets at September 30, 2000 and 1999 was $38,385,800 and $22,778,800, respectively, relating to the ESP and EDP plans. Included in "Other noncurrent assets" at September 30, 2000 and 1999 were life insurance policies with cash surrender values of $35,762,200 and $30,227,600, respectively, relating to the ESP and EDP plans.

9. Stock Purchase and Stock Option Plans

  Stock Purchase Plan

  The Company's 1989 Employee Stock Purchase Plan (the "1989 ESPP") provides for the granting of options to participating employees to purchase shares of the Company's common stock. The participants' purchase price is the lower of 90% of the common stock's closing market price on either the first or last day of the option period. Option periods are six months in duration, running from September 1 to February 28 or 29, and from March 1 to August 31, of each year. A summary of shares issued through the 1989 ESPP for each year ended September 30 follows:

                                                2000        1999        1998
                                             ----------- ----------- ----------
   Aggregate purchase price................. $12,685,179 $10,306,530 $7,495,590
   Shares purchased.........................     499,032     385,017    302,514
                                             ----------- ----------- ----------

  At September 30, 2000, there were 308,841 shares reserved for issuance under the 1989 ESPP.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  Stock Option Plans

  In February 2000, the Company's shareholders approved the 1999 Stock Incentive Plan and the 1999 Outside Director Stock Plan (the "1999 Plans"). The 1999 Stock Incentive Plan authorizes the issuance of incentive stock options, nonqualified stock options and restricted stock to employees to acquire up to an aggregate of 2,000,000 shares of the Company's common stock. The 1999 Outside Director Stock Plan reserves 200,000 shares of the Company's common stock for grants of nonqualified stock options and awards of stock and restricted stock to outside directors. At September 30, 2000, there were 2,195,000 shares of common stock reserved for issuance under the 1999 Plans.

  The 1999 Plans replace the Company's 1981 Stock Incentive Plan (the "1981 Plan") which would have expired on March 1, 2001. Effective February 14, 2000, by resolution of the Company's Board of Directors, no further incentive awards may be made under the 1981 Plan, and all shares reserved for issuance that were not subject to outstanding incentive awards were released from the reserve. At September 30, 2000, there were 2,014,350 shares of common stock reserved for issuance under the 1981 Plan.

  The following is a summary of the stock option activity under the 1981 Plan and the 1999 Plans (collectively, the "Stock Option Plans") for each year ended September 30:

                                                                        Weighted
                                                                        Average
                                                             Number of  Exercise
                                                              Options    Price
                                                             ---------  --------
   Outstanding at September 30, 1997........................ 1,928,834   $22.85
   Granted..................................................   577,500    28.80
   Exercised................................................  (216,904)   18.78
   Cancelled or expired.....................................   (74,980)   23.50
                                                             ---------   ------
   Outstanding at September 30, 1998........................ 2,214,450    24.79
   Granted..................................................   611,000    34.62
   Exercised................................................  (306,819)   23.55
   Cancelled or expired.....................................   (18,400)   26.31
                                                             ---------   ------
   Outstanding at September 30, 1999........................ 2,500,231    27.33
   Granted..................................................   560,250    33.03
   Exercised................................................  (401,281)   24.36
   Cancelled or expired.....................................  (115,600)   28.88
                                                             ---------   ------
   Outstanding at September 30, 2000........................ 2,543,600   $29.00
                                                             =========   ======

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  Certain other information regarding the Company's stock options follows:

                                     2000            1999            1998
                                --------------- --------------- ---------------
At September 30:
 Range of exercise prices for
  options outstanding.......... $17.32 - $39.31 $16.58 - $37.36 $16.58 - $31.94
 Options exercisable...........       1,000,800         994,681         907,900
 Options available for grant...       1,665,750         151,250         748,850
For the fiscal year ended:
 Range of prices for options
  exercised.................... $16.58 - $30.92 $16.58 - $28.79 $ 5.31 - $27.88
 Estimated weighted average
  fair value of options
  granted......................          $15.35          $17.33          $13.79
                                --------------- --------------- ---------------

  The following table presents information regarding options outstanding and exercisable at September 30, 2000:


                                   Options Outstanding
                              ------------------------------      Options
                                         Weighted               Exercisable
                                          Average            ------------------
                                         Remaining  Weighted           Weighted
                                        Contractual Average            Average
       Range of                            Life     Exercise           Exercise
   Exercise Prices             Number   (in years)   Price    Number    Price
   ---------------            --------- ----------- -------- --------- --------
   $17.32 - $19.87...........   186,550     1.7      $18.95    183,650  $18.94
   $20.40 - $24.01...........   402,800     5.0      $21.83    264,700  $21.89
   $24.13 - $28.00...........   468,900     6.7      $26.12    245,100  $26.17
   $28.09 - $31.94...........   555,100     7.5      $30.48    220,400  $30.16
   $32.73 - $35.86...........   720,250     9.2      $34.13     46,300  $35.64
   $36.38 - $39.31...........   210,000     8.7      $36.54     40,650  $36.43
                              ---------     ---      ------  ---------  ------
                              2,543,600     7.1      $29.00  1,000,800  $25.44
                              =========     ===      ======  =========  ======

  Options outstanding at September 30, 2000 consisted entirely of nonqualified stock options. The Stock Option Plans allow participants to satisfy the exercise price on exercises of stock options by tendering to the Company shares of the Company's common stock already owned by the participants. Shares so tendered are retired and canceled by the Company and are shown as repurchases of common stock in the accompanying consolidated statements of stockholders' equity.

  During the years ended September 30, 2000, 1999 and 1998, the Company issued 5,000, 8,000 and 12,000 shares, respectively, of restricted stock under the Stock Option Plans. The restrictions generally relate to the recipient's ability to sell or otherwise transfer the stock. There are also restrictions that subject the stock to forfeiture back to the Company until earned by the recipient through continued employment.

  Pro Forma Disclosures

  As discussed in Note 1, the Company accounts for stock issued to employees and outside directors in accordance with APB 25. Statement of Financial Accounting Standards No. 123 -- Accounting for Stock-Based Compensation ("SFAS 123") prescribes an optional, fair-value based method of accounting for stock issued to employees and others. Had the Company determined compensation cost under SFAS 123, the Company's net earnings and earnings per share for each

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

year ended September 30 would have been reduced to the pro forma amounts as follows (in thousands, except per share data):

                                                          2000    1999    1998
                                                         ------- ------- -------
   Net earnings:
    As reported......................................... $50,981 $65,445 $54,385
    Pro forma...........................................  42,355  57,976  50,418
   Earnings per share:
    Basic:
     As reported........................................ $  1.95 $  2.54 $  2.12
     Pro forma..........................................    1.62    2.25    1.96
    Diluted:
     As reported........................................    1.93    2.47    2.08
     Pro forma..........................................    1.60    2.19    1.93
                                                         ======= ======= =======

  The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                            2000   1999   1998
                                                            -----  -----  -----
   Dividend yield..........................................     0%     0%     0%
   Expected volatility..................................... 27.62% 25.30% 24.22%
   Risk-free interest rate.................................  6.70%  5.40%  5.62%
   Expected life of options (in years).....................  6.85   6.76   7.40
                                                            -----  -----  -----

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


10. Income Taxes

  The following is a summary of the Company's consolidated income tax expense for each year ended September 30 (in thousands):

                                                       2000     1999     1998
                                                      -------  -------  -------
   Current taxes:
    Federal.......................................... $14,980  $31,603  $25,873
    State............................................   4,707    5,137    4,729
    Foreign..........................................   4,810    4,053    6,528
                                                      -------  -------  -------
     Total current tax expense.......................  24,497   40,793   37,130
                                                      -------  -------  -------
   Deferred taxes:
    Federal..........................................   6,948   (1,263)  (2,340)
    State............................................  (1,104)    (453)    (391)
                                                      -------  -------  -------
     Total deferred tax expense......................   5,844   (1,716)  (2,731)
                                                      -------  -------  -------
   Consolidated income tax expense................... $30,341  $39,077  $34,399
                                                      =======  =======  =======

  Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company's net deferred tax asset at September 30, 2000 and 1999 were as follows (in thousands):

                                                               2000      1999
                                                             --------  --------
   Deferred tax assets:
    Liabilities relating to employee benefit plans.......... $ 36,599  $ 34,250
    Self-insurance reserves.................................   18,349    19,851
    Contract revenues and costs.............................   23,428    22,625
    Accrual for office consolidations.......................      643     1,660
    Other, net..............................................      347       --
                                                             --------  --------
    Gross deferred tax assets...............................   79,366    78,386
                                                             --------  --------
   Deferred tax liabilities:
    Depreciation and amortization...........................   (5,264)   (4,977)
    Settlement of pension obligations.......................   (4,511)   (4,367)
    Unremitted foreign earnings.............................   (4,717)   (2,709)
    State income and franchise taxes........................   (2,735)   (1,534)
    Unrealized gain on securities available-for-sale........   (2,584)   (1,599)
    Other, net..............................................      --       (447)
                                                             --------  --------
    Gross deferred tax liabilities..........................  (19,811)  (15,633)
                                                             --------  --------
   Net deferred tax asset................................... $ 59,555  $ 62,753
                                                             ========  ========

  Included in other deferred liabilities in the accompanying consolidated balance sheets at September 30, 2000 and 1999 are deferred tax liabilities of $2,413,100 and $13,652,300, respectively.

  Included in the change in income taxes payable in the accompanying consolidated statements of cash flows for fiscal 2000, 1999 and 1998 are income tax benefits of $1,430,000, $1,245,000 and $1,720,000, respectively, realized by the Company upon the exercises of nonqualified stock options.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  The reconciliation from the statutory federal income tax expense to the consolidated effective income tax expense for each year ended September 30 follows (dollars in thousands):

                                                       2000     1999     1998
                                                     --------  -------  -------
   Statutory amount................................. $ 28,463  $36,583  $31,075
   State taxes, net of the federal benefit..........    2,341    3,045    2,819
   Other, net.......................................     (463)    (551)     505
                                                     --------  -------  -------
                                                     $ 30,341  $39,077  $34,399
                                                     ========  =======  =======
   Rate used to compute statutory amount............     35.0%    35.0%    35.0%
                                                     ========  =======  =======
   Consolidated effective income tax rate...........     37.3%    37.4%    38.7%
                                                     ========  =======  =======

  During fiscal 2000, 1999 and 1998, the Company paid approximately $19,526,800, $45,459,800 and $26,240,900, respectively, in income taxes.

  Consolidated earnings before taxes consisted of the following for each year ended September 30 (in thousands):

                                                        2000     1999    1998
                                                       ------- -------- -------
   United States earnings............................. $64,125 $ 87,247 $62,193
   Foreign earnings...................................  17,197   17,275  26,591
                                                       ------- -------- -------
                                                       $81,322 $104,522 $88,784
                                                       ======= ======== =======

  United States income taxes, net of applicable credits, have been provided on the undistributed earnings of foreign subsidiaries, except in those instances where the earnings are expected to be permanently reinvested. At September 30, 2000, $7,830,800 of such undistributed earnings was expected to be permanently reinvested. Should these earnings be repatriated, approximately $2,070,700 of income taxes would be payable.

11. Commitments and Contingencies

  The Company leases certain of its facilities and equipment under operating leases with net aggregate future lease payments of approximately $236,249,900 at September 30, 2000 payable as follows (in thousands):

   Year ending September 30,
     2001............................................................. $ 47,382
     2002.............................................................   36,501
     2003.............................................................   30,323
     2004.............................................................   25,218
     2005.............................................................   21,721
     Thereafter.......................................................   92,638
                                                                       --------
                                                                        253,783
   Less -- amounts representing sublease income.......................  (17,533)
                                                                       --------
                                                                       $236,250
                                                                       ========

  Rent expense for fiscal years 2000, 1999 and 1998 amounted to $54,761,600, $47,382,500 and $29,393,000, respectively, and was offset by sublease income of approximately $3,584,100, $3,716,300 and $4,112,000, respectively.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  Letters of credit outstanding at September 30, 2000 totaled $108,188,800.

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

  The Company has entered into an employment agreement expiring September 30, 2005 with the Chairman of its Board of Directors. The agreement provides for annual base payments of $432,000 to either the Chairman or, in the event of his death, his beneficiary. The agreement also provides that the Chairman may participate in any bonus plan sponsored by the Company; specifies certain promotional and other activities to be performed by the Chairman in the event he leaves employment with the Company; and, contains other provisions, including some intended to prevent the Chairman from entering into any form of competition with the Company.

  In 1998, the Company was notified by the U.S. Department of Justice that it was intervening in a lawsuit filed against the Company by a former employee under the False Claims Act (the "Act"). The lawsuit alleged that the Company improperly charged the U.S. government for lease costs paid by the Company and relating to its former headquarters building, which the Company sold and leased back in 1982, and then permanently vacated in 1997. The Company denied any wrongdoing, but agreed to a settlement in the amount of $35.0 million to avoid the costs and risks of further litigation. The settlement amount of $35.0 million and the related costs and expenses of $3.0 million were charged to "Other expense" in the accompanying consolidated statement of earnings for fiscal 2000. The settlement was paid in March 2000 and has no continuing impact on the Company's operating results.

12. Common and Preferred Stock

  The Company is authorized to issue two classes of capital stock: common stock and preferred stock (each has a par value of $1.00 per share). The preferred stock may be issued in one or more series. The number of shares to be included in a series, as well as each series' designation, relative powers, dividend and other preferences, rights and qualifications, redemption provisions and restrictions are to be fixed by the Company's Board of Directors at the time such series are issued. Except as may be provided by the Board of Directors in a preferred stock designation, or otherwise provided for by statute, the holders of the Company's common stock have the exclusive right to vote for the election of Directors and all other matters requiring stockholder action. The holders of the Company's common stock are entitled to dividends if and when declared by the Board of Directors from whatever assets are legally available for that purpose.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

  Pursuant to the Company's Amended and Restated Rights Agreement, each outstanding share of common stock has attached to it one stock purchase right (a "Right"). Each Right entitles the common stockholder to purchase, in certain circumstances generally relating to a change in control of the Company, one one-hundredth of a share of the Company's Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") at the exercise price of $175.00 per share, subject to adjustment. Alternatively, the Right holder may purchase common stock of the Company having a market value equal to two times the exercise price, or may purchase shares of common stock of the acquiring corporation having a market value equal to two times the exercise price.

  The Series A Preferred Stock confers to its holders rights as to dividends, voting and liquidation which are in preference to common stockholders. The Rights are nonvoting, are not presently exercisable and currently trade in tandem with the common shares. In accordance with the Rights Plan, the Company may redeem the Rights at $0.01 per Right. The Rights will expire on December 20, 2010, unless earlier exchanged or redeemed.

13. Other Financial Information

  Other noncurrent assets consisted of the following at September 30, 2000 and 1999 (in thousands):

                                                                2000     1999
                                                              -------- --------
   Prepaid pension costs..................................... $ 16,795 $ 18,704
   Reimbursable pension costs................................   11,691   11,059
   Cash surrender value of life insurance policies...........   35,762   30,228
   Investments...............................................   27,496   32,024
   Notes receivable..........................................   11,847    6,597
   Miscellaneous.............................................   10,228    6,850
                                                              -------- --------
                                                              $113,819 $105,462
                                                              ======== ========

  Accrued liabilities consisted of the following at September 30, 2000 and 1999 (in thousands):

                                                                2000     1999
                                                              -------- --------
   Accrued payroll and related liabilities................... $131,921 $143,110
   Project related accruals..................................   24,786   53,440
   Insurance liabilities.....................................   46,332   48,406
   Other.....................................................   71,952   37,011
                                                              -------- --------
                                                              $274,991 $281,967
                                                              ======== ========

14. Comprehensive Income

  Effective with the first quarter of fiscal 1999 ending December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 --
 Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes reporting and disclosure standards for comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  The Company has disclosed the components of comprehensive income in the accompanying consolidated statements of comprehensive income and consolidated statements of changes in stockholders' equity. SFAS 130 does not have any effect on the amounts previously reported for net earnings or stockholders' equity.

  The accumulated balances related to each component of other comprehensive income (loss), net of related income tax, for each year ended September 30 follows (in thousands):

                                                                       Total
                                           Unrealized    Foreign    Accumulated
                                              Gains     Currency       Other
                                           (Losses) on Translation Comprehensive
                                           Securities  Adjustments Income (Loss)
                                           ----------- ----------- -------------
   Balances at September 30, 1997.........   $  114     $ (1,792)    $ (1,678)
   Changes during the year................     (113)          (9)        (122)
                                             ------     --------     --------
   Balances at September 30, 1998.........        1       (1,801)      (1,800)
   Changes during the year................    2,151       (3,946)      (1,795)
                                             ------     --------     --------
   Balances at September 30, 1999.........    2,152       (5,747)      (3,595)
   Changes during the year................    1,316       (8,236)      (6,920)
                                             ------     --------     --------
   Balances at September 30, 2000.........   $3,468     $(13,983)    $(10,515)
                                             ======     ========     ========

15. Segment Information

  As discussed above, the Company's principal business is to provide various professional and technical services. The Company provides its services from offices located primarily throughout the United States, Europe and Asia.

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


  The following table presents certain information by geographic area for fiscal 2000, 1999 and 1998 (in thousands):

                                                                         Long-
                                                               Total     lived
                                                              Revenues   Assets
                                                             ---------- --------
   2000:
    United States........................................... $2,858,197 $120,396
    Europe..................................................    532,887   17,486
    Asia....................................................     27,858   12,609
                                                             ---------- --------
     Total.................................................. $3,418,942 $150,491
                                                             ========== ========
   1999:
    United States........................................... $2,421,871 $116,984
    Europe..................................................    440,545   10,376
    Asia....................................................     12,591   12,293
                                                             ---------- --------
     Total.................................................. $2,875,007 $139,653
                                                             ========== ========
   1998:
    United States........................................... $1,676,997 $ 78,742
    Europe..................................................    410,944   11,032
    Asia....................................................     13,204   10,791
                                                             ---------- --------
     Total.................................................. $2,101,145 $100,565
                                                             ========== ========

  Revenues were earned from unaffiliated customers located primarily within the respective geographic areas. Long-lived assets consist of property and equipment, net of accumulated depreciation and amortization. The results of the Company's operations in Mexico, Chile and Australia, and the Company's investment in long-lived assets in those geographic areas are not material.

  For each of the three years ended September 30, 2000, 1999 and 1998, projects with or for the benefit of agencies of the U.S. federal government accounted for 17.7%, 17.4% and 12.1%, respectively, of total revenues. Within the private sector, no single client accounted for 10% or more of total revenues in the past three fiscal years.

                 JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


16. Quarterly Data -- Unaudited

  Summarized quarterly financial information for each year ended September 30 is presented below (in thousands, except per share amounts):

                                  First     Second   Third    Fourth    Fiscal
                                 Quarter   Quarter  Quarter  Quarter     Year
                                 --------  -------- -------- -------- ----------
2000
Revenues........................ $809,088  $881,799 $857,828 $870,227 $3,418,942
Operating profit................   30,028    30,208   31,709   32,668    124,613
(Loss) earnings before taxes....   (9,232)   28,962   30,560   31,032     81,322
Net (loss) earnings.............   (5,769)   18,100   19,100   19,550     50,981
(Loss) earnings per share:
 Basic..........................    (0.22)     0.69     0.73     0.74       1.95
 Diluted........................    (0.22)     0.69     0.72     0.73       1.93
Stock price:
 High...........................   35.750    33.125   36.813   40.375     40.375
 Low............................   29.250    26.188   29.375   32.875     26.188
                                 --------  -------- -------- -------- ----------

1999
Revenues......................... $555,172 $779,874 $771,905 $768,056 $2,875,007
Operating profit.................   23,165   28,142   28,515   28,473    108,295
Earnings before taxes............   24,054   25,872   26,818   27,778    104,522
Net earnings.....................   15,155   16,170   16,760   17,360     65,445
Earnings per share:
 Basic...........................     0.59     0.63     0.65     0.67       2.54
 Diluted.........................     0.58     0.61     0.63     0.65       2.47
Stock price:
 High............................   40.750   42.750   42.688   38.563     42.750
 Low.............................   26.938   35.250   35.563   32.125     26.938
                                  -------- -------- -------- -------- ----------

1998
Revenues......................... $506,359 $524,776 $525,034 $544,976 $2,101,145
Operating profit.................   20,250   21,717   22,474   22,043     86,484
Earnings before taxes............   21,001   21,838   22,753   23,192     88,784
Net earnings.....................   12,810   13,320   13,880   14,375     54,385
Earnings per share:
 Basic...........................     0.50     0.52     0.54     0.56       2.12
 Diluted.........................     0.49     0.51     0.53     0.55       2.08
Stock price:
 High............................   31.000   32.375   34.250   33.250     34.250
 Low.............................   24.688   24.750   29.500   25.125     24.688
                                  -------- -------- -------- -------- ----------

  The Company's common stock is listed on the New York Stock Exchange. At September 30, 2000, there were 1,115 stockholders of record.

                          REPORT OF ERNST & YOUNG LLP
                             INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

  We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at September 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Los Angeles, California
October 31, 2000

             MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING

  The consolidated financial statements and other information included in this exhibit to this proxy statement have been prepared by management, which is responsible for their fairness, integrity, and objectivity. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior years and contain some amounts that are based upon management's best estimates and judgment. The other financial information contained in this exhibit has been prepared in a manner consistent with the preparation of the financial statements.

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

  The Company has provided written affirmation to the New York Stock Exchange that it is in compliance with the Exchange's membership, independence, and other requirements relating to the Audit Committee of its Board of Directors. The Company's Audit Committee, which is composed entirely of nonemployee directors, meets regularly with both management and the independent auditors to review the Company's financial results and to ensure that both management and the independent auditors are properly performing their respective functions.