Form 10-K, Exhibit 13
period 2001-09-30
JACOBS ENGINEERING GROUP INC /DE/
filed 2001-12-21
CIK 52988

                                                                      EXHIBIT C
                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                      WITH REPORT OF INDEPENDENT AUDITORS

                              September 30, 2001

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                              SELECTED HIGHLIGHTS

             For the Years Ended September 30, 2001, 2000 and 1999 (Dollars in thousands, except per share information)

                                       2001        2000        1999
                                    ----------  ----------  ----------
Revenues........................... $3,956,993  $3,418,942  $2,875,007
Net earnings.......................     87,760      50,981      65,445
                                    ----------  ----------  ----------
Per share information:
   Basic EPS....................... $     3.30  $     1.95  $     2.54
   Diluted EPS.....................       3.22        1.93        2.47
   Net book value..................      21.72       18.72       16.95
   Closing year-end stock price....      62.40     40.3125       32.50
                                    ----------  ----------  ----------
Total assets....................... $1,557,040  $1,384,376  $1,220,186
Stockholders' equity...............    591,801     495,543     448,717
Return on average equity...........      16.14%      10.80%      15.96%
Stockholders of record.............      1,036       1,115       1,208
                                    ----------  ----------  ----------
Backlog:
   Technical professional services. $2,689,300  $2,375,300  $1,760,000
   Total...........................  5,912,500   5,430,100   4,448,200
                                    ----------  ----------  ----------
Permanent staff....................     20,628      18,812      15,900
                                    ==========  ==========  ==========

   Net earnings for fiscal 2000 includes an after-tax charge of $23.7 million, or $0.89 per diluted share, relating to the settlement of certain litigation.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA

                       For the Years Ended September 30
                 (In thousands, except per share information)

                                      2001        2000        1999        1998        1997
                                   ----------  ----------  ----------  ----------  ----------
Results of Operations:
   Revenues....................... $3,956,993  $3,418,942  $2,875,007  $2,101,145  $1,780,616
   Net earnings...................     87,760      50,981      65,445      54,385      46,895
                                   ----------  ----------  ----------  ----------  ----------
Financial Position:
   Current ratio..................  1.35 to 1   1.24 to 1   1.25 to 1   1.54 to 1   1.56 to 1
   Working capital................ $  245,500  $  167,160  $  144,638  $  197,659  $  178,203
   Current assets.................    946,159     851,023     729,620     566,007     497,361
   Total assets...................  1,557,040   1,384,376   1,220,186     807,489     737,643
   Long-term debt.................    164,308     146,820     135,371      26,221      54,095
   Stockholders' equity...........    591,801     495,543     448,717     371,405     324,308
   Return on average equity.......      16.14%      10.80%      15.96%      15.63%      15.43%
   Backlog:
       Technical professional
         services................. $2,689,300  $2,375,300  $1,760,000  $1,004,500  $  912,057
       Total......................  5,912,500   5,430,100   4,448,200   3,329,500   3,050,000
                                   ----------  ----------  ----------  ----------  ----------
Per share information:
   Basic EPS...................... $     3.30  $     1.95  $     2.54  $     2.12  $     1.82
   Diluted EPS....................       3.22        1.93        2.47        2.08        1.80
   Stockholders' equity...........      21.72       18.72       16.95       14.23       12.48
                                   ----------  ----------  ----------  ----------  ----------
Average Number of Common and
  Common Stock Equivalents
  Outstanding (Diluted)...........     27,248      26,473      26,478      26,096      25,989
                                   ----------  ----------  ----------  ----------  ----------

   Net earnings for fiscal 2000 includes an after-tax charge of $23.7 million, or $0.89 per diluted share, relating to the settlement of certain litigation.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA

                       For the Years Ended September 30
                 (In thousands, except per share information)

                                      1996        1995        1994        1993        1992
                                   ----------  ----------  ----------  ----------  ----------
Results of Operations:
   Revenues....................... $1,798,970  $1,723,057  $1,165,754  $1,142,926  $1,106,427
   Net earnings...................     40,360      32,242      18,767      28,670      26,605
                                   ----------  ----------  ----------  ----------  ----------
Financial Position:
   Current ratio..................  1.68 to 1   1.44 to 1   1.41 to 1   1.61 to 1   1.56 to 1
   Working capital................ $  155,569  $  113,339  $  106,058  $  100,688  $   92,706
   Current assets.................    383,644     368,614     367,485     264,949     258,206
   Total assets...................    572,505     533,947     504,364     351,020     316,731
   Long-term debt.................     36,300      17,799      25,000          --          --
   Stockholders' equity...........    283,387     238,761     200,433     173,797     139,813
   Return on average equity.......      15.46%      14.68%      10.03%      18.28%      21.56%
   Backlog:
       Technical professional
         services................. $  845,300  $  828,400  $  793,060  $  736,600  $  647,100
       Total......................  2,750,200   2,625,000   2,500,000   1,858,600   1,760,000
                                   ----------  ----------  ----------  ----------  ----------
Per share Information:
   Basic EPS...................... $     1.58  $     1.28  $     0.75  $     1.17  $     1.14
   Diluted EPS....................       1.56        1.27        0.75        1.15        1.11
   Stockholders' equity...........      10.93        9.41        7.96        6.96        5.81
                                   ----------  ----------  ----------  ----------  ----------
Average Number of Common and
  Common Stock Equivalents
  Outstanding (Diluted)...........     25,921      25,384      25,173      24,964      24,070
                                   ----------  ----------  ----------  ----------  ----------

   Net earnings for fiscal 1994 included special charges totaling $10.2 million, or $0.40 per diluted share.

   Net earnings for fiscal 1992 included a net gain of $2.1 million, or $0.09 per diluted share, from the sale of 40% of the Company's holdings of the common stock of Genetics Institute, Inc.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

   The following table sets forth the Company's revenues by type of service for each year ended September 30 (in thousands):

                                              2001       2000       1999
                                           ---------- ---------- ----------
Project Services.......................... $2,340,304 $1,809,309 $1,318,027
Construction..............................    977,627    969,792    994,479
Operations and Maintenance................    505,423    521,609    474,511
Process, Scientific and Systems Consulting    133,639    118,232     87,990
                                           ---------- ---------- ----------
                                           $3,956,993 $3,418,942 $2,875,007
                                           ========== ========== ==========

   The Company focuses its services on certain industry groups and markets, which the Company believes has sufficient common needs to permit cross-utilization of its resources. The following table sets forth the Company's revenues by these industry groups and markets for each year ended September 30 (in thousands):

                                     2001       2000       1999
                                  ---------- ---------- ----------
Federal Programs................. $  732,362 $  614,048 $  481,302
Pharmaceuticals and Biotechnology    715,407    481,947    373,520
Chemicals and Polymers...........    653,573    693,034    796,501
Buildings........................    457,488    539,691    454,589
Oil & Gas, and Refining..........    451,103    280,942    243,311
Technology and Manufacturing.....    332,995    213,557    173,023
Infrastructure...................    246,420    238,278    218,828
Pulp and Paper...................    182,456    254,861     99,189
Other............................    185,189    102,584     34,744
                                  ---------- ---------- ----------
                                  $3,956,993 $3,418,942 $2,875,007
                                  ========== ========== ==========

   "Other" includes projects for clients operating in a number of industries, including food and beverage, and basic resources (such as mining, minerals and fertilizers).

  2001 Compared to 2000

   On May 3, 2001, the Company completed the purchase of substantially all of the international engineering and construction management business of LawGibb Group Inc. (the "GIBB" businesses). The total purchase price of $34.5 million in cash was financed with a combination of internal funds and borrowings made under the Company's $230.0 million revolving credit facility. The GIBB transaction was accounted for as a purchase. Accordingly, the Company's consolidated results of operations for fiscal 2001 include the results of GIBB's operations since the date of acquisition. The purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, which may be adjusted further, resulted in goodwill, net of related tax benefits, of approximately $31.3 million. The Company's consolidated results of operations for fiscal 2001 were not significantly impacted by GIBB's operations. The Company's consolidated revenues of $4.0 billion for fiscal 2001 include $46.1 million of revenues from GIBB's operations since the acquisition date.

   On February 23, 2001, the Company finalized the second phase of the two-part transaction to acquire the engineering and contracting business of Stork N.V., the Netherlands ("Stork"). The first phase was completed in February 2000. The second phase of the transaction was accounted for as a purchase. Accordingly, the Company's consolidated results of operations for fiscal 2001 include the operating results of the second phase of Stork since the date of acquisition. The purchase price for the second phase of Stork has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, which may be adjusted further, resulted in goodwill, net of related tax benefits, of approximately $29.9 million. The Company's consolidated results of operations for both fiscal 2001 and 2000 were not significantly impacted by Stork's operations. The Company's consolidated revenues of $4.0 billion for fiscal 2001 include $36.4 million of revenues from Stock Phase II operations since the acquisition date.

   The Company recorded net earnings of $87.8 million, or $3.22 per diluted share for the fiscal year ended September 30, 2001, compared to net earnings of $51.0 million, or $1.93 per diluted share for fiscal 2000.

   Net earnings for the prior year included a first quarter pre-tax provision for litigation settlement of $38.0 million ($23.7 million after-tax). Excluding the after-tax impact of this special litigation charge, the Company's operations during fiscal 2000 resulted in pro forma net earnings of $74.7 million, or $2.82 per diluted share.

   Total revenues for fiscal 2001 increased by $538.1 million, or 15.7%, to $4.0 billion, compared to $3.4 billion for fiscal 2000. The Stork Phase II and GIBB transactions contributed approximately $80.8 million of revenues during fiscal 2001.

   Revenues from project services activities, which include design, engineering and agency construction management services, increased by $531.0 million, or 29.3%, to $2.3 billion during fiscal 2001, compared to $1.8 billion for fiscal 2000.

   Revenues from construction services of $977.6 million in fiscal 2001 were consistent with revenue levels during fiscal 2000 and 1999 of $969.8 million and $994.5 million, respectively.

   Revenues from operations and maintenance ("O&M") activities decreased by $16.2 million, or 3.1%, to $505.4 million during fiscal 2001, compared to $521.6 million during fiscal 2000.

   Revenues from process, scientific and systems consulting services increased by $15.4 million, or 13.0%, to $133.6 million during fiscal 2001, compared to $118.2 million last year.

   As a percentage of revenues, direct costs of contracts were 87.2% for fiscal 2001 as compared to 87.3% for fiscal 2000. The percentage relationship between direct costs of contracts and revenues generally fluctuate between reporting periods depending on a variety of factors including the mix of business during the reporting periods being compared, as well as the level of margins earned from the various types of services provided by the Company.

   Selling, general and administrative ("SG&A") expenses for fiscal 2001 increased by $49.7 million, or 16.0%, to $360.8 million, compared to $311.1 million for fiscal 2000. Approximately $19.9 million, or 40% of the increase in SG&A expenses was attributable to the Stork Phase II and GIBB operations. However, as a percentage of revenues, SG&A expenses for fiscal 2001 remained at the prior fiscal year level of 9.1%, reflecting the Company's continuing efforts to control costs.

   During fiscal 2001, the Company's operating profit (defined as revenues, less direct costs of contracts and SG&A expenses) increased by $19.2 million, or 15.4%, to $143.9 million, compared to

$124.6 million last year. The increase in the Company's operating profit for fiscal 2001 as compared to last year was due primarily to significant increases in business volume while keeping direct costs of contracts and SG&A expenses as a percentage of revenues at approximately the same levels as last year's.

   During fiscal 2001, interest expense increased minimally by 2.5%, or $0.3 million, to $11.7 million, compared to $11.4 million in fiscal 2000, due to additional borrowings from the Company's $230.0 million revolving credit facility at lower interest rates. At September 30, 2001 and 2000, outstanding borrowings under this facility were $164.3 million at 4.10% and $138.9 million at 8.20%, respectively. During fiscal 2001, the Company borrowed $162.4 million from the same facility, primarily to partially finance the GIBB acquisition for approximately $20.3 million, to fund $9.5 million of stock repurchases as discussed below, and the balance to cover working capital requirements.

   The Company recorded income tax expense of $50.4 million and $30.3 million in fiscal 2001 and 2000, respectively. The Company's overall effective tax rate was 36.5% for fiscal 2001, compared to an effective tax rate of 37.3% for fiscal 2000.

  2000 Compared to 1999

   On February 16, 2000, the Company completed the first phase of the two-part transaction to acquire the engineering and contracting business of Stork for a total purchase price of EUR 25.0 million (approximately $24.2 million). The first phase of the Stork transaction was accounted for as a purchase. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation resulted in goodwill, net of related tax benefits, of approximately $29.0 million. The Company's consolidated results of operations for fiscal 2000 include the results of Stork's operations since the acquisition date. The effect of Stork on the Company's consolidated results of operations for fiscal 2000 was not material. The Company's consolidated revenues of $3.4 billion for fiscal 2000 include $87.2 million of revenues from Stork's operations since the acquisition date.

   In January 1999, the Company completed its merger with Sverdrup Corporation ("Sverdrup"). Accordingly, Sverdrup's results of operations are included in the Company's consolidated results of operations for all of fiscal 2000, compared to only the second, third and fourth quarters of fiscal 1999.

   The Company recorded net earnings of $51.0 million, or $1.93 per diluted share, for fiscal 2000, compared to net earnings of $65.4 million, or $2.47 per diluted share for fiscal 1999.

   As discussed above, net earnings for fiscal 2000 included a first quarter pre-tax provision for litigation settlement of $38.0 million ($23.7 million after-tax). This special, one-time pre-tax charge, which consisted of the settlement amount of $35.0 million and related litigation costs of $3.0 million, resulted from an agreement with the United States Department of Justice to settle a previously disclosed whistleblower suit. The suit alleged that the Company improperly charged the U.S. government for lease costs associated with its former headquarters building, which the Company sold and leased back in 1982, and then permanently vacated in 1997. The Company denied the government's allegations in the suit but agreed to the settlement to avoid the costs and risks of further litigation. The settlement was paid in March 2000 and has no continuing impact on the Company's operating results.

   Total revenues for fiscal 2000 increased by $543.9 million, or 18.9%, to $3.4 billion, compared to $2.9 billion for fiscal 1999. This increase reflects the inclusion of Sverdrup's operations for the entire fiscal 2000 as compared to only the second, third and fourth quarters of fiscal 1999. Excluding the impact of Sverdrup's operations on the Company's revenues during the first quarter of fiscal 2000, total revenues increased by $320.7 million, or 11.2% on a year-to-date basis.

   Revenues from project services activities increased by $491.3 million, or 37.3%, to $1.8 billion during fiscal 2000, compared to $1.3 billion for fiscal 1999. Excluding the impact of Sverdrup's operations on the Company's revenues during the first quarter of fiscal 2000, revenues from project services activities increased by $345.0 million, or 26.2% on a year-to-date basis.

   Revenues from construction services of $969.8 million in fiscal 2000 were consistent with the fiscal 1999 revenue level of $994.5 million.

   Revenues from O&M activities increased by $47.1 million, or 9.9%, to $521.6 million during fiscal 2000, compared to $474.5 million for fiscal 1999. The increase of $47.1 million in O&M revenues in fiscal 2000 was due to the inclusion of Sverdrup's operations for the entire fiscal 2000 as compared to only the second, third and fourth quarters of fiscal 1999.

   Revenues from process, scientific and systems consulting services increased by $30.2 million, or 34.4%, to $118.2 million during fiscal 2000, compared to $88.0 million for fiscal 1999. Approximately $24.4 million, or 81% of the increase in revenues during fiscal 2000 was due to the inclusion of Sverdrup's operations for the entire fiscal 2000 as compared to only the second, third and fourth quarters of fiscal 1999. Prior to the merger with Sverdrup, the Company's revenues from process, scientific and systems consulting service activities were minimal.

   As a percentage of revenues, direct costs of contracts was 87.3% for the fiscal year ended September 30, 2000, compared to 86.2% for fiscal 1999. The movement in this percentage relationship was due primarily to proportionately lower margins earned on the Company's new volume of business during fiscal 2000 as compared to fiscal 1999.

   SG&A expenses for fiscal 2000 increased by $22.0 million, or 7.6%, to $311.1 million, compared to $289.0 million in fiscal 1999. The increase of $22.0 million during fiscal 2000 was due to the inclusion of Sverdrup's operations for the entire fiscal 2000 as compared to only the second, third and fourth quarters of fiscal 1999. As a percentage of revenues, however, SG&A expenses for fiscal 2000 decreased to 9.1%, compared to 10.1% last year, reflecting the Company's continuing efforts to control costs.

   During fiscal 2000, the Company's operating profit increased by $16.3 million, or 15.1%, to $124.6 million, compared to $108.3 million during fiscal 1999. The increase in the Company's operating profit for fiscal 2000 as compared to last year was due primarily to significant increases in business volume and reduced SG&A expenses as a percentage of revenues.

   During fiscal 2000, interest expense increased by 30.3%, or $2.7 million, to $11.4 million, compared to interest expense of $8.8 million last year. The increase in interest expense in fiscal 2000 as compared to fiscal 1999 was due to additional borrowings from the Company's $230.0 million revolving credit facility at higher interest rates compared to fiscal 1999. At September 30, 2000, outstanding borrowings under this facility were $138.9 million. During fiscal 2000, the Company borrowed $103.9 million from the same facility, primarily to pay the $35.0 million litigation settlement, to partially finance the first phase of the Stork acquisition for approximately $14.8 million, to fund $13.7 million of stock repurchases as discussed below, and the balance to cover working capital requirements.

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

Backlog

   Backlog represents the total dollar amount of revenues the Company expects to record in the future as a result of performing work under contracts that have been awarded to it. The Company's policy with respect to O&M contracts, however, is to include in backlog the amount of revenues it expects to receive for one succeeding year, regardless of the remaining life of the contract. For federal programs (other than federal O&M contracts), the Company's policy is to include in backlog the full contract award, whether funded or unfunded, and exclude option periods.

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

   The following table summarizes the Company's total backlog at September 30, 2001, 2000 and 1999 (in millions):

                                  2001     2000     1999
                                -------- -------- --------
Technical professional services $2,689.3 $2,375.3 $1,760.0
Total..........................  5,912.5  5,430.1  4,448.2
                                -------- -------- --------

   Total backlog at September 30, 2001 included approximately $1.9 billion, or 32.4% of total backlog, relating to work to be performed either directly or indirectly for the U.S. federal government and its agencies. This compares to approximately $1.4 billion and $1.5 billion of U.S. federal backlog at September 30, 2000 and 1999, respectively. Most of these federal contracts extend beyond one year. In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

   The Company's backlog for fiscal 2001 increased by $482.4 million, or 8.9%, to $5.9 billion, compared to fiscal 2000, and increased in fiscal 2000 by $981.9 million, or 22.1%, to $5.4 billion, compared to fiscal 1999. The increase in fiscal 2001 as compared to fiscal 2000 was attributable primarily to new awards in the defense and aerospace, and exploration, production and refining areas of the Company's business, and the impact of the acquisitions of Stork and GIBB. The increase in fiscal 2000 as compared to fiscal 1999 was attributable primarily to new awards in the semiconductor, pharmaceuticals and biotechnology, and infrastructure areas of the Company's business.

   The Company estimates that approximately $2.5 billion, or 42.8% of total backlog at September 30, 2001 will be realized as revenues within the next fiscal year.

Effects of Inflation

   During fiscal 2001 and 2000, approximately 81% and 77%, respectively, of the Company's consolidated revenues were realized from cost-reimbursable type contracts. Because a significant portion of the Company's revenues continues to be earned under cost-reimbursable type contracts, the effects of inflation on the Company's financial condition and results of operations have been generally low. However, as the Company expands its business into markets and geographic areas where fixed-price and lump-sum work may be more prevalent, inflation may begin to have a larger impact on the Company's results of operations. To the extent permitted by competition, the Company intends to continue to emphasize contracts which are either cost-reimbursable or negotiated fixed-price. For contracts the Company accepts with fixed-price or lump-sum terms, the Company monitors closely the actual costs on the project as they compare to the budget estimates. On these projects, the Company also attempts to secure fixed-price commitments from key subcontractors and vendors. However, due to the competitive nature of the Company's business, combined with the fluctuating demands and prices associated with personnel, equipment and materials the Company traditionally needs in order to perform on its contracts, there can be no guarantee that inflation will not effect the Company's results of operations in the future.

Liquidity and Capital Resources

   During fiscal 2001, the Company's cash and cash equivalents decreased by $16.6 million, to $49.3 million. This compares to a net increase of $12.4 million, to $65.8 million during fiscal 2000, and to a net decrease of $47.8 million, to $53.5 million, during fiscal 1999. During fiscal 2001, the Company experienced net cash outflows from investing activities and the effect on cash of exchange rate changes, of $63.6 million and $0.2 million, respectively, offset in part by net cash inflows from financing and operating activities of $32.2 million and $15.1 million, respectively.

   Operations resulted in net cash inflows of $15.1 million during fiscal 2001. This compares to a net contribution of $81.3 million and $83.5 million during fiscal 2000 and 1999, respectively. The $66.2 million decrease in cash provided by operations in fiscal 2001 as compared to fiscal 2000 was due primarily to a net increase in outflows of $91.4 million relating to the timing of cash receipts and payments within the Company's working capital accounts, and the effects of deferred income taxes, and depreciation and amortization of property, equipment and improvements of $10.3 million and $1.8 million, respectively. These outflows were partially offset by an increase of $36.8 million in net earnings.

   The Company's investing activities resulted in net cash outflows of $63.6 million during fiscal 2001. This compares to net cash outflows of $106.7 million and $220.6 million during fiscal 2000 and 1999, respectively. The net decrease of $43.1 million in cash used for investing activities in fiscal 2001 as compared to fiscal 2000 was due primarily to decreases in other noncurrent assets, net additions to property and equipment, and purchases of investments of $26.9 million, $14.1 million and $3.6 million, respectively. These were partially offset by a $1.3 million increase in cash used for acquisitions of businesses.

   The Company's financing activities resulted in net cash inflows of $32.2 million during fiscal 2001. This compares to net cash inflows of $42.8 million and $92.6 million during fiscal 2000 and 1999, respectively. The $10.7 million net decrease in cash provided by financing activities in fiscal 2001 compared to fiscal 2000 was due primarily to increases in the repayments of long-term and short-term borrowings of $67.3 million and $9.4 million, respectively. These outflows were partially offset by an increase of $58.5 million in proceeds from long-term borrowings, and a decrease of $4.2 million in purchases of common stock for treasury. During fiscal 2001, the Company borrowed $162.4 million from its $230.0 million revolving credit facility, primarily to partially finance the GIBB acquisition for approximately $20.3 million, to fund $9.5 million of stock repurchases as discussed below, and the balance to cover working capital requirements. During fiscal 2000, the Company borrowed $103.9 million from the same facility, primarily to pay the $35.0 million litigation settlement, to partially finance the first phase of the Stork acquisition for approximately $14.8 million, to fund $13.7 million of stock repurchases, and the balance to cover working capital requirements.

   The Company believes it has adequate capital resources to fund its operations in fiscal 2002 and beyond. The Company's consolidated working capital position was $245.5 million at September 30, 2001 compared to $167.2 million at September 30, 2000. As discussed earlier, the Company has a long-term $230.0 million revolving credit facility against which $164.3 million was outstanding at September 30, 2001 in the form of direct borrowings. At September 30, 2001, the Company had $50.8 million available through committed short-term credit facilities, of which $29.5 million was outstanding at that date in the form of direct borrowings and letters of credit.

   Under its stock repurchase program, the Company is authorized to buy-back up to 3.0 million shares of its common stock in the open market. Repurchases of common stock will be financed from existing credit facilities and available cash balances. The Company has repurchased a total of 1,835,700 shares of its common stock at a total cost of $57.1 million since the program's inception in July 1996. During fiscal 2001, the Company repurchased 178,600 shares of its common stock at a total cost of $9.5 million, all of which were subsequently reissued for the Company's employee stock purchase and stock option plans.

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

Acquisition

   On October 31, 2001, the Company finalized the acquisition of McDermott Engineers & Constructors (Canada) Limited (including Delta Catalytic and Delta Hudson Engineering) (collectively "Delta"). Delta provides engineering, construction, and maintenance services to various industries including upstream oil and gas, petroleum refining, petrochemicals, and chemicals. Delta has approximately 3,500 employees conducting operations located primarily in Canada and the United Kingdom. The total purchase price of $47.5 million in cash was financed with a new, short-term, $50.0 million 180-day bilateral credit facility. The Delta transaction was accounted for as a purchase. Accordingly, Delta's operations will be included in the Company's results of operations for fiscal 2002 from the date of acquisition. The purchase price will be allocated to the assets and liabilities acquired based on their estimated fair values.

Current Accounting Pronouncements

   In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141--Business Combinations ("SFAS 141"), and No. 142--Goodwill and Other Intangible Assets ("SFAS 142").

   SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The pooling-of-interests method of accounting is no longer permitted. SFAS 141 also provides guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

   SFAS 142 no longer permits amortization of goodwill (including existing goodwill prior to the date of adoption of SFAS 142) and intangible assets deemed to have indefinite lives. Instead, these assets must be tested for impairment using a fair value approach in accordance with SFAS 142.

   The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. The Company is currently in the process of quantifying the impact of the new standards. However, the Company anticipates that all amortization of goodwill as a charge to earnings will be eliminated. During fiscal 2002, the Company will also perform the first of the required impairment tests of goodwill.

Forward-Looking Statements

   Statements included in this Management's Discussion and Analysis that are not based on historical facts are "forward-looking statements", as that term is discussed in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current estimates, expectations and projections about the issues discussed, the industries in which the Company's clients operate and the services the Company provides. By their nature, such forward-looking statements involve risks and uncertainties. The Company has tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and words and terms of similar substance in connection with any discussion of future operating or financial performance. The Company cautions the reader that a variety of factors could cause business conditions and results to differ materially from what is contained in its forward-looking statements including the following:

 . increase in competition by foreign and domestic competitors;

 . availability of qualified engineers and other professional staff needed to execute contracts;

 . the timing of new awards and the funding of such awards;

 . the ability of the Company to meet performance or schedule guarantees:

 . cost overruns on fixed, maximum or unit priced contracts;

 . the outcome of pending and future litigation and governmental proceedings;

 . the cyclical nature of the individual markets in which the Company's customers operate;

 . the successful closing and/or subsequent integration of any merger or acquisition transaction; and,

 . the amount of any continent consideration the Company may be required to pay in the future in connection with the Sverdrup merger (including the availability of financing that may be required).

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          September 30, 2001 and 2000
                   (In thousands, except share information)

                                                                            2001        2000
                                                                         ----------  ----------
ASSETS
Current Assets:
   Cash and cash equivalents............................................ $   49,263  $   65,848
   Receivables..........................................................    817,160     710,979
   Deferred income taxes................................................     64,651      61,968
   Prepaid expenses and other...........................................     15,085      12,228
                                                                         ----------  ----------
          Total current assets..........................................    946,159     851,023
                                                                         ----------  ----------
Property, Equipment and Improvements, Net...............................    149,979     150,491
                                                                         ----------  ----------
Other Noncurrent Assets:
   Goodwill, net........................................................    317,664     269,043
   Other................................................................    143,238     113,819
                                                                         ----------  ----------
          Total other noncurrent assets.................................    460,902     382,862
                                                                         ----------  ----------
                                                                         $1,557,040  $1,384,376
                                                                         ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Notes payable........................................................ $   19,688  $   18,460
   Accounts payable.....................................................    197,712     224,063
   Accrued liabilities..................................................    295,763     274,991
   Billings in excess of costs..........................................    163,833     145,708
   Income taxes payable.................................................     23,663      20,641
                                                                         ----------  ----------
          Total current liabilities.....................................    700,659     683,863
                                                                         ----------  ----------
Long-term Debt..........................................................    164,308     146,820
                                                                         ----------  ----------
Other Deferred Liabilities..............................................     95,174      52,946
                                                                         ----------  ----------
Minority Interests......................................................      5,098       5,204
                                                                         ----------  ----------
Commitments and Contingencies
Stockholders' Equity:
   Capital stock:
       Preferred stock, $1 par value, authorized--1,000,000 shares,
         issued and outstanding--none...................................         --          --
       Common stock, $1 par value, authorized--100,000,000 shares;
         issued and outstanding--26,872,358 and 26,386,238 shares,
         respectively...................................................     26,872      26,386
   Additional paid-in capital...........................................    105,612      79,352
   Retained earnings....................................................    472,010     400,791
   Accumulated other comprehensive loss.................................    (10,620)    (10,515)
                                                                         ----------  ----------
                                                                            593,874     496,014
   Unearned compensation................................................     (2,073)       (471)
                                                                         ----------  ----------
          Total stockholders' equity....................................    591,801     495,543
                                                                         ----------  ----------
                                                                         $1,557,040  $1,384,376
                                                                         ==========  ==========

       See the accompanying Notes to Consolidated Financial Statements.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

             For the Years Ended September 30, 2001, 2000 and 1999
                 (In thousands, except per share information)

                                                    2001         2000         1999
                                                 -----------  -----------  -----------
Revenues........................................ $ 3,956,993  $ 3,418,942  $ 2,875,007

Costs and Expenses:
   Direct costs of contracts....................  (3,452,320)  (2,983,247)  (2,477,678)
   Selling, general and administrative expenses.    (360,821)    (311,082)    (289,034)
                                                 -----------  -----------  -----------
Operating Profit................................     143,852      124,613      108,295

Other (Expense) Income:
   Interest income..............................       3,718        3,961        3,031
   Interest expense.............................     (11,705)     (11,420)      (8,767)
   Miscellaneous income.........................       2,341        2,168        1,963
   Provision for litigation settlement..........          --      (38,000)          --
                                                 -----------  -----------  -----------
       Total other expense......................      (5,646)     (43,291)      (3,773)
                                                 -----------  -----------  -----------
Earnings Before Taxes...........................     138,206       81,322      104,522

Income Tax Expense..............................     (50,446)     (30,341)     (39,077)
                                                 -----------  -----------  -----------
Net Earnings.................................... $    87,760  $    50,981  $    65,445
                                                 ===========  ===========  ===========
Net Earnings Per Share:
   Basic........................................ $      3.30  $      1.95  $      2.54
   Diluted...................................... $      3.22  $      1.93  $      2.47
                                                 ===========  ===========  ===========


       See the accompanying Notes to Consolidated Financial Statements.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

             For the Years Ended September 30, 2001, 2000 and 1999
                                (In thousands)

                                                                          2001     2000     1999
                                                                         -------  -------  -------
Net Earnings............................................................ $87,760  $50,981  $65,445
                                                                         -------  -------  -------
Other Comprehensive Income (Loss):
   Unrealized holding gains on securities...............................   2,395    3,556    4,118
   Less: reclassification adjustment for gains realized in net earnings.  (2,083)  (1,455)    (648)
                                                                         -------  -------  -------
   Unrealized gains on securities, net of reclassification adjustment...     312    2,101    3,470
   Foreign currency translation adjustments.............................    (324)  (8,236)  (3,946)
                                                                         -------  -------  -------
Other Comprehensive Loss Before Income Taxes............................     (12)  (6,135)    (476)
Income Tax Expense Relating to Other Comprehensive Income...............     (93)    (785)  (1,319)
                                                                         -------  -------  -------
Other Comprehensive Loss................................................    (105)  (6,920)  (1,795)
                                                                         -------  -------  -------
Total Comprehensive Income.............................................. $87,655  $44,061  $63,650
                                                                         =======  =======  =======




       See the accompanying Notes to Consolidated Financial Statements.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

             For the Years Ended September 30, 2001, 2000 and 1999
                                (In thousands)

                                                               2001      2000      1999
                                                             --------  --------  --------
Common Stock:
   Balance at the beginning of the year..................... $ 26,386  $ 26,143  $ 25,867
   Issuances under stock plans, net.........................      625       440       399
   Repurchases under stock plans............................     (187)     (197)     (131)
   Issuances of restricted stock, net of forfeitures........       48        --         8
                                                             --------  --------  --------
   Balance at the end of the year...........................   26,872    26,386    26,143
                                                             --------  --------  --------
Additional Paid-in Capital:
   Balance at the beginning of the year.....................   79,352    68,049    55,698
   Issuances of common stock under stock plans, net.........   24,910    12,078    12,399
   Repurchases of common stock under stock plans............     (696)     (764)     (293)
   Issuances of restricted stock, net of forfeitures........    2,046       (11)      245
                                                             --------  --------  --------
   Balance at the end of the year...........................  105,612    79,352    68,049
                                                             --------  --------  --------
Retained Earnings:
   Balance at the beginning of the year.....................  400,791   358,958   300,296
   Net earnings.............................................   87,760    50,981    65,445
   Issuances of treasury stock for stock option exercises...   (1,381)   (2,922)   (1,618)
   Repurchases of common stock under stock plans............  (15,160)   (6,226)   (5,165)
                                                             --------  --------  --------
   Balance at the end of the year...........................  472,010   400,791   358,958
                                                             --------  --------  --------
Accumulated Other Comprehensive Income (Loss):
   Balance at the beginning of the year.....................  (10,515)   (3,595)   (1,800)
   Foreign currency translation adjustments.................     (324)   (8,236)   (3,946)
   Net unrealized gains on securities.......................      219     1,316     2,151
                                                             --------  --------  --------
   Balance at the end of the year...........................  (10,620)  (10,515)   (3,595)
                                                             --------  --------  --------
Unearned Compensation:
   Balance at the beginning of the year.....................     (471)     (838)   (1,056)
   Issuances of restricted stock............................   (2,094)     (153)     (253)
   Amortization.............................................      492       520       471
                                                             --------  --------  --------
   Balance at the end of the year...........................   (2,073)     (471)     (838)
                                                             --------  --------  --------
Treasury Stock, at Cost:
   Balance at the beginning of the year.....................       --        --    (7,600)
   Purchases of common stock for treasury...................   (9,523)  (13,714)       --
   Reissuances of treasury stock for stock option exercises.    9,523    13,714     7,600
                                                             --------  --------  --------
   Balance at the end of the year...........................       --        --        --
                                                             --------  --------  --------
Total Stockholders' Equity.................................. $591,801  $495,543  $448,717
                                                             ========  ========  ========


       See the accompanying Notes to Consolidated Financial Statements.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended September 30, 2001, 2000 and 1999
                                (In thousands)

                                                                           2001       2000       1999
                                                                         ---------  ---------  ---------
Cash Flows from Operating Activities:
    Net earnings........................................................ $  87,760  $  50,981  $  65,445
    Adjustments to reconcile net earnings to net cash flows from operations:
       Depreciation and amortization of property, equipment and
        improvements....................................................    31,388     33,192     26,259
       Amortization of goodwill.........................................     7,552      6,906      5,327
       Gains on sales of assets.........................................    (3,318)    (3,143)    (3,986)
       Changes in assets and liabilities, excluding the effects of businesses acquired:
          Receivables...................................................   (68,669)  (105,541)   (10,897)
          Prepaid expenses and other current assets.....................    (1,482)       142        476
          Accounts payable..............................................   (27,849)    35,807     17,035
          Accrued liabilities...........................................   (17,906)   (10,497)    25,107
          Billings in excess of costs...................................    (7,313)    50,134    (30,879)
          Income taxes payable..........................................    10,356      8,526     (3,650)
       Deferred income taxes............................................     4,097     14,437     (7,195)
       Other, net.......................................................       492        357        470
                                                                         ---------  ---------  ---------
    Net cash provided by operating activities...........................    15,108     81,301     83,512
                                                                         ---------  ---------  ---------
Cash Flows from Investing Activities:
    Acquisitions of businesses, net of cash acquired....................   (28,605)   (27,284)  (201,052)
    Additions to property and equipment.................................   (28,795)   (44,369)   (38,970)
    Disposals of property and equipment.................................     1,850      3,357      4,926
    Net increase in other non-current assets............................    (6,892)   (33,806)    (4,868)
    Purchases of marketable securities..................................        --         --     (1,800)
    Proceeds from sales of marketable securities........................        --         --     18,282
    Purchases of investments............................................    (4,209)    (7,772)    (1,442)
    Proceeds from sales of investments..................................     3,023      3,169      4,285
                                                                         ---------  ---------  ---------
    Net cash used for investing activities..............................   (63,628)  (106,705)  (220,639)
                                                                         ---------  ---------  ---------
Cash Flows from Financing Activities:
    Proceeds from long-term borrowings..................................   162,403    103,900    170,220
    Repayments of long-term borrowings..................................  (145,516)   (78,244)   (97,027)
    Net change in short-term borrowings.................................       235      9,622      9,141
    Exercises of stock options..........................................    18,198     16,006     12,947
    Purchases of common stock for treasury..............................    (9,523)   (13,714)        --
    Other, net..........................................................     6,354      5,277     (2,652)
                                                                         ---------  ---------  ---------
    Net cash provided by financing activities...........................    32,151     42,847     92,629
                                                                         ---------  ---------  ---------
Effect of Exchange Rate Changes.........................................      (216)    (5,077)    (3,348)
                                                                         ---------  ---------  ---------
(Decrease) Increase in Cash and Cash Equivalents........................   (16,585)    12,366    (47,846)
Cash and Cash Equivalents at Beginning of Period........................    65,848     53,482    101,328
                                                                         ---------  ---------  ---------
Cash and Cash Equivalents at End of Period.............................. $  49,263  $  65,848  $  53,482
                                                                         =========  =========  =========

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

  Description of the Business

   The Company's principal business is to provide technical professional services, consisting primarily of engineering, design, and architectural services, scientific and technical support services, construction and construction management services, and plant maintenance services to its industrial, commercial and government clients in diverse markets. The Company provides its services from offices located primarily throughout the United States, Europe and Asia. The Company provides its services under cost-reimbursable, cost-reimbursable with a guaranteed maximum price, and fixed-price contracts. The percentage of revenues realized from each of these types of contracts for each year ended September 30 was as follows:

                         2001 2000 1999
                         ---- ---- ----
Cost-reimbursable.......  81%  77%  73%
Fixed-price.............  16   18   22
Guaranteed maximum price   3    5    5

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

  Cash Equivalents

   The Company considers all highly liquid investments with original maturities of less than three months as cash equivalents. Cash equivalents at September 30, 2001 and 2000 consisted primarily of time certificates of deposit.

  Marketable Securities and Investments

   The Company's investments in equity and debt securities are classified as trading securities, held-to-maturity securities or available-for-sale securities. Management determines the appropriate classification of all its investments at the time of purchase and reviews such designations at each balance sheet date.

   Trading securities are recorded at fair value. Changes in the fair value of trading securities are recognized in earnings in the period in which the change occurs and is included in "Miscellaneous income" in the accompanying consolidated statements of earnings.

   Held-to-maturity securities and available-for-sale securities are included as long-term investments in "Other Noncurrent Assets" in the accompanying consolidated balance sheets. Held-to-maturity securities are carried at cost, or amortized cost, adjusted for the amortization (accretion) of any related premiums (discounts) over the estimated remaining period until maturity. Marketable equity securities that are not held for trading, and debt securities that are not classified as held-to-maturity, are classified as available-for-sale securities. Securities designated as available-for-sale are recorded at fair value. Changes in the fair value of securities available-for-sale are recorded as unrealized gains or losses, net of the related tax effect in "Accumulated Other Comprehensive Income (Loss)" in the accompanying consolidated statements of changes in stockholders' equity.

  Receivables and Billings in Excess of Costs

   Included in "Receivables'' in the accompanying consolidated balance sheets at September 30, 2001 and 2000 were recoverable amounts under contracts in progress of $420.6 million and $372.0 million, respectively, that represent amounts earned under contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project. Included in these unbilled receivables at September 30, 2001 and 2000 were contract retentions totaling $6.6 million and $5.0 million, respectively. The Company anticipates that substantially all of such unbilled amounts will be billed and collected over the next twelve months.

   Billings in excess of costs represent cash collected from clients on contracts in advance of revenues earned thereon, as well as advanced billings to clients in excess of costs and earnings on uncompleted contracts. The Company anticipates that substantially all such amounts will be earned over the next twelve months.

  Property, Equipment and Improvements

   Property, equipment and improvements are stated at cost in the accompanying consolidated balance sheets. Depreciation and amortization of property and equipment is computed primarily by using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful life of

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES the asset or the remaining term of the related lease. Estimated useful lives range from 20 to 40 years for buildings, from 3 to 10 years for equipment and from 4 to 10 years for leasehold improvements.

  Goodwill

   Goodwill represents the excess of the purchase price paid over the fair value of the net assets of acquired companies and was amortized against earnings using the straight-line method over periods not exceeding 40 years. The carrying value of goodwill was subject to review for recoverability, and if there were indications of impairment, the Company assessed any potential impairment based upon undiscounted cash flow forecasts. No impairment losses have been recognized in any of the periods presented. Goodwill is shown in the accompanying consolidated balance sheets net of accumulated amortization of $28.4 million and $20.8 million at September 30, 2001 and 2000, respectively.

   In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141--Business Combinations ("SFAS 141"), and No. 142--Goodwill and Other Intangible Assets ("SFAS 142").

   SFAS 141 provides guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

   SFAS 142 no longer permits amortization of goodwill (including existing goodwill prior to the date of adoption of SFAS 142) and intangible assets deemed to have indefinite lives. Instead, these assets must be tested for impairment using a fair value approach in accordance with SFAS 142.

   The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. The Company is currently in the process of quantifying the impact of the new standards. However, the Company anticipates that all amortization of goodwill as a charge to earnings will be eliminated. During fiscal 2002, the Company will also perform the first of the required impairment tests of goodwill.

  Earnings Per Share

   Earnings per share ("EPS") is calculated in accordance with Statement of Financial Accounting Standards No. 128--Earnings per Share ("SFAS 128"). Basic EPS was computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted EPS gives effect to all dilutive securities that were outstanding during the period. The Company's dilutive securities consisted solely of nonqualified stock options.

  Stock-based Compensation

   The Company accounts for stock issued to employees and outside directors in accordance with APB Opinion No. 25--Accounting for Stock Issued to Employees ("APB 25"). Accordingly, no compensation cost has been recorded in connection with grants of stock options. With respect to the issuance of restricted stock, unearned compensation expense equivalent to the market value of the stock issued on the date of award is charged to stockholders' equity and subsequently amortized against earnings over the periods during which the restrictions lapse. During fiscal years 2001, 2000 and 1999, the Company recognized compensation expense on restricted stock of $0.5 million, $0.4 million and $0.5 million, respectively.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

  Concentrations of Credit Risk, Uncertainties and Use of Estimates

   The Company's cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the United States and Europe. In the normal course of its business and consistent with industry practices, the Company grants credit to its clients without requiring collateral. Concentrations of credit risk is the risk that, if the Company extends a significant portion of its credit to clients in a specific geographic area or industry, the Company may experience disproportionately high levels of default, if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk relative to trade receivables are limited due to the Company's diverse client base, which includes the U.S. federal government and multi-national corporations operating in a broad range of industries and geographic areas. Additionally, in order to mitigate credit risk, the Company continually evaluates the credit worthiness of its major commercial clients.

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

2. Earnings Per Share

   The following table reconciles the denominator used to compute basic EPS to the denominator used to compute diluted EPS for each year ended September 30 (in thousands):

                                                          2001   2000   1999
                                                         ------ ------ ------
Weighted average shares outstanding (denominator used to
  compute Basic EPS).................................... 26,615 26,179 25,803
Effect of employee and outside director stock options...    633    294    675
                                                         ------ ------ ------
Denominator used to compute Diluted EPS................. 27,248 26,473 26,478
                                                         ====== ====== ======

3. Business Combinations

   On May 3, 2001, the Company completed the purchase of substantially all of the international engineering and construction management business of LawGibb Group Inc. (the "GIBB" businesses). GIBB is a leading international engineering consultancy firm, providing technical professional services in the fields of transportation, civil and structural engineering, water and wastewater, environmental and geotechnical services, infrastructure, building and building services, information technology, defense, finance and commerce. GIBB has approximately 900 employees conducting operations located primarily in the United Kingdom, southern Africa, and certain other countries located primarily in Europe. The total purchase price of $34.5 million in cash was financed with a combination of internal funds and borrowings made under the Company's $230.0 million revolving credit facility. The GIBB transaction was accounted for as a purchase. Accordingly, the Company's consolidated results of operations for fiscal 2001 include the results of GIBB's operations since the date of acquisition. The purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, which may be adjusted further, resulted in goodwill, net of related tax benefits, of approximately $31.3 million. The Company's consolidated results of operations for fiscal 2001 were not significantly impacted by GIBB's operations.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

   On February 23, 2001, the Company finalized the second phase of a two-part transaction to acquire the engineering and contracting business of Stork N.V., the Netherlands ("Stork"). The second phase involved the balance of Stork's engineering and construction operations in the Netherlands and the Middle East. These offices employ approximately 540 technical professional staff. The second phase of the transaction was accounted for as a purchase. Accordingly, the Company's consolidated results of operations for fiscal 2001 include the operating results of the second phase of Stork since the date of acquisition. The purchase price for the second phase of Stork has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, which may be adjusted further, resulted in goodwill, net of related tax benefits, of approximately $29.9 million.

   During the second quarter of fiscal 2000, the Company completed the first phase of the Stork transaction. The first phase included Stork's operations in Belgium, Germany, Southeast Asia and certain locations in the Netherlands. These offices employ approximately 1,500 technical professional staff. The purchase price of EUR 25.0 million (approximately $24.2 million) was financed in part by long-term borrowings of EUR 15.0 million (approximately $14.8 million) under the Company's $230.0 million revolving credit facility. The transaction was accounted for as a purchase. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation, resulted in goodwill, net of related tax benefits, of approximately $29.0 million. The Company's consolidated results of operations for both fiscal 2001 and 2000 were not significantly impacted by Stork's operations.

   During the second quarter of fiscal 1999, the Company completed its Agreement and Plan of Merger with Sverdrup Corporation ("Sverdrup"). Under the terms of the merger agreement, each outstanding share of common stock of Sverdrup was converted into the right to receive a proportional share of the total amount of initial merger consideration of $198.0 million paid at closing. Each outstanding share of common stock of Sverdrup will also receive a proportional amount of any additional merger consideration that may be paid in the future ("Deferred Merger Consideration"). Amounts payable as Deferred Merger Consideration, if any, will be payable shortly after each of the first three anniversaries of the date of the merger agreement, and is contingent upon the Company's stock price exceeding certain price thresholds as defined in the merger agreement. The total amount payable as Deferred Merger Consideration is limited to a maximum of $31.0 million. The amount paid as Deferred Merger Consideration on January 14, 2001, the second anniversary of the date of the merger agreement was immaterial. No amount was payable as Deferred Merger Consideration on January 14, 2000, the first anniversary of the date of the merger agreement.

   The Sverdrup transaction has been accounted for as a purchase. The purchase price allocation resulted in goodwill, net of related tax benefits, of approximately $176.3 million.

4. Investments

   At September 30, 2001, the Company had available-for-sale securities of $10.2 million included in "Other Noncurrent Assets", for which a net unrealized gain of $0.2 million was recorded in stockholders' equity during fiscal 2001. At September 30, 2000, the Company had available-for-sale securities of $10.0 million, for which a net unrealized gain of $1.3 million was recorded in stockholders' equity during fiscal 2000.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

   The following table summarizes certain information regarding the Company's available-for-sale equity securities at September 30, 2001 and 2000, and for each year ended September 30 (in thousands):

                                             2001    2000
                                            ------- -------
Total cost (specific identification method) $ 4,297 $ 4,472
Gross unrealized gains.....................   5,883   5,572
Estimated fair value.......................  10,180  10,044
Gross realized gains.......................   2,847   3,147
Gross proceeds from sales..................   3,023   5,262

5. Property, Equipment and Improvements, Net

   Property, equipment and improvements consisted of the following at September 30, 2001 and 2000 (in thousands):

                                            2001       2000
                                          ---------  ---------
Land..................................... $   7,106  $  11,579
Buildings................................    51,725     59,369
Equipment................................   231,322    201,896
Leasehold improvements...................    16,126     19,755
Construction in progress.................    16,290     11,497
                                          ---------  ---------
                                            322,569    304,096
Accumulated depreciation and amortization  (172,590)  (153,605)
                                          ---------  ---------
                                          $ 149,979  $ 150,491
                                          =========  =========

   Operating expenses include provisions for depreciation and amortization of $31.4 million, $33.2 million and $26.3 million for fiscal 2001, 2000 and 1999, respectively.

6. Borrowings

  Short-term Credit Arrangements

   At September 30, 2001, the Company had approximately $50.8 million available through multiple bank lines of credit, under which the Company may borrow on an overdraft or short-term basis. Interest under these lines is determined at the time of borrowing based on the banks' prime or base rates, rates paid on certificates of deposit, the banks' actual costs of funds or other variable rates. Most of the agreements require the payment of a fee based on the amount of the facility. The Company is also required to maintain certain minimum levels of working capital and net worth.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

   Other information regarding the lines of credit for each year ended September 30 follows (dollars in thousands):

                                                         2001     2000     1999
                                                        -------  -------  -------
Amount outstanding at year end......................... $19,688  $18,077  $ 6,868
Weighted average interest rate at year end.............    5.19%     8.8%     6.5%
Weighted average borrowings outstanding during the year $ 5,748  $ 7,952  $ 2,295
Weighted average interest rate during the year.........    6.90%    6.77%    6.02%
Maximum amount outstanding during the year............. $19,688  $30,955  $14,210

  Long-term Debt and Credit Arrangements

   Long-term debt consisted of the following at September 30, 2001 and 2000 (in thousands):

                                                                  2001     2000
                                                                -------- --------
Borrowings under the $230.0 million long-term, revolving credit agreement.................................................... $164,308 $138,879
Mortgage loans payable.........................................       --    6,833
Other..........................................................       --    1,491
                                                                -------- --------
                                                                 164,308  147,203
Less--current maturities (included in "Notes payable" in the
  accompanying consolidated balance sheets)....................       --      383
                                                                -------- --------
                                                                $164,308 $146,820
                                                                ======== ========

   The Company's long-term debt of $164.3 million at September 30, 2001 consisted solely of borrowings under its $230.0 million long-term, revolving credit agreement, which expires in March 2004. These borrowings are unsecured, and bear interest at either fixed rates offered by the banks at the time of borrowing, or at variable rates based on the agent bank's base rate, LIBOR or the latest federal funds rate. During fiscal 2001 and 2000, the weighted average interest rates on these borrowings were 6.02% and 7.85%, respectively. The agreement requires the Company to maintain certain minimum levels of net worth, a minimum coverage ratio of certain fixed charges, and a minimum leverage ratio of earnings before interest, taxes, depreciation and amortization to funded debt (all as defined in the agreement). The agreement also restricts the payment of cash dividends and requires the Company to pay a facility fee based on the total amount of the commitment.

   Interest payments made during fiscal 2001, 2000 and 1999 totaled $11.1 million, $11.8 million, and $9.0 million, respectively.

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

   The following table sets forth the change in the plans' net benefit obligation for each year ended September 30 (in thousands):

                                                      2001      2000
                                                    --------  --------
Net benefit obligation at the beginning of the year $309,590  $316,875
Service cost.......................................   10,216    10,530
Interest cost......................................   22,527    22,902
Participants' contributions........................    2,903     2,361
Actuarial losses (gains)...........................    5,083    (9,482)
Benefits paid......................................  (22,712)  (21,010)
Effect of plan amendments..........................   (1,050)       --
Settlements........................................       --    (1,060)
Other..............................................      407   (11,526)
                                                    --------  --------
Net benefit obligation at the end of the year...... $326,964  $309,590
                                                    ========  ========

   The following table sets forth the change in the fair values of the plans' assets for each year ended September 30 (in thousands):

                                                              2001      2000
                                                            --------  --------
Fair value of plan assets at the beginning of the year..... $324,707  $320,920
Actual return on plan assets...............................   (9,291)   27,369
Employer contributions.....................................   11,162    13,287
Participants' contributions................................    2,903     2,361
Gross benefits paid........................................  (22,712)  (21,010)
Customer note payment......................................   (2,961)   (3,182)
Settlements................................................       --    (1,060)
Other......................................................     (305)  (13,978)
                                                            --------  --------
Fair value of plan assets at the end of the year........... $303,503  $324,707
                                                            ========  ========

   In both of the preceding tables, "Other" consists primarily of the effects of exchange rate fluctuations used to translate the information disclosed therein.

   The following table reconciles the funded status of the plans, as well as amounts recognized and not recognized in the accompanying consolidated balance sheets at September 30, 2001 and 2000 (in thousands):

                                                          2001     2000
                                                        --------  -------
      Funded status at the end of the year............. $(23,461) $15,117
      Unrecognized actuarial losses (gains)............   37,987   (6,267)
      Other............................................      189      668
                                                        --------  -------
      Net amount recognized at end of the year......... $ 14,715  $ 9,518
                                                        ========  =======

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

   Amounts recognized in the accompanying consolidated balance sheets at September 30, 2001 and 2000 consisted of the following (in thousands):

                                                          2001    2000
                                                         ------- -------
       Prepaid pension asset............................ $16,377 $16,795
       Accrued benefit liability........................   1,662   7,277
                                                         ------- -------
       Net amount recognized at the end of the year..... $14,715 $ 9,518
                                                         ======= =======

   The pension plans have a total, net under-funded status of approximately $23.5 million at September 30, 2001. At that date, the aggregate fair values of plan assets and net benefit obligations for underfunded plans were approximately $197.3 million and $220.9 million, respectively. The pension plans had a total, net over-funded status of approximately $15.1 million at September 30, 2000. Included in that amount is a domestic pension plan sponsored in connection with an operating contract with the United States government, which was under-funded by approximately $6.1 million at that date. Included in "Other Noncurrent Assets" in the accompanying consolidated balance sheets at September 30, 2001 and 2000 is $11.4 million and $11.7 million, respectively, representing the accumulated excess funding of benefits over the amounts reimbursed by the U.S. government in connection with an operating contract.

   The components of net periodic pension cost for each year ended September 30 were as follows (in thousands):

                                                    2001      2000      1999
                                                  --------  --------  --------
Service costs.................................... $ 10,216  $ 10,530  $  8,857
Interest cost....................................   22,527    22,902    18,899
Expected return on plan assets...................  (28,233)  (28,978)  (24,957)
Other............................................       --         9        --
                                                  --------  --------  --------
Net periodic costs, before the effects of special
  termination....................................    4,510     4,463     2,799
Special termination charge.......................       --        --       820
                                                  --------  --------  --------
Total net periodic pension cost.................. $  4,510  $  4,463  $  3,619
                                                  ========  ========  ========

   The significant actuarial assumptions used in determining the funded status of the plans for each year ended September 30 were as follows:

                                            2001          2000          1999
                                        ------------- ------------- -------------
Weighted average discount rate......... 6.5% to 7.75% 6.1% to 7.75% 6.5% to 7.75%
Rate of compensation increases......... 4.0% to 4.5%  4.0% to 4.5%  4.0% to 4.5%
Expected return on plan assets......... 8.0% to 9.5%  7.3% to 9.5%  7.3% to 9.5%

   In connection with the acquisition of the Stork group of companies (see Note 3, above), the Company is obligated to form a pension plan and an early-retirement plan ("VUT") for substantially all of its employees located in the Netherlands. These plans will replace existing programs sponsored by Stork N.V. When the replacement plans are formed, the Company will negotiate with both Stork N.V. and the trustees of the existing multi-employer plans to set a value of the assets to be transferred into the replacement plans. Although the Company has not finalized the design of the replacement pension

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES and VUT plans and thus has not commenced negotiations of the value of the assets to be transferred into the replacement plans, the Company expects that the value of the assets to be transferred will be less than the value of the assumed benefit obligations. Included in "Other Deferred Liabilities" in the accompanying consolidated balance sheet at September 30, 2001 is approximately $35.0 million relating to the under-funding of the replacement pension and VUT plans.

  Multiemployer Plans

   In the United States, the Company contributes to various trusteed pension plans covering hourly construction employees under industry-wide agreements. In selected operations in the Netherlands, the Company contributes to multiemployer plans covering both hourly and certain salaried employees. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded benefits, if any. Company contributions to these plans totaled $7.9 million, $5.7 million and $3.8 million for each of the three years ended September 30, 2001, 2000 and 1999, respectively.

8. Savings and Deferred Compensation Plans

  Savings Plans

   The Company maintains savings plans for substantially all of its domestic, nonunion employees, which allow participants to make contributions by salary deduction pursuant to section 401(k) of the Internal Revenue Code. The Company's contributions to these plans totalled $20.8 million, $19.6 million and $16.0 million, for fiscal 2001, 2000 and 1999, respectively. Company contributions are voluntary for most of the savings plans, and represent a partial matching of employee contributions.

  Deferred Compensation Plans

   The Company's Executive Security Plan ("ESP") and Executive Deferral Plans ("EDP") are nonqualified deferred compensation programs that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. Benefit payments under both plans are funded by a combination of contributions from participants and the Company, and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. Amounts charged to expense relating to these programs for each of the three years ended September 30, 2001, 2000 and 1999 were $2.6 million, $5.7 million and $2.4 million, respectively. Included in "Other Deferred Liabilities" in the accompanying consolidated balance sheets at September 30, 2001 and 2000 was $37.1 million and $38.4 million, respectively, relating to the ESP and EDP plans. Included in "Other Noncurrent Assets" at September 30, 2001 and 2000 were life insurance policies with cash surrender values of $42.8 million and $35.8 million, respectively, relating to the ESP and EDP plans.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

9. Stock Purchase and Stock Option Plans

  Stock Purchase Plans

   The Company sponsors two broad-based employee stock purchase plans: the Jacobs Engineering Group Inc. 1989 Employee Stock Purchase Plan (the "1989 ESPP") and the Jacobs Engineering Group Inc. Global Employee Stock Purchase Plan (the "GESPP"). Both plans provide for the granting of options to participating employees to purchase shares of the Company's common stock. The purchase price for the stock varies by plan. Under the 1989 ESPP, the purchase price is generally the lower of 90% of the common stock's closing market price on either the first day or the last day of the option period. Under the GESPP, the purchase price varies by sub-plan (there being one sub-plan for each foreign country where a participating subsidiary is domiciled), but is never less than the lower of 90% of the common stock's closing market price on either the first day or the last day of the option period. Under both plans, option periods are six months in duration, running from September 1 to February 28 or 29, and from March 1 to August 31.

   A summary of shares issued under the 1989 ESPP during each year ended September 30 follows:

                                      2001        2000        1999
                                   ----------- ----------- -----------
          Aggregate purchase price $13,538,734 $12,685,179 $10,306,530
          Shares purchased........     327,202     499,032     385,017

   In February 2001, the Company's shareholders approved an amendment to the 1989 ESPP to provide for a 2.0 million-share increase in the number of shares authorized for issuance thereunder. At September 30, 2001, there were 1,681,630 shares reserved for issuance under the 1989 ESPP.

   On July 26, 2001, by resolution of the Company's Board of Directors, 300,000 shares of the Company's common stock have been reserved for issuance under the GESPP. During fiscal 2001, no shares were issued under the GESPP.

  Stock Option Plans

   In February 2000, the Company's shareholders approved the 1999 Stock Incentive Plan and the 1999 Outside Director Stock Plan (the "1999 Plans"). The 1999 Plans replaced the Company's 1981 Stock Executive Incentive Plan (the "1981 Plan"), which would have expired on March 1, 2001. Effective February 14, 2000, the Company's Board of Directors resolved that no further incentive awards would be made under the 1981 Plan.

   The 1999 Stock Incentive Plan authorizes the issuance of incentive stock options, nonqualified stock options and restricted stock to employees to acquire up to an aggregate of 2,000,000 shares of the Company's common stock. The total number of shares of restricted stock that can be awarded under the 1999 Stock Incentive Plan is limited to 10% (or 200,000 shares) of the total number authorized, and any forfeited shares of restricted stock awarded is available again for issuance as restricted stock.

   The 1999 Outside Director Stock Plan reserves 200,000 shares of the Company's common stock for grants of nonqualified stock options and awards of stock and restricted stock to outside directors.

   At September 30, 2001, there were 2,141,825 shares of common stock reserved for issuance under the 1999 Plans.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

   The following is a summary of the stock option activity under the 1981 Plan and the 1999 Plans (collectively, the "Stock Option Plans") for each year ended September 30:

                                             Weighted
                                   Number    Average
                                     of      Exercise
                                   Options    Price
                                  ---------  --------
Outstanding at September 30, 1998 2,214,450   $24.79
Granted..........................   611,000    34.62
Exercised........................  (306,819)   23.55
Cancelled or expired.............   (18,400)   26.31
                                  ---------   ------
Outstanding at September 30, 1999 2,500,231    27.33
Granted..........................   560,250    33.03
Exercised........................  (401,281)   24.36
Cancelled or expired.............  (115,600)   28.88
                                  ---------   ------
Outstanding at September 30, 2000 2,543,600    29.00
Granted..........................   672,000    59.69
Exercised........................  (608,168)   24.34
Cancelled or expired.............  (106,875)   32.10
                                  ---------   ------
Outstanding at September 30, 2001 2,500,557   $38.20
                                  =========   ======

   Certain other information regarding the Company's stock options follows:

                                             2001          2000          1999
                                         ------------- ------------- -------------
At September 30:
   Range of exercise prices for options
     outstanding........................ $19.13-$65.75 $17.32-$39.31 $16.58-$37.36
   Options exercisable..................    874,619      1,000,800      994,681
   Options available for grant..........    965,875      1,665,750      151,250

For the fiscal year ended:
   Range of prices for options
     exercised.......................... $17.32-$37.36 $16.58-$30.92 $16.58-$28.79
   Estimated weighted average fair
     value of options granted...........    $30.41        $15.35        $17.33

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

   The following table presents information regarding options outstanding and exercisable at September 30, 2001:

                                   Options Outstanding       Options Exercisable
                              ------------------------------ -------------------
                                         Weighted
                                          Average
                                         Remaining  Weighted            Weighted
                                        Contractual Average             Average
                                           Life     Exercise            Exercise
Range of Exercise Prices       Number   (in years)   Price    Number     Price
------------------------      --------- ----------- --------  -------   --------
$19.13-$19.87................    60,402     1.2      $19.55   60,402     $19.55
$20.40-$26.88................   347,005     5.5      $23.25  231,805     $23.25
$27.15-$33.44................ 1,090,850     7.5      $31.45  465,137     $30.73
$34.25-$40.13................   397,300     7.7      $36.49  117,275     $36.17
$43.13-$46.60................    56,500     9.4      $46.24       --         --
$50.87-$53.97................     6,000     9.8      $53.45       --         --
$55.04-$65.75................   542,500     9.7      $63.65       --         --
                              ---------     ---      ------   -------    ------
                              2,500,557     7.6      $38.20  874,619     $28.70
                              =========     ===      ======   =======    ======

   Options outstanding at September 30, 2001 consisted entirely of nonqualified stock options. The Stock Option Plans allow participants to satisfy the exercise price by tendering shares of the Company's common stock already owned by the participants. Shares so tendered are retired and canceled by the Company and are shown as repurchases of common stock in the accompanying consolidated statements of stockholders' equity.

   During the years ended September 30, 2001, 2000 and 1999, the Company issued 48,000, 5,000 and 8,000 shares, respectively, of restricted stock under the Stock Option Plans. The restrictions generally relate to the recipient's ability to sell or otherwise transfer the stock. There are also restrictions that subject the stock to forfeiture back to the Company until earned by the recipient through continued employment or service.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

  Pro Forma Disclosures

   As discussed in Note 1, the Company accounts for stock issued to employees and outside directors in accordance with APB 25. Statement of Financial Accounting Standards No. 123--Accounting for Stock-Based Compensation ("SFAS 123") prescribes an optional, fair-value based method of accounting for stock issued to employees and others. Had the Company determined compensation cost under SFAS 123, the Company's net earnings and earnings per share for each year ended September 30 would have been reduced to the pro forma amounts as follows (in thousands, except per share data):

                                                    2001    2000    1999
                                                   ------- ------- -------
Net earnings:
   As reported.................................... $87,760 $50,981 $65,445
   Pro forma......................................  75,876  42,355  57,976
Earnings per share:
   Basic:
       As reported................................ $  3.30 $  1.95 $  2.54
       Pro forma..................................    2.85    1.62    2.25
   Diluted:
       As reported................................    3.22    1.93    2.47
       Pro forma..................................    2.78    1.60    2.19

   The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                  2001   2000   1999
                                                  -----  -----  -----
Dividend yield...................................     0%     0%     0%
Expected volatility.............................. 39.72% 27.62% 25.30%
Risk-free interest rate..........................  4.29%  6.70%  5.40%
Expected life of options (in years)..............  6.63   6.85   6.76

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

10. Income Taxes

   The following is a summary of the Company's consolidated income tax expense for each year ended September 30 (in thousands):

                                                     2001     2000     1999
                                                    -------  -------  -------
  Current taxes:
     Federal....................................... $31,882  $14,980  $31,603
     State.........................................   6,570    4,707    5,137
     Foreign.......................................   5,519    4,810    4,053
                                                    -------  -------  -------
     Total current tax expense.....................  43,971   24,497   40,793
                                                    -------  -------  -------
  Deferred taxes:
     Federal.......................................   6,707    6,948   (1,263)
     State.........................................    (232)  (1,104)    (453)
                                                    -------  -------  -------
     Total deferred tax expense....................   6,475    5,844   (1,716)
                                                    -------  -------  -------
  Consolidated income tax expense.................. $50,446  $30,341  $39,077
                                                    =======  =======  =======

   Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company's net deferred tax asset at September 30, 2001 and 2000 were as follows (in thousands):

                                                            2001      2000
                                                          --------  --------
   Deferred tax assets:
      Liabilities relating to employee benefit plans..... $ 41,420  $ 36,599
      Contract revenues and costs........................   26,483    23,428
      Self-insurance reserves............................   16,798    18,349
      Settlement of pension obligations..................    7,649        --
      Accrual for office consolidations..................      682       643
      Other, net.........................................       --       (57)
                                                          --------  --------
      Gross deferred tax assets..........................   93,032    78,962
                                                          --------  --------
   Deferred tax liabilities:
      Depreciation and amortization......................   (5,680)   (5,264)
      State income and franchise taxes...................   (2,251)   (2,735)
      Unrealized gain on available-for-sale securities...   (2,198)   (2,584)
      Foreign deferred taxes.............................   (1,545)      404
      Unremitted foreign earnings........................   (5,521)   (4,717)
      Settlement of pension obligations..................       --    (4,511)
      Other, net.........................................   (1,221)       --
                                                          --------  --------
      Gross deferred tax liabilities.....................  (18,416)  (19,407)
                                                          --------  --------
   Net deferred tax asset................................ $ 74,616  $ 59,555
                                                          ========  ========

   Included in "Other Deferred Liabilities" in the accompanying consolidated balance sheets at September 30, 2001 and 2000 are deferred tax liabilities of $8.1 million and $2.4 million, respectively.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

   Included in the change in "Income taxes payable" in the accompanying consolidated statements of cash flows for fiscal 2001, 2000 and 1999 are income tax benefits of $7.3 million, $1.4 million and $1.2 million, respectively, realized by the Company upon the exercises of nonqualified stock options.

   The reconciliation from the statutory federal income tax expense to the consolidated effective income tax expense for each year ended September 30 follows (dollars in thousands):

                                                     2001     2000     1999
                                                    -------  -------  -------
  Statutory amount................................. $48,372  $28,463  $36,583
  State taxes, net of the federal benefit..........   4,119    2,341    3,045
  Other, net.......................................  (2,045)    (463)    (551)
                                                    -------  -------  -------
                                                    $50,446  $30,341  $39,077
                                                    =======  =======  =======
  Rate used to compute statutory amount............    35.0%    35.0%    35.0%
                                                    =======  =======  =======
  Consolidated effective income tax rate...........    36.5%    37.3%    37.4%
                                                    =======  =======  =======

   During fiscal 2001, 2000 and 1999, the Company paid approximately $29.6 million, $19.5 million and $45.5 million, respectively, in income taxes.

   Consolidated earnings before taxes consisted of the following for each year ended September 30 (in thousands):

                                                      2001    2000     1999
                                                    -------- ------- --------
  United States earnings........................... $103,419 $64,125 $ 87,247
  Foreign earnings.................................   34,787  17,197   17,275
                                                    -------- ------- --------
                                                    $138,206 $81,322 $104,522
                                                    ======== ======= ========

   United States income taxes, net of applicable credits, have been provided on the undistributed earnings of foreign subsidiaries, except in those instances where the earnings are expected to be permanently reinvested. At September 30, 2001, $7.8 million of such undistributed earnings was expected to be permanently reinvested. Should these earnings be repatriated, approximately $2.1 million of income taxes would be payable.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

11. Commitments and Contingencies

   The Company leases certain of its facilities and equipment under operating leases with net aggregate future lease payments of approximately $282.2 million at September 30, 2001 payable as follows (in thousands):

              Year ending September 30,
                 2002................................... $ 52,498
                 2003...................................   44,342
                 2004...................................   38,798
                 2005...................................   32,265
                 2006...................................   28,135
                 Thereafter.............................  100,117
                                                         --------
                                                          296,155
              Less--amounts representing sublease income  (13,985)
                                                         --------
                                                         $282,170
                                                         ========

   Rent expense for fiscal years 2001, 2000 and 1999 amounted to $57.5 million, $54.8 million and $47.4 million, respectively, and was offset by sublease income of approximately $3.9 million, $3.6 million and $3.7 million, respectively.

   Letters of credit outstanding at September 30, 2001 totaled $89.0 million.

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

   The Company has entered into an employment agreement expiring September 30, 2006 with the Chairman of its Board of Directors. The agreement provides for annual base payments of $432,200 to either the Chairman or, in the event of his death, his beneficiary. The agreement also provides that the Chairman may participate in any bonus plan sponsored by the Company; specifies certain promotional and other activities to be performed by the Chairman in the event he leaves employment with the Company; and, contains other provisions, including some intended to prevent the Chairman from entering into any form of competition with the Company.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

   Included in "Other Expense" in the accompanying consolidated statement of earnings for fiscal 2000 is a $38.0 million charge relating to a negotiated settlement of a lawsuit between the Company and the U.S. federal government, which was originally filed against the Company by a former employee under the False Claims Act. The subject of the lawsuit was the accounting treatment of the occupancy costs associated with the Company's former headquarters building, which the Company sold and leased back in 1982, and then permanently vacated in 1997. The charge, which has no continuing impact on the Company's operating results, consisted of the settlement amount of $35.0 million (which was paid in March 2000) and $3.0 million of related costs and expenses.

12. Common and Preferred Stock

   The Company is authorized to issue two classes of capital stock: common stock and preferred stock (each has a par value of $1.00 per share). The preferred stock may be issued in one or more series. The number of shares to be included in a series, as well as each series' designation, relative powers, dividend and other preferences, rights and qualifications, redemption provisions and restrictions are to be fixed by the Company's Board of Directors at the time each series is issued. Except as may be provided by the Board of Directors in a preferred stock designation, or otherwise provided for by statute, the holders of the Company's common stock have the exclusive right to vote for the election of Directors and all other matters requiring stockholder action. The holders of the Company's common stock are entitled to dividends if and when declared by the Board of Directors from whatever assets are legally available for that purpose.

   Pursuant to the Company's Amended and Restated Rights Agreement dated December 20, 2000, each outstanding share of common stock has attached to it one stock purchase right (a "Right"). Each Right entitles the common stockholder to purchase, in certain circumstances generally relating to a change in control of the Company, one one-hundredth of a share of the Company's Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") at the exercise price of $175.00 per share, subject to adjustment. Alternatively, the Right holder may purchase common stock of the Company having a market value equal to two times the exercise price, or may purchase shares of common stock of the acquiring corporation having a market value equal to two times the exercise price.

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

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

13. Other Financial Information

   Other noncurrent assets consisted of the following at September 30, 2001 and 2000 (in thousands):

                                                              2001     2000
                                                            -------- --------
Cash surrender value of life insurance policies............ $ 42,800 $ 35,762
Investments................................................   31,801   27,496
Deferred tax asset.........................................   18,054       --
Prepaid pension costs......................................   16,377   16,795
Reimbursable pension costs.................................   11,388   11,691
Notes receivable...........................................    9,764   11,847
Miscellaneous..............................................   13,054   10,228
                                                            -------- --------
                                                            $143,238 $113,819
                                                            ======== ========

   Accrued liabilities consisted of the following at September 30, 2001 and 2000 (in thousands):

                                                              2001     2000
                                                            -------- --------
Accrued payroll and related liabilities.................... $150,978 $131,921
Insurance liabilities......................................   41,439   46,332
Project related accruals...................................   28,922   24,786
Other......................................................   74,424   71,952
                                                            -------- --------
                                                            $295,763 $274,991
                                                            ======== ========

14. Comprehensive Income

   The Company has disclosed the components of comprehensive income in the accompanying consolidated statements of comprehensive income and consolidated statements of changes in stockholders' equity.

   The accumulated balances related to each component of other comprehensive income (loss), net of related income tax, for each year ended September 30 follows (in thousands):

                                                                   Total
                                                     Foreign    Accumulated
                                        Unrealized  Currency       Other
                                         Gains on  Translation Comprehensive
                                        Securities Adjustments     Loss
                                        ---------- ----------- -------------
Balances at September 30, 1998.........   $    1    $ (1,801)    $ (1,800)
Changes during the year................    2,151      (3,946)      (1,795)
                                          ------    --------     --------
Balances at September 30, 1999.........    2,152      (5,747)      (3,595)
Changes during the year................    1,316      (8,236)      (6,920)
                                          ------    --------     --------
Balances at September 30, 2000.........    3,468     (13,983)     (10,515)
Changes during the year................      219        (324)        (105)
                                          ------    --------     --------
Balances at September 30, 2001.........   $3,687    $(14,307)    $(10,620)
                                          ======    ========     ========

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

15. Segment Information

   As discussed above, the Company's principal business is to provide various technical professional services. The Company provides its services from offices located primarily throughout the United States, Europe and Asia.

   All of the Company's operations share similar economic characteristics. For example, all of the Company's operations are highly influenced by the general availability of qualified engineers and other professional staff. They also provide similar services, as well as share similar processes for delivering the Company's services. In addition, the use of technology among the Company's performance units is highly similar and consistent throughout the Company's organization, as is the Company's customer base (with the exception of the Company's operations outside the United States which performs very little work for the U.S. federal government), and the Company's quality assurance and safety programs. Accordingly, based on these similarities, the Company has concluded that its operations may be aggregated into one reportable segment for purposes of this disclosure.

   The following table presents certain information by geographic area for fiscal 2001, 2000 and 1999 (in thousands):

                                                   Total    Long-lived
                                                  Revenues    Assets
                                                 ---------- ----------
         2001:
            United States....................... $3,075,969  $116,196
            Europe..............................    825,456    22,332
            Asia................................     50,608    11,322
            Other...............................      4,960       129
                                                 ----------  --------
                Total........................... $3,956,993  $149,979
                                                 ----------  --------
         2000:
            United States....................... $2,858,197  $120,396
            Europe..............................    532,887    17,486
            Asia................................     27,858    12,609
                                                 ----------  --------
                Total........................... $3,418,942  $150,491
                                                 ----------  --------
         1999:
            United States....................... $2,421,871  $116,984
            Europe..............................    440,545    10,376
            Asia................................     12,591    12,293
                                                 ----------  --------
                Total........................... $2,875,007  $139,653
                                                 ----------  --------

   Revenues were earned from unaffiliated customers located primarily within the respective geographic areas. Long-lived assets consist of property and equipment, net of accumulated depreciation and amortization. In fiscal 2001, "Other" consists primarily of the Company's operations in South America and the Middle East.

   For each of the three years ended September 30, 2001, 2000 and 1999, projects with or for the benefit of agencies of the U.S. federal government accounted for 17.3%, 17.7% and 17.4%, respectively, of total revenues. Within the private sector, no single client accounted for 10% or more of total revenues in the past three fiscal years.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

16. Subsequent Event

   On October 31, 2001, the Company completed the acquisition of McDermott Engineers & Constructors (Canada) Limited (including Delta Catalytic and Delta Hudson Engineering) (collectively, "Delta"). Delta provides engineering, construction, and maintenance services to various industries including upstream oil and gas, petroleum refining, petrochemicals, and chemicals. Delta has approximately 3,500 employees conducting operations located primarily in Canada and the United Kingdom. The total purchase price of $47.5 million in cash was financed with a new, short-term, $50.0 million credit facility. The Delta acquisition was accounted for as a purchase. Accordingly, Delta's operations will be included in the Company's results of operations for fiscal 2002 from the date of acquisition. The total purchase price will be allocated to the assets and liabilities acquired based on their estimated fair values.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

17. Quarterly Data--Unaudited

   Summarized quarterly financial information for each year ended September 30 is presented below (in thousands, except per share amounts):

                                    First     Second      Third    Fourth
2001                               Quarter    Quarter    Quarter   Quarter  Fiscal Year
----                               --------  ---------- ---------- -------- -----------
Revenues.......................... $929,182  $1,009,869 $1,041,417 $976,525 $3,956,993
Operating profit..................   33,187      35,127     36,770   38,768    143,852
Earnings before taxes.............   31,654      33,953     35,464   37,135    138,206
Net earnings......................   20,100      21,560     22,520   23,580     87,760
Earnings per share:
   Basic..........................     0.76        0.81       0.84     0.88       3.30
   Diluted........................     0.75        0.79       0.82     0.86       3.22
Stock price:
   High...........................   49.188      59.000     75.670   70.580     75.670
   Low............................   37.969      42.250     56.400   50.700     37.969

2000
----
Revenues.......................... $809,088  $  881,799 $  857,828 $870,227 $3,418,942
Operating profit..................   30,028      30,208     31,709   32,668    124,613
(Loss) earnings before taxes......   (9,232)     28,962     30,560   31,032     81,322
Net (loss) earnings...............   (5,769)     18,100     19,100   19,550     50,981
(Loss) earnings per share:
   Basic..........................    (0.22)       0.69       0.73     0.74       1.95
   Diluted........................    (0.22)       0.69       0.72     0.73       1.93
Stock price:
   High...........................   35.750      33.125     36.813   40.375     40.375
   Low............................   29.250      26.188     29.375   32.875     26.188

1999
----
Revenues.......................... $555,172  $  779,874 $  771,905 $768,056 $2,875,007
Operating profit..................   23,165      28,142     28,515   28,473    108,295
Earnings before taxes.............   24,054      25,872     26,818   27,778    104,522
Net earnings......................   15,155      16,170     16,760   17,360     65,445
Earnings per share:
   Basic..........................     0.59        0.63       0.65     0.67       2.54
   Diluted........................     0.58        0.61       0.63     0.65       2.47
Stock price:
   High...........................   40.750      42.750     42.688   38.563     42.750
   Low............................   26.938      35.250     35.563   32.125     26.938

   The Company's common stock is listed on the New York Stock Exchange. At September 30, 2001, there were 1,036 stockholders of record.

                          Report of Ernst & Young LLP
                             Independent Auditors

The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

   We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Los Angeles, California
October 31, 2001

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