Form 10-K/A, Exhibit 13
period 2001-09-30
JACOBS ENGINEERING GROUP INC /DE/
filed 2002-01-10
CIK 52988

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
                                                             ========  ========  ========


       See the accompanying Notes to Consolidated Financial Statements.

                JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended September 30, 2001, 2000 and 1999
                                (In thousands)

                                                                           2001       2000       1999
                                                                         ---------  ---------  ---------
Cash Flows from Operating Activities:
    Net earnings........................................................ $  87,760  $  50,981  $  65,445
    Adjustments to reconcile net earnings to net cash flows from operations:
       Depreciation and amortization of property, equipment and
        improvements....................................................    31,388     33,192     26,259
       Amortization of goodwill.........................................     7,552      6,906      5,327
       Gains on sales of assets.........................................    (3,318)    (3,143)    (3,986)
       Changes in assets and liabilities, excluding the effects of businesses acquired:
          Receivables...................................................   (68,669)  (105,541)   (10,897)
          Prepaid expenses and other current assets.....................    (1,482)       142        476
          Accounts payable..............................................   (27,849)    35,807     17,035
          Accrued liabilities...........................................   (17,906)   (10,497)    25,107
          Billings in excess of costs...................................    (7,313)    50,134    (30,879)
          Income taxes payable..........................................    10,356      8,526     (3,650)
       Deferred income taxes............................................     4,097     14,437     (7,195)
       Other, net.......................................................       492        357        470
                                                                         ---------  ---------  ---------
    Net cash provided by operating activities...........................    15,108     81,301     83,512
                                                                         ---------  ---------  ---------
Cash Flows from Investing Activities:
    Acquisitions of businesses, net of cash acquired....................   (28,605)   (27,284)  (201,052)
    Additions to property and equipment.................................   (44,451)   (44,369)   (38,970)
    Disposals of property and equipment.................................    17,506      3,357      4,926
    Net increase in other non-current assets............................    (6,892)   (33,806)    (4,868)
    Purchases of marketable securities..................................        --         --     (1,800)
    Proceeds from sales of marketable securities........................        --         --     18,282
    Purchases of investments............................................    (4,209)    (7,772)    (1,442)
    Proceeds from sales of investments..................................     3,023      3,169      4,285
                                                                         ---------  ---------  ---------
    Net cash used for investing activities..............................   (63,628)  (106,705)  (220,639)
                                                                         ---------  ---------  ---------
Cash Flows from Financing Activities:
    Proceeds from long-term borrowings..................................   162,403    103,900    170,220
    Repayments of long-term borrowings..................................  (145,516)   (78,244)   (97,027)
    Net change in short-term borrowings.................................       235      9,622      9,141
    Exercises of stock options..........................................    18,198     16,006     12,947
    Purchases of common stock for treasury..............................    (9,523)   (13,714)        --
    Other, net..........................................................     6,354      5,277     (2,652)
                                                                         ---------  ---------  ---------
    Net cash provided by financing activities...........................    32,151     42,847     92,629
                                                                         ---------  ---------  ---------
Effect of Exchange Rate Changes.........................................      (216)    (5,077)    (3,348)
                                                                         ---------  ---------  ---------
(Decrease) Increase in Cash and Cash Equivalents........................   (16,585)    12,366    (47,846)
Cash and Cash Equivalents at Beginning of Period........................    65,848     53,482    101,328
                                                                         ---------  ---------  ---------
Cash and Cash Equivalents at End of Period.............................. $  49,263  $  65,848  $  53,482
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