Form 10-K, Exhibit 13
period 2002-09-30
JACOBS ENGINEERING GROUP INC /DE/
filed 2002-12-27
CIK 52988

EXHIBIT 13

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

September 30, 2002

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

SELECTED HIGHLIGHTS

For the Years Ended September 30
(Dollars in thousands, except per share information)

	2002	2001	2000
Revenues	$4,555,661	$3,956,993	$3,418,942
Net earnings	109,690	87,760	50,981

Per share information(a):
Basic earnings per share	$2.03	$1.65	$0.97
Diluted earnings per share	1.98	1.61	0.96
Net book value	12.45	10.86	9.36
Closing year-end stock price	30.88	31.20	20.16

Total assets	$1,673,984	$1,557,040	$1,384,376
Stockholders’ equity	689,613	591,801	495,543
Return on average equity	17.12%	16.14%	10.80%
Number of stockholders of record	986	1,036	1,115

Backlog(b):
Technical, professional services	$3,045,600	$2,490,100	$2,217,200
Field services	3,628,600	3,422,400	3,212,900

Total	$6,674,200	$5,912,500	$5,430,100

Permanent staff	21,932	20,628	18,812

Net earnings for fiscal 2000 included an after-tax charge of $23.7 million, or $0.45 per diluted share, relating to the settlement of certain litigation.

(a)
Per share information for all prior fiscal years have been restated to reflect the Company’s two-for-one stock split effected in the form of a 100% stock dividend and distributed to stockholders on April 1, 2002.

(b)
In fiscal 2002, the Company began classifying as “field services” backlog, certain engineering and scientific and systems consulting activities relating to operations and maintenance contracts that had been classified previously as “technical, professional services” backlog. Backlog for fiscal years 1999, 2000 and 2001 have been reclassified to conform to the fiscal 2002 presentation.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

For the Years Ended September 30
(In thousands, except per share information)

	2002	2001	2000	1999	1998
Results of Operation:
Revenues	$4,555,661	$3,956,993	$3,418,942	$2,875,007	$2,101,145
Net earnings	109,690	87,760	50,981	65,445	54,385

Financial Position:
Current ratio	1.32 to 1	1.35 to 1	1.24 to 1	1.25 to 1	1.54 to 1
Working capital	$234,486	$245,500	$167,160	$144,638	$197,659
Current assets	974,903	946,159	851,023	729,620	566,007
Total assets	1,673,984	1,557,040	1,384,376	1,220,186	807,489
Long-term debt	85,732	164,308	146,820	135,371	26,221
Stockholders’ equity	689,613	591,801	495,543	448,717	371,405
Return on average equity	17.12%	16.14%	10.80%	15.96%	15.63%
Backlog(b):
Technical, professional services	$3,045,600	$2,490,100	$2,217,200	$1,628,100	$1,004,500
Field services	3,628,600	3,422,400	3,212,900	2,820,100	2,325,000

Total	$6,674,200	$5,912,500	$5,430,100	$4,448,200	$3,329,500

Per Share Information(a):
Basic earnings per share	$2.03	$1.65	$0.97	$1.27	$1.06
Diluted earnings per share	1.98	1.61	0.96	1.24	1.04
Stockholders’ equity	12.45	10.86	9.36	8.47	7.12
Average Number of Common Stock and Common Stock Equivalents Outstanding (Diluted)	55,396	54,496	52,947	52,956	52,192

Net earnings for fiscal 2000 included an after-tax charge of $23.7 million, or $0.45 per diluted share, relating to the settlement of certain litigation.

(a)
Per share information for all prior fiscal years have been restated to reflect the Company’s two-for-one stock split effected in the form of a 100% stock dividend and distributed to stockholders on April 1, 2002.

(b)
In fiscal 2002, the Company began classifying as “field services” backlog, certain engineering and scientific and systems consulting activities relating to operations and maintenance contracts that had been classified previously as “technical, professional services” backlog. Backlog for fiscal years 1999, 2000 and 2001 have been reclassified to conform to the fiscal 2002 presentation.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

For the Years Ended September 30
(In thousands, except per share information)

	1997	1996	1995	1994	1993
Results of Operation:
Revenues	$1,780,616	$1,798,970	$1,723,057	$1,165,754	$1,142,926
Net earnings	46,895	40,360	32,242	18,767	28,670

Financial Position:
Current ratio	1.56 to 1	1.68 to 1	1.44 to 1	1.41 to 1	1.61 to 1
Working capital	$178,203	$155,569	$113,339	$106,058	$100,688
Current assets	497,361	383,644	368,614	367,485	264,949
Total assets	737,643	572,505	533,947	504,364	351,020
Long-term debt	54,095	36,300	17,799	25,000	—
Stockholders’ equity	324,308	283,387	238,761	200,433	173,797
Return on average equity	15.43%	15.46%	14.68%	10.03%	18.28%
Backlog(b):
Technical, professional services	$912,057	$845,300	$828,400	$793,060	$736,600
Field services	2,137,943	1,904,900	1,796,600	1,706,940	1,122,000

Total	$3,050,000	$2,750,200	$2,625,000	$2,500,000	$1,858,600

Per Share Information(a):
Basic earnings per share	$0.91	$0.79	$0.64	$0.38	$0.58
Diluted earnings per share	0.90	0.78	0.64	0.37	0.57
Stockholders’ equity	6.24	5.47	4.70	3.98	3.48
Average Number of Common Stock and Common Stock Equivalents Outstanding (Diluted)	51,978	51,842	50,768	50,346	49,929

Net earnings for fiscal 1994 included special charges totaling $10.2 million, or $0.20 per diluted share.

(a)
Per share information for all prior fiscal years have been restated to reflect the Company’s two-for-one stock split effected in the form of a 100% stock dividend and distributed to stockholders on April 1, 2002.

(b)
In fiscal 2002, the Company began classifying as “field services” backlog, certain engineering and scientific and systems consulting activities relating to operations and maintenance contracts that had been classified previously as “technical, professional services” backlog. Backlog for fiscal years 1999, 2000 and 2001 have been reclassified to conform to the fiscal 2002 presentation.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the Company’s consolidated financial statements, and the financial statements of any business entity performing long-term engineering and construction-type contracts, requires management to make estimates and judgments that affect both the entity’s results of operations as well as the carrying values of its assets and liabilities. Although the Company’s significant accounting polices are described in Note 1 of the Notes to Consolidated Financial Statements, the following discussion is intended to describe those accounting policies most critical to the preparation of the Company’s consolidated financial statements.

Revenue Accounting for Contracts—In accounting for long-term, engineering and construction-type contracts, the Company follows the provisions of the AICPA’s Statement of Position 81-1—Accounting for Performance of Construction-Type and Certain Production-Type Contracts. In general, the Company recognizes revenues at the time it provides services. Depending on the commercial terms of the contracts, the Company recognizes revenues either when costs are incurred, or using the percentage-of-completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion.

The nature of the Company’s business sometimes results in clients, subcontractors or vendors presenting claims against the Company for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually responsible. Similarly, and in the normal course of business, the Company may present claims to its clients for costs, which it has incurred, for which it believes it is not contractually responsible. In those situations where a claim against the Company may result in additional costs to the contract, the Company includes in the total estimated costs of the contract (and therefore, the estimated amount of margin to be realized) an estimate, based on the relevant facts and circumstances available, of the additional costs to be incurred. In those situations where the Company has incurred costs for which it believes the client, and not the Company, is contractually responsible, the Company may present a claim to the client for such costs. The Company will include in revenues the amount of costs incurred, without profit, to the extent it is probable that the claims will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Costs associated with unapproved change orders are included in revenues using substantially the same criteria used for claims.

Certain cost-reimbursable contracts with the U.S. federal government, as well as certain commercial clients, provide that contract costs are subject to audit and adjustment. For all such contracts, revenues are recorded at the time services are performed based upon the amounts the Company expects to realize upon completion of the contracts. In those situations where an audit indicates the Company may have billed a client for costs not allowable under the terms and provisions of the contract, the Company will estimate the amount of such nonbillable costs and adjust its revenues accordingly.

As is common in the industry, the Company executes certain contracts jointly with third parties through partnerships and joint ventures. For certain of these contracts (i.e., where the Company has an undivided interest in the assets and liabilities of the venture), the Company recognizes its proportionate share of venture revenues, costs and operating profit in its consolidated statements of earnings.

For contracts that are not long-term, engineering and construction-type contracts, the Company recognizes revenues at the time services are provided. The Company includes in revenues an estimate of fees earned on the contracts based on milestones achieved or other conditions specified in the contract for determining the amount of fees earned and otherwise due.

Insurance Matters, Litigation and Contingencies—In the normal course of business, the Company is subject to certain contractual guarantees and litigation. Generally, such guarantees relate to project schedules and plant performance. Most of the litigation involves the Company as a defendant in workers’ compensation, personal injury and other similar lawsuits. The Company maintains insurance coverage for various aspects of its business and operations. However, the Company has elected to retain a portion of losses that may occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured.

In accordance with Statement of Financial Accounting Standards No. 5—Accounting for Contingencies, the Company records in its consolidated balance sheets amounts representing its estimated liability for claims, guarantees, costs and litigation. The Company employs qualified actuaries to assist it in determining the level of reserves to establish for both claims that are known and have been asserted against the Company, as well as for claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to the Company’s claims administrators as of the balance sheet date. The Company includes any adjustments to such insurance reserves in its consolidated results of operations.

Operations Outside the United States—In general, the Company’s exposure to fluctuating exchange rates relates primarily to the effects of translating the financial statements of its foreign subsidiaries, which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. The Company follows the provisions of Statement of Financial Accounting Standards No. 52—Foreign Currency Translation in preparing its consolidated financial statements.

The Company believes its exposure to the effects that fluctuating foreign currencies may have on its consolidated results of operations is limited because the Company’s various operations invoice clients and satisfy their financial obligations primarily in their respective local currencies. In situations where the Company’s operations incur contract costs in currencies other than their functional currencies, the Company strives to have a portion of the related contract revenues denominated in the same currencies as the costs.

Results of Operations

The following table sets forth the Company’s revenues by type of service for each year ended September 30 (in thousands):

	2002	2001	2000
Project Services	$1,977,173	$1,807,831	$1,746,148
Construction	1,932,613	1,569,781	1,091,788
Operations and Maintenance	469,508	445,742	462,774
Process, Scientific and Systems Consulting	176,367	133,639	118,232

	$4,555,661	$3,956,993	$3,418,942

In general, project services revenues include revenues earned from engineering, design and architectural activities. Construction revenues include revenues earned from both traditional field construction and modular construction activities. Operations and maintenance (“O&M”) revenues include revenues from contracts requiring the Company to operate and maintain large, complex facilities on behalf of clients, as well as contracts involving process plant maintenance services and activities. Process, scientific and systems consulting services revenues include revenues earned from providing a variety of scientific and consulting services to clients.

In fiscal 2002, the Company began classifying certain elements of revenues as Construction that had been classified previously as Project Services. Revenues for fiscal 2001 and 2000 have been reclassified to conform to the fiscal 2002 presentation.

The Company focuses its services on certain industry groups and markets which the Company believes have sufficient common needs to permit cross-utilization of its resources. The following table sets forth the Company’s revenues by these industry groups and markets for each year ended September 30 (in thousands):

	2002	2001	2000
Oil & Gas, and Refining	$1,088,758	$451,103	$280,942
Federal Programs	973,514	732,362	614,048
Pharmaceuticals and Biotechnology	879,747	715,407	481,947
Chemicals and Polymers	556,011	653,573	693,034
Buildings	349,858	457,488	539,691
Infrastructure	325,029	246,420	238,278
Technology and Manufacturing	187,432	332,995	213,557
Pulp and Paper	72,350	182,456	254,861
Other	122,962	185,189	102,584

	$4,555,661	$3,956,993	$3,418,942

“Other” includes projects for clients operating in a number of industries, including food and beverage, and basic resources (such as mining, minerals and fertilizers).

Fiscal 2002 Compared to Fiscal 2001

On April 1, 2002, the Company completed a two-for-one stock split which was distributed in the form of a 100% stock dividend to stockholders of record on March 1, 2002. Accordingly, earnings per share calculations for all periods presented have been restated to give effect to the stock split retroactively. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of the stock split transaction.

On October 31, 2001, the Company completed the acquisition of McDermott Engineers & Constructors (Canada) Limited (including Delta Catalytic and Delta Hudson Engineering; collectively, “Delta”). As more fully explained in Note 4 of the Notes to Consolidated Financial Statements, Delta provides engineering, construction, and maintenance services to clients in a variety of industries, with significant revenues attributable to clients in the upstream oil and gas, petroleum refining, energy and other industries.

The Company’s consolidated results of operations include those of Delta, GIBB and Stork Phase II from the dates of their respective acquisitions. The operations of Stork Phase II and GIBB were acquired and consolidated in the second and third quarters, respectively, of fiscal 2001. The Company’s operating results during the current and prior fiscal periods were not significantly impacted by the operations of Stork Phase II and GIBB. See Note 4 of the Notes to Consolidated Financial Statements for a discussion of the Stork and GIBB transactions.

The Company recorded net earnings of $109.7 million, or $1.98 per diluted share, for the fiscal year ended September 30, 2002, compared to net earnings of $87.8 million, or $1.61 per diluted share for fiscal 2001.

Effective October 1, 2001, the Company eliminated the amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets. The Company’s results of operations for prior years have not been restated. Goodwill amortization on a pre-tax basis was $7.6 million ($4.9 million after-tax) in fiscal 2001, and $6.9 million ($4.4 million after-tax) in fiscal 2000. See Note 1 of the Notes to Consolidated Financial Statements for additional discussion of SFAS 142.

Total revenues for fiscal 2002 increased by $598.7 million, or 15.1%, to $4.6 billion, compared to total revenues of $4.0 billion in fiscal 2001. Approximately 12.4%, or $564.1 million of revenues in fiscal 2002 were generated by Delta’s operations.

Selling, general and administrative (“SG&A”) expenses for fiscal 2002 increased by $50.5 million, or 14.0%, to $411.3 million, compared to $360.8 million for fiscal 2001. The increase in SG&A expenses during the current fiscal year reflects the inclusion of the operations of Delta, GIBB and Stork Phase II, which contributed a combined total of $40.2 million to SG&A expenses. Excluding the impact of the Delta and GIBB acquisitions, and the impact of eliminating goodwill amortization in fiscal 2002, SG&A expenses increased by $31.6 million, or 9.3%, in fiscal 2002. As a percentage of revenues, consolidated SG&A expenses was 9.0% in fiscal 2002, compared to 9.1% in fiscal 2001.

During fiscal 2002, the Company’s operating profit (defined as revenues, less direct costs of contracts and SG&A expenses) increased by $28.5 million, or 19.8%, to $172.4 million, compared to $143.9 million in fiscal 2001. The increase in the Company’s operating profit for fiscal 2002 compared to fiscal 2001 was due primarily to increases in business volume, combined with the elimination of goodwill amortization, and with keeping direct costs of contracts and SG&A expenses as percentages of revenues at approximately the same levels as fiscal 2001. Operating profit was 3.8% of revenues in fiscal 2002, compared to 3.6% of revenues in fiscal 2001. Excluding the impact of goodwill amortization on last year’s results, operating profit would have been 3.8% of revenues in fiscal 2001.

During fiscal 2002, interest expense decreased by $4.2 million, or 36.0%, to $7.5 million, compared to interest expense of $11.7 million during fiscal 2001. The decrease in interest expense was due to significantly reduced borrowing levels. At September 30, 2002, the Company had total debt of $91.7 million, compared to $184.0 million at September 30, 2001. The Company financed the Delta acquisition in October 2001 with a new, short-term $50.0 million credit facility. By September 2002, the Company had converted this credit facility to a long-term, $45.0 million facility due in January 2004. At September 30, 2002, this long-term facility had an outstanding balance of $28.1 million bearing interest of 3.4%. At September 30, 2002 and 2001, outstanding borrowings (and the associated interest rates) under the $230.0 million revolving credit facility were $57.6 million (bearing interest of 4.0%), and $164.3 million (bearing interest of 4.1%), respectively. See Note 7 of the Notes to Consolidated Financial Statements for additional information on the Company’s borrowings.

The Company recorded income tax expense of $59.1 million and $50.4 million in fiscal 2002 and 2001, respectively. The Company’s overall effective tax rate was 35.0% for fiscal 2002, compared to an effective tax rate of 36.5% for fiscal 2001.

Fiscal 2001 Compared to Fiscal 2000

On May 3, 2001, the Company completed the purchase from LawGibb Group Inc. of substantially all of its international engineering and construction management business (the “GIBB” businesses). The Company’s consolidated results of operations for fiscal 2001, which included the results of GIBB’s operations since the date of acquisition, were not significantly impacted by GIBB’s operations. The Company’s consolidated revenues for fiscal 2001 included $46.1 million of revenues from GIBB’s operations.

On February 23, 2001, the Company finalized the second phase of the two-part transaction to acquire from Stork N.V., the Netherlands all of its engineering and contracting business (“Stork Phase II”). The first phase was completed in February 2000. The Company’s consolidated results of operations for fiscal 2001 included the operating results of Stork Phase II since the date of acquisition. The Company’s consolidated results of operations for both fiscal 2001 and 2000 were not significantly impacted by Stork’s operations. The Company’s consolidated revenues for fiscal 2001 included $36.4 million of revenues from Stork Phase II operations.

The Company recorded net earnings of $87.8 million, or $1.61 per diluted share for the fiscal year ended September 30, 2001, compared to net earnings of $51.0 million, or $0.96 per diluted share for fiscal 2000.

Net earnings for the prior year included a first-quarter, pre-tax provision for litigation settlement of $38.0 million ($23.7 million after-tax). Excluding the after-tax impact of this special litigation charge, the Company’s operations during fiscal 2000 resulted in pro forma net earnings of $74.7 million, or $1.41 per diluted share.

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

SG&A expenses for fiscal 2001 increased by $49.7 million, or 16.0%, to $360.8 million, compared to $311.1 million for fiscal 2000. Approximately $19.9 million, or 40% of the increase in SG&A expenses was attributable to the Stork Phase II and GIBB operations. However, as a percentage of revenues, SG&A expenses for fiscal 2001 remained at the prior fiscal year level of 9.1%, reflecting the Company’s continuing efforts to control costs.

During fiscal 2001, the Company’s operating profit increased by $19.2 million, or 15.4%, to $143.9 million, compared to $124.6 million in fiscal 2000. The increase in the Company’s operating profit for fiscal 2001 was due primarily to significant increases in business volume while keeping direct costs of contracts and SG&A expenses as percentages of revenues at approximately the same levels as fiscal 2000.

During fiscal 2001, interest expense increased minimally by 2.5%, or $0.3 million, to $11.7 million, compared to $11.4 million in fiscal 2000, due to additional borrowings from the Company’s $230.0 million revolving credit facility at lower interest rates. At September 30, 2001 and 2000, outstanding borrowings (and the associated interest rates) under this facility were $164.3 million (bearing interest at 4.1%) and $138.9 million (bearing interest at 8.2%), respectively. During fiscal 2001, the Company borrowed $162.4 million from the same facility, primarily to partially finance the GIBB acquisition for approximately $20.3 million, to fund $9.5 million of stock repurchases as discussed below, and the balance to cover working capital requirements.

The Company recorded income tax expense of $50.4 million and $30.3 million in fiscal 2001 and 2000, respectively. The Company’s overall effective tax rate was 36.5% for fiscal 2001, compared to an effective tax rate of 37.3% for fiscal 2000.

Backlog

Backlog represents the total dollar amount of revenues the Company expects to record in the future as a result of performing work under contracts that have been awarded to it. The Company’s policy with respect to O&M contracts, however, is to include in backlog the amount of revenues it expects to receive for one succeeding year, regardless of the remaining life of the contract. For federal programs (other than federal O&M contracts), the Company’s policy is to include in backlog the full contract award, whether funded or unfunded, and exclude option periods.

In accordance with industry practice, substantially all of the Company’s contracts are subject to cancellation or termination at the option of the client. However, the Company has not experienced cancellations that have had a material effect on the reported backlog amounts. In a situation where a client terminates a contract, the Company would ordinarily be entitled to receive payment for work performed up to the date of termination and, in certain instances, may be entitled to allowable termination and cancellation costs. While management uses all information available to it to determine backlog, the Company’s backlog at any given time is subject to changes in the scope of services to be provided as well as increases or decreases in costs relating to the contracts included therein.

The following table summarizes the Company’s total backlog at September 30, 2002, 2001 and 2000 (in millions):

	2002	2001	2000
Technical, professional services	$3,045.6	$2,490.1	$2,217.2
Total	6,674.2	5,912.5	5,430.1

In fiscal 2002, the Company began classifying as “field services” backlog, certain engineering and scientific and systems consulting activities relating to operations and maintenance contracts that had been classified previously as “technical, professional services” backlog. Backlog for fiscal years 2001 and 2000 have been reclassified to conform to the fiscal 2002 presentation.

Total backlog at September 30, 2002 included approximately $1.8 billion, or 27.6% of total backlog, relating to work to be performed either directly or indirectly for the U.S. federal government and its agencies. This compares to approximately $1.9 billion (or 32.4%) and $1.4 billion (or 26.4%) of U.S. federal backlog at September 30, 2001 and 2000, respectively. Most of these federal contracts extend beyond one year. In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

The Company’s backlog for fiscal 2002 increased by $761.7 million, or 12.9%, to $6.7 billion, compared to fiscal 2001, and increased in fiscal 2001 by $482.4 million, or 8.9%, to $5.9 billion, compared to fiscal 2000. The increase in fiscal 2002 as compared to fiscal 2001 was attributable primarily to energy and refining backlog added as a result of the Delta acquisition, combined with new awards in both the civil and infrastructure, and the U.S. federal programs sectors of the Company’s business. The increase in fiscal 2001 as compared to fiscal 2000 was attributable primarily to new awards in the defense and aerospace, and exploration, production and refining areas of the Company’s business, and the impact of the acquisitions of Stork and GIBB.

The Company estimates that approximately $3.7 billion, or 55.7% of total backlog at September 30, 2002 will be realized as revenues within the next fiscal year.

Effects of Inflation

During fiscal 2002 and 2001, approximately 85% and 81%, respectively, of the Company’s consolidated revenues were realized from cost-reimbursable type contracts. Because a significant portion of the Company’s revenues continues to be earned under cost-reimbursable type contracts, the effects of inflation on the Company’s financial condition and results of operations have been generally low. However, as the Company expands its business into markets and geographic areas where fixed-price and lump-sum work is more prevalent, inflation may begin to have a larger impact on the Company’s results of operations. To the extent permitted by competition, the Company intends to continue to emphasize contracts which are either cost-reimbursable or negotiated fixed-price. For contracts with fixed-price and lump-sum terms, the Company monitors closely the actual costs on the project as compared to the original estimates. On these projects, the Company also attempts to secure fixed-price commitments from key subcontractors and vendors. However, due to the competitive nature of the Company’s business, combined with the fluctuating demands and prices associated with personnel, equipment and materials the Company traditionally needs in order to perform on its contracts, there can be no guarantee that inflation will not effect the Company’s results of operations in the future.

Liquidity and Capital Resources

During fiscal 2002, the Company’s cash and cash equivalents decreased by $0.8 million, to $48.5 million. This compares to a net decrease of $16.6 million, to $49.3 million, during fiscal 2001, and to a net increase of $12.4 million, to $65.8 million during fiscal 2000. During fiscal 2002, the Company experienced net cash outflows from investing and financing activities, and the effect on cash of exchange rate changes, of $92.5 million, $64.7 million, and $4.3 million, respectively. These outflows were offset by net cash inflows from operating activities of $160.8 million.

Operations resulted in net cash inflows of $160.8 million during fiscal 2002. This compares to net cash inflows of $15.1 million and $81.3 million during fiscal 2001 and 2000, respectively. The $145.7 million increase in cash provided by operations in fiscal 2002 as compared to fiscal 2001 was due primarily to an increase in inflows of $135.7 million relating to the timing of cash receipts and payments within the Company’s working capital accounts, increases in net earnings and depreciation and amortization of fixed assets of $21.9 million and $3.7 million, respectively, partially offset by decreases in inflows relating to deferred income taxes, and to the elimination of the amortization of goodwill, of $7.7 million and $7.6 million, respectively.

The Company’s investing activities resulted in net cash outflows of $92.5 million during fiscal 2002. This compares to net cash outflows of $63.6 million and $106.7 million during fiscal 2001 and 2000, respectively. The net increase of $28.9 million in cash used for investing activities during fiscal 2002 as compared to fiscal 2001 was due primarily to a net increase in other noncurrent assets of $16.1 million, an increase of $14.9 million in net cash used for acquisitions, and a decrease in disposals of property and equipment of $12.1 million. These outflows were partially offset by a decrease of $7.3 million in additions to property and equipment, an increase of $5.5 million in proceeds from sales of investments, and a decrease of $1.5 million in purchases of investments.

The Company’s financing activities resulted in net cash outflows of $64.7 million during fiscal 2002. This compares to net cash inflows of $32.2 million and $42.8 million during fiscal 2001 and 2000, respectively. The $96.9 million net increase in cash used for financing activities during fiscal 2002 as compared to fiscal 2001 was due primarily to increases in repayments of long-term borrowings of $397.3 million. These outflows were partially offset by increases in proceeds from long-term and short-term borrowings of $262.5 million and $24.1 million, respectively, and by decreases in purchases of common stock for treasury, and an increase in proceeds from issuances of common stock of $7.5 million and $3.5 million, respectively. Total borrowing activity for fiscal 2002 resulted in net repayments of $93.6 million, compared to net additional borrowings of $17.1 million and $35.3 million, in fiscal 2001 and 2000, respectively.

The Company believes it has adequate capital resources to fund its operations in fiscal 2003 and beyond. The Company’s consolidated working capital position was $234.5 million at September 30, 2002. As discussed earlier, the Company has long-term, revolving credit facilities totaling $275.0 million at September 30, 2002, against which $85.7 million was outstanding at that date in the form of direct borrowings. At September 30, 2002, the Company had $46.2 million available through committed short-term credit facilities, against which $6.0 million was outstanding in the form of direct borrowings.

Under its stock repurchase program, the Company is authorized to buy-back up to 6.0 million shares of its common stock in the open market. Repurchases of common stock will be financed from existing credit facilities and available cash balances. From inception of the program through September 30, 2002, the Company had repurchased a total of 3,732,400 shares of its common stock in the open market at a total cost of $59.0 million. During fiscal 2002, the Company repurchased 61,000 shares of its common stock at a total cost of $2.0 million. Substantially all shares of common stock held in treasury were eventually reissued for the Company’s employee stock purchase and incentive stock plans.

The Company has filed a protective claim with the Internal Revenue Service. The nature of the claim involves monies the Company believes it is due from the government relating to the research and development tax credit for fiscal years 1991 through 1998. Although the Company has been working on quantifying the amount of the credit, the final tax refund amount has not yet been determined. Based on a preliminary review of the information available, the ultimate refund amount may have a significant and positive effect on the Company’s overall liquidity.

Current Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143—Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

In October 2001, the FASB issued SFAS No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 supercedes SFAS No. 121—Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS 144 requires that long-lived assets be reported at the lower of the carrying amount or fair value, less costs to sell, whether included in continuing operations or in discontinued operations. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

In July 2002, the FASB issued Statements of Financial Accounting Standards No. 146—Accounting for Costs Associated with Exit and Disposal Activities (“SFAS 146”). SFAS 146 revises the accounting for exit and disposal activities under EITF Issue No. 94-3—Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Under SFAS 146, a formal commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a cost for most exit and disposal costs. Instead, companies will record exit or disposal costs when they are incurred and can be measured at fair value, and will subsequently adjust the recorded liability for changes in estimated cash flows. The provisions of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Companies may not restate previously issued financial statements for the effect of the provisions of SFAS 146 and liabilities that a company previously recorded under EITF Issue No. 94-3 are not affected.

The Company does not believe the adoption of any of the aforementioned standards will have a material effect on its consolidated financial statements.

Forward-Looking Statements

Statements included in this Management’s Discussion and Analysis that are not based on historical facts are “forward-looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on management’s current estimates, expectations and projections about the issues discussed, the industries in which the Company’s clients operate and the services the Company provides. By their nature, such forward-looking statements involve risks and uncertainties. The Company has tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance in connection with any discussion of future operating or financial performance. The Company cautions the reader that a variety of factors could cause business conditions and results to differ materially from what is contained in its forward-looking statements including the following:

•	increase in competition by foreign and domestic competitors;

•	changes in global business, economic, political and social conditions;

•	availability of qualified engineers, architects, designers and other professional staff needed to execute contracts;

•	the timing of new awards and the funding of such awards;

•	cancellations of, or changes in the scope to, existing contracts;

•	the ability of the Company to meet performance or schedule guarantees;

•	cost overruns on fixed, maximum or unit priced contracts;

•	the outcome of pending and future litigation and any governmental audits, investigations, or proceedings;

•	the cyclical nature of the individual markets in which the Company’s clients operate;

•	delays or defaults by clients in making payments due under contracts; and

•	the successful closing and/or subsequent integration of any merger or acquisition transaction.

The preceding list is not all-inclusive, and the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this Management’s Discussion and Analysis should also read the Company’s most recent Annual Report on Form 10-K for a further description of the Company’s business, legal proceedings and other information that describes factors that could cause actual results to differ from such forward-looking statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and 2001
(In thousands, except share information)

	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$48,469	$49,263
Receivables	845,360	817,160
Deferred income taxes	66,609	64,651
Prepaid expenses and other	14,465	15,085

Total current assets	974,903	946,159

Property, Equipment and Improvements, Net	149,905	149,979

Other Noncurrent Assets:
Goodwill, net	390,953	317,664
Other	158,223	143,238

Total other noncurrent assets	549,176	460,902

	$1,673,984	$1,557,040

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Notes payable	$5,962	$19,688
Accounts payable	229,579	197,712
Accrued liabilities	322,618	295,763
Billings in excess of costs	155,114	163,833
Income taxes payable	27,144	23,663

Total current liabilities	740,417	700,659

Long-term Debt	85,732	164,308

Other Deferred Liabilities	152,340	95,174

Minority Interests	5,882	5,098

Commitments and Contingencies
Stockholders’ Equity:
Capital stock:
Preferred stock, $1 par value, authorized—1,000,000 shares; issued and outstanding—none	—	—
Common stock, $1 par value, authorized—100,000,000 shares; issued and outstanding—54,765,374 shares and 26,872,358 shares, respectively	54,765	26,872
Additional paid-in capital	110,778	105,612
Retained earnings	568,957	472,010
Accumulated other comprehensive loss	(42,582)	(10,620)

	691,918	593,874
Unearned compensation	(2,305)	(2,073)

Total stockholders’ equity	689,613	591,801

	$1,673,984	$1,557,040

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended September 30, 2002, 2001 and 2000
(In thousands, except per share information)

	2002	2001	2000
Revenues	$4,555,661	$3,956,993	$3,418,942
Costs and Expenses:
Direct costs of contracts	(3,971,984)	(3,452,320)	(2,983,247)
Selling, general and administrative expenses	(411,307)	(360,821)	(311,082)

Operating Profit	172,370	143,852	124,613

Other (Expense) Income:
Interest income	2,359	3,718	3,961
Interest expense	(7,496)	(11,705)	(11,420)
Miscellaneous income, net	1,521	2,341	2,168
Provision for litigation settlement	—	—	(38,000)

Total other expense, net	(3,616)	(5,646)	(43,291)

Earnings Before Taxes	168,754	138,206	81,322
Income Tax Expense	(59,064)	(50,446)	(30,341)

Net Earnings	$109,690	$87,760	$50,981

Net Earnings Per Share:
Basic	$2.03	$1.65	$0.97
Diluted	$1.98	$1.61	$0.96

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended September 30, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Net Earnings	$109,690	$87,760	$50,981

Other Comprehensive (Loss) Income:
Unrealized holding gains on securities	816	2,395	3,556
Less—reclassification adjustment for gains realized in net earnings	(3,667)	(2,083)	(1,455)

Unrealized (loss) gains on securities, net of reclassification adjustment	(2,851)	312	2,101
Foreign currency translation adjustments	1,048	(324)	(8,236)
Minimum pension liability adjustment	(47,904)	—	—

Other Comprehensive Loss Before Income Taxes	(49,707)	(12)	(6,135)
Income Tax Benefit (Expense) Relating to Other Comprehensive Loss	17,745	(93)	(785)

Other Comprehensive Loss	(31,962)	(105)	(6,920)

Total Comprehensive Income	$77,728	$87,655	$44,061

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended September 30, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Common Stock:
Balance at the beginning of the year	$26,872	$26,386	$26,143
Two-for-one stock split, paid in the form of a stock dividend (see Note 2)	27,137	—	—
Issuances under stock purchase and stock option plans, net	892	625	440
Repurchases under stock plans	(158)	(187)	(197)
Issuances of restricted stock, net of forfeitures	22	48	—

Balance at the end of the year	54,765	26,872	26,386

Additional Paid-in Capital:
Balance at the beginning of the year	105,612	79,352	68,049
Two-for-one stock split, paid in the form of a stock dividend (see Note 2)	(27,137)	—	—
Issuances of common stock under stock purchase and stock option plans, net	31,957	24,910	12,078
Repurchases of common stock under stock plans	(543)	(696)	(764)
Issuances of restricted stock, net of forfeitures	889	2,046	(11)

Balance at the end of the year	110,778	105,612	79,352

Retained Earnings:
Balance at the beginning of the year	472,010	400,791	358,958
Net earnings	109,690	87,760	50,981
Issuances of treasury stock for option exercises	(380)	(1,381)	(2,922)
Repurchases of common stock under stock plans	(12,363)	(15,160)	(6,226)

Balance at the end of the year	568,957	472,010	400,791

Accumulated Other Comprehensive (Loss) Income:
Balance at the beginning of the year	(10,620)	(10,515)	(3,595)
Foreign currency translation adjustments	1,048	(324)	(8,236)
Net unrealized (losses) gains on securities	(1,783)	219	1,316
Minimum pension liability adjustment	(31,227)	—	—

Balance at the end of the year	(42,582)	(10,620)	(10,515)

Unearned Compensation:
Balance at the beginning of the year	(2,073)	(471)	(838)
Issuances of restricted stock	(911)	(2,094)	(153)
Amortization	679	492	520

Balance at the end of the year	(2,305)	(2,073)	(471)

Treasury Stock, at Cost:
Balance at the beginning of the year	—	—	—
Purchases of common stock for treasury	(2,003)	(9,523)	(13,714)
Reissuances of treasury stock for stock option exercises	2,003	9,523	13,714

Balance at the end of the year	—	—	—

Total Stockholders’ Equity	$689,613	$591,801	$495,543

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended September 30, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Cash Flows from Operating Activities:
Net earnings	$109,690	$87,760	$50,981
Adjustments to reconcile net earnings to net cash flows from operations:
Depreciation and amortization of property, equipment and improvements	35,087	31,388	33,192
Amortization of goodwill	—	7,552	6,906
Gains on sales of assets	(3,922)	(3,318)	(3,143)
Changes in assets and liabilities, excluding the effects of businesses acquired:
Receivables	36,935	(68,669)	(105,541)
Prepaid expenses and other current assets	4,187	(1,482)	142
Accounts payable	11,458	(27,849)	35,807
Accrued liabilities	(12,301)	(17,906)	(10,497)
Billings in excess of costs	(24,850)	(7,313)	50,134
Income taxes payable	7,438	10,356	8,526
Deferred income taxes	(3,639)	4,097	14,437
Other, net	680	492	357

Net cash provided by operating activities	160,763	15,108	81,301

Cash Flows from Investing Activities:
Acquisition of businesses, net of cash acquired	(43,529)	(28,605)	(27,284)
Additions to property and equipment	(37,182)	(44,451)	(44,369)
Disposals of property and equipment	5,376	17,506	3,357
Net increase in other, non-current assets	(23,009)	(6,892)	(33,806)
Purchases of investments	(2,686)	(4,209)	(7,772)
Proceeds from sales of investments	8,499	3,023	3,169

Net cash used for investing activities	(92,531)	(63,628)	(106,705)

Cash Flows from Financing Activities:
Proceeds from long-term borrowings	424,892	162,403	103,900
Repayments of long-term borrowings	(542,791)	(145,516)	(78,244)
Net change in short-term borrowings	24,288	235	9,622
Proceeds from issuances of common stock	21,672	18,198	16,006
Purchases of common stock for treasury	(2,003)	(9,523)	(13,714)
Other, net	9,239	6,354	5,277

Net cash (used for) provided by investing activities	(64,703)	32,151	42,847

Effect of Exchange Rate Changes	(4,323)	(216)	(5,077)

(Decrease) Increase in Cash and Cash Equivalents	(794)	(16,585)	12,366
Cash and Cash Equivalents at Beginning of Period	49,263	65,848	53,482

Cash and Cash Equivalents at End of Period	$48,469	$49,263	$65,848

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Jacobs Engineering Group Inc. and its subsidiaries (the “Company”). All significant intercompany accounts and transactions have been eliminated.

Description of the Business

The Company’s principal business is to provide a broad range of technical, professional, and construction services. Such services include engineering, design, and architectural services; construction and construction management services; operations and maintenance services; and process, scientific, and systems consulting services. The Company provides its services primarily through offices and subsidiaries located in the United States, Canada, Europe, Asia, Mexico and Australia. The Company provides its services under cost-reimbursable, cost-reimbursable with a guaranteed maximum price, and fixed-price contracts. The percentage of revenues realized from each of these types of contracts for each `year ended September 30 was as follows:

	2002	2001	2000
Cost-reimbursable	85%	81%	77%
Fixed-price	13	16	18
Guaranteed maximum price	2	3	5

Revenue Accounting for Contracts

In general, the Company recognizes revenues at the time services are performed. On cost-reimbursable contracts, revenue is recognized as costs are incurred, and includes applicable fees earned through the date services are provided. On fixed-price contracts, revenues are recorded using the percentage-of-completion method of accounting by relating contract costs incurred to date to total estimated contract costs at completion. Contract costs may include both direct and indirect costs. Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion. The Company recognizes as revenues costs associated with claims and unapproved change orders to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated.

Some of the Company’s contracts with the U.S. federal government, as well as certain contracts with commercial clients, provide that contract costs (including indirect costs) are subject to audit and adjustment. For all such contracts, revenues have been recorded at the time services were performed based upon those amounts expected to be realized upon completion of the contracts.

As is common in the industry, the Company executes certain contracts jointly with third parties through partnerships and joint ventures. For certain of these contracts (i.e., where the Company has an undivided interest in the assets and liabilities of the venture), the Company recognizes its proportionate share of venture revenues, costs and operating profit in its consolidated statements of earnings.

When the Company is directly responsible for subcontractor labor, or third-party materials and equipment, the Company reflects the costs of such items in both revenues and costs. On other projects, where the client elects to pay for such items directly and the Company has no associated

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

responsibility for such items, these amounts are not reflected in either revenues or costs. The amount of such “pass-through” costs included in revenues during fiscal 2002, 2001 and 2000 totaled $1.5 billion, $1.3 billion and $1.4 billion, respectively.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than three months as cash equivalents. Cash equivalents at September 30, 2002 and 2001 consisted primarily of time certificates of deposit.

Marketable Securities and Investments

The Company’s investments in equity and debt securities are classified as trading securities, held-to-maturity securities or available-for-sale securities. Management determines the appropriate classification of all its investments at the time of purchase and reviews such designations at each balance sheet date.

Trading securities are recorded at fair value. Changes in the fair value of trading securities are recognized in earnings in the period in which the change occurs and is included in “Miscellaneous income, net “ in the accompanying consolidated statements of earnings.

Held-to-maturity securities and available-for-sale securities are included as long-term investments in “Other Noncurrent Assets” in the accompanying consolidated balance sheets. Held-to-maturity securities are carried at cost, or amortized cost, adjusted for the amortization (accretion) of any related premiums (discounts) over the estimated remaining period until maturity. Marketable equity securities that are not held for trading, and debt securities that are not classified as held-to-maturity, are classified as available-for-sale securities. Securities designated as available-for-sale are recorded at fair value. Changes in the fair value of securities available-for-sale are recorded as unrealized gains or losses, net of the related tax effect in “Accumulated Other Comprehensive (Loss) Income” in the accompanying consolidated statements of changes in stockholders’ equity.

Receivables and Billings in Excess of Costs

Included in “Receivables” in the accompanying consolidated balance sheets at September 30, 2002 and 2001 were $440.9 million and $420.6 million, respectively, representing amounts earned and reimbursable under contracts in progress at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project. Included in these unbilled receivables at September 30, 2002 and 2001 were contract retentions totaling $24.2 million and $6.6 million, respectively. The Company anticipates that substantially all of such unbilled amounts will be billed and collected over the next twelve months.

“Billings in excess of costs” represent cash collected from clients on contracts in advance of revenues earned thereon, as well as advanced billings to clients in excess of costs and earnings on uncompleted contracts. The Company anticipates that substantially all such amounts will be earned over the next twelve months.

Amounts due from the U.S. federal government included in “Receivables” in the accompanying consolidated balance sheets totaled $141.2 million and $137.4 million at September 30, 2002 and 2001, respectively.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with industry practice, the Company includes in “Receivables” claims representing the recovery of costs incurred on contracts to the extent it is probable that such claims will result in additional contract revenue and the amount of such additional revenues can be reliably estimated. Such amounts included in “Receivables” in the accompanying consolidated balance sheets totaled $25.3 million and $10.6 million at September 30, 2002 and 2001, respectively, of which $18.4 million and $7.3 million, respectively, relate to one claim on a project being performed in Europe.

Property, Equipment and Improvements

Property, equipment and improvements are stated at cost in the accompanying consolidated balance sheets. Depreciation and amortization of property and equipment is computed primarily by using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Estimated useful lives range from 20 to 40 years for buildings, from 3 to 10 years for equipment and from 4 to 10 years for leasehold improvements.

Goodwill

Effective October 1, 2001, with the adoption of Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets (“SFAS 142”), goodwill is no longer amortized, but instead tested for impairment using a fair value approach in accordance with SFAS 142. There was no impairment of goodwill upon adoption of SFAS 142.

The Company’s results for prior years have not been restated for SFAS 142. Goodwill amortization on a pre-tax basis was $7.6 million ($4.9 million after-tax) in fiscal 2001, and $6.9 million ($4.4 million after-tax) in fiscal 2000. Had goodwill amortization not been recorded in fiscal 2001 and 2000, net earnings would have been $94.0 million (or $1.73 per diluted share) and $56.0 million (or $1.06 per diluted share), respectively.

Earnings Per Share

Earnings per share (“EPS”) is calculated in accordance with Statement of Financial Accounting Standards No. 128—Earnings per Share. Basic EPS is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted EPS gives effect to all dilutive securities that were outstanding during the period. The Company’s dilutive securities consisted solely of nonqualified stock options.

Stock-based Compensation

The Company accounts for stock issued to employees and outside directors in accordance with APB Opinion No. 25—Accounting for Stock Issued to Employees (“APB 25”). Accordingly, compensation cost is measured based on the excess, if any, of the market price of the Company’s common stock over the exercise price of a stock option, determined on the date the option is granted. With respect to the issuance of restricted stock, unearned compensation expense equivalent to the market value of the stock issued on the date of award is charged to stockholders’ equity and subsequently amortized against earnings over the periods during which the restrictions lapse. During fiscal years 2002, 2001 and 2000, the Company recognized compensation expense on restricted stock of $0.7 million, $0.5 million and $0.5 million, respectively.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of Credit Risk, Uncertainties and Use of Estimates

The Company’s cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the United States, Europe, Canada and Asia. In the normal course of its business and consistent with industry practices, the Company grants credit to its clients without requiring collateral. Concentrations of credit risk is the risk that, if the Company extends a significant portion of its credit to clients in a specific geographic area or industry, the Company may experience disproportionately high levels of default, if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk relative to trade receivables are limited due to the Company’s diverse client base, which includes the U.S. federal government and multi-national corporations operating in a broad range of industries and geographic areas. Additionally, in order to mitigate credit risk, the Company continually evaluates the credit worthiness of its major commercial clients.

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

2.    Stock Split

On February 12, 2002, the Company’s Board of Directors approved a two-for-one stock split. The stock split was distributed on April 1, 2002 in the form of a 100% stock dividend to stockholders of record on March 1, 2002.

The stock split resulted in the issuance of 27.1 million shares of common stock. Par value of the common stock is unchanged at $1 per share and accordingly, $27.1 million was transferred from additional paid-in capital to common stock on April 1, 2002.

The effect of the stock split has been recognized retroactively. Accordingly, all references in the financial statements to price per share and stock option plan data have been restated to reflect the stock split.

3.    Earnings Per Share

The following table reconciles the denominator used to compute basic EPS to the denominator used to compute diluted EPS for each year ended September 30 (in thousands):

	2002	2001	2000
Weighted average shares outstanding (denominator used to compute Basic EPS)	54,136	53,230	52,358
Effect of employee and outside director stock options	1,260	1,266	589

Denominator used to compute Diluted EPS	55,396	54,496	52,947

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Business Combinations

On October 31, 2001, the Company completed the acquisition of McDermott Engineers & Constructors (Canada) Limited (including Delta Catalytic and Delta Hudson Engineering) (collectively, “Delta”). At that date, Delta had $67.2 million in total assets (including $63.8 million in current assets) and $56.8 million in total liabilities (substantially all of which were current liabilities). The primary purpose for acquiring Delta was to expand the Company’s business in North America in several markets, including upstream oil and gas, petroleum refining, petrochemicals, chemicals and energy. Delta has approximately 3,500 employees, providing engineering, construction, and maintenance services to clients in these industries. The total cash purchase price was $47.5 million, and was determined through negotiations with Delta’s owner, McDermott International, Inc. The purchase price was financed with a new, short-term $50.0 million credit facility. The Delta acquisition was accounted for as a purchase. Accordingly, the Company’s consolidated results of operations include those of Delta from the date of acquisition. The purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation resulted in goodwill, net of related tax benefits, of approximately $51.5 million.

On May 3, 2001, the Company completed the purchase from LawGibb Group Inc. of substantially all of its international engineering and construction management businesses (the “GIBB” businesses). GIBB is a leading international engineering consultancy firm, providing technical, professional services in the fields of transportation, civil and structural engineering, water and wastewater, environmental and geotechnical services, infrastructure, building and building services, information technology, defense, finance and commerce. GIBB has approximately 900 employees conducting operations located primarily in the United Kingdom, southern Africa, and certain other countries located primarily in Europe. The total purchase price of $34.5 million in cash was financed with a combination of internal funds and borrowings made under the Company’s $230.0 million revolving credit facility. The GIBB transaction was accounted for as a purchase. Accordingly, the Company’s consolidated results of operations include the results of GIBB’s operations since the date of acquisition. The purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation resulted in goodwill, net of related tax benefits, of approximately $31.3 million.

On February 23, 2001, the Company finalized the second phase of a two-part transaction to acquire from Stork N.V., the Netherlands (“Stork N.V.”) the balance of its engineering and contracting businesses (“Stork Phase II”). This second phase involved the remainder of Stork N.V.’s engineering and construction operations in the Netherlands and the Middle East. These offices employ approximately 500 technical, professional staff. The second phase of the transaction was accounted for as a purchase. Accordingly, the Company’s consolidated results of operations include the operating results of Stork Phase II since the date of acquisition. The purchase price for Stork Phase II has been allocated to the assets and liabilities acquired based on their estimated fair values. The purchase price allocation resulted in goodwill, net of related tax benefits, of approximately $29.9 million.

During the second quarter of fiscal 2000, the Company completed the first phase of the Stork transaction. The first phase included Stork N.V.’s operations in Belgium, Germany, Southeast Asia and certain locations in the Netherlands. These offices employ approximately 1,500 technical, professional staff. The purchase price of EUR 25.0 million (approximately $24.2 million) was financed in part by long-term borrowings of EUR 15.0 million (approximately $14.8 million) under the Company’s $230.0 million revolving credit facility. The transaction was accounted for as a purchase. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

values. The purchase price allocation resulted in goodwill, net of related tax benefits, of approximately $29.0 million.

In January 1999, the Company completed its Agreement and Plan of Merger with Sverdrup Corporation (“Sverdrup”). In accordance with the merger agreement, each outstanding share of common stock of Sverdrup was converted into the right to receive (i) a proportional share of the total amount of initial merger consideration of $198.0 million paid at closing; and, (ii) a proportional amount of any additional merger consideration payable after each of the first three anniversaries of the date of the merger (“Deferred Merger Consideration”). The final amount payable as Deferred Merger Consideration of $11.1 million was paid during fiscal 2002.

5.    Investments

At September 30, 2002, the Company had available-for-sale securities of $5.4 million included in “Other Noncurrent Assets” in the accompanying consolidated balance sheet, for which a net unrealized loss of $1.8 million was recorded in stockholders’ equity during fiscal 2002. At September 30, 2001, the Company had available-for-sale securities of $10.2 million, for which a net unrealized gain of $0.2 million was recorded in stockholders’ equity during fiscal 2001.

The following table summarizes certain information regarding the Company’s available-for-sale equity securities at September 30, 2002 and 2001, and for each year ended September 30 (in thousands):

	2002	2001
Total cost (specific identification method)	$2,318	$4,297
Gross unrealized gains	$3,032	$5,883
Estimated fair value	$5,350	$10,180
Gross realized gains	$3,435	$2,847
Gross proceeds from sales	$5,414	$3,023

6.    Property, Equipment and Improvements, Net

Property, equipment and improvements, net, consisted of the following at September 30, 2002 and 2001 (in thousands):

	2002	2001
Land	$7,903	$7,106
Buildings	54,010	51,725
Equipment	239,159	231,322
Leasehold improvements	27,987	16,126
Construction in progress	2,990	16,290

	332,049	322,569
Accumulated depreciation and amortization	(182,144)	(172,590)

	$149,905	$149,979

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating expenses include provisions for depreciation and amortization of $35.1 million, $31.4 million and $33.2 million for fiscal 2002, 2001 and 2000, respectively.

7.    Borrowings

Short-term Credit Arrangements

At September 30, 2002, the Company had approximately $46.2 million available through multiple bank lines of credit, under which the Company may borrow on an overdraft or short-term basis. Interest under these lines is determined at the time of borrowing based on the banks’ prime or base rates, rates paid on certificates of deposit, the banks’ actual costs of funds or other variable rates. Most of the agreements require the payment of a fee based on the amount of the facility. The Company is also required to maintain certain minimum levels of working capital and net worth.

Other information regarding the lines of credit for each year ended September 30 follows (dollars in thousands):

	2002	2001	2000
Amount outstanding at year end	$5,962	$19,688	$18,077
Weighted average interest rate at year end	5.40%	5.19%	8.80%
Weighted average borrowings outstanding during the year	$6,699	$5,748	$7,952
Weighted average interest rate during the year	5.99%	6.90%	6.77%
Maximum amount outstanding during the year	$13,798	$19,688	$30,955

Long-term Debt and Credit Arrangements

Long-term debt consisted of the following at September 30 (in thousands):

	2002	2001
Borrowings under long-term, revolving credit agreements:
$230.0 million agreement	$57,632	$164,308
$45.0 million agreement	28,100	—

	$85,732	$164,308

In October 2001, the Company financed the Delta acquisition with a new, short-term $50.0 million credit facility (See Note 4., above). In May 2002, this short-term facility was converted into a long-term, $40.0 million facility. In September 2002, the commitment was increased to $45.0 million.

The Company’s $230.0 million and $45.0 million long-term, revolving credit agreements expire in January 2004. Borrowings under these agreements are unsecured, and bear interest at either fixed rates offered by the banks at the time of borrowing, or at variable rates based on the agent bank’s base rate, LIBOR or the latest federal funds rate. During fiscal 2002 and 2001, the weighted average interest rates on these borrowings were 3.35% and 6.02%, respectively. The agreements require the Company to maintain certain minimum levels of net worth, a minimum coverage ratio of certain fixed charges, and a minimum leverage ratio of earnings before interest, taxes, depreciation and amortization to funded debt (all as defined in the agreements). The agreements also restrict the payment of cash dividends and require the Company to pay a facility fee based on the total amount of the commitments.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest payments made during fiscal 2002, 2001 and 2000 totaled $6.2 million, $11.1 million and $11.8 million, respectively.

8.    Pension Plans

Company-only Sponsored Plans

The Company sponsors various pension plans covering employees of certain U.S. domestic and international subsidiaries. There are two pension plans in the United States, both of which were acquired by the Company in connection with the 1999 merger with Sverdrup Corporation. One of the Sverdrup pension plans covers certain employees assigned to a particular operating contract with the U.S. government; it is the intention of the parties to the contract that the cost of this plan be fully reimbursed by the U.S. government in accordance with applicable cost accounting standards. The second Sverdrup pension plan was frozen in 1999, allowing no new participants to enter.

The pension plans (U.S. and international) provide pension benefits that are based on the employee’s compensation and years of service. The Company’s funding policy is to fund the actuarially determined accrued benefits, allowing for projected compensation increases using the projected unit method.

The following table sets forth the change in the plans’ net benefit obligation for each year ended September 30 (in thousands):

	2002	2001
Net benefit obligation at the beginning of the year	$326,964	$309,590
Service cost	10,298	10,216
Interest cost	23,507	22,527
Participants’ contributions	3,162	2,903
Actuarial losses	15,931	5,083
Benefits paid	(31,818)	(22,712)
Effect of plan amendments	—	(1,050)
Effect of exchange rate changes	6,841	407

Net benefit obligation at the end of the year	$354,885	$326,964

The following table sets forth the change in the fair value of the plans’ assets for each year ended September 30 (in thousands):

	2002	2001
Fair value of plan assets at the beginning of the year	$303,503	$324,707
Actual return on plan assets	(8,254)	(9,291)
Employer contributions	11,219	11,162
Participants’ contributions	3,162	2,903
Gross benefits paid	(31,818)	(22,712)
Client note payment	(1,236)	(2,961)
Effect of exchange rate changes	5,852	(332)
Other	(451)	27

Fair value of plan assets at the end of the year	$281,977	$303,503

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reconciles the funded status of the plans, as well as amounts recognized and not recognized in the accompanying consolidated balance sheets at September 30, 2002 and 2001 (in thousands):

	2002	2001
Funded status at the end of the year	$(72,908)	$(23,461)
Unrecognized actuarial losses	86,170	37,987
Additional minimum liability	(47,904)	—
Effect of exchange rate changes	1,502	199
Other	(307)	(10)

Net amount recognized at the end of the year	$(33,447)	$14,715

Amounts recognized in the accompanying consolidated balance sheets at September 30, 2002 and 2001 consisted of the following (in thousands):

	2002	2001
Prepaid pension asset	$15,993	$16,377
Additional minimum liability	(47,904)	—
Accrued benefit liability	(1,536)	(1,662)

Net benefit obligation at the end of the year	$(33,447)	$14,715

At September 30, 2002, all three of the Company’s pension plans are in a net, under-funded status by $72.9 million. At September 30, 2001, two of the pension plans were under-funded by a total of $23.6 million (the aggregate fair value of plan assets and net benefit obligations of these plans were approximately $197.3 million and $220.9 million, respectively).

Included in “Other Noncurrent Assets” in the accompanying consolidated balance sheets at September 30, 2002 and 2001 is approximately $9.9 million and $11.4 million, respectively, representing the accumulated excess funding of benefits over the amounts reimbursed by the U.S. government in connection with an operating contract.

The components of net periodic pension cost included in the accompanying consolidated statements of earnings for each year ended September 30 were as follows (in thousands):

	2002	2001	2000
Service cost	$10,298	$10,216	$10,530
Interest cost	23,507	22,527	22,902
Expected return on plan assets	(27,997)	(28,233)	(28,978)
Other	22	—	9

Net pension cost, before settlement charge	5,830	4,510	4,463
Settlement charge	4,560	—	—

Total, net periodic pension cost	$10,390	$4,510	$4,463

Included in other comprehensive income for fiscal 2002 is an after-tax charge of $31.2 million relating to an additional minimum liability for the pension plans. In general, Statement of Financial Accounting Standards No. 87—Employers’ Accounting for Pensions requires companies to record a liability in the amount by which a pension plan’s accumulated benefit obligation exceeds the fair value of its assets. This non-cash charge to stockholders’ equity will be reviewed next year in connection with the annual actuarial valuation of the pension plans and is subject to adjustment at that time.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The significant actuarial assumptions used in determining the funded status of the plans for each year ended September 30 were as follows:

	2002	2001	2000
Weighted average discount rates	6.3% to 7.5%	6.5% to 7.8%	6.1% to 7.8%
Rates of compensation increases	3.5% to 4.3%	4.0% to 4.5%	4.0% to 4.5%
Expected rates of return on plan assets	8.0% to 9.5%	8.0% to 9.5%	7.3% to 9.5%

In connection with the acquisition of the Stork group of companies (see Note 4, above), the Company is obligated to form a pension plan and an early-retirement plan (“VUT”) for substantially all of its employees located in the Netherlands. These plans will replace existing programs sponsored by Stork N.V. When the replacement plans are formed, the Company will negotiate with both Stork N.V. and the trustees of the existing multi-employer plans to set a value of the assets to be transferred into the replacement plans. Although the Company has not finalized the design of the replacement pension and VUT plans and thus has not commenced negotiations of the value of the assets to be transferred into the replacement plans, the Company expects that the value of the assets to be transferred will be less than the value of the assumed benefit obligations. Included in “Other Deferred Liabilities” in the accompanying consolidated balance sheet at September 30, 2002 is approximately $35.0 million relating to the replacement pension and VUT plans.

Multiemployer Plans

In the United States, the Company contributes to various trusteed pension plans covering hourly construction employees under industry-wide agreements. In selected operations in the Netherlands and the U.K., the Company contributes to multi-employer plans covering both hourly and certain salaried employees. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Information from the plans’ administrators is not available to permit the Company to determine its share of unfunded benefits, if any. Company contributions to these plans totaled $12.1 million, $7.9 million and $5.7 million for each of the three years ended September 30, 2002, 2001 and 2000, respectively.

9.    Savings and Deferred Compensation Plans

Savings Plans

The Company maintains savings plans for substantially all of its domestic, nonunion employees, which allow participants to make contributions by salary deduction pursuant to section 401(k) of the Internal Revenue Code. The Company’s contributions to these plans totaled $21.8 million, $20.8 million and $19.6 million, for fiscal 2002, 2001 and 2000, respectively. Company contributions are voluntary for most of the savings plans, and represent a partial matching of employee contributions.

Deferred Compensation Plans

The Company’s Executive Security Plan (“ESP”) and Executive Deferral Plans (“EDP”) are nonqualified deferred compensation programs that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. Benefit payments under both plans are funded by a combination of contributions from participants and the Company, and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. Amounts charged to expense relating to these programs for each of the three years ended September 30, 2002, 2001 and 2000 were $2.8 million, $2.6 million and $5.7 million, respectively.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Stock Purchase and Stock Option Plans

Broad-based, Employee Stock Purchase Plans

The Company sponsors two broad-based, employee stock purchase plans: the Jacobs Engineering Group Inc. 1989 Employee Stock Purchase Plan (the “1989 ESPP”) and the Jacobs Engineering Group Inc. Global Employee Stock Purchase Plan (the “GESPP”). Both plans provide for the granting of options to participating employees to purchase shares of the Company’s common stock. The purchase price for the stock varies by plan. Under the 1989 ESPP, the purchase price is generally the lower of (i) 90% of the common stock’s closing market price on the first day of the option period, or (ii) 90% of the common stock’s closing market price on the last day of the option period. Under the GESPP, the purchase price varies by sub-plan (there being one sub-plan for each foreign country where a participating subsidiary is domiciled), but may not be less than the lower of (i) 90% of the common stock’s closing market price on the first day of the option period, or (ii) 90% of the common stock’s closing market price on the last day of the option period. Under both the 1989 ESPP and GESPP, option periods are six months in duration, running from September 1 to February 28 or 29, and from March 1 to August 31.

A summary of shares issued under the 1989 ESPP and the GESPP during each year ended September 30 follows:

	2002	2001	2000
Aggregate Purchase Price Paid for Shares Sold:
Under the 1989 ESPP	$17,571,800	$13,538,734	$12,685,179
Under the GESPP	592,531	—	—

Total	$18,164,331	$13,538,734	$12,685,179

Aggregate Number of Shares Sold:
Under the 1989 ESPP	628,669	654,404	998,064
Under the GESPP	20,173	—	—

Total	648,842	654,404	998,064

Both the 1989 ESPP and the GESPP have been approved by the Company’s stockholders. At September 30, 2002, there were 2,734,617 shares reserved for issuance under the 1989 ESPP, and there were 579,827 shares reserved for issuance under the GESPP.

Stock Option Plans

In February 2000, the Company’s stockholders approved the 1999 Stock Incentive Plan and the 1999 Outside Director Stock Plan (the “1999 Plans”). The 1999 Plans replaced the Company’s 1981 Executive Incentive Plan (the “1981 Plan”), which would have expired on March 1, 2001. Effective February 14, 2000, the Company’s Board of Directors resolved that no further incentive awards would be made under the 1981 Plan.

The 1999 Stock Incentive Plan authorizes the issuance of incentive stock options, nonqualified stock options and restricted stock to employees to acquire up to an aggregate of 4,000,000 shares of the Company’s common stock. The total number of shares of restricted stock that can be awarded under the 1999 Stock Incentive Plan is limited to 10% (or 400,000 shares) of the total number of shares authorized, and any forfeited shares of restricted stock awarded is available again for issuance as restricted stock.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 1999 Outside Director Stock Plan reserves 400,000 shares of the Company’s common stock for grants of nonqualified stock options and awards of stock and restricted stock to nonemployee directors.

At September 30, 2002, there were 4,074,851 shares of common stock reserved for issuance under the 1999 Plans (3,693,851 shares of common stock reserved for issuance under the 1999 Stock Incentive Plan, and 381,000 shares of common stock reserved for issuance under the 1999 Outside Director Stock Plan).

The following is a summary of the stock option activity under the 1981 Plan and the 1999 Plans (collectively, the “Stock Option Plans”) for each year ended September 30:

	Number of Options	Weighted Average Exercise Price
Outstanding at September 30, 1999	5,000,462	$13.67
Granted	1,120,500	$16.51
Exercised	(802,562)	$12.18
Cancelled or expired	(231,200)	$14.44

Outstanding at September 30, 2000	5,087,200	$14.50
Granted	1,344,000	$29.84
Exercised	(1,216,336)	$12.17
Cancelled or expired	(213,750)	$16.04

Outstanding at September 30, 2001	5,001,114	$19.10
Granted	842,000	$36.50
Exercised	(846,503)	$14.49
Cancelled or expired	(56,900)	$16.84

Outstanding at September 30, 2002	4,939,711	$22.88

Options outstanding at September 30, 2002 consisted entirely of nonqualified stock options. Included in the number of options outstanding at September 30, 2002 are options to purchase 1,943,110 shares of common stock granted under the defunct 1981 Plan.

Certain other information regarding the Company’s stock options follows:

	2002	2001	2000
At September 30:
Range of exercise prices for options outstanding	$9.79–$39.19	$9.56–$32.88	$8.66–$19.66
Number of options exercisable	2,049,661	1,749,238	2,001,600
Number of options available for future grants	1,078,250	1,931,750	3,331,500
For the fiscal year ended September 30:
Range of prices relating to options exercised	$9.57–$32.88	$8.66–$18.68	$8.29–$15.46
Estimated weighted average fair values of options granted	$17.18	$15.21	$7.68

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents information regarding options outstanding, and options exercisable at September 30, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Price	Number	Weighted Average Exercise Price
$9.79–$11.35	199,510	4.2	$10.48	187,110	$10.46
$11.85–$15.52	959,900	5.3	$13.71	724,700	$13.51
$15.78–$19.13	1,725,241	7.0	$17.19	842,791	$17.12
$19.66–$23.30	126,560	8.3	$22.60	28,310	$22.39
$25.44–$27.21	24,000	9.1	$26.81	3,000	$26.73
$27.52–$31.27	319,000	8.7	$28.06	52,750	$27.73
$31.40–$34.78	1,003,500	8.9	$32.74	211,000	$32.88
$38.16–$39.19	582,000	9.6	$39.18	—	$—

	4,939,711	7.4	$22.88	2,049,661	$17.22

The Stock Option Plans allow participants to satisfy the exercise price by tendering shares of the Company’s common stock that have been owned by the participants for at least six months. Shares so tendered are retired and canceled by the Company and are shown as repurchases of common stock in the accompanying consolidated statements of stockholders’ equity.

During the years ended September 30, 2002, 2001 and 2000, the Company issued 27,000, 96,000 and 10,000 shares, respectively, of restricted stock under the Stock Option Plans. The restrictions generally relate to the recipient’s ability to sell or otherwise transfer the stock. There are also restrictions that subject the stock to forfeiture back to the Company until earned by the recipient through continued employment or service.

Pro Forma Disclosures

As discussed in Note 1, the Company accounts for stock issued to employees and outside directors in accordance with APB 25. Statement of Financial Accounting Standards No. 123—Accounting for Stock-Based Compensation (“SFAS 123”) prescribes an optional, fair-value based method of accounting for stock issued to employees and others. Had the Company determined compensation cost under SFAS 123, the Company’s net earnings and earnings per share for each year ended September 30 would have been reduced to the pro forma amounts as follows (in thousands, except per share data):

	2002	2001	2000
Net earnings:
As reported	$109,690	$87,760	$50,981
Pro forma	$97,475	$75,876	$42,355
Earnings per share:
Basic:
As reported	$2.03	$1.65	$0.97
Pro forma	$1.80	$1.43	$0.81
Diluted:
As reported	$1.98	$1.61	$0.96
Pro forma	$1.76	$1.39	$0.80

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	37.46%	39.72%	27.62%
Risk-free interest rates	4.67%	4.29%	6.70%
Expected life of options (in years)	6.26	6.63	6.85

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Like all option-pricing models, the Black-Scholes model requires the use of highly subjective assumptions including the expected volatility of the underlying stock price. Since the Company’s stock options possess characteristics significantly different from those of traded options, changes in the subjective input assumptions can materially affect the fair value estimates of the Company’s options. The Company believes that existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The effects of applying SFAS 123 for these pro forma disclosures are not likely to be representative of the effects on reported earnings for future years as options vest over several years and additional awards are generally made each year.

11.    Income Taxes

The following is a summary of the Company’s consolidated income tax expense for each year ended September 30 (in thousands):

	2002	2001	2000
Current taxes:
Federal	$33,669	$31,882	$14,980
State	7,810	6,570	4,707
Foreign	10,089	5,519	4,810

Total current tax expense	51,568	43,971	24,497

Deferred taxes:
Federal	7,452	6,707	6,948
State	44	(232)	(1,104)

Total deferred tax expense	7,496	6,475	5,844

Consolidated income tax expense	$59,064	$50,446	$30,341

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company’s net deferred tax asset at September 30, 2002 and 2001 were as follows (in thousands):

	2002	2001
Deferred tax assets:
Liabilities relating to employee benefit plans	$45,810	$41,420
Contract revenues and costs	20,304	26,483
Defined benefit pension plans	16,677	—
Liabilities relating to self-insurance programs	16,161	16,798
Settlement of pension obligations	7,330	7,649
Foreign deferred taxes	6,274	—
Accrual for office consolidations	—	682

Gross deferred tax assets	112,556	93,032

Deferred tax liabilities:
Depreciation and amortization	(11,292)	(5,680)
Unremitted foreign earnings	(4,366)	(5,521)
State income and franchise taxes	(1,986)	(2,251)
Unrealized gains on available-for-sale securities	(1,130)	(2,198)
Foreign deferred taxes	—	(1,545)
Other, net	(36)	(1,221)

Gross deferred tax liabilities	(18,810)	(18,416)

Net deferred tax assets	$93,746	$74,616

Included in the change in “Income taxes payable” in the accompanying consolidated statements of cash flows for fiscal 2002, 2001 and 2000 are income tax benefits of $6.1 million, $7.3 million and $1.4 million, respectively, realized by the Company upon the exercises of nonqualified stock options.

The reconciliation from the statutory federal income tax expense to the consolidated effective income tax expense for each year ended September 30 follows (dollars in thousands):

	2002	2001	2000
Statutory amount	$59,064	$48,372	$28,463
State taxes, net of the federal benefit	5,105	4,119	2,341
Other, net	(5,105)	(2,045)	(463)

	$59,064	$50,446	$30,341

Rates used to compute statutory amount	35.0%	35.0%	35.0%

Consolidated effective income tax rates	35.0%	36.5%	37.3%

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal 2002, 2001 and 2000, the Company paid approximately $41.1 million, $29.6 million and $19.5 million, respectively, in income taxes.

Consolidated earnings before taxes consisted of the following for each year ended September 30 (in thousands):

	2002	2001	2000
United States earnings	$130,927	$103,419	$64,125
Foreign earnings	37,827	34,787	17,197

	$168,754	$138,206	$81,322

United States income taxes, net of applicable credits, have been provided on the undistributed earnings of foreign subsidiaries, except in those instances where the earnings are expected to be permanently reinvested. At September 30, 2002, $7.8 million of such undistributed earnings was expected to be permanently reinvested. Should these earnings be repatriated, approximately $2.1 million of income taxes would be payable.

12.    Commitments and Contingencies

The Company leases certain of its facilities and equipment under operating leases with net aggregate future lease payments of approximately $268.4 million at September 30, 2002 payable as follows (in thousands):

Year ending September 30,
2003	$56,975
2004	50,583
2005	43,261
2006	36,998
2007	31,121
Thereafter	89,769

308,707
Amounts representing sublease income	(40,275)

$268,432

Rent expense for fiscal years 2002, 2001 and 2000 amounted to $65.2 million, $57.5 million and $54.8 million, respectively, and was offset by sublease income of approximately $3.4 million, $3.9 million and $3.6 million, respectively.

Included in the lease payout table above are the amounts due under the Company's lease agreement for its offices in Houston, Texas. This agreement constitutes a “synthetic lease” whereby an unrelated entity owns the real property that is the subject of the lease. Under accounting principles generally accepted in the United States, the Houston lease is properly accounted for as an operating lease relating to real property with a depreciated value to the owner of approximately $45.4 million at September 30, 2002 (and associated debt of approximately $49.0 million). The lease agreement gives the Company the option to purchase the property at the end of the lease term in 2011 for $49.0 million. Under the terms of the lease agreement, the Company may request an extension to the lease term, or it may assist the owner in selling the property to a third party. The proceeds from any third-party sale would be used to reduce the Company's end-of-term return payment obligation of $35.3 million.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Letters of credit outstanding at September 30, 2002 totaled $69.1 million.

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

In the normal course of business, the Company is subject to certain contractual guarantees and litigation. Generally, such guarantees relate to project schedules and plant performance. Most of the litigation involves the Company as a defendant in workers’ compensation, personal injury and other similar lawsuits. In addition, as a contractor for many agencies of the United States Government, the Company is subject to many levels of audits, investigations and claims by, or on behalf of, the Government with respect to its contract performance, pricing, costs, cost allocations and procurement practices. Management believes, after consultation with counsel, that such guarantees, litigation, and United States Government contract-related audits, investigations and claims should not have any material adverse effect on the Company’s consolidated financial statements.

Included in “Other Expense” in the accompanying consolidated statement of earnings for fiscal 2000 is a $38.0 million charge relating to a negotiated settlement of a lawsuit between the Company and the U.S. federal government, which was originally filed against the Company by a former employee under the False Claims Act. The subject of the lawsuit was the accounting treatment of the occupancy costs associated with the Company’s former headquarters building, which the Company sold and leased back in 1982, and then permanently vacated in 1997. The charge, which has no continuing impact on the Company’s operating results, consisted of the settlement amount of $35.0 million (which was paid in March 2000) and $3.0 million of related costs and expenses.

13.    Common and Preferred Stock

The Company is authorized to issue two classes of capital stock: common stock and preferred stock (each has a par value of $1.00 per share). The preferred stock may be issued in one or more series. The number of shares to be included in a series, as well as each series’ designation, relative powers, dividend and other preferences, rights and qualifications, redemption provisions and restrictions are to be fixed by the Company’s Board of Directors at the time each series is issued. Except as may be provided by the Board of Directors in a preferred stock designation, or otherwise provided for by statute, the holders of the Company’s common stock have the exclusive right to vote for the election of Directors and all other matters requiring stockholder action. The holders of the Company’s common stock are entitled to dividends if and when declared by the Board of Directors from whatever assets are legally available for that purpose.

Pursuant to the Company’s Amended and Restated Rights Agreement dated December 20, 2000, each outstanding share of common stock has attached to it one stock purchase right (a “Right”). Each Right entitles the common stockholder to purchase, in certain circumstances generally relating to a change in control of the Company, one one-hundredth of a share of the Company’s Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”) at the exercise price of $87.50 per share, subject to adjustment. Alternatively, the Right holder may purchase common stock of the Company having a market value equal to two times the exercise price,

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or may purchase shares of common stock of the acquiring corporation having a market value equal to two times the exercise price.

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

14.    Other Financial Information

Other noncurrent assets consisted of the following at September 30, 2002 and 2001 (in thousands):

	2002	2001
Cash surrender value of life insurance policies	$44,083	$42,800
Deferred tax asset	43,195	18,054
Investments	27,691	31,801
Prepaid pension costs	15,993	16,377
Notes receivable	10,483	9,764
Reimbursable pension costs	9,928	11,388
Miscellaneous	6,850	13,054

	$158,223	$143,238

Accrued liabilities consisted of the following at September 30, 2002 and 2001 (in thousands):

	2002	2001
Accrued payroll and related liabilities	$181,016	$150,978
Insurance liabilities	42,761	41,439
Project related accruals	40,460	28,922
Other	58,381	74,424

	$322,618	$295,763

Other deferred liabilities consisted of the following at September 30, 2002 and 2001 (in thousands):

	2002	2001
Liabilities relating to defined benefit pension and early retirement plans	$88,689	$41,120
Liabilities relating to nonqualified deferred compensation arrangements	36,346	37,089
Deferred income taxes	16,058	8,090
Other	11,247	8,875

	$152,340	$95,174

15.    Comprehensive Income

The Company has disclosed the components of comprehensive income in the accompanying consolidated statements of comprehensive income and consolidated statements of changes in stockholders’ equity.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated balances related to each component of other comprehensive income (loss), net of related income tax, for each year ended September 30 follows (in thousands):

	Unrealized Gains on Securities	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustment	Total Accumulated Other Comprehensive Loss
Balances at September 30, 1999	$2,152	$(5,747)	$—	$(3,595)
Changes during the year	1,316	(8,236)	—	(6,920)

Balances at September 30, 2000	3,468	(13,983)	—	(10,515)
Changes during the year	219	(324)	—	(105)

Balances at September 30, 2001	3,687	(14,307)	—	(10,620)
Changes during the year	(1,783)	1,048	(31,227)	(31,962)

Balances at September 30, 2002	$1,904	$(13,259)	$(31,227)	$(42,582)

16.    Segment Information

As discussed above, the Company’s principal business is to provide a broad range of technical, professional, and construction services. The Company provides its services primarily from offices located throughout the United States and Europe. With the acquisition of the Delta companies in fiscal 2002, the Company expanded its North American operations to include Canada. The Company also has offices located in selected regions of Asia, Mexico and Australia.

All of the Company’s operations share similar economic characteristics. For example, all of the Company’s operations are highly influenced by the general availability of qualified engineers and other technical, professional staff. They also provide similar services, as well as share similar processes for delivering the Company’s services. In addition, the use of technology is highly similar and consistent throughout the Company’s organization, as is the Company’s client base (with the exception of the Company’s operations outside the United States which perform very little work for the U.S. federal government), and the Company’s quality assurance and safety programs. Accordingly, based on these similarities, the Company has concluded that its operations may be aggregated into one reportable segment for purposes of this disclosure.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents certain information by geographic area for fiscal 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Revenues (for the fiscal years ended September 30):
United States	$3,040,373	$3,075,969	$2,858,197
Europe	892,050	825,456	532,887
Canada	564,144	—	—
Asia	34,965	44,345	22,448
Other	24,129	11,223	5,410

Total	$4,555,661	$3,956,993	$3,418,942

Long-Lived Assets (at September 30):
United States	$114,319	$116,196	$120,396
Europe	21,917	22,332	17,486
Canada	2,069	—	—
Asia	11,242	11,322	12,609
Other	358	129	—

Total	$149,905	$149,979	$150,491

Revenues were earned from unaffiliated clients located primarily within the respective geographic areas. Long-lived assets consist of property and equipment, net of accumulated depreciation and amortization. “Other” consists primarily of the Company’s operations in Australia and the Middle East.

For each of the three years ended September 30, 2002, 2001 and 2000, projects with or for the benefit of agencies of the U.S. federal government accounted for 21.5%, 19.0% and 20.0%, respectively, of total revenues.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Quarterly Data—Unaudited

Summarized quarterly financial information for each year ended September 30 is presented below (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2002
Revenues	$1,028,186	$1,146,611	$1,169,122	$1,211,742	$4,555,661
Operating profit	41,002	42,360	43,548	45,460	172,370
Earnings before taxes	39,801	41,353	42,955	44,645	168,754
Net earnings	25,870	26,880	27,920	29,020	109,690
Earnings per share:
Basic	0.48	0.50	0.51	0.53	2.03
Diluted	0.47	0.49	0.50	0.52	1.98
Stock price:
High	37.85	36.50	42.90	36.70	42.90
Low	29.65	29.06	33.40	28.20	28.20

2001
Revenues	$929,182	$1,009,869	$1,041,417	$976,525	$3,956,993
Operating profit	33,187	35,127	36,770	38,768	143,852
Earnings before taxes	31,654	33,953	35,464	37,135	138,206
Net earnings	20,100	21,560	22,520	23,580	87,760
Earnings per share:
Basic	0.38	0.41	0.42	0.44	1.65
Diluted	0.37	0.40	0.41	0.43	1.61
Stock price:
High	24.59	29.50	37.84	35.29	37.84
Low	18.98	21.12	28.20	25.35	18.98

2000
Revenues	$809,088	$881,799	$857,828	$870,227	$3,418,942
Operating profit	30,028	30,208	31,709	32,668	124,613
(Loss) earnings before taxes	(9,232)	28,962	30,560	31,032	81,322
Net (loss) earnings	(5,769)	18,100	19,100	19,550	50,981
(Loss) earnings per share:
Basic	(0.11)	0.35	0.36	0.37	0.97
Diluted	(0.11)	0.34	0.36	0.37	0.96
Stock price:
High	17.88	16.56	18.41	20.19	20.19
Low	14.62	13.09	14.69	16.44	13.09

The Company’s common stock is listed on the New York Stock Exchange. At September 30, 2002, there were 986 stockholders of record.

Report of Ernst & Young LLP
Independent Auditors

The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at September 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Los Angeles, California
October 30, 2002